Exhibit 99.1

ANNUAL REPORT 2021

TORM ANNUAL REPORT 2021 CONTENTS 2 STRATEGIC REPORT AT A GLANCE Strategic Framework and Highlights 4 TORM at a Glance 6 Letter from the Chairman and CEO 8 2021 in Review 9 The Product Tanker Market in 2021 11 Market Drivers and Outlook 14 BUSINESS MODEL AND STRATEGIC CHOICES Value Chain in Oil Transportation 17 Our Strategic Choices 18 Leading Product Tanker Owner 19 The TORM Fleet 20 Solid Capital Structure 21 Greener Future With Zero Carbon Emission Ambition 22 Optimizing Performance Now 23 Long Term Decarbonization 26 Superior Operating Platform 28 Integration of 11 Second-Hand Vessels 30 OUR RESPONSIBILITY Responsibility Report 32 Stakeholder Engagement and Materiality 35 Health, Safety, and Security 37 Environmental Efforts 40 People 41 Human Rights and Business Ethics 44 Community 45 Responsible Procurement 47 SASB Index and Responsibility Data 48 REVIEW & RISK Financial Review 2021 55 Risk Management 65 GOVERNANCE GOVERNANCE INTRODUCTION Chairman’s Introduction 71 GOVERNANCE STRUCTURE TORM’s Governance Structure 73 Board of Directors 75 Board and Committee Meeting Attendance 76 Board Activities 77 COMMITTEE REPORTS Audit Committee Report 79 Risk Committee Report 85 Nomination Committee Report 87 Remuneration Committee Report 89 OTHER Investor Information 100 Engagement and Decision Making 104 Directors’ Report 107 Statement of Directors’ Responsibilities 110 Safe Habor Statement 111 FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS Consolidated Income Statement 114 Consolidated Statement of Comprehensive Income 114 Consolidated Balance Sheet 115 Consolidated Statement of Changes in Equity 116 Consolidated Cash Flow Statement 118 Notes Consolidated 119 PARENT COMPANY FINANCIAL STATEMENTS Parent Company 2021 157 Balance Sheet 158 Changes in Equity 159 Notes to Parent Company Financial Statements 160 OTHER Independent Auditor’s Report 164 TORM Fleet Overview 170 Glossary and APM 173 CONTENTS Contents TORM Strategy 18 Responsibility Report 32 Corporate Governance 70 Income Statement 114

TORM ANNUAL REPORT 2021 KEY FIGURES 3 TCE EARNINGS (USD/DAY) NET PROFIT/LOSS (USDM) ADJUSTED ROIC (%) DIVIDEND/SHARE (USD) 2021 2020 2019 2018 2017 INCOME STATEMENT (USDM) Revenue 620 747 693 635 657 Time charter equivalent earnings (TCE) ¹ ⁾ 379 520 425 352 397 Gross profit ¹ ⁾ 188 341 252 169 200 EBITDA ¹ ⁾ 137 272 202 121 158 Operating profit/(loss) (EBIT) 1 139 206 3 40 Financial items -42 -49 -39 -36 -36 Profit/(loss) before tax -41 90 167 -33 3 Net profit/(loss) for the year -42 88 166 -35 2 Net profit/(loss) ex. non-recurrent items¹ ⁾ -36 122 51 -31 3 BALANCE SHEET AND CASH FLOW (USDM) Non-current assets 1,968 1,755 1,788 1,445 1,385 Total assets 2,331 1,999 2,004 1,714 1,647 Equity 1,052 1,017 1,008 847 791 Total liabilities 1,279 981 996 867 856 Invested capital ¹ ⁾ 2,011 1,720 1,786 1,469 1,406 Net interest-bearing debt ¹ ⁾ 972 713 786 627 620 Net Asset Value (NAV) (USDm) ² ⁾ 1,008 802 1,016 856 796 Cash and cash equivalents, incl. restricted cash 172 136 72 127 134 Free cash flow -243 116 -152 -105 -4 2021 2020 2019 2018 2017 KEY FINANCIAL FIGURES ¹ ⁾ Gross margins: Gross profit 30.4% 45.6% 36.4% 26.6% 30.4% EBITDA 22.1% 36.4% 29.2% 19.1% 24.0% Operating profit/(loss) (EBIT) 0.2% 18.6% 29.7% 0.5% 6.1% Return on Equity (RoE) -4.1% 8.7% 17.9% -4.3% 0.3% Return on Invested Capital (RoIC) 0.0% 7.8% 12.6% 0.1% 2.8% Adjusted RoIC 0.2% 9.3% 5.2% 0.3% 2.4% Equity ratio 45.1% 50.9% 50.3% 49.4% 48.0% TCE per day (USD) 13,703 19,800 16,526 12,982 14,621 OPEX per day (USD) 6,633 6,398 6,371 6,389 6,673 Loan-to-value (LTV) ratio 52.3% 50.8% 46.1% 52.9% 55.8% SHARE-RELATED KEY FIGURES ¹ ⁾ Basic earnings/(loss) per share (USD) -0.54 1.19 2.24 -0.48 0.04 Diluted earnings/(loss) per share (USD) -0.54 1.19 2.24 -0.48 0.04 Dividend per share (USD) - 0.85 0.10 - 0.02 Net Asset Value per share (NAV/share) ² ⁾ 12.5 10.8 13.6 11.6 12.8 Stock price in DKK (per share of USD 0.01)³ ⁾ 51.7 45.0 74.5 43.9 53.5 Number of shares (mill.) ³ ⁾ ⁴⁾ 80.7 74.4 74.4 73.9 62.0 Number of shares, weighted average (mill.) ⁴⁾ 78.1 74.3 74.0 73.1 62.0 ¹ ⁾ For a definition of the calculated key figures (the APMs), please refer to the glossary on pages 172-178. ² ⁾ Based on broker valuations as of 31 December, ex. charter commitments. ³ ⁾ End of period. ⁴⁾ Excluding treasury shares. 13,703 19,800 16,526 12,982 14,621 0 5,000 10,000 15,000 20,000 25,000 2021 2020 2019 2018 2017 -42 88 166 -35 2 -100 -50 0 50 100 150 200 2021 2020 2019 2018 2017 0.2 9.3 5.2 0.3 2.4 0 2 4 6 8 10 2021 2020 2019 2018 2017 0.00 0.85 0.10 0.00 0.02 0 0.2 0.4 0.6 0.8 1 2021 2020 2019 2018 2017 KEY FIGURES Key Figures

STRATEGIC FRAMEWORK

OUR STRATEGY

The reference product tanker company.

Safely leading the way with environmentally responsible results.

OUR BUSINESS MODEL

Leading product tanker owner

Financial flexibility and fleet growth

TORM's solid capital structure and our solid liquidity position support selective and efficient fleet growth, while returning value to our shareholders.

Read more on page 18

Spot exposure

TORM has scale in all major product tanker vessel classes and is actively managing the spot market exposure through charter agreements, FFAs, and fleet composition.

Read more on page 19

Green future with a zero emission ambition

Ambitious and ongoing decarbonization

Imminent CO_2 reductions for reaching 2030 industry target already in 2025.

Read more on page 20-25

Zero CO2 emissions

Long-term industry collaborations supporting our pledge of zero carbon emissions from operating our fleet in 2050.

Read more on page 26-27

HOW WE DO IT

Superior operating platform (One TORM)

Integrated operations

Commercial, technical, sale & purchase, and support divisions work towards common goals in a network-based organization with easy internal access supporting efficient data-based decision making

Read more on page 28-30

Optimal vessel positioning

TORM uses advanced data-driven modelling and commercial experience to assess customers' needs and provide for optimal vessel positioning supporting superior performance.

Read more on page 28-30

Safe technical management

The highest safety standards are the cornerstones in our in-house technical operations. This is obtained through continued training and development of our +3,000 seafarers.

Read more on page 28-30

Efficiency supported by digitalization

A transparent and data driven platform with focus on optimizing processes and advanced modelling for supporting efficient commercial and technical operations.

Read more on page 28-30

DIGITAL FOUNDATION

TORM ANNUAL REPORT 2021 AT A GLANCE 4

TORM ANNUAL REPORT 2021 AT A GLANCE 5 STRATEGIC HIGHLIGHTS LEADING PRODUCT TAKNER OWNER GREEN FUTURE WITH A ZERO EMISSION AMBITION SUPERIOR OPERATING PLATFORM 85 Vessels in all major product tanker vessel classes Largest fleet since 1889 as per the date of this report 37.6% AER reduction compared to IMO baseline (2008) USD 30.4% Gross profit margin 0% ROIC In a highly challenged market Zero Carbon Shipping Ambition in 2050 TORM signed up for Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping 4 OUT OF 4 Quarters in 2021 we outperformed our peers in our largest vessel class MR 52.3% Net LTV Additional capacity available for fleet growth 0.37 Accidents per one million exposure hours LTAF (Lost Time Accidents Frequency) USD 210m Available liquidity Including undrawn facilities and restricted cash

TORM ANNUAL REPORT 2021 AT A GLANCE 6 TORM ANNUAL REPORT 2021 AT A GLANCE 6

TORM ANNUAL REPORT 2021 AT A GLANCE 7 TORM ANNUAL REPORT 2021 2021 HIGHLIGHTS 7 Despite a year with challenging markets, TORM once again demonstrated its superior platform by commercially outperforming peers in the MR vessel class in all four quarters of 2021. Further, TORM managed to expand its fleet to the largest in the history of the company, while keeping a strong focus on imminent CO2 reductions and long-term decarbonization collaborations. Christopher H. Boehringer, Chairman of the Board

TORM ANNUAL REPORT 2021 2021 HIGHLIGHTS 8 In 2021, the product tanker market showed low demand for product tanker services due to COVID-19 which inevitably affected the industry’s earnings. SUPERIOR OPERATING PLATFORM Running a fully integrated One TORM platform is a very deliberate strategic choice made by TORM. We continuously benchmark our performance against peers to make sure that our business model is always optimized. Once again, we are pleased that 2021 was also a year where TORM demonstrated outstanding commercial performance while keeping a steady hand on operations in challenging markets. PREPARATIONS FOR A GREENER FUTURE The Board of Directors has a strong focus on TORM’s exposure to environmental, social, and governmental risks and opportunities. In 2021, the Board of Directors identified a number of indicators which could change the fundamentals of the product tanker market. -40% CO2 reduction target by 2025 To prepare for the future, the Board of Directors has been working with various topics together with TORM’s Management. Focus has been on long-term challenges such as future fuels and next generation tanker vessels, but also on more near-term potential challenges, such as the access to capital markets. Investors and banks are becoming more selective, and they require a high level of transparency and that companies are prepared to meet relevant industry ESG requirements. We are very confident that TORM is in a good position, and therefore, we have decided to accelerate our environmental efforts and have set a target to deliver on IMO’s CO2 reduction target by 2025 – instead of 2030 (AER reduction compared to IMO baseline (2008). Further, we will actively participate in the strongest coalitions to achieve our ambition of no emissions from operating our fleet by 2050. TORM is determined to take responsibility for and create a greener future. LEADING PRODUCT TANKER OWNER Despite operating in a challenging market in 2021, TORM managed to increase its fleet to the largest in TORM’s history. The Team Tanker transaction was financed partly through issuance of new shares, contributing to our maintenance of a robust capital structure. The access to capital markets is diverse, as attractive terms have been obtained in both the bank and leasing markets. TORM is prepared for the opportunities arising in the years to come. 100% Outperformance of all peers on Adjusted Return on Invested Capital (ROIC) In 2021, TORM’s integrated platform delivered strong results in a challenged market. Once again, we have shown the ability to perform amongst the strongest in the product tanker market, and we believe that TORM is well positioned to deliver market leading value to its shareholders also in the coming years. Christopher H. Boehringer, Chairman of the Board Jacob Meldgaard, Executive Director LETTER FROM THE CHAIRMAN AND CEO TORM IS ON TRACK ON ALL STRATEGIC AMBITIONS 2021 Highlights

2021 IN REVIEW



January

TRIBUTE TO THE PHILIPPINES

TORM took delivery of a second-hand MR product tanker vessel, and to pay tribute to our Philippine seafarers, the vessel was named TORM Philippines.



March

EIGHT VESSELS WITH CHEMICAL CAPABILITIES ADDED

TORM purchased eight 2007-2012 built MR product tanker vessels from Team Tankers in a combined cash and share based transaction. Six of the vessels provided TORM with enhanced trading flexibility through chemical trading capabilities.

Read more on page 30



May

TORM SEAFARERS GOT THEIR FIRST VACCINES

TORM seafarers were among the first to receive COVID-19 vaccines onboard vessels calling ports in the US.



June

THREE MODERN LR2 VESSELS ADDED

TORM took delivery of the first of three 2015-built scrubber-fitted LR2 vessels from Okeanis.

The transaction supported our strategy to increase exposure in the LR2 vessel class.

Read more on page 30



Full Year

YET ANOTHER YEAR OUTPERFORMING PEERS

2021 was a year in which TORM once again demonstrated superior commercial performance. In all quarters, we outperformed our peers on TCE in TORM's largest vessel class, the vessel class.

Read more on page 55



Full Year

LARGEST FLEET IN TORM HISTORY

Despite challenging markets TORM managed to add eleven second-hand and one newbuilding vessels to the fleet during 2021 preparing TORM for recovering markets with the largest fleet in TORM's history.



Full Year

DIVERSIFIED FUNDING OBTAINED

TORM raised a total of USD 549m in financing and refinancing transactions in a combination of bank and sale and leaseback financing. Throughout the year, we demonstrated that we have access to attractive funding in various markets.

TORM ANNUAL REPORT 2021 2021 HIGHLIGHTS 9

2021 IN REVIEW

October

WELL AT TORM – OUR WELLNESS PROGRAM

Our wellness program promoting and encouraging physical and mental wellbeing celebrated its first anniversary.

Read more on page 42

November

FLETTNER ROTORS

Through our joint venture with ME Production and GSI, we have decided to test the potential of modern Flettner Rotors – to be installed on TORM Houston and TORM Helene – with expected energy savings of 5-7%.

Read more on page 25

December

LR2 NEWBUILDING DELIVERED

The scrubber-fitted newbuilding TORM Helene was delivered and is ready to be fitted with two Flettner Rotors. In 2021, a total of USD 320m was invested in fixed assets.

Read more on page 30

December

TORM JOINED MÆRSK MC-KINNEY MØLLER CENTER FOR ZERO CARBON SHIPPING

TORM became a mission ambassador in efforts to achieve zero carbon emissions from operating our fleet in 2050.

Read more on page 26

Full Year

CO_2 REDUCTION

Already in 2025, TORM aims to reach IMO's 2030 target of reducing emissions by 40%, and we will be even more ambitious for 2030. In 2021, we managed to reduce our Annual Efficiency Ratio (AER) by 37.6% compared to the IMO baseline (2008).

Read more on page 22-27



Full Year

VACCINATION DRIVES

Thanks to the extraordinary and very professional efforts of our crew members, we managed to vaccinate more than 1,100 seafarers against COVID-19 in harbors around the world supporting our efforts to secure optimal operations.

TORM ANNUAL REPORT 2021 2021 HIGHLIGHTS 10

TORM ANNUAL REPORT 2021 2021 HIGHLIGHTS 11 2021 PRODUCT TANKER MARKET 2021 continued to see generally weak market conditions, affected by temporary disruptions on the global oil demand recovery path, a weak crude tanker market, and continued oil stock draws which were aggravated by supply tightness. OIL DEMAND RECOVERY DESPITE COVID-19 OUTBREAKS At the start of 2021, increasing COVID-19 cases led to new countermeasures in Europe in particular, temporarily derailing global oil demand recovery. This was further aggravated by the OPEC+ decision to postpone scheduled production increases and leave output quotas unchanged for the first four months of the year. In addition, Saudi Arabia voluntarily cut its production by an additional 1m b/d in February-April 2021, worsening the woes of the crude tanker market. In the second quarter of 2021, the emergence of the more transmissible Delta virus variant, which was first identified in India and spread quickly to the rest of the world, led to new lockdowns in several Asian countries where vaccination rates remained low. This resulted in Southeast Asian clean product imports dropping by approximately 20% quarter-on-quarter (and year-on-year) in the third quarter of 2021, to a multi-year low level. At the same time, successful rollouts of vaccination programs in Europe and the US allowed countries in the West to keep economies open despite increasing COVID-19 cases, resulting in significant improvements in demand for road transportation fuels. For example, US gasoline consumption climbed to pre- COVID-19 seasonal levels by the end of 2021, up from a -13% level a year before. Towards the end of the year, the emergence of the even more transmissible Omicron virus variant led a few countries to re-introduce some restrictions, however, the impact was assessed to remain relatively muted, with the main effect estimated to be on jet fuel demand. By the end of the year, global oil demand was assessed for the first time since the COVID-19 outbreak in early 2020, to have touched the 100m b/d mark, the average level of 2019 global oil demand. THE PRODUCT TANKER MARKET IN 2021 The stock draws which prevailed throughout 2021 kept product tanker freight rates depressed, despite improving underlying oil demand and positive developments on the tonnage supply side. Looking ahead, the product tanker market is supported by positive demand trends and limited supply growth. GLOBAL OIL DEMAND Source: WoodMackenzie TANKER FREIGHT RATES IN 2021 Source: Clarksons 80 85 90 95 100 105 2019 1q20 2q20 3q20 4q20 1q21 2q21 3q21 4q21 Index (2019=100) 0 5,000 10,000 15,000 20,000 25,000 30,000 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec LR2 Ras Tanura - Chiba LR1 Ras Tanura - Chiba MR Average Average TCE in USD/day

TORM ANNUAL REPORT 2021 2021 HIGHLIGHTS 12 OIL SUPPLY LIMITED BY OPEC+ QUOTAS AND DISRUPTIONS On the oil supply side, the year was characterized by several disturbances. Especially the US Gulf experienced several extensive supply disruptions in 2021, resulting in (temporarily) lower product exports from the US at the same time as imports increased. In February 2021, extremely cold weather in Texas led to around 5m b/d of US Gulf Coast refinery capacity taken offline at its peak. Consequently, US Gulf exports dropped by 22% in February-March 2021 compared to January 2021. However, this also led to an almost 40% month-on-month surge in US imports in March 2021, as affected refineries returned online only gradually. Higher need for imports supported especially the transatlantic trade, but also led to increased flows from Asia to cater for lost output in the US and the general West market. This supported especially the largest product tankers, with LR2 benchmarks reaching levels above USD/day 20,000 by the end of the first quarter of 2021. Further, the week-long blockage of the Suez Canal in March 2021 sent a number of vessels around the Cape of Good Hope, although the impact on the market was short-lived. In May 2021, the Colonial pipeline was shut for six days as a result of a cyber-attack, which caused a temporary spike in MR rates and helped to keep product flows to the US East Coast at elevated levels. Flows from Europe to the US East Coast averaged 600 kb/d in the second quarter of 2021, up 24% from the seasonal level in 2018-2019. In late August 2021, the US Gulf was hit by Hurricane Ida, which sent almost 3m b/d of US Gulf refinery capacity offline at its peak. This interrupted product flows onto the pipeline systems which supply the US East Coast, aggravating the already low product stock situation in the Atlantic market and pulling in more barrels from East of Suez. On the other hand, refinery outages led to lower US Gulf product exports in September- October 2021. However, in the two final months of 2021, US Gulf product exports experienced a strong recovery, supported by strong import demand into Latin America. In addition to supply disruptions in the US, China’s clean product exports declined significantly in the second half of the year, on reduced runs at smaller independent refineries, as the country attempted to curb emissions. Also, increasing power outages at the start of the fourth quarter of 2021 further curbed refinery output at some refineries, keeping a lid on export increases. THE PRODUCT TANKER MARKET IN 2021 US GULF CLEAN PETROLEUM PRODUCT EXPORTS Source: Kpler LONG HAUL CLEAN PETROLEUM PRODUCT TRADE FLOWS Source: Kpler 0.5 1.0 1.5 2.0 2.5 3.0 Jan/20 Feb/20 Mar/20 Apr/20 May/20 Jun/20 Jul/20 Aug/20 Sep/20 Oct/20 Nov/20 Dec/20 Jan/21 Feb/21 Mar/21 Apr/21 May/21 Jun/21 Jul/21 Aug/21 Sep/21 Oct/21 Nov/21 Dec/21 Exports Exports, 4wk MA M b/d 0 500 1,000 1,500 2,000 2,500 Q1 2019 Q2 2019 Q3 2019 Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021 East to West West to East ‘000 b/d

THE PRODUCT TANKER MARKET IN 2021

NEGATIVE SPILL-OVER FROM THE WEAK CRUDE TANKER MARKET

The crude tanker market remained weak throughout the year, as the slow return of OPEC+ crude oil production was not enough to support the market. OPEC crude oil exports remained almost 3m b/d below the levels seen in 2019. This was aggravated by Hurricane Ida, which knocked off 0.3m b/d of US crude exports in September 2021. Consequently, market cannibalization from newbuilt crude tankers was at an elevated level for most of 2021.

OIL STOCK DRAWDOWNS TO BELOW PRE-COVID LEVELS

The fact that OPEC+ production has been returning only gradually and there have been interruptions to the US crude and product supply, at the same time as global oil demand has continued to improve towards pre-COVID-19 levels, resulted in a situation where crude and product stocks continued to draw even after the COVID-19 led excess stock levels had been cleared by mid-year 2021.

By the end of the year, combined clean product stocks in the US, the Amsterdam-Rotterdam-Antwerp (ARA) area and Singapore had dropped to a level 7% below the pre-COVID-19 seasonal average level. This posed a strong headwind for the general tanker market, as demand was supplied by local inventories instead of seaborne imports. The coordinated Strategic Petroleum Reserve (SPR) release by the US and some other countries towards the end of the year targeted at the tight supply situation marginally alleviated the market tightness, but the general stock draws throughout the year limited the need for vessel demand.

CLEAN PETROLEUM PRODUCT STOCKS AT MAIN TRADING HUBS

Source: EIA, Reuters


Percentage vs 2015-2019 average
20%
15%
10%
5%
0%
-5%
-10%
Jan/20
Mar/20
May/20
Jul/20
Sep/20
Nov/20
Jan/21
Mar/21
May/21
Jul/21
Sep/21
Nov/21

TORM ANNUAL REPORT 2021
2021 HIGHLIGHTS 13

MARKET DRIVERS AND OUTLOOK

OUTLOOK

To support the assessment of TORM, information on covered days, interest-bearing bank debt, the one-year time charter (T/C) market and EBITDA sensitivity to freight rates are included in the Quarterly reporting of TORM.

The most important factors affecting TORM's earnings in 2022 are expected to be:

- Continued COVID-19 restrictions and associated lockdowns lowering oil demand and causing operational obstacles
- Speed and efficiency of COVID-19 vaccines rollout
- Global economic growth and consumption of refined oil products
- Refinery closures and maintenance
- Bunker price developments
- Oil trading activity and developments in ton-mile trends
- Fleet growth and newbuilding ordering activity
- The impact of the war in Ukraine on the global economy

One-off market-shaping events such as strikes, embargoes, political instability, weather conditions etc.

In this section, we explain the market outlook, and the market drivers, which may affect TORM's financial performance, are explained in more detail.

TONNAGE SUPPLY

In 2021, the global product tanker fleet grew by 2.2% in terms of capacity (1.5% in terms of number of the number of vessels), down from 2.7% in 2020.The slower fleet growth was mainly driven by increased scrapping activity. However, the effective fleet growth turned out higher as the LR2s migration back to clean trade, which started in the second quarter of 2020, continued for most of 2021. Consequently, the share of LR2s trading in the dirty market declined from 45% at the end of 2020 to 41% at the end of 2021.

The number of newbuilding orders placed in 2021 was 105 vessels, slightly above the levels seen in the previous three years. The MR vessels accounted for the majority of orders with 69 units contracted, while the number of LR2 vessels ordered was 21. No new orders for LR1s were placed. At the end of 2021, the existing order book for deliveries in 2022-2024 totaled 202 units (corresponding to a record low 6.6% of the existing fleet, in terms of capacity), including 44 LR2 vessels, one LR1 vessel, 117 MR vessels and 40 handy-size vessels.

Due to the record high ordering activity in the container vessels segment, ordering of product tankers with delivery before 2024 has become more difficult. This will limit the fleet growth in 2022-2023 even further, in addition to already record low order book ratio. Given the uncertainty around the requirements for vessel propulsion systems in the future, TORM expects the newbuilding ordering activity to remain relatively limited in the next couple of years.

Around 3.6m dwt of product tanker capacity was recycled in 2021, corresponding to approximately 2.0% of the fleet capacity as at the end of 2020.

GLOBAL PRODUCT TANKER FLEET AND ORDER BOOK

As of 31 December 2021

	Fleet 31.12.2020*	Delivered in 2021	Scrapped in 2021	Fleet 31.12.2021	Order book for 2022-2024	2022-2024 Order book as % of end-2021 fleet
LR2	384	28	9	403	44	11%
LR1	378	2	4	376	1	0%
MR	1,764	80	36	1,808	117	6%
Handysize	786	11	22	775	40	5%
Total	3,312	121	71	3,362	202	6%

* Number differs from Annual report 2020 since TORM changed data provider from IHS Fairplay to Clarksons in 2021

TORM ANNUAL REPORT 2021 2021 HIGHLIGHTS 14

TORM ANNUAL REPORT 2021 2021 HIGHLIGHTS 15 This was the highest level in 11 years, driven by increased scrap prices and weak freight markets. TORM estimates that approximately 4% of the existing capacity of the global fleet will be phased out or recycled during 2022-2024, as these vessels reach the typical scrapping age of 25 years or above. With a historically low order book and newbuilding ordering activity expected to be limited in the coming years, TORM expects the net product tanker fleet capacity to grow by a compound annual rate of approximately 2% during 2022-2024. ~2% Expected fleet growth 2022-2024 (CAGR) TONNAGE DEMAND Despite the temporary flare-ups of new virus variants, global oil demand improved during 2021, growing 5.4m b/d (IEA December 2021). For 2022, a further growth of 3.3m b/d is expected, to a pe-COVID-19 level of 99.5m b/d (IEA December 2021). The impact of any potential new measures to halt the spread of the virus is expected to be more muted, as vaccination rates have increased. Consequently, demand for petrochemical feedstocks and road transport fuels is expected to continue its robust growth, while demand for jet fuel is not expected to reach pre-COVID-19 levels in 2022 yet. On the supply side, OPEC+ continues to unwind its production cuts in 2022, and crude output in the US, Canada and Brazil is expected to see a strong growth as well. This together with increasing refinery runs is alleviating the tightness on the oil market, and supply growth is expected to exceed further improvements in demand in 2022. Not only does this mean that stock draws are not a headwind to the tanker market anymore, but the fact that stocks are below normal levels also indicates a need to rebuild stocks, giving an additional boost to the product tanker demand. As a result of the COVID-19 pandemic, several refineries mainly in oil net importing regions had announced closures in 2020. The same trend continued in 2021, and consequently 2.7m b/d of refining capacity mainly in Europe, Australasia, Southeast Asia, US West Coast and South Africa has been permanently shut down or is scheduled to cease operations during the next couple of years. In addition, another 1.1m b/d of capacity could potentially close down. At the same time, approximately 4.4m b/d of new refining capacity is scheduled to come online during 2021-2023. New capacity is mainly situated in the Middle East and China – the regions which are already today large exporters of oil products. Both these developments are positive for trade flows and ton- mile in the post-COVID-19 world. Only a few projects are less positive for trade, most notably the large-scale Dangote refinery in Nigeria, which exact start date is, nevertheless, still uncertain. ~4% Expected ton-mile growth 2022-2024 (CAGR) Subsequently, TORM expects the product tanker ton-mile demand on main trade routes to grow by a compound annual rate of around 4% during 2022-2024, driven by recovery in global oil demand from COVID-19 and refinery dislocation induced by recent refinery closure announcements. Generally, positive trends on the product tanker demand side combined with limited tonnage supply growth support a positive freight market development in the next three-year period, although market volatility is expected. The invasion by Russia of Ukraine and the consequent sanctions on Russia increased uncertainty on the general energy market, sending the price of crude oil to the highest since 2008 in early March 2022. The initial sanctions were not targeting the oil trade, however, the uncertainty and potential for re-routing of trade flows sent the crude tanker freight rates in the European market to the highest since Spring 2020, followed by an increase in the product tanker rates. Due to the continuous development and complexity of the situation, the impact on the tanker markets going forward is uncertain and volatile. MARKET DRIVERS AND OUTLOOK

FINANCIAL OUTLOOK FOR 2022

The COVID-19 pandemic and the Russian invasion of Ukraine continues to severely impact the global oil market and the product tanker industry leading to material uncertainties and lack of visibility related to the global demand for transportation of refined oil products. Accordingly, the development in the TCE rates going forward is highly uncertain.

For 2022, TORM expects higher rates than 2021 (2021: USD 13,703/day) and to return to a net profit before tax (2021: loss of USD 41m).

TORM expects to maintain a low cost base in line with a normalized profit before tax (PBT) break-even TCE rate in FY 2022 of approximately USD/day 15,000. The below table illustrates the PBT sensitivity per each increase in TCE of USD 1,000/day assuming 21,120 open days in 2022.
As of 20 March 2022, TORM had covered 34.3% of the earning days in 2022 at USD/day 17,497.

Assuming an unchanged TCE rate of 17,497 USD/day for the rest of 2022 and a rate sensitivity of +/- 1,000 USD/day, profit before tax excluding non-recurrent items would amount to USD 53-96m assuming all other things equal.

PROFIT BEFORE TAX[1] SENSITIVITY TO USD 1,000 / DAY TCE RATE INCREASE (ASSUMING ALL OTHER THINGS EQUAL)

	1H 2022	2H 2022	FY 2022
Earning days	14,863	14,948	29,810
Open days	6,466	14,655	21,120
Coverage Ratio	61,6%	7.2%	34.3%
PBT effect	USD 6m	USD 15m	USD 21m

[1] Profit before tax excluding non-recurrent items such as profit from sale of vessels, impairment losses and reversals on tangible assets, expense of capitalized bank fees at refinancing and change in provisions.

DISCLAIMER ON FINANCIAL OUTLOOK

The purpose of this Financial Outlook for 2022 is to comply with reporting requirements for Companies listed in Denmark. Actual results may vary, and this information may not be accurate or appropriate for other purposes. Information about our financial outlook for 2022, including the various assumptions underlying it, is forward-looking and should be read in conjunction with the Safe Harbor Statements on page 112, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ materially from what we currently expect.

The information included this Financial Outlook for 2022 is preliminary, unaudited and based on estimates and information available to us at this time. TORM has not finalized its financial statements for the periods presented. During the course of the financial statement closing process, TORM may identify items that would require it to make adjustments, which may be material to the information provided in this section. As mentioned above, the provided information constitutes forward-looking statements and is subject to risks and uncertainties, including possible adjustments to the financial outlook for 2022.

TORM ANNUAL REPORT 2021

2021 HIGHLIGHTS 16

TORM ANNUAL REPORT 2021 OUR BUSINESS MODEL AND STRATEGIC CHOICES 17 The global oil industry covers a range of activities and processes which contribute to the transformation of primary petroleum resources into usable end products for industrial and private customers. The value chain begins with the identification and subsequent exploration of productive petroleum fields. The unrefined crude oil is transported from the production area to refinery facilities by crude oil tankers, pipelines, road, and rail. TORM is primarily involved in the transportation of refined oil products from the refineries to the onshore distributors, that transports refined oil products to the end user. In addition to clean products, TORM uses some of its vessels for the transportation of residual fuels from the refineries as well as crude oil directly from the production field to the refinery. These fuel types are commonly referred to as dirty petroleum products, as extensive cleaning of the vessel’s cargo tanks is required before a vessel can transport clean products again. In 2021, 98.6% of TORM’s turnover was generated from clean products transportation. TORM’s integrated operating platform with in-house technical and commercial management enhances the response to customer demands and allows TORM to generate value for stakeholders as well as for the Company. The long-term success of TORM is dependent on TORM’s ability to provide safe and reliable transportation services. In addition to the items explicitly stated in the financial statements, the long-term success of TORM further builds on the intellectual property of the workforce at TORM and the relationship and cooperation with external stakeholders such as oil traders, state-owned oil companies, oil majors, financial institutions, shipyards, brokers, and governmental agencies. THE VALUE CHAIN IN OIL TRANSPORTATION Our Business model and strategic choices

TORM ANNUAL REPORT 2021 OUR BUSINESS MODEL AND STRATEGIC CHOICES 18 TORM’s strategy consists of three key elements: Leading product tanker owner TORM is one of the largest and most experienced product tanker owners in the world and is active in all key product tanker vessel classes. TORM primarily employs its fleet in the spot market and with a solid capital structure, TORM has the strength and ambition to be at the forefront of the product tanker industry also in the years to come. Read more on pages 19 – 21 Greener future with a zero emission ambition TORM embraces its responsibility to reduce its environmental footprint by minimizing impact from exhaust gas emissions. TORM is actively pursuing an ambitious emission reduction target of minimum 40% by 2025 and minimum 45% by 2030 and zero emissions by 2050. Read more on pages 22 – 27 Superior operating platform All essential business proficiencies are integrated in TORM’s digital in-house technical and commercial platform called One TORM. The integrated nature of TORM’s operating platform ensures alignment of corporate targets and has second to none market responsiveness. Read more on pages 28 – 31 OUR STRATEGIC CHOICES LEADING PRODUCT TANKER OWNER GREENER FUTURE WITH ZERO EMISSION AMBITION SUPERIOR OPERATING PLATFORM

TORM ANNUAL REPORT 2021 OUR BUSINESS MODEL AND STRATEGIC CHOICES 19 TORM is an internationally leading product tanker company and one of the largest owners of product tankers in the world. ACTIVE MANAGEMENT OF SPOT MARKET EXPOSURE TORM primarily employs its fleet of more than 80 vessels in the spot market. Going into 2022, TORM had significant operational leverage and for positioning TORM to benefit from improved market conditions. With its presence in all large product tanker vessel classes, TORM is well positioned to meet its customers’ transport and storage requirements. TORM’s modern and well-maintained fleet with the majority of the vessels being scrubber-fitted further provides TORM and its customers with enhanced flexibility as well as reduced fuel costs. TORM’s normalized PBT break-even rate is approximately USD 15,000 per day. While TORM mainly operates in the spot market, TORM also enters into medium and long-term contracts when levels are assessed attractive. Such contracts provide more cash flow certainty for TORM and include i) charter contracts on which a specific vessel is chartered out to a customer for a longer period, ii) contracts of affreightment (CoA) which involve several consecutive cargoes with a customer at agreed freight rate levels and iii) forward freight agreements (FFA) which are financial instruments hedging the forward price for freight for a defined period. Through a combination of various employment and coverage options as well as active fleet management, TORM aims to benefit from movements in freight rates to capitalize on market highs and minimize market exposure to when freight rates are low. For more information on the financial effect of TORM’s Spot market exposure please refer to the Financial Outlook on page 15. SELECTIVE FLEET GROWTH TORM seeks to selectively grow its fleet and to serve as a consolidator in the product tanker segment if the right opportunities arise at attractive values. TORM continuously assesses opportunities to optimize its fleet by acquiring attractive high-specification second-hand product tankers or selectively pursuing newbuilding programs with high-quality shipyards. In this way, TORM serves as a consolidator while at the same time optimizing its invested capital to enable the highest possible ROIC. TORM’s scalable business platform is a supportive and required enabler for being a leading product tanker owner. In addition to taking delivery of one MR vessel early in January 2021, TORM acquired 11 second-hand vessels covering eight MR product tankers, six of which have chemical trading capabilities, and three scrubber-fitted LR2 vessels. In addition, TORM took delivery of one LR2 newbuilding in 2021 and has taken delivery of the last LR2 newbuilding during the first quarter of 2022. From time to time, TORM will also sell vessels which no longer fit with our commercial strategy, or if the price point is deemed attractive. In 2021, TORM sold one older vessel (TORM Carina). SOLID CAPITAL STRUCTURE TORM’s solid capital structure balances the spot-based employment profile with low leverage, a strong liquidity position and limited off-balance sheet charter-in commitments. With a continuous focus on a solid capital structure, we maintain our ability to act on desired investment opportunities, facilitating the potential for future strong return on invested capital. Read more about TORM’s capital structure on page 21 LEADING PRODUCT TANKER OWNER LEADING PRODUCT TANKER OWNER GREENER FUTURE WITH ZERO EMISSION AMBITION SUPERIOR OPERATING PLATFORM NET LOAN-TO-VALUE Source: TORM 56% 53% 46% 51% 52% 0% 20% 40% 60% 80% 100% 2017 2018 2019 2020 2021

TORM ANNUAL REPORT 2021 OUR BUSINESS MODEL AND STRATEGIC CHOICES 20 FLEET COMPOSITION TORM is present in all large vessel classes in the product tanker market with specific focus on the LR2, LR1 and MR vessel classes as these offer the greatest synergies. TORM’s fleet has increased from 73 vessels in December 2020 to 85 vessels on the water in March 2022. During 2021, TORM utilized the market downturn to increase the fleet at attractive price points, driven by a selective approach to fleet renewal through disposal of older tonnage and acquisition of modern second- hand vessels. Further, TORM added two LR2 newbuildings ordered in 2020 to the fleet. After the year-end, TORM sold TORM Emilie and TORM Tevere which are expected to be delivered to the buyers in the first half of 2022. THE TORM FLEET as of 23 March 2022 LEADING PRODUCT TANKER OWNER GREENER FUTURE WITH ZERO EMISSION AMBITION SUPERIOR OPERATING PLATFORM LR2 Long Range 2 vessels are the largest vessels in TORM’s fleet. They are typically employed on long trade routes, including naphtha transportation from the Middle East to the Far East and diesel from the eastern hemisphere into the Atlantic. 15 LR2 vessels are currently on the water. Since December 2020, two newbuildings and three second-hand vessels have been delivered to TORM. LR1 Long Range 1 vessels are typically employed on the same routes as LR2 vessels, but they also have the flexibility to cover trades and routes which are traditionally dominated by the smaller MR vessels. A typical LR1 trade could be diesel or jet fuel from the Middle East to Europe. Nine LR1 vessel are currently on the water. MR Medium Range vessels are often referred to as the “workhorses” of the product tanker fleet. They cover more trade routes and, compared to the larger LR vessels, this vessel type has the flexibility to enter into more ports and cover shorter and coastal trades. A typical trade for MR vessels would be gasoline from Europe to the US East Coast. 59 MR vessels are currently on the water. Since December 2020, nine second-hand vessels have been delivered to TORM and one older vessel has been sold. Handysize Handysize vessels are the smallest vessels in TORM’s fleet. They are involved in more varied and typically shorter and coastal trade routes. Typical trades for a Handysize vessel include transportation of various clean petroleum products within Europe and in the Mediterranean. Two Handysize vessels are currently on the water. 15 Vessels 90-115,000 dwt 9 Vessels 72-75,000 dwt 59 Vessels 45-50,000 dwt 2 Vessels 35-37,000 dwt

LEADING PRODUCT TANKER OWNER
GREENER FUTURE WITH ZERO EMISSION AMBITION
SUPERIOR OPERATING PLATFORM

SOLID CAPITAL STRUCTURE

To support our spot-based employment profile, we maintain a solid capital structure with low leverage, a strong liquidity position, and limited off-balance sheet commitments.

The solid capital structure provides us with increased financial flexibility which enables TORM to purchase newbuildings and second-hand vessels independent of underlying product tanker market strength. TORM currently has no remaining newbuilding CAPEX commitments.

The purchases made in 2021 have been funded by a mix of traditional bank debt, issuance of shares and sale and leaseback structures. This illustrates TORMs strong access to financing. Secured bank financing remains the preferred source of debt funding for TORM with the leases providing for supplementary financing. The new leasing agreements are all long-term with maturity in 2029 or later and include purchase options during and at the end of the contract period enhancing TORMs options in disrupted market scenarios.

TORM has maintained a conservative capital structure over many years, and monitors capital structure related risks such as liquidity risk, net and gross LTV risks as well as debt maturity ratios.

Liquidity risk is assessed on both short term and medium term. TORM's liquidity position is stressed with all relevant risk parameters, such as TCE rates, interest rate risk, and FFA liquidity risk. TORM is constantly focused on being resistant to periods of liquidity draws if any of these risks should persist. A catalogue of liquidity enhancing initiatives is maintained to be able to pursue opportunities and have solutions to potential adverse market development.

LTV risk is monitored to ensure that TORM stays in control of the relative debt level. Vessel values and cash levels are stress tested to ensure that TORM can withstand longer periods of declining vessel values or stressed TCE rates.

TORM monitors the future debt repayment profile to make sure cash generation and future available cash is aligned with upcoming debt liabilities.

These risks are securing TORM's ability to maintain a solid capital structure, providing us with the ongoing ability to pursue growth and fleet maintenance opportunities.

Over a number of years, TORM has grown the fleet as well as maintained a very stable average age of the fleet.

IMPORTANT PILLARS OF TORM'S CAPITAL STRUCTURE


Net debt Loan-to-Value of 52% as of end 2021
Significant available liquidity as of end 2021
No need for major refinancings until 2026
No major CAPEX commitments as per the date of this report

TORM's solid capital structure provides enhanced financial and commercial flexibility.

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OUR BUSINESS MODEL AND STRATEGIC CHOICES 21

LEADING PRODUCT TANKER OWNER
GREENER FUTURE WITH ZERO EMISSION AMBITION
SUPERIOR OPERATING PLATFORM

GREENER FUTURE WITH ZERO EMISSION AMBITION

We strive to utilize our market position and strength to lead the product tanker industry into a more environmentally friendly future and to develop innovative solutions for a greener future.

It is a key priority for TORM to contribute to combatting the accelerating global climate change and to minimizing pollution of the seas and the atmosphere. Thus, TORM has strong focus on reducing CO_2 emissions. This is achieved through a committed focus on optimal performance in the short and medium term and industry collaboration in the long term supporting sustainable solutions.

TORM believes that both the decarbonization and the ESG agendas will be integral and determining elements for the future of the product tanker business. At the same time, TORM acknowledges that oil and refined oil products are essential resources, and we want to distribute refined oil products as CO_2 efficiently as possible with currently accessible means.

OPTIMIZING PERFORMANCE NOW

In our efforts to obtain commercially viable environmentally friendly results, we have established a new position as Head of Commercial Decarbonization, a role that together with our Head of Technical Decarbonization will be pivotal in exploring and developing business opportunities with our customers, brokers, and industry stakeholders, so we can utilize the power of our integrated platform to reinforce our position as a leading product tanker owner. In 2018, TORM formed a successful partnership to develop and produce scrubbers with a scrubber producer, supporting our scrubber investments, thereby demonstrating an ability to source environmentally important assets while controlling cost. As an important effort to create adjacencies for TORM, we have decided to expand this cooperation by engaging in testing modern Flettner Rotors – to be installed on TORM Houston and TORM Helene. We expect 5-7% energy and CO_2 reductions from the Flettner Rotors.

TORM maintains focus on the optimization and improvement of our existing fleet and on enhancing the efficiency of our existing fleet by applying a broad set of operational and technical improvements.

LONG-TERM INDUSTRY COLLABORATION

Alternative fuels in shipping will be required on a global scale to reach the ambitious 2050 targets set by IMO. TORM influences the development through broad industry cooperation, latest by joining the Mærsk McKinney Møller Institute for Zero-Carbon Shipping as a Mission Ambassador. TORM monitors the development of new fuels and associated technologies, and TORM wants to be part of shaping the development and employing new technologies and alternative fuels whenever commercially and operationally viable.

2030 TARGET AND 2050 AMBITION

To quantify the green ambitions, TORM has set the goal to accelerate our climate target and deliver at least a 40% CO_2 reduction by 2025 – instead of in 2030 - compared to 2008 using IMO's defined methodology, and a 45% CO_2 reduction by 2030. For the long term, TORM has an ambition to have zero CO_2 emissions from operating our fleet in 2050. To support these goals, TORM's Management has specific KPIs on achieving this trajectory, and the impact on the trajectory is included as decision-making criteria for instance when assessing fleet renewal options.

Decarbonizing shipping


NEW
2025 TARGET
40% reduction in
CO_2 emissions
40%
2050 AMBITION
ZERO
CO_2 EMISSION

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OUR BUSINESS MODEL AND STRATEGIC CHOICES 22

TORM ANNUAL REPORT 2021 OUR BUSINESS MODEL AND STRATEGIC CHOICES 23 The three main components of TORM’s performance optimization are voyage optimization, behavioral optimization, and technology improvements. All three are designed to help reduce fuel consumption and supports TORM’s superior commercial performance. That TORM’s performance optimization efforts work, is demonstrated by TORM’s strong CO2 emission performance. CO2 emissions are reduced every day for the benefit of the environment. As at the end of 2021, TORM had obtained a Annual Efficiency Ratio (AER) reduction of 37.6% compared to IMO’s baseline (2008), and TORM is hence well ahead of IMO’s CO2 reduction trajectory. Not only will the short and medium-term optimizations be beneficial to TORM in the future. It will also prepare TORM for a potential carbon tax being imposed on shipping companies, as they will increase fuel costs. Further, TORM will benefit when transitioning to new fuel types in the long run, because TORM expects new fuel types to be more expensive when being phased in. Hence, highly optimized fuel consumption will be central going forward. OPTIMIZING PERFORMANCE NOW DIGITIZED PLATFORM SUPPORTS OPTIMIZATION LEADING PRODUCT TANKER OWNER GREENER FUTURE WITH ZERO EMISSION AMBITION SUPERIOR OPERATING PLATFORM CONNECTED VESSELS AND CONNECTED MACHINERY Through the programs “Connected Vessels” and “Connected Machinery”, TORM will accelerate the performance optimization components with improved best practice sharing and centralized IOT and advisory applications making it possible for TORM to take fuel efficiency to the next level. VOYAGE OPTIMIZATION Many factors are involved in setting the ideal speed, and TORM works closely with its stakeholders to ensure the optimal speed and routes of its vessels. To support this, TORM utilizes predictive quantitative modelling and multiple data sources for real time surveillance and recommendations. BEHAVIOURAL OPTIMIZATION Measures to achieve operational savings, enhanced energy management onboard, and rigid anti-fouling monitoring. TECHNOLOGY IMPROVEMENT TORM applies a range of new and updated technologies to enhance the fuel efficiency of its current fleet. In the long term, TORM is also engaged in developing the next generation vessel designs and technologies together with selected partners.

TORM ANNUAL REPORT 2021 OUR BUSINESS MODEL AND STRATEGIC CHOICES 24 OPTIMIZING PERFORMANCE NOW LEADING PRODUCT TANKER OWNER GREENER FUTURE WITH ZERO EMISSION AMBITION SUPERIOR OPERATING PLATFORM WHAT GOT US HERE… WHAT WILL TAKE US THERE… Cultural change on- and offshore Zealous hull maintenance AI based route optimization Flettner Rotors Fleet renewal Digital solutions for route optimization Already in 2025 TORM expects to reach IMO’s 2030 target of 40% CO2 reduction compared to IMO’s baseline (2008) Connected vessels and machinery Continuous training Optimized machinery … and much more Residual heat recovery … and much more

TORM ANNUAL REPORT 2021 OUR BUSINESS MODEL AND STRATEGIC CHOICES 25 In our efforts to reach our ambitious emission reduction targets, TORM has invested in Flettner Rotors for the two newest of our LR2 vessels. The assets are purchased from the joint venture, which TORM has together with ME Production and GSI shipyard. If TORM is successful in operating the Flettner Rotors and obtains the anticipated CO2 and fuel savings, they will be considered as a means for TORM to support a greener future. During Spring 2022, the onshore test installation will be commenced in Frederikshavn, Denmark. Subsequently actual full-size testing is expected to be commenced and subject to successful testing, the final installation is expected later in 2022, whereafter operating data from the two LR vessels will be analyzed. Rotor sails can be installed on all the main vessel types, which TORM operates and will have slightly more benefit on larger vessels (LR2) as the voyages for these vessels have more ideal wind conditions. TORM expects fuel savings of 5-7% compared to a corresponding vessel without a rotor sail. The two vessels are expected to reduce CO2 emissions by 2,000 – 3,000 mt CO2 per vessel. OPTIMIZING PERFORMANCE NOW FLETTNER ROTORS LEADING PRODUCT TANKER OWNER GREENER FUTURE WITH ZERO EMISSION AMBITION SUPERIOR OPERATING PLATFORM

TORM ANNUAL REPORT 2021 OUR BUSINESS MODEL AND STRATEGIC CHOICES 26 To achieve our ambitious 2050 environmental target of zero CO2 emissions from operating our fleet, TORM is actively involved in various industry collaborations supporting this journey. The collaborations are important, as the ambitious target cannot be met by single entities alone but requires joint efforts across the shipping industry. JOINING MÆRSK MCKINNEY MØLLER CENTER FOR ZERO CARBON SHIPPING TORM announced its ambitious 2025 target in January 2022, and already towards the end of 2021, TORM became a Mission Ambassador in the Mærsk McKinney Møller Center for Zero Carbon Shipping to partner with the institute and equally minded industry participants on this important journey. TORM will provide support to the Center’s work and commit to the Center’s mission and vision of building a significant cross- disciplinary driving force in the decarbonization of the shipping industry. DANISH SHIPPING TORM is an active member of Danish Shipping, and through Danish Shipping TORM aims to impact the decision making in IMO on ongoing discussions of the implementation of CO2 related regulations. LONG-TERM DECARBONIZATION INDUSTRY COLLABORATIONS LEADING PRODUCT TANKER OWNER GREENER FUTURE WITH ZERO EMISSION AMBITION SUPERIOR OPERATING PLATFORM

TORM ANNUAL REPORT 2021 OUR BUSINESS MODEL AND STRATEGIC CHOICES 27 Over the past year, the shipping industry has shown increased interest, and development work on the future of maritime fuels and solutions for zero emission shipping are starting to evolve. TORM is enthusiastic about this development, however, while it is the expectation that there will be technical solutions in place to support most new fuels through new propulsions systems, the path towards having sufficient fuels available is more uncertain. To increase the understanding of this important topic, TORM and the Board of Directors organized a number of dedicated sessions to discuss the issue. The sessions covered deep dives on topics such as the Power-to-X development to understand the sourcing of the new fuels, the development of carbon capture solutions and considerations on types of new fuels, the split in usage and availability. A key conclusion from the sessions was that the future of maritime fuels will be more dispersed with zero carbon emission solutions not coming from a single new technology, but rather from a mix of several solutions as the availability of new fuels will be scarce and a key deciding factor. The Board of Directors will maintain this as a strategic focus area, and TORM will monitor the development of the new fuels and associated technologies. However, currently it is the belief that the solutions will not be commercially and operationally viable for product tankers for the near future. LONG-TERM DECARBONIZATION NEW FUELS LEADING PRODUCT TANKER OWNER GREENER FUTURE WITH ZERO EMISSION AMBITION SUPERIOR OPERATING PLATFORM

LEADING PRODUCT TANKER OWNER
GREENER FUTURE WITH ZERO EMISSION AMBITION
SUPERIOR OPERATING PLATFORM

SUPERIOR OPERATING PLATFORM

TORM's fleet is effectively managed on the in-house integrated operating platform known as One TORM. Operations are conducted jointly for the entire fleet to reap synergies across vessel classes.

The integrated nature of TORM's operating platform provides transparency and clear alignment of management and shareholder interests, which mitigates the potential for actual or perceived conflicts of interest with related parties. We believe that our integrated business model creates a unique customer offering as it provides our customers with better accountability and insight into safety and vessel performance.

In line with the strategic focus on safety, the One TORM platform features the One TORM Safety Culture program. The purpose of the program is to continuously strengthen TORM's safety culture beyond mere compliance, and it reflects the belief that profitability and safety need to go hand in hand.

On the One TORM platform, the commercial, technical, sale & purchase, and support divisions all work towards common goals in a network-based organization with easy internal access across the organization supporting efficient decision making.

COMMERCIAL MANAGEMENT

TORM's commercial team is responsible for employment and operation of our fleet and has continuously demonstrated superior performance compared to peers and market benchmarks. One of the key elements for the commercial team to succeed is the ability to ensure an optimal position of the fleet in the global basins, where differences in earnings can be significant over the span of a year.

TECHNICAL MANAGEMENT

TORM's fleet is managed by its in-house technical management. The department is responsible for maintaining the high quality of our vessels and the delivery of an environmentally friendly, safe, and cost-efficient technical operation. Our technical management also has extensive experience in vessel design and construction and provides essential knowledge for TORM to execute newbuilding programs. In addition to the office staff, more than 3,400 seafarers are employed by TORM.

SALE & PURCHASE AND SUPPORT FUNCTIONS

TORM's sale & purchase activities are conducted by an in-house team. The sale & purchase team leverages relationships with shipbrokers, shipyards, financial institutions, and shipowners to ensure fleet renewal and actively pursues lucrative opportunities in the second-hand and newbuilding markets.

ONE TORM IN-HOUSE ORGANIZATION


External stakeholders:
suppliers, regulators, owners, employees, media
Financiers, customers,
Commercial
Technical
Support
Sale & Purchase
T

The support division is also an integral part of TORM's day-to-day operations and provides optimized business practices, reporting and payment processes, proactive business partnering, stringent risk management, liquidity, and funding management etc. For years, the support division has built a strong data and digitalized business support function. By means of advanced analytics and applied AI competences, this function has created an analytical model to further support TORM's commercial performance.

OPERATIONS DURING COVID-19

During the entire COVID-19 pandemic, TORM has fully maintained operations both at sea and ashore thanks to the One TORM platform. The integrated operations have eased the natural obstacles which TORM encountered in connection with travel restrictions, lockdowns, and supply chain challenges.

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TORM ANNUAL REPORT 2021 OUR BUSINESS MODEL AND STRATEGIC CHOICES 29 SEAFARERS The COVID-19-imposed travel restrictions complicated crew movements throughout the year. Despite this TORM has throughout 2021 maintained a normalized level of overdue employment among the crews supported by TORM’s integrated platform and the on-going coordination between the commercial and technical departments which has enabled TORM to conduct crew changes as opportunities arose during the vessels’ commercial operations. However, the costs associated with crew changes have been higher due to increased travel expenses and imposed quarantine costs. +92% Retention rate for senior and junior officers during COVID-19 During the pandemic, TORM has further leveraged from a solid base of loyal seafarers which has secured continuity in our operations. LAND-BASED EMPLOYEES In line with relevant authorities, TORM had on several occasions chosen to close some of its offices and recommended that land- based employees work from home during the pandemic. TORM has been able to conduct its business almost unaffected of these measures due to the integrated nature of its operating platform ensuring cohesive lines of command. SUPPLY CHAIN With operations across the world and the requirement to conduct maintenance on basically all locations, TORM has been impacted by the emerging global supply chain bottlenecks. One concrete example is the increased cost in freight forwarding of materials and equipment. However, TORM’s continued optimization and cost focus has secured uninterrupted operations with only a marginal increase in costs. SUPERIOR OPERATING PLATFORM LEADING PRODUCT TANKER OWNER GREENER FUTURE WITH ZERO EMISSION AMBITION SUPERIOR OPERATING PLATFORM

TORM ANNUAL REPORT 2021 OUR BUSINESS MODEL AND STRATEGIC CHOICES 30 EIGHT MR VESSELS, SIX WITH INCREASED CHEMICAL TRADING FLEXIBILITY In March 2021, TORM purchased eight 2007-2012 built MR product tanker vessels from TEAM Tankers Deep Sea Ltd. for a total cash consideration of USD 82.5m and the issuance of 5.97 million shares. Six of the vessels have specialized cargo tank configurations and extended tank segregations (IMO 2), allowing for enhanced trading flexibility through chemical trading options. TORM obtained debt financing covering the cash thereby making the tranaction cash neutral. The vessels have all been integrated into the One TORM platform using a flexible approach towards transfer of technical knowledge and crew. This has ensured a seamless integration. THREE MODERN LR2 VESSELS In May 2021, TORM purchased three 2015-built scrubber-fitted and fuel-efficient LR2 vessels from Okeanis Eco Tankers Corp. for a total cash consideration of USD 120.8m. Two of the vessels were financed with bank debt and one through a sale and leaseback structure. The vessels have all been integrated into the One TORM platform and supplement our modern LR2 fleet well. TWO LR2 NEWBUILIDNG In November 2021 and in January 2022, TORM took delivery of the final two LR2 newbuildings in our newbuilding program. The newbuildings are scrubber-fitted and fuel-optimized. The vessels were taken over in a period with significant COVID- 19 related restrictions in China and are now fully integrated into the One-TORM platform. The vessels are constructed with fuel-efficient design, and during 2022 they are expected to have Flettner Rotors installed which will reduce the fuel consumption by 5-7% on these vessels. SEAMLESS INTEGRATION OF NEW CAPACITY IN A COVID-19 ENVIRONMENT LEADING PRODUCT TANKER OWNER GREENER FUTURE WITH ZERO EMISSION AMBITION SUPERIOR OPERATING PLATFORM

TORM ANNUAL REPORT 2021 OUR BUSINESS MODEL AND STRATEGIC CHOICES 31 INVESTMENT HIGHLIGHTS SPOT OPERATING MODEL Significant operating leverage through spot orientation allowing TORM to benefit from increases in TCE rates. SOLID CAPITAL STRUCTURE Conservative balance sheet and a strong liquidity position provide room for potential growth while maintaining break- even rates at low levels and no near-term refinancing needs. SUPERIOR COMMERCIAL PERFORMANCE Advanced data driven platform with in- house commercial and technical management providing superior earnings while maintaining a balanced cost structure. POSITIVE MARKET FUNDAMENTALS Low product stock levels, low global fleet growth and refinery dislocation are positive fundamentals for the product tanker market in the near and medium term. AMBITIOUS AND ONGOING CO2 REDUCTION TORM is already well advanced in meeting IMO’s emission targets and has engaged in long-term collaborations for decarbonization in 2050. TRACK RECORD OF EXCELLENT TIMING TORM has maintained a well diversified fleet and acquired vessels at attractive price points as well as sold vessels at market values.

TORM ANNUAL REPORT 2021 OUR RESPONSIBILITY 32 In 2009, TORM signed the UN Global Compact as the first shipping company in Denmark. In this way, we commit to an internationally recognized set of principles regarding health, safety, labor rights, environmental protection, and anti- corruption. As part of this commitment, we submit our communication on progress every year. PRINCIPLES Transparency and accountability are key to TORM’s way of doing business, and these values play a central role in our corporate social responsibility (CSR) approach. Our approach to responsible behavior is rooted in our Business Principles which have the following five objectives: • Maintaining a good and safe workplace • Reducing environmental impact • Respecting people • Doing business responsibly • Ensuring transparency COLLABORATION AND PARTNERSHIPS TORM’s commitment to CSR is not limited to our own business practices, as we believe real impact requires industry collaboration. We cooperate with peers and stakeholders to increase responsibility in the shipping industry and the supply chain. Also, this is done to mitigate protectionism and support progressive trade agreements. TORM strives to increase transparency and accountability and to minimize corruption. We do this as an active member of Danish Shipping and a number of committees within that organization. This is also the focus in the Maritime Anti- Corruption Network in which TORM is a co-founder and member. SUSTAINABLE DEVELOPMENT GOALS AND TRANSPARENT ESG REPORTING In 2021, we continued our support to the UN Sustainable Development Goals (SDGs) and its targets for 2030. To ensure ample contribution, we focus on specifically SDG #4 Quality Education and SDG #13 Climate Action. These goals are closely linked to our value chain, business practices, and company values. Our support of the SDGs is seen as a natural progression of our commitment to the UN Global Compact. This responsibility report documents the results of our efforts within corporate social responsibility, as well as environmental, social and governance aspects (ESG). As part of our commitment to the UN Global Compact, TORM submits its communication on progress (COP) every year. This year, TORM will use the Sustainability Accounting Standards Board (SASB) reporting framework to further increase our ESG reporting transparency. The SASB framework is an ESG guidance framework which sets standards for the disclosure of financially material sustainability information. Find our SASB Index and Responsibility data on pages 48-52 RESPONSIBILITY REPORT Responsible behavior and sustainability are embedded in the way we conduct business in TORM. We are committed to protect and take care of our employees, our assets, our environment, and our society. This is done by living up to the highest possible standards. We support the UN Global Compact, the Sustainable Development Goals and are increasingly reporting on Environmental, Social and Governance data. Our Responsibility INTRODUCTION AND HIGHLIGHTS OUR RESPONSIBILITY FRAMEWORK OUR PRIORITIES AND RESULTS SASB INDEX AND RESPONSIBILITY DATA

TORM ANNUAL REPORT 2021 OUR RESPONSIBILITY 33 CORPORATE SOCIAL RESPONSIBILITY HIGHLIGHTS TORM continues to play an active role in fostering and caring for the needs of society, the environment, and communities at large. TORM believes that doing business sustainably while contributing to society is not only about sharing obligations, but also about sharing social responsibilities. Therefore, TORM on the one hand continues to strive hard to combat carbon, sulfur, and other emissions and on the other hand, stands committed to providing quality education, as it is a matter of concern for TORM and its employees. TORM is confident that with all brilliant minds, great hearts and dedicated stakeholders, this milestone will definitely be achieved. DIVERSITY 37% WOMEN IN THE SHORE-BASED WORKFORCE 22% WOMEN IN LEADERSHIP POSITIONS 74 SCHOLARS SUPPORTED BY TORM AND OUR EDUCATION FOUNDATION 0.37 LOST TIME ACCIDENT FREQUENCY IN 2021 INTRODUCTION AND HIGHLIGHTS OUR RESPONSIBILITY FRAMEWORK OUR PRIORITIES AND RESULTS SASB INDEX AND RESPONSIBILITY DATA

TORM ANNUAL REPORT 2021 OUR RESPONSIBILITY 34 TORM’S ESG TARGETS INTRODUCTION AND HIGHLIGHTS OUR RESPONSIBILITY FRAMEWORK OUR PRIORITIES AND RESULTS SASB INDEX AND RESPONSIBILITY DATA

TORM ANNUAL REPORT 2021 OUR RESPONSIBILITY 35 STAKEHOLDER ENGAGEMENT Working in close collaboration with our customers and stakeholders has an immense focus for TORM and is key to deliver on our ambitious climate targets. Among others the stakeholder groups include employees, community, suppliers, customers, investors, and authorities. Throughout the year, specialists across TORM interact with these stakeholders to ensure an open dialogue. This includes our ongoing dialogue with financial institutions to ensure a high level of transparency in our climate efforts – both ashore and at sea. As a company, we work with a selection of partnerships sharing the same values and goals as TORM, e.g., we have joined the Mærsk Mckinney Møller Center for Zero Carbon Shipping, where we will work with industry partners and knowledge specialists to achieve zero carbon shipping by 2050. In addition, TORM is an active member of industry organizations such as Danish Shipping. You can learn more about how we engage with stakeholders and decision-making in the section 172 statement. Engagement and Decision-making in TORM on pages 104 - 106 Find more details on the value chain in oil transportation and TORM’s role Value chain in oil transportation on page 16 MATERIALITY As part of our continued efforts to increase transparency in our reporting, this year we will include a materiality assessment in our responsibility reporting. In TORM, we have defined materiality as “social and environmental topics with the largest impact throughout our value chain”. Materiality Assessment TORM’s ESG materiality assessment is made to identify and prioritize the ESG issues which are most important to and have most impact on TORM and our key stakeholders. We have defined our key stakeholders as customers, lenders, investors, regulators, employees, suppliers, and community & environment. The impact which the various topics have on TORM varies depending on the topic. As examples, legal compliance can be the risk of breaching sanctions which can impact TORM’s access to critical markets if not complied with, whereas TORM’s ability to employ diversified personnel will impact our decision- making capabilities and potential for strong commercial performance in the future. Another example is securing quality education which impacts our ability to source skilled crew for our vessels. Each score is evaluated relative to each other as all the material topics are important to TORM and our key stakeholders. The material topics and the materiality matrix were approved by the Board of Directors. STAKEHOLDER ENGAGEMENT AND MATERIALITY INTRODUCTION AND HIGHLIGHTS OUR RESPONSIBILITY FRAMEWORK OUR PRIORITIES AND RESULTS SASB INDEX AND RESPONSIBILITY DATA

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STAKEHOLDER ENGAGEMENT AND MATERIALITY

Health and safety on pages 37-39

Security on page 39

TORM's environmental efforts on page 40

People at sea and ashore on pages 41-43

Human rights and business ethics on page 44

Community engagement on pages 45-46

Responsible procurement in TORM on page 47

MATERIALITY MATRIX

Most important ESG related topics for TORM (scoring of topics is relative to each other)


Higher
Lower
Importance to key stakeholders
Lower
Higher
Impact on TORM
A
B
C
D
E
F
G
H
A Legal compliance
B Health and safety
C Security
D Environmental efforts
E People
F Human rights and business ethics
G Community
H Responsible procurement

LEGAL COMPLIANCE

Legal compliance is essential to TORM and to our stakeholders. International transport of refined oil products is a highly regulated area, and full compliance with all applicable rules and regulations at all times is a necessity for operating successfully in this line of business.

TORM's compliance with all applicable sanctions requires constant focus, as any violation may have a significant business impact. The same applies to compliance with applicable rules and regulations in relation to (without limitation) health, safety and environment, anti-bribery and corruption, competition/anti-trust, as well as employment and labor. Legal compliance is often closely linked to other areas included in the materiality matrix and is also separately included. The Governance section on pages 71-111 describes TORM's framework and governance model, designed to ensure TORM's continued ability to operate successfully.

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TORM ANNUAL REPORT 2021 OUR RESPONSIBILITY 37 Around 90% of TORM’s workforce is employed at sea, and therefore ensuring healthy, safe, and secure working conditions for them is of crucial importance to TORM’s business. Backing those efforts, TORM believes that a healthy and supportive work environment adds a lot to the employees’ wellbeing, productivity, and performance level at work and also enhances the company’s retention rate. Respecting employees’ human rights is pivotal to TORM, and all the policies supporting this are outlined in TORM’s Business Principles. Similarly, our safety policy is rooted in the rules and regulations issued by the Danish Maritime Occupational Health Service. INSPECTIONS AND AUDITS In order to maintain our standards and exceed the targets set by our customers despite the COVID-19 pandemic, TORM developed a robust remote audit scheme at the beginning of 2020. With travel restrictions significantly reducing the possibilities of visiting vessels, the first-rate tools and data collection processes at TORM made it possible to create a robust remote audit system. The challenges continued during 2021 and the One TORM platform has been able to successfully deliver on all counts, including new takeovers and new deliveries. Despite the ongoing pandemic, a few employees have successfully managed to visit a number of TORM vessels for audits, inspections and on-board training. In addition, we have been able to attend our new vessels for timely takeover. Overall, owing to the effectiveness of the One TORM platform, the interaction with all stakeholders, internal as well as external, has shown that audits, inspections, change of flag etc. are achievable and successful despite the pandemic. SIRE INSPECTIONS The main body responsible for managing the overarching processes and requirements of the vessel inspections is OCIMF (Oil Companies International Marine Forum). In 2020, due to the travel restrictions caused by the COVID-19 pandemic, new avenues like remote documentation review and inspection were introduced by OCMIF. The challenges experienced in connection with physical SIRE (Ship Inspection Report Program) arrangements were mitigated by close co-operation among internal stakeholders as well as among oil majors. In spite of the challenges, TORM vessels were able to achieve a significant number of physical SIRE inspections enabling business continuities and the flexibility to trade. The process around taking delivery of newbuildings as well as second-hand vessels was well executed ensuring successful trading. During 2022, OCIMF is expected to roll out the completely revamped SIRE 2.0 inspection and assessment regime for the product tanker industry. HEALTH, SAFETY, AND SECURITY INTRODUCTION AND HIGHLIGHTS OUR RESPONSIBILITY FRAMEWORK OUR PRIORITIES AND RESULTS SASB INDEX AND RESPONSIBILITY DATA

TORM ANNUAL REPORT 2021 OUR RESPONSIBILITY 38 ONE TORM SAFETY CULTURE In 2021, TORM continued the safety culture program One TORM Safety Culture – driving resilience. The purpose of the program is to continuously strengthen TORM’s safety culture beyond compliance. TORM continued to conduct Safety Leadership courses for Senior Officers on board. During 2021, TORM welcomed a number of new senior officers to the company, and still maintained a high completion rate of more than 80% for the safety leadership course. The course includes workshops for all Senior Officers and key marine shore staff and focuses on how to be a good leader when it comes to safety. In 2021, TORM introduced a new tailormade Safety Leadership program for Junior Officers, which cover the mindsets, competencies, and behaviors suited for the role. It utilizes a three-phase learning process which provides the participants with a better learning experience and ensures a faster application of learnings in their day-to-day work practices. This course also serves as a supplement to the Safety Leadership Course for Senior Officers. SAFETY DELTA TORM also continued with the Safety Delta tool, which was launched in 2018 and used across the fleet to track and monitor the safety culture on board the individual vessels. The safety delta concept supports processes and activities and helps to build and maintain a proactive safety culture based on continuous crew evaluation, dialogue, reflection, and development. All vessels have been scheduled to complete three Safety Delta cycles in 2021. Since 2018, TORM has used a revised performance appraisal program as a way to systematically enhance work behaviour and leadership to ensure excellent safety performance. Through the One TORM Safety Culture – driving resilience program, TORM has defined standards and expectations for excellent performance. A key element of leadership is to evaluate employee performance with a view to managing the development and motivating employees to develop. TORM believes this will facilitate the best possible means for developing performance as an individual and as a company. In 2021, TORM introduced a new induction framework for its Senior Officers. The induction program focuses on providing the Senior Officers with insights into fundamental company culture, behaviour, safety leadership and stakeholder management to ensure excellent performance for newly hired Senior Officers. A revised induction framework for Junior Officers was introduced in 2020. In 2021, TORM continued to promote the One TORM Safety Culture – driving resilience program. In Q4 2021, we launched our new Virtual Senior Officers Conference program. The content of the Virtual Senior Officers concept is focused on safety culture, mental health, work culture, and social culture to support and ensure that TORM’s safety culture is anchored across the organization, ashore as well as on board the vessels. These Virtual Senior Officers Conferences have been continued in 2021 and a total of 171 Senior Officers have attended the conference. HEALTH, SAFETY, AND SECURITY INTRODUCTION AND HIGHLIGHTS OUR RESPONSIBILITY FRAMEWORK OUR PRIORITIES AND RESULTS SASB INDEX AND RESPONSIBILITY DATA

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HEALTH, SAFETY, AND SECURITY

LOST TIME ACCIDENT FREQUENCY AND NEAR-MISS INCIDENTS

Lost Time Accident Frequency (LTAF) is a measure of serious work-related personal injuries which result in more than one day off work per million hours of work. The definition of LTAF follows the standard practice among shipping companies. During 2021, TORM's LTAF measure considerably decreased to 0.37 (2020: 0.65).

Each injury has been investigated and corrective measures have been taken as required. TORM's seafarers have done a commendable job by raising the safety culture and substantially reduced injuries in 2021, especially during the pandemic. Virtual town halls and other online interactions introduced at the beginning of the pandemic for TORM's seafarers have been used to a greater extent in 2021. During this time, whenever possible, opportunities were taken to physically attend vessels and interact with seafarers, including conducting training.

LOST TIME ACCIDENT FREQUENCY (LTAF)

Source: TORM


1.2
1.0
0.8
0.6
0.4
0.2
0.0
0.96
0.65
0.67
0.47
0.42
0.65
0.37
2015
2016
2017
2018
2019
2020
2021

Near-miss reports provide TORM with an opportunity to analyse conditions which might lead to accidents and ultimately prevent potential future accidents. A high number of near-miss reports indicate that the organization proactively monitors and responds to risks.

In 2021, TORM's focus on near-miss incidents and the quest for continuous improvements resulted in the introduction of a new category of events called 'Unsafe act & unsafe condition' to help identify near miss events for the safety of our crews. The total near miss reported for 2021 was 4,203 (2020: 5,991, 2019: 6,099) and 'Unsafe act & unsafe condition' was 1,954.

SECURITY

TORM's response to piracy is founded on the Best Management Practice, which is the industry guideline for companies and vessels sailing in areas with increased risk. In 2021, TORM experienced six incidents when thieves or robbers came on board and four incidents of stowaways found on board TORM's vessels. No persons were harmed during these incidents.

Throughout the year, the security situation and developments in the various risk areas have been monitored closely, and actions have been taken to safeguard TORM's seafarers and vessels. The security situation in some regions remain fragile due to the COVID-19 pandemic. TORM has adapted its procedures to the changing threat levels across the areas called at by TORM vessels.

TORM will continue to monitor the risk situation and pre-empt hijacking and robbery attempts by following security procedures and industry guidelines.

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TORM ANNUAL REPORT 2021 OUR RESPONSIBILITY 40 TORM supports SDG 13 Climate Action as marine pollution constitutes the largest environmental risk in the shipping industry. Therefore, it is important for TORM to minimize the sea and atmospheric pollution. FUEL CONSUMPTION AND ENERGY EFFICIENCY TORM has relentlessly worked on the ambitious environmental goal of reducing carbon footprints by deploying effective strategies and efficient technologies across our value chain. To responsibly add value to the industry emissions reduction plans, TORM contributed through its involvement in industry collaborations in innovation partnership, ShippingLab (a non- profit platform for maritime research), development, and innovation with 30 partners from across the maritime industry to push the efforts further at driving smart shipping for the future, such as: Signing up for the Call to Action for Shipping Decarbonization, which calls on the governments to take decisive actions to achieve decarbonization of international shipping by 2050. Board Activities 2021 – Strategically important long-term collaborations on pages 77-78 Joining the Mærsk McKinney Møller Institute for Zero Carbon Shipping as a Mission Ambassador to research ways to grow in a more operationally, commercially, and sustainably viable way. Greener Future – Long-term Industry collaboration on page 22 Investing in Flettner Rotors for the newest of our LR2 vessels, aimed at saving fuel consumption. Flettner Rotors on page 25 Despite the challenges of managing the fuels and evaluating the propulsion performance, the One TORM platform continues to have a solid and dedicated focus on reducing fuel consumption. FAST FORWARDING OUR ENVIRONMENTAL EFFORT Over the years, TORM has geared up its environmental efforts only to outperform its set targets. Further, we all have an obligation to do our utmost to reduce CO2 emissions. Therefore, TORM is pushing fast forward in our environmental efforts and will deliver a 40% CO2 reduction by 2025 – instead of by 2030. The baseline for the target is in line with the definition set forth by the International Maritime Organization, IMO, which defined how this should be measured and calculated. The accelerated target is possible thanks to the power of the integrated One TORM platform, where we control the whole value chain of our business and operations. For example, we have in-house technical management, training, energy efficiency team, marine HR, operations, and chartering, and through this, we can adjust, optimize, and implement the changes needed to accelerate our environmental efforts. To continue reducing our emissions towards 2025 and onwards, we will focus on e.g., hull painting, maintenance, connected machinery and connected vessels, and continue the optimization journey of onboard operations. As our long-term goal, we will be working on subjects encompassing future fuels and next-generation vessels. TORM continuously focuses on energy efficiency across the fleet. This serves the dual purpose of minimizing the environmental impact and helps us deliver market leading performance. By maintaining a strong focus on energy efficiency in 2021, TORM has achieved a 37.6% reduction in Annual Efficiency Ratio (AER) compared to the IMO baseline (2008). Daily engagement with the vessels continues to create significant value to encourage and support best practice behavior with regard to energy consumption. In addition, the efforts ensure that corrective actions can be taken swiftly, as needed. In our continued endeavors to operate in an environmentally friendly way, we strive to push our horizons and believe that our actions will do the work. ENVIRONMENTAL EFFORTS INTRODUCTION AND HIGHLIGHTS OUR RESPONSIBILITY FRAMEWORK OUR PRIORITIES AND RESULTS SASB INDEX AND RESPONSIBILITY DATA

TORM ANNUAL REPORT 2021 OUR RESPONSIBILITY 41 People and culture play an essential part at TORM. It defines our core and helps us grow and thrive, at sea and ashore. The pandemic has challenged the way we work and cooperate. But we have initiated strategic and operational initiatives to drive high employee engagement and improve the sense of belonging. AT SEA In 2021, TORM continued its strategy to employ seafarers with different nationalities as we believe that diversity on board is an important foundation for cooperation, high performance, and a safe working environment. Throughout the year, TORM’s main priority was to relieve seafarers on time despite the heavy constraints caused by the COVID-19 pandemic. Further, the focus was to get all seafarers both at sea and ashore vaccinated against COVID-19. TORM was one of the first companies to use the US vaccination program for vessels calling US ports and we followed up in all countries who offered this service. In 2021, the team managed to vaccinate more than 1,000 seafarers on board and set up help to get vaccines for all nationalities. Today, no seafarer joins a TORM vessel without being vaccinated. In 2022, TORM will continue the drive towards full vaccination, including booster vaccination. During these times, focus was on supporting both staff on board as well as our seafarers at home and their relatives, with all aspects of such unprecedented times. This included both financial support, and most importantly to ensure healthy wellbeing. Despite the COVID-19 limitations, TORM continued its efforts to strengthen the relationship between seafarers and the shore-based organization. In 2021, this involved a transition from physical meetings and gatherings to a more virtual form which included seminars, trainings, and general gatherings. TORM maintains an ongoing focus on seafarer commitment and engagement. In 2021, the retention rate for Senior Officers remained above 90%, and TORM demonstrated 100% compliance with customer requirements when it comes to ensuring the right level of experience among Senior Officers per vessel across the fleet (the so-called officer matrix compliance). The Well at TORM program aimed at focusing on the wellbeing of our seafarers by increasing engagement, mental resilience, physical health and embracing socialization among crew members, is successfully running at par with our intent with more than half of the total seafarers actively participating in it. 94% Retention rate for senior officers At the end of 2021, TORM employed a total of 3,420 seafarers of whom 92 were permanently employed, with the remaining seafarers being on time-bound contracts. ASHORE High Engagement In 2021, we continued our bi-annual real time data engagement survey which we introduced in 2019. More than 90% of all shore-based employees responded to the survey. PEOPLE GEOGRAPHICAL DISTRIBUTION OF SEAFARERS IN % Total number of seafarers at the end of 2021: 3,420 INTRODUCTION AND HIGHLIGHTS OUR RESPONSIBILITY FRAMEWORK OUR PRIORITIES AND RESULTS SASB INDEX AND RESPONSIBILITY DATA 51% 39% 5% 4% 2% India Other Croatia Denmark The Philippines

TORM ANNUAL REPORT 2021 OUR RESPONSIBILITY 42 The outcome of the December 2021 survey was a score of 8.4 out of ten showing a continuous high engagement and satisfaction among our employees. And this is the case across categories ranging from engagement, freedom of opinion, management support, work environment and safety. The high scores were evenly spread across divisions and locations which is a testament to the strength of the unified One TORM approach. The overall positive outcome of the survey was maintained from previous years, and it positions TORM in the top quartile of companies across all industries using the same platform. Our ambition of this engagement survey combined with a high response rate is to help us improve, nurture the culture needed to fulfil our ambitious strategy and develop initiatives which matter to our employees. Again in 2021, we included questions to understand how our shore-based employees cope with the pandemic and the precautionary measures we have introduced to safeguard and support our employees. The survey showed that the COVID-19 related measures introduced were highly appreciated by our employees. Employee health and wellbeing During 2021, we introduced an updated remote work approach due to the experiences stemming from the requirements to work remotely during the pandemic. This allowed for more flexibility for the global team. By the end of 2021, the retention rate for all shore-based employees was 88%. That is an expected change compared to previous years due to the effects of employees worldwide rethinking what work mean to them following the COVID-19 pandemic. To strengthen and develop TORM’s position in this area, continuous development of our organization, culture and leadership is a key criterion for success. On this background, we decided to implement leadership training in our organization. One of the main purposes was to enhance the feedback culture in TORM. We are consistently focusing on employee health and wellbeing. The term wellbeing embraces not only physical, but also mental aspects of wellbeing. Therefore, specific training in stress awareness was initiated during the year. Through in-depth knowledge, a common language and targeted tools, all employees will be equipped with the necessary tools required to spot and mitigate stress. We will continue introducing this across offices in 2022. Onboarding a new career Our ability to recruit and retain highly qualified employees for positions ashore and at sea is essential to our business. That is why we have a strong focus on the way we communicate with potential candidates, how we recruit, and we how we onboard our new employees. We want to enhance the understanding of TORM and the One TORM culture. At sea and ashore, thousands of colleagues worldwide keep the TORM fleet moving. While we all share the same goals and culture, everyone’s story is different. TORM has developed a career site at torm.com which portrays employees with different stories. And the site describes our different career programs ashore and at sea. Overall, we aim to attract and retain the best qualified employees by living the four values of the TORM Leadership Philosophy and by ensuring that TORM’s leaders motivate their employees. At the end of 2021, the shore-based organization had 348 employees: 140 in Hellerup, 136 in Mumbai, two in New Delhi, 39 in Manila, three in Cebu, 16 in Singapore, 11 in Houston, and one in London. PEOPLE INTRODUCTION AND HIGHLIGHTS OUR RESPONSIBILITY FRAMEWORK OUR PRIORITIES AND RESULTS SASB INDEX AND RESPONSIBILITY DATA

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PEOPLE

DIVERSITY

At TORM, we have an obligation to develop a strong and diverse talent pool irrespective of gender, religion, sexuality, nationality, ethnicity, or disabilities etc.

As stated in TORM's Business Principles, we work toward a diverse workforce in every aspect. We want to have an inclusive environment which respects and supports all our people and helps improve business performance.

In our continued efforts to maintain a positive and respectful work environment, we have completed interactive sessions which have provided insights into how we ensure to be aware and respectful in our daily work. Also annually, we will follow up on these initiatives and evaluate the results.

We believe that diverse teams led by diverse leaders deliver better business performance, and offer equal opportunities in recruitment, career development, promotion, training and rewards for all employees.

In 2021, we continued to participate and drive the aim of Danish Shipping's taskforce for more women at Sea. In this work group, we have incorporated 10 recommendations into processes and procedures as best practice. The recommendations include setting gender diversity targets, supporting women through family friendly policies and rethinking the recruitment process.

Gender distribution

We actively monitor the representation of females in the workforce and in leadership positions. At the end of 2021, the proportion of female full-time employees in the shore-based workforce was 37%, while women in leadership positions, defined as having one or more direct reports, constituted 22%. TORM has a target for 2030 of 35% women in leadership positions.

At the end of 2021, the Board of Directors consisted of four male members and one female member elected at the Annual General Meeting. In 2020, the Board of Directors fulfilled its target of 20% female Board members (1 out of 5).

DATA ETHICS

TORM's business model, The ONE TORM platform, uses advanced analytics and digital solutions in which large amounts of data are processed. TORM's Data Ethics Policy confirms TORM's commitment to our defined data ethic's principles and it defines how we collect, store and process data.
TORM wants to maintain high ethical standards for the protection of our data, and we want our handling of all data to be beneficial and value-adding to our customers, employees, business partners, authorities, and other stakeholders.

Our treatment of data must be robust to prevent against any unintended disclosure. TORM's data security measures include a variety of guidelines and defined processes, as well as technical and human controls.

TORM generally does not collect, store, or handle data in relation to private customers or consumers. The data which TORM collects, and stores is mainly commercial data, relevant to the operation of our owned and chartered vessels. Such commercial data includes without limitation global trade flows, trading patterns, cargo types, weather patterns, port data etc. and may be generated internally or obtained from external sources.

EMPLOYEE DIVERSITY

Permanently employed

	Male	Female
Directors of the Company[1)]	4	1
Employees in other senior executive positions	3	-
Total management other than Directors of the Company (Managers with one or more direct reports)	138	19
Other permanent employees of the Group	176	103
Total permanent employees of the Group	**317**	**122**

[1)] The five Non-Executive Directors are not included as employees of the Group.

TORM ANNUAL REPORT 2021 OUR RESPONSIBILITY 43

TORM ANNUAL REPORT 2021 OUR RESPONSIBILITY 44 ANTI-CORRUPTION AND ANTI-BRIBERY Corruption and bribery impede global trade and can restrict non-corrupt companies’ access to markets. In this way, corruption and bribery have a negative impact on economic and social development. For TORM, the risk of corruption does not mean increased costs alone. Corruption also exposes TORM’s seafarers to safety and security risks and poses a potential risk to TORM’s legal standing and reputation. TORM does not accept corrupt business practices, and as part of its compliance program TORM has a policy on anti-bribery and anti-corruption, which supports TORM’s Business Principles. It is TORM’s policy to conduct all business in an honest and ethical manner. TORM has a “zero tolerance” approach to bribery and corruption, and TORM is committed to acting professionally, fairly and with integrity in all business dealings and relationships, wherever TORM operates. TORM will uphold all laws relevant to countering bribery and corruption in all the jurisdictions in which TORM operates. TORM has three elements which it leverages to continue a high level of transparency and accountability of its anti-corruption and anti-bribery policy. One being strict employee guidelines and processes to prevent and manage anti-corruption and anti- bribery, the second being specific reporting processes, and the last being compulsory e-learning courses. TORM further complies with SOX regulations according to which employees must confirm adherence to the policies and guidelines, as well as training completion, ensuring 100% compliance. No further corrective action has been required. Since 2011 when TORM co-founded the Maritime Anti- Corruption Network (MACN), TORM has been taking a joint stand with the industry against the request for facilitation payments which exists in many parts of the world where TORM conducts business. Best practice is shared between members of the network, and members align their approach to minimizing facilitation payments. MACN seeks support from government bodies and international organizations to eliminate the root causes of corruption. TORM is committed to addressing corrupt business practices among stakeholders by supporting this cross-sector approach. In addition to its efforts within MACN, TORM continued to strengthen its companywide anti-corruption policies in 2021 to mitigate the risk of bribery and corruption. TORM has continued its anti-corruption training program, which includes mandatory anti-corruption courses for all shore-based staff and all officers on board TORM’s vessels. The training targets new hires as well as existing employees and must be repeated annually. TORM will continue these efforts in 2022. Since 2006, TORM’s Board of Directors has provided a whistle- blower facility with an independent lawyer as part of the internal control system. In 2021, the whistle-blower facility received two notifications, both of which were investigated and closed without any critique or requirements for new measures. HUMAN RIGHTS With the TORM Leadership Philosophy, TORM’s Business Principles and commitment to the UN Global Compact, TORM is committed to respecting human rights as outlined in the United Nations Guiding Principles on Business and Human Rights. TORM recognizes that implementing the necessary policies and respective processes to be in line with the requirements of the UN Global Principles is part of an ongoing effort. Going forward, we will continue to promote human rights-related policies and processes. The most material risk for human rights abuses are related to TORM’s supply chain. TORM complies with the International Labor Organization’s Maritime Labor Convention, an international set of standards on labor conditions at sea, which was ratified by 30 countries in 2012. All vessels under TORM’s technical management are audited and certified as required under the Maritime Labor Convention of 2006. TORM respects employees’ right to associate freely, to join – or not to join – unions and to bargain collectively. TORM offers equal opportunities for its employees as stated in TORM’s Business Principles. No claims or offenses have been reported regarding human rights in 2021. HUMAN RIGHTS AND BUSINESS ETHICS INTRODUCTION AND HIGHLIGHTS OUR RESPONSIBILITY FRAMEWORK OUR PRIORITIES AND RESULTS SASB INDEX AND RESPONSIBILITY DATA

TORM ANNUAL REPORT 2021 OUR RESPONSIBILITY 45 TORM is a long-standing supporter of maritime education in Denmark, India, and the Philippines, and it is therefore natural for TORM to support SDG 4 Quality Education. This commitment shows TORM's connection to the surrounding communities and how much of a positive impact it has on the society at large where TORM operates and where many of TORM’s employees come from. Adding to that, TORM firmly believes that by supporting education in selected areas, we can nurture future competencies and develop a strong pipeline for the industry. TORM’s contribution towards the betterment of society builds a sense of trust and pride in our colleagues which reciprocates in the form of higher retention and positive brand recognition. TORM is therefore dedicated to supporting SDG 4 Quality Education and cooperates with several educational institutions and universities internationally. In Denmark and Singapore, the efforts include offering internships and trainee and student assistant positions at TORM’s offices to students from the Copenhagen Business School, the Copenhagen School of Marine Engineering & Technology Management, and the Nanyang Technological University Singapore. The majority of TORM’s seafarers come from Indian or Filipino nationality, and therefore TORM’s activities in these areas educate the students about the shipping industry. This enhances the potential pool of future TORM employees and strengthens the overall skillset of seafarers coming from these regions. EDUCATION FOUNDATION IN THE PHILIPPINES The TORM Philippines Education Foundation (TPEF) is a foundation set up by TORM Philippines in 2007 to support education in the Philippine community. During the educational year 2021-2022 we supported • 11 new scholars studying in school • 41 scholars studying in various colleges and universities • 22 apprentices (one female and 21 male) with maritime courses • One scholar graduated in 2021 with a degree in BS Marine Transportation In lieu of the scholars’ learning program, the TPEF also conducted monthly practical online talk sessions organized to sustain the students’ capabilities, knowledge, and awareness on various issues during the pandemic under the Scholars Development Program (SDP). Sessions were directed at developing positive values and mindsets, self-image, and social and soft skills through SDP. Through webinars under the Social Development Initiative (SDI), the TPEF also worked on more pressing issues such as mental health, wellness, and community wellbeing in general. The TPEF also provided support for the reconstruction of the interior of a school which had been ravaged by typhoons, and it played a crucial role in making provision for water supply facilities, water dispensers, and making building materials available to an elementary school in the region. Though faced with many challenges and limited resources, our team made effective use of available materials in a sustainable way. Provisions for solar-based lamps for elementary school kids were made available to ensure that their studies are not affected, along with a one-unit solar panel for the school. Apart from ensuring proper education facilitation in the Philippines, TORM also formed its ‘Disaster Relief Team’ which is trained and active in case any unexpected events occur. ‘TORM Care’ is a special kit made to accommodate specific needs consisting of safety blankets, grocery packs, drinking water, hygiene packs, and COVID19 kits. COMMUNITY SUPPORTING QUALITY EDUCATION INTRODUCTION AND HIGHLIGHTS OUR RESPONSIBILITY FRAMEWORK OUR PRIORITIES AND RESULTS SASB INDEX AND RESPONSIBILITY DATA

TORM ANNUAL REPORT 2021 OUR RESPONSIBILITY 46 EDUCATION FOUNDATION IN INDIA In India, TORM funded specific projects under selective social causes, and since 2018, TORM India has worked closely with three organizations to achieve the purpose, namely – • SAMPARC - an organization taking care of the disadvantaged children across India • BAIF - an organization working towards upgrading and providing rural infrastructure • Akshayshakti – an organization looking after improving the lives of students, welfare and abandoned children Previously, TORM supported the construction of the ZP Prathmik School in Zadgewadi in Kurkumbh, near Pune, India. The school was constructed and furnished with facilities with support from TORM. Through SAMPARC, TORM sponsors 33 students attending the school and assists them with their basic needs, such as school equipment and specified living expenses. The COVID-19 pandemic has restricted movements in India, however, in November 2021, a team from TORM India visited SAMPARC Bhaje to celebrate the Deepawali Festival with the students and distributed presents to all students. TORM also fulfilled its promise of renovating a multipurpose town hall and setting up of a library at Bhaje. Both facilities were opened for use. TORM firmly believes that enhanced infrastructural support and better extra-curricular activities will help nurture a wholistic upbringing for the students. Earlier in 2021, TORM India pledged to construct three classrooms at Nalasopara, Mumbai. Although delayed due to the restrictions caused by COVID-19 pandemic, this project is expected to be completed in early 2022. In our continued endeavour to have a positive impact on society, TORM is evaluating several more projects in and around Mumbai, specifically directed towards girls. COMMUNITY SUPPORTING QUALITY EDUCATION INTRODUCTION AND HIGHLIGHTS OUR RESPONSIBILITY FRAMEWORK OUR PRIORITIES AND RESULTS SASB INDEX AND RESPONSIBILITY DATA

TORM ANNUAL REPORT 2021 OUR RESPONSIBILITY 47 Responsible behavior throughout the organization is central to TORM’s business, management practices, and corporate culture. Our supply chain is important to achieve our goals, and we want to ensure that our quality standards and responsibility efforts are extended and improved throughout the supply chain. We expect our suppliers to comply with recognized international standards and work to improve human rights, labor conditions, impact on the environment, safety, corruption, and quality. As a long-standing member of the UN Global Compact, TORM remains committed to protecting its employees, assets, reputation, and the environment by maintaining the highest possible standards. Transparency and accountability are central parts of TORM’s way of doing business. TORM signed the UN Global Compact in 2009 as the first shipping company in Denmark to commit to the internationally recognized set of principles regarding health, safety, labor rights, environmental protection, and anti-corruption. Being a signatory also means that TORM reports on its social and environmental performance on an annual basis to ensure progress and accountability to stakeholders. Because of TORM’s commitment to integrate responsibility in all business practices, a revised set of Business Principles has been introduced. The Business Principles ensure alignment between our values, as outlined in the TORM Leadership Philosophy, and the Policies that ensure appropriate behavior, which cannot be deviated from. This relationship applies to Policies within all operations, including those related to CSR. TORM also applies its Business Principles when dealing with subcontractors and suppliers. TORM's Business Principles place a particular emphasis on our commitment to promote responsible business principles in our supply chain. Therefore, TORM is compliant with the UK Modern Slavery Act. TORM is certified according to ISO 9001 and ISO 14401, and in accordance with the requirements of our certifications, we will start conducting periodic assessments of our suppliers. The main purpose of the first supplier assessment is to establish a baseline and know the status at our suppliers for us to engage in dialogue about how we together can extend and quality, responsibility, and sustainability efforts. In some situations, we may identify areas where we feel that corrections are required to continue as a supplier to TORM. Our suppliers are asked to perform a self-assessment questionnaire. It consists of a range of questions related to your business, which you must fill out and return to us to continue as a supplier to TORM. The questions fall within the following main categories: • Company information • Quality management • Performance • Training • Human rights and labor • Environment, health, and safety • Business ethics TORM will, when possible, conduct site visits to audit the subjects stated in the self-assessment questionnaire or as an option conduct a remote audit. ANTI-CORRUPTION AND ANTI-BRIBERY Corruption and bribery impede global trade and can restrict non-corrupt companies’ access to markets. In this way, corruption and bribery have a negative impact on economic and social development. For TORM, the risk of corruption does not mean increased costs alone. Corruption also exposes TORM’s seafarers to safety and security risks and poses a potential risk to TORM’s legal standing and reputation. RESPONSIBLE PROCUREMENT INTRODUCTION AND HIGHLIGHTS OUR RESPONSIBILITY FRAMEWORK OUR PRIORITIES AND RESULTS SASB INDEX AND RESPONSIBILITY DATA

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SASB MARINE TRANSPORTATION INDUSTRY STANDARD

Topic	Accounting Metric	Unit	2021	Code
Greenhouse Gas	Gross global Scope 1 emissions	Metric tons (t) CO2-e	1,353,306	TR-MT-110a.1
	Discussion of long-term and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets		See pages 22-27, 34, 40	TR-MT-110a.2
	(1) Total energy consumed	Gigajoules (GJ)	17,672	TR-MT-110a.3
	(2) percentage heavy fuel oil	Percentage (%)	50	TR-MT-110a.3
	(3) percentage renewable	Percentage (%)	0	TR-MT-110a.3
	Average Energy Efficiency Design Index (EEDI) for new ships	Grams of CO2 per ton-nautical mile	3	TR-MT-110a.4
Air Quality	Air emissions of the following pollutants: (1) Nox (excluding N2O)	Metric tons (t)	n/a [1]	TR-MT-120a.1
	(2) SOX	Metric tons (t)	1,488	TR-MT-120a.1
	(3) particulate matter (PM10)	Metric tons (t)	n/a [1]	TR-MT-120a.1
Ecological Impacts	Shipping duration in marine protected areas or areas of protected conservation status	Number of travel days	n/a [1]	TR-MT-160a.1
	Percentage of fleet implementing ballast water: (1) exchange	Percentage (%)	27	TR-MT-160a.2
	Percentage of fleet implementing ballast water: (2) treatment	Percentage (%)	73	TR-MT-160a.2
	Number of spills and releases to the environment [2]	Number	0	TR-MT-160a.3
	Aggregate volume of spills and releases to the environment [3]	Cubic meters (M3)	0	TR-MT-160a.3

1) Data unavailable. Assessment of feasibility of disclosure is ongoing.
2) Our definition of spills is based on ITOPF.
3) We report total volume of spills, as estimated aggregate volume of all spills as defined above. We do not do netting of the amount of such material that was subsequently recovered, evaporated, or otherwise lost as required by SASB standard TR-MT-160a.3 -2.1.

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SASB MARINE TRANSPORTATION INDUSTRY STANDARD

Topic	Accounting Metric	Unit	2021	Code
Employee Health & Safety	Lost time incident rate (LTIR) [1]	Rate	0.37	TR-MT-320a.1
Business Ethics	Number of calls at ports in countries that have the 20 lowest rankings in Transparency International's Corruption Perception Index	Number	13	TR-MT-510a.1
	Total amount of monetary losses as a result of legal proceedings associated with bribery or corruption	USD	0	TR-MT-510a.2
Accident & Safety Management	Number of marine casualties [2]	Number	1	TR-MT-540a.1
	Percentage classified as very serious [2]	Percentage (%)	0	TR-MT-540a.1
	Number of Conditions of Class or Recommendations	Number	7	TR-MT-540a.2
	Number of port state control: (1) deficiencies	Ratio [3]	0.55	TR-MT-540a.3
	Number of port state control: (2) detentions	Ratio [3]	0.00	TR-MT-540a.3
Activity Metrics	Number of shipboard employees	Number	3,420	TR-MT-000.A
	Total distance traveled by vessels	Nautical miles (nm)	4,398,088	TR-MT-000.B
	Operating days	Days	28,717	TR-MT-000.C
	Deadweight tonnage	Thousand deadweight tons	4,746	TR-MT-000.D
	Number of vessels in total shipping fleet	Number	84	TR-MT-000.E
	Number of vessel port calls	Number	2,514	TR-MT-000.F
	Twenty-foot equivalent unit (TEU) capacity	TEU	n/a	TR-MT-000.G

1) Instead of LTIR, we report on LTAF (LTIF) which is an industry norm based on OCIMF guidelines on Injury reporting. The rate per one million man hours is the most common unit in respect of LTAF.
2) Our definition of Marine casualty is based on IMO Casualty Investigation Code Ch 2 -2.9 and very serious marine casualty is based on IMO Casualty Investigation Code Ch 2 -2.22.
3) We report number of port state control deficiencies and detentions as a ratio instead of a number. It is the industry norm to report port state control performance as a ratio as it provides important context to the metrics. The ratio is calculated as the number of deficiencies (or detentions) divided by the total number of PSC inspections.

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ENVIRONMENTAL INDICATORS

Indicator	Unit	2021	2020	2019
Greenhouse gas (GHG) emissions				
Direct GHG emissions (scope 1)	Ton CO2	1,353,306	1,335,896	1,302,390
Indirect GHG emissions (scope 2)	Ton CO2	486	434	488
Total GHG emissions	Ton CO2	1,353,792	1,336,330	1,302,878
Energy consumption				
Heavy fuel	Ton	216,610	170,907	349,056
Low-sulfur heavy fuel	Ton	126,371	174,836	12,174
Marine Gas Oil	Ton	88,978	80,865	55,371
Office consumption				
Electricity consumption	kWh	514,461	445,093	702,850
Water consumption	M3	3,875	3,268	-
Greenhouse gas (GHG) emissions - Fleet				
CO_2 emissions, AER – total fleet	g/dwtxnm	5.05	5.34	5.28
CO_2 emissions, AER – LR2	g/dwtxnm	3.72	4.10	3.77
CO_2 emissions, AER – LR1	g/dwtxnm	4.33	4.66	4.69
CO_2 emissions, AER – MR	g/dwtxnm	5.83	6.02	6.14
CO_2 emissions, AER – Handy	g/dwtxnm	7.23	7.52	7.81
CO_2 emissions, EEOI – total fleet	g/cargoxnm	10.64	11.17	11.35
CO_2 emissions, EEOI – LR2	g/cargoxnm	8.67	8.07	8.58
CO_2 emissions, EEOI – LR1	g/cargoxnm	8.95	9.43	9.03
CO_2 emissions, EEOI – MR	g/cargoxnm	11.80	13.06	13.17
CO_2 emissions, EEOI – Handy	g/cargoxnm	15.24	15.07	15.51

The emission figures in this report represent TORM's findings to the best of our knowledge given today's methodology used by TORM aligned with current IMO methodology. TORM is continuously committed to improving the methodology and advancing transparency in reporting as well as to following industry best practices on emissions reporting.

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SOCIAL INDICATORS

Indicator	Unit	2021	2020	2019	Further information
Our employees					
Total number of seafarers	Headcount	3,420	3,023	3,050	
Total number of employees (shore-based)	Headcount	348	345	341	AR21
Diversity – shore-based employees					
Total women in leadership	%	22	21	22	AR21
Gender with lowest representation (women)	%	37	36	35	AR21
Diversity – seafarers					
Total women in leadership	Number	1	1	1	
Gender with lowest representation (women)	Number	1	1	1	
Health & Safety					
Fatalities	Headcount	0	0	0	
Lost-time accident frequency (LTAF)	Per million exposure hours	0.37	0.65	0.42	AR21
Ethics *					
Sexual Harassment and/or Non-discrimination Policy		•	•	•	Business Principles
Equal and fair opportunity employer		•	•	•	Business Principles
Child and/or Forced Labor Policy		•	•	•	Business Principles
Child and/or Forced Labor Policy covers suppliers and vendors		•	•	•	Business Principles
Human Rights Policy		•	•	•	Business Principles
Human Rights Policy covers suppliers and vendors		•	•	•	Business Principles
Modern Slavery Policy		•	•	•	UK Modern Slavery Act
UN Global Compact Signatory		•	•	•	CSR
Recycling and Scrapping Policy		•	•	•	

*Yes • | No •

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TORM ANNUAL REPORT 2021 OUR RESPONSIBILITY 52 Indicator Unit 2021 2020 2019 Further information Board of Directors Members Number 5 5 5 AR 21 Gender with lowest representation (women) % 20 20 0 AR 21 Total nationalities Number 5 5 4 AR 21 Independence % 80 80 80 AR 21 Senior Management Members Number 4 4 4 AR 21 Gender with lowest representation (women) % 0 0 0 AR 21 Total nationalities Number 1 1 1 AR 21 Ethics * Anti-corruption Policy • • • Business Principles Anti-bribery Policy • • • Business Principles Whistleblower Policy • • • AR 21 Articles of Association • • • Data Ethics Policy • • • AR 21 Code of Conduct Policy (Business Principles) • • • Business Principles * *Yes • | No • GOVERNANCE INDICATORS INTRODUCTION AND HIGHLIGHTS OUR RESPONSIBILITY FRAMEWORK OUR PRIORITIES AND RESULTS SASB INDEX AND RESPONSIBILITY DATA

TORM ANNUAL REPORT 2021 OUR RESPONSIBILITY 53 CO2 emissions (ton) The greenhouse gas emissions (GHG) reporting covers scope 1 (direct emissions from own production) and scope 2 (emissions from own production but others’ emissions) of the Greenhouse Gas Protocol except for the activities listed below. Environmental data applies to owned vessels with its respective shares of ownership. Bareboat-in vessels are included while T/C-in vessels are excluded. Similarly, vessels on bareboat-out contracts are excluded while vessels on all other employments are included. Scope 1 CO2 emissions have been calculated based on the consumption of heavy fuel oil and marine gas oil according on IMO’s conversion factor for emission per ton. Emissions are calculated for each single vessel and then consolidated. Numbers under the scope 1 data sheet have been collected on board the vessels or at the offices. The collection is based on actual usage or disposals. Scope 2 CO2 emissions generated indirectly from operational activities at the TORM offices are calculated using Danish and World Resources Institute emission factors. Only offices where data is available are included. AER (g/dwtxnm) AER is a measure of efficiency using the total fuel consumption, distance travelled and deadweight. The measure is defined as grams CO2 emissions per deadweight-ton-nautical mile. AER is affected by vessel size, speed, duration of waiting time and port stays. EEOI (g/cargoxnm) EEOI is a measure of efficiency using the total fuel consumption, distance travelled and cargo intake. The measure is defined as grams CO2 emissions per cargo-ton-nautical mile. EEOI is affected by vessel size, speed, cargo availability, duration of ballast voyages, waiting time and port stays. SOX emissions (ton) SOx emissions are calculated based on average sulfur content for the different fuel types. A comprehensive study for TORM by an independent specialist which compared the emissions from vessels fitted with exhaust gas cleaning systems (scrubbers) to emissions from vessels using low-sulfur fuel found that the sulfur emissions are reduced to an average of 0.025% when using the exhaust gas cleaning system. Energy consumption (GJ) All fuel burned on board the vessels has been converted into energy based on fuel oil analysis results. Office electricity consumption (kWh) Electricity consumed indirectly in operational activities at the TORM offices excluding the London and Houston offices. Office water consumption (m3) Water consumed indirectly in operating activities at the TORM offices excluding the London, Houston, Mumbai and New Delhi offices. Data is not available for 2019. Spills Definition of spills is based on ITOPF. We report total volume of spills, as estimated aggregate volume of all spills. We do not do netting of the amount of such material that was subsequently recovered, evaporated, or otherwise lost as required by SASB standard TR-MT-160a.3 -2.1. Deadweight Tonnage (based on SOLAS II-1A-Reg 2-20) Deadweight tonnage is the difference in tonnes between the displacement of a ship in water of a specific gravity of 1.025 at the draught corresponding to the assigned summer freeboard and the lightweight of the ship. COC (Based on IACS document Classification societies Section B3 Classification surveys) The requirements that specific measures, repairs, request for survey, etc. are to be carried out within a specified time period in order to retain class. DEFINITIONS INTRODUCTION AND HIGHLIGHTS OUR RESPONSIBILITY FRAMEWORK OUR PRIORITIES AND RESULTS SASB INDEX AND RESPONSIBILITY DATA

TORM ANNUAL REPORT 2021 OUR RESPONSIBILITY 54 LTAF or LTIF (Based on OCIMF Marine Injury Reporting Guidelines Sec 4) The number of Lost Time Injuries per unit exposure hours. Unit in respect of LTIF is one-million-man hours. Lost Time Injuries are the sum of Fatalities, Permanent Total Disabilities, Permanent Partial Disabilities and Lost Workday Cases as based on OCIMF Marine Injury Reporting Guidelines Sec 3. Marine Casualty (Based on IMO Casualty Investigation Code Ch 2 -2.9) A marine casualty means an event, or a sequence of events, that has resulted in any of the following which has occurred directly in connection with the operations of a ship: • the death of, or serious injury to, a person • the loss of a person from a ship • the loss, presumed loss or abandonment of a ship • material damage to a ship • the stranding or disabling of a ship, or the involvement of a ship in a collision • material damage to marine infrastructure external to a ship, that could seriously endanger the safety of the ship, another ship, or an individual or • severe damage to the environment, or the potential for severe damage to the environment, brought about by the damage of a ship or ships However, a marine casualty does not include a deliberate act or omission, with the intention to cause harm to the safety of a ship, an individual or the environment. Material Damage to ship (Based on IMO Casualty Investigation Code Ch 2 -2.16) A material damage in relation to a marine casualty means: • damage that significantly affects the structural integrity, performance or operational characteristics of marine infrastructure or a ship; and • damage that requires major repair or replacement of a major component or components; or • destruction of the marine infrastructure or ship. Very serious marine casualty (Based on IMO Casualty Investigation Code Ch 2 -2.22) A very serious marine casualty means a marine casualty involving the total loss of the ship or a death or severe damage to the environment. Permanent management positions (ex. Directors and senior executives) – shore-based Total Management other than directors of the Company (VP's, GM's, Senior Managers and Managers with one or more direct reports). The five Non-Executive Directors are not included as employees of the Group. Permanent seafarer officers Defined as officers living in Scandinavia. DEFINITIONS INTRODUCTION AND HIGHLIGHTS OUR RESPONSIBILITY FRAMEWORK OUR PRIORITIES AND RESULTS SASB INDEX AND RESPONSIBILITY DATA

TORM ANNUAL REPORT 2021 REVIEW AND RISK 55 FINANCIAL RESULTS In 2021, TORM recorded a net loss of USD 42m compared to a profit of USD 88m in 2020 resulting in loss per share of USD - 0.54 compared to earnings per share (EPS) of USD 1.19 in 2020. When excluding non-recurrent items in both 2021 and 2020, the net loss reached USD -36m in 2021, a decrease of USD 158m from a net profit of USD 122m in 2020. The lower result in 2021 was mainly due to decreasing freight rates. In 2021, operating profit decreased by USD 138m to USD 1m, primarily reflecting the decrease in revenue. In 2021, total revenue was USD 620m compared to USD 747m in 2020, and TCE earnings decreased from USD 520m to USD 379m, a total decrease of 27%. The decrease in TCE earnings was primarily attributable to a weaker freight market in 2021 compared to 2020. The decrease was based on an approximately 31% lower TCE per day and 5% more available earning days (1,398 days) in 2021 compared to 2020. FINANCIAL REVIEW 2021 FINANCIAL REVIEW FOR THE YEAR ENDED 31 DECEMBER 2021 TORM delivered industry leading results and continues to have a solid capital structure with a Net Loan-to-Value of 52%, USD 210m in available liquidity including restricted cash, no major refinancings needed before 2026 and limited off-balance sheet commitments of USD 38m. Kim Balle, CFO Review and risk

FINANCIAL REVIEW 2021

TORM's total assets increased by USD 332m in 2021 to USD 2,331m. The carrying amount of vessels, capitalized dry-docking and prepayments on vessels amounted to USD 1,950m compared to USD 1,734m in 2020. During the year, TORM sold two older vessels; one MR delivered in 2021 and one LR1 scheduled to be delivered in the first quarter of 2022.

In 2021, TORM acquired eight MR product tanker vessels from TEAM Tankers Deep Sea Ltd and bought three LR2 vessels.

In 2021, total equity increased by USD 35m to USD 1,052m from USD 1,017m in 2020. The increase in equity was mainly due to a capital increase in connection with the acquisition of vessels and a change in value of hedging instruments partially offset by net loss for the year. The market value adjustments on derivatives held for hedge accounting had a positive effect on equity of USD 17m, mainly related to the increasing market values of TORM's interest rate swaps. The Return on Equity (RoE) decreased from 8.7% in 2020 to -4.1% in 2021, due to lower revenue.

TORM's total liabilities increased by USD 298m to USD 1,279m in 2021 and borrowings increased by USD 293m to USD 1,135m.

In 2021, invested capital increased by USD 291m to USD 2,011m as of 31 December 2021, mainly due to the addition of vessels in 2021. In addition, Return on Invested Capital (RoIC) decreased by 7.8 percentage points from 7.8% to 0.0%. Adjusted RoIC in 2021 reached 0.2%, a decrease of 9.1 percentage points from 2020.

In 2021, the Net Asset Value per share based on broker value increased to USD 12.5 from USD 10.8 in 2020 mainly due to the increase of vessels in 2021.

KEY HIGHLIGHTS

USDm	2021	2020	Change
Income Statement			
Revenue	620	747	-127
Time charter equivalent (TCE)	379	520	-141
Gross profit	188	341	-153
EBITDA	137	272	-135
Operating profit/(loss) (EBIT)	1	139	-138
Financial items	-42	-49	7
Net profit/(loss) for the year	-42	88	-130
Balance Sheet			
Non-current assets	1,968	1,755	213
Total assets	2,331	1,999	332
Equity	1,052	1,017	35
Total liabilities	1,279	981	298
Key figures			
Invested capital in USDm	2,011	1,720	291
Net Asset Value per share (NAV) (USD)	12.5	10.8	1.7
Return on Invested Capital (RoIC)	0.0%	7.8%	-7.8%points
Adjusted RoIC	0.2%	9.3%	-9.1%points
Return on Equity (RoE)	-4.1%	8.7%	-12.8%points
Basic earnings per share (EPS)	-0.54	1.19	-1.73

TORM ANNUAL REPORT 2021

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TORM ANNUAL REPORT 2021 REVIEW AND RISK 57 LIQUIDITY AND CASH FLOW Total cash and cash equivalents, including restricted cash, amounted to USD 172m at the end of 2021, resulting in a net increase in cash and cash equivalents, including restricted cash, for the year of USD 36m compared to 2020. Undrawn and committed credit facilities amounted to USD 38m (2020: USD 132m; 2019: USD 173m). The undrawn and committed credit facilities consisted of a USD 38m leasing facility with BoComm Leasing. During 2021, TORM entered into a number of loan and leasing agreements. In conjunction with the purchase of eight vessels from Team Tankers, TORM agreed with the bank syndicate to amend the existing agreement to include five of the eight vessels financed by a USD 64m revolving credit facility partly funded by equity/capital increase. The remaining three vessels were financed by HCOB through a USD 28m term facility. Further, TORM agreed with Danish Ship Finance to amend the existing facility to include additionally two acquired LR2 vessels in the term facility agreement. TORM took delivery of the two LR2 new buildings TORM Helene and TORM Houston end of 2021 and early 2022. The two vessels were financed through an operational lease with BoComm for a total amount of USD 76m. BoComm also financed three other LR2 vessels. TORM Kiara was acquired and financed for an amount of USD 32m and TORM Herdis and TORM Hellerup was sold and leased back for a total amount of USD 71m. At the end of 2021, TORM sold and leased back nine MR vessels for a total amount of USD 151m. The agreement was made with CDBL leasing. TORM does not have any material debt maturities until 2026, which supports TORM’s financial flexibility. As of 31 December 2021, TORM had CAPEX commitments of USD 38.2m related to the outstanding LR2 new building. In 2021, net cash inflow from operating activities decreased from USD 236m in 2020 to USD 48m due to the lower freight rates combined with an increase in working capital (bunkers, receivables, and payables). Net cash outflow from investing activities amounted to USD 291m in 2021 compared to USD 120m in 2020. The cash outflow was used for tangible fixed assets, primarily related to the new buildings and secondhand vessels acquired. Net cash inflow from financing activities amounted to USD 298m in 2021 compared to a cash outflow of USD 83m in 2020. Repayment on borrowings amounted to USD 254m in connection with scheduled repayments and vessel sales during the year. Additional borrowings generated a cash inflow of USD 549m. 48m Cash flow from operating activities -291m Cash flow from investing activities 298m Cash flow from financing activities FINANCIAL REVIEW 2021

FINANCIAL REVIEW 2021

TANKER FLEET

Revenue in the tanker fleet decreased by 17% to USD 620m in 2021, down from USD 747m in 2020, and TCE earnings decreased by 27% to USD 379m from USD 520m in 2020. The decrease in TCE earnings was primarily due to a weaker product tanker freight market in 2021 compared to 2020.

Global oil demand continued to improve towards the pre-pandemic levels, however continued stock draws, driven by OPEC+ oil production quota regime and supply disruptions in the US, limited the oil product trade and kept the product tanker freight rates depressed. On the supply side, increased vessel scrapping kept product tanker fleet growth in check.

For the LR2s, the average TCE rates decreased by 42% from 2020 to 2021. The decreasing freight rates are partly offset by an increase of 5% in available earning days resulting in total TCE earnings in 2021 of USD 61m, a decrease of USD 39m from 2020.

The average TCE rates for the LR1s were 37% lower than in 2020. The decreasing freight rates combined with a decrease of 1% in available earning days resulted in total TCE earnings of USD 46m, a decrease in earnings of USD 29m from 2020.

In 2021, the available earning days of MR vessels increased by 1,174 days, equaling an increase of 6% compared to 2020. The TCE rates decreased by 26%, resulting in total TCE earnings of USD 264m, a decrease of USD 72m.

For the Handysize vessels, the TCE rates decreased by 28% in 2021 compared to 2020. With an increase in available earning days of 9% in 2021 the total TCE earnings for the Handysize vessels ended at USD 7m, a decrease of USD 2m.

As of 20 March 2022, TORM had covered 34.3% of the earning days in 2022 at USD/day 17,497.

CHANGE IN TIME CHARTER EQUIVALENT EARNINGS IN THE TANKER FLEET

USDm	Handysize	MR	LR1	LR2	Total
Time charter equivalent earnings 2020	8.9	335.6	74.9	100.1	519.5
Change in number of earning days	0.8	21.3	-0.5	4.9	26.5
Change in freight rates	-2.7	-92.7	-27.2	-44.6	-167.2
Other	0.0	-0.3	-0.9	1.0	-0.2
Time charter equivalent earnings 2021	7.0	263.9	46.3	61.4	378.6

TORM ANNUAL REPORT 2021

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FINANCIAL REVIEW 2021

EARNINGS DATA

USDm	2020 Full year	2021 Q1	2021 Q2	2021 Q3	2021 Q4	2021 Full year	% change full year
LR2 vessels							
Available earning days	3,795	847	788	1,143	1,201	3,979	5%
Spot rates [1]	29,030	10,221	11,716	13,217	16,658	14,037	-52%
TCE per earning day [2]	26,637	16,455	14,303	15,315	15,529	15,422	-42%
LR1 vessels							
Available earning days	3,228	805	813	760	828	3,206	-1%
Spot rates [1]	22,424	13,710	12,954	11,694	15,196	13,702	-39%
TCE per earning day [2]	22,839	14,750	14,914	11,211	16,347	14,365	-37%
MR vessels							
Available earning days	18,529	4,378	4,750	5,227	5,348	19,703	6%
Spot rates [1]	18,229	11,838	14,009	12,578	13,194	12,918	-29%
TCE per earning day [2]	18,098	12,935	14,566	12,785	13,329	13,395	-26%
Handysize vessels							
Available earning days	664	176	182	184	184	726	9%
Spot rates [1]	13,116	7,382	14,916	6,283	10,444	9,665	-26%
TCE per earning day [2]	13,416	7,362	15,062	6,304	10,060	9,709	-28%
Total							
Available earning days	26,216	6,206	6,533	7,314	7,561	27,614	5%
Spot rates [1]	19,619	11,889	13,760	12,350	13,805	13,019	-34%
TCE per earning day [2]	19,800	13,493	14,591	12,854	13,929	13,703	-31%

[1] Spot rate = Time Charter Equivalent Earnings for all charters with less than six months' duration = Gross freight income less bunker, commissions and port expenses.

[2] TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.

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FINANCIAL REVIEW 2021

OPERATION OF VESSELS

The development in operating expenses is summarized in the table below. The table also summarizes the operating data for TORM's fleet of owned and bareboat-chartered vessels.

Operating expenses (OPEX) for the fleet increased by USD 13m to USD 191m in 2021 compared to USD 178m in 2020, mainly due to an increasing number of operating days. On a per-day-basis, OPEX increased compared to 2020.

The total fleet of owned vessels had 1,103 off-hire and dry-docking days, corresponding to 4% of the operating days in 2021. This compares to 1,332 off-hire days in 2020 or 5% of the number of operating days.

CHANGE IN OPERATING EXPENSES

USDm	Handysize	MR	LR1	LR2	Total
Operating expenses 2020	4.6	124.2	20.9	28.7	178.4
Change in operating days	-0.1	4.7	-0.0	0.8	5.4
Change in operating expenses per day	0.1	5.7	1.0	-0.1	6.7
Operating expenses 2021	4.6	134.6	21.9	29.4	190.5

OPERATING DATA

USD/day	Handysize	MR	LR1	LR2	Total
Operating expenses per operating day in 2020	6,163	6,287	6,355	7,013	6,398
Operating expenses per operating day in 2021	6,300	6,566	6,660	6,992	6,633
Change in the operating expenses per operating day in %	2%	4%	5%	0%	4%
Operating days in 2021 [1)]	730	20,495	3,285	4,207	28,717
Offhire	-4	-334	-19	-67	-424
Dry-docking	-	-458	-60	-161	-679
Available earning days 2021	726	19,703	3,206	3,979	27,614

[1)] Including bareboat charters.

ADMINISTRATIVE EXPENSES AND OTHER OPERATING EXPENSES

Total administrative expenses and other operating expenses amounted to USD 52m in 2021 compared to USD 70m in 2020. The decrease was mainly due to a one-off provision covering an exposure related to cargo claims of USD 18m in 2020.

FINANCIAL INCOME AND EXPENSES

Net financial expenses in 2021 were USD 42m compared to USD 49m in 2020. The decrease was primarily driven by lower interest compared to 2020 and the larger senior facilities refinancing combined with costs related to said refinancing.

TAX

Tax for the year amounted to an expense of USD 0.4m of income tax and 0.9m of tonnage tax compared to an expense of USD 0.5m of income tax and 0.9m of tonnage tax in 2020.

The Group has elected to participate in the Danish tonnage tax scheme. The participation is binding until 31 December 2024. The Group expects to participate in the tonnage tax scheme after the binding period and, as a minimum, to maintain an investing and activity level equivalent to that at the time of entering the tonnage tax scheme.

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REVIEW AND RISK 60

TORM ANNUAL REPORT 2021 REVIEW AND RISK 61 ASSESSMENT OF IMPAIRMENT OF ASSETS Management has followed the usual practice of performing a review of impairment indicators every quarter and presenting the outcome to the Audit Committee. The Audit Committee evaluates the impairment indicator assessment and prepares a recommendation to the Board of Directors. The recoverable amount of the assets is calculated by assessing the fair value less costs to sell and the value in use of the tanker fleet. When assessing the fair value less costs to sell, Management includes a review of market values calculated as the average of two internationally recognized shipbrokers’ valuations. The shipbrokers’ primary input is deadweight tonnage, yard, and age of the vessel. The assessment of the value in use is based on the net present value of the expected future cash flows. The key assumptions are related to future developments in freight rates, operating expenses and to the weighted average cost of capital (WACC) applied as discounting factor in the calculations. As of 31 December 2021, Management tested the carrying amount of its fleet for impairment within three CGUs, being the Main Fleet (LR2/LR1 and MR vessels) and the two Handysize vessels. In 2021, the recoverable amount of the Main Fleet and the Handysize vessels was based on its value in use. Based on this review, Management concluded that: • Assets within the Main Fleet were not impaired as the value in use exceeds the carrying amount. • Assets within the Handy vessels were not impaired as the value in use was in line with the carrying amount. The assessment of the value in use of the Main Fleet and the Handysize vessels was based on the present value of the expected future cash flows. The freight rate estimates in the period 2022-2024 are based on the Company’s business plans. Beyond 2024, the freight rates are based on the Company’s 10- year historical average rates adjusted for the anticipated beneficial impact of scrubber installations. The impairment testing is sensitive to changes in the key assumptions applied. Note 8 provides additional details of the impairment assessment as well as sensitivity analysis in respect of freight and discount rates. TORM will continue to monitor developments on a quarterly basis for indications of impairment. PRIMARY FACTORS AFFECTING RESULTS OF OPERATIONS TORM generates revenue by charging customers for the transportation of refined oil products and crude oil, using TORM’s tankers. TORM’s focus is on maintaining a high-quality fleet, and TORM actively manages the deployment of the fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters. TORM believes that the important measures for analyzing trends in the results of its operations of tankers consist of the following: Time charter equivalent (TCE) earnings per available earning day TCE earnings per available earning day is defined as revenue less voyage expenses divided by the number of available earning days. Voyage expenses primarily consist of port and bunker expenses which are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions, freight, and bunker derivatives. TORM believes that presenting revenue net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. Under time charter contracts, the charterer pays the voyage expenses, while under voyage charter contracts the shipowner pays these expenses. A charterer has the choice of entering a time charter (which may be a one-trip time charter) or a voyage charter. TORM is neutral as to the charterer’s choice because TORM primarily bases its financial decisions on expected TCE rates rather than expected revenue. The analysis of revenue is therefore primarily based on developments in TCE earnings. FINANCIAL REVIEW 2021

TORM ANNUAL REPORT 2021 REVIEW AND RISK 62 Spot charter rates A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight rate per ton of cargo or a specified total amount. Under spot market voyage charters, TORM pays voyage expenses such as port, canal, and bunker costs. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargos for shipment and the number of vessels available at any given time to transport these cargos. Vessels operating in the spot market generate revenue which is less predictable but may enable TORM to capture increased profit margins during periods of improvements in tanker freight rates. Time charter rates A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily or monthly rate. Under time charters, the charterer pays voyage expenses such as port, canal, and bunker costs. Vessels operating on time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Available earning days Available earning days are the total number of days in a period when a vessel is ready and available to perform a voyage, meaning that the vessel is not off-hire or in dry-dock. For the owned vessels, this is calculated by taking operating days and subtracting off-hire days and days in dry-dock. For the chartered-in vessels, no such calculation is required, because charter hire is only paid on earning days and not for off-hire days or days in dry-dock. Operating days Operating days are the total number of available days in a period with respect to the owned vessels, before deducting unavailable days due to off-hire days and days in dry-dock. Operating days is a measurement which is only applicable to the owned vessels, not to the time chartered-in vessels. Operating expenses per operating day Operating expenses per operating day are defined as crew wages and related costs, the costs of spares and consumable stores, expenses relating to repairs and maintenance (excluding capitalized dry-docking), the cost of insurance and other expenses on a per-operating-day basis. Operating expenses are only paid for owned vessels. TORM does not pay such costs for the time chartered-in vessels, as they are paid by the vessel owner and instead factored into the charter hire cost. ACQUISITIONS AND CAPITAL EXPENDITURE As of 31 December 2021, TORM had one LR2 newbuilding under construction which was delivered 5 January 2022. The value of the prepayments included in the total asset value amounts to USD 12m compared to USD 12m in 2020. RETURNS TO SHAREHOLDERS The Board of Directors has decided to recommend that no dividends be paid for 2021. FINANCIAL REVIEW 2021

TORM ANNUAL REPORT 2021 REVIEW AND RISK 63 GOING CONCERN As of 31 December 2021, TORM’s available liquidity including undrawn and committed facilities was USD 210m, including a total cash position of USD 172m (including restricted cash of USD 27m). TORM’s net interest-bearing debt was USD 972m, and the net debt loan-to-value ratio was 52.3%. Further information on TORM’s objectives and policies for managing its capital, its financial risk management objectives and its exposure to credit and liquidity risk can be found in Note 21 to the financial statements. The principal risks and uncertainties facing TORM are set out on pages 65-69 and details on the liquidity and capital resources are described in Note 2. TORM monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and loan commitments, and to monitor compliance with the financial covenants in our loan facilities, details of which are available in Note 2 to the financial statements. A key element for TORM’s financial performance in the going concern period relates to the development of the COVID-19 pandemic and related effect on the oil demand and supply balance. TORM’s base case assumes the oil markets to reach a pre-covid level during the second half of 2022 with freight rates and vessel values materializing above 2021 levels. In the base case, TORM has sufficient liquidity and headroom above all the covenant limits. TORM also pays special attention to the significantly increased geopolitical risk following Russia’s invasion of Ukraine in February 2022 and the associated effects on the product tanker market. market. The immediate impact is that the uncertainty and potential for re-routing of trade flows has sent the tanker freight rates in the European markets upwards. The financial impact going forward is uncertain, but TORM currently expects that the possible effects are covered within the below sensitivity calculations. TORM performs sensitivity calculations to reflect downside scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required. The downside scenarios cover the principal risks and uncertainties facing TORM as set out on pages 65-69 and include different distressed outlooks for the product tanker market. In a low case scenario, Management has assumed freight rates which on average are approximately 25% below those in the base case and a related decline in vessel values. In the low case scenario, there remains sufficient headroom on liquidity and covenants. In a stress case scenario, Management has further stressed the freight rates to the lowest rolling four quarter average since 2000. In the stress case scenario, certain actions will be required to maintain covenant compliance. Such actions are assessed to be achievable also in a stress case scenario and could include elements such as sale of older vessels. The Board of Directors has considered TORM’s cash flow forecasts and the expected compliance with TORM’s financial covenants for the period until 31 March 2023. TORM’s cash flow forecast and expected covenant compliance are based on the business plan approved by the Board of Directors. Based on this review, the Board of Directors has a reasonable expectation that taking reasonably possible changes in trading performance and vessel valuations into account, TORM will be able to continue the operational existence and comply with its financial covenants for the period until 31 March 2023. Accordingly, TORM continues to adopt the going concern basis in preparing its financial statements. LONG-TERM VIABILITY STATEMENT In accordance with provision 31 of the UK Corporate Governance Code, the Board of Directors confirms that they have a reasonable expectation that TORM will continue in operation and meet its liabilities as they fall due for the three- year period ending 31 December 2024. This period has been selected for the following reasons: • A period of three years is generally in line with the forecast horizon for external equity analysts covering the shipping sector • TORM will have paid its commitments relating to its remaining newbuilding and will as of 31 December 2024 not have any currently known off-balance sheet liabilities • The current key uncertainty in the product tanker market relating to the rebound of the global oil market is expected to be determined by the development of the COVID-19 pandemic and is expected to be resolved within the three-year horizon FINANCIAL REVIEW 2021

TORM ANNUAL REPORT 2021 REVIEW AND RISK 64 • Within the three-year horizon, there is reasonable certainty related to the impact from climate changes and additional regulatory requirement related thereto The assessment of the Board of Directors has been made with reference to TORM’s current financial position and prospects. The assessment of financial performance and cash flows is primarily dependent on the expectations for: • Demand-supply picture in the product tanker sector including the expected vessel values and freight rates achieved by TORM, which in addition also covers the outlook related to COVID-19 and climate change developments • Development of the fleet • Operating and administrative expenses • Capital expenditures covering newbuildings and maintenance of the existing fleet including installation of scrubbers and Ballast Water Treatment Systems • Changes in interest rates The expected financial performance and cash flows are based on the same underlying assumptions as used in TORM’s general financial planning. These assumptions are consistent with those used in TORM’s impairment test, further details of which are provided in Note 8 to the financial statements. Vessel values used in forecasting compliance with financial covenants are based on the latest market valuations from two independent, recognized shipbrokers. The expected outlook has then been subject to a stress test and sensitivity analysis over the three-year period, using a conservative outlook for the product tanker sector with sensitivities including freight rates and vessel values. Management has assumed that low case and stress case freight rate assumptions as per the going concern assessment continue throughout the viability period and has further sensitized the vessel values downward over the period to reflect a continued downturn. In the base and low case scenario, sufficient liquidity and headroom on all covenants are maintained. In the stress case scenario, Management’s actions will be required to maintain compliance with covenants, and should the product tanker market (in terms of either freight rates or vessel values) materialize significantly below TORM’s expectations for a prolonged period, there is a risk of a covenant breach after the going concern period, which would require mitigating actions, including cost savings, sale of vessels or increased leverage which are considered within Management’s control and achievable. Management would also consider obtaining appropriate waivers and although they would be confident of obtaining them these are not within Management’s control. In addition, TORM has considered the significantly increased geopolitical risk following Russia’s invasion of Ukraine in February 2022 and the associated effects on the product tanker market. The immediate impact is that the uncertainty and potential for re-routing of trade flows has sent the tanker freight rates in the European markets upwards. The financial impact going forward is uncertain, but TORM currently expects that the possible effects are covered by the performed stress test and sensitivity analysis over the three-year period. The Board of Directors monitors if TORM is moving towards a covenant breach in order to incorporate any mitigating actions in due course on an ongoing basis. Based on the sensitivity analysis, the Board of Directors does not currently expect that TORM will breach its financial covenants or experience a liquidity shortfall over the three-year forecast period. The Board of Directors has also considered the long-term prospects of TORM beyond the three-year forecast viability horizon. In doing so, the Board of Directors has taken the long- term risks and opportunities for TORM discussed elsewhere in the strategic report and the potential impact of economic volatility, climate change agenda, new regulations, technological disruption and general changes in the utilization of energy sources into consideration. Based on this assessment and taking the current capital structure and TORM’s operational platform into account, the Board of Directors believes that TORM is well positioned both to respond to these risks and to take advantage of any positive market developments for a period beyond the three-year forecast horizon. On behalf of TORM plc Kim Balle Chief Financial Officer TORM A/S 23 March 2022 FINANCIAL REVIEW 2021

TORM ANNUAL REPORT 2021 REVIEW AND RISK 65 Risk types Risk assessment is made of the potential financial, reputational and compliance impact of individual risks. Risks are assessed as to whether they are of a Short-term, Recurring or Long-term (Emerging Risks) nature. Risk appetite The Senior Management Team and the Risk Committee decide on TORM’s risk appetite for principal risk exposures. RISK MANAGEMENT FRAMEWORK We acknowledge that TORM faces a range of risks in doing business and that our success depends on identifying, balancing, and deciding on how best to manage and mitigate these risks. TORM believes that a strong risk management framework is vital to protect TORM. On an annual basis, we conduct an Enterprise Risk Management process, during which the critical risks that are facing TORM are identified, assessed, and discussed by TORM’s Senior Management Team and subsequently approved by the Risk Committee. TORM’s risk assessment process The objective is for TORM and its shareholders to be adequately rewarded for accepting risk, and that the governance structure tailored to oversee the risk management is in place, so risks are mitigated to the extent desired. TORM’S CURRENT RISK PROFILE The Board of Directors and the Senior Management Team have carried out a robust assessment, under the Corporate Governance Code, of the principal and emerging risks facing the TORM, including those that would threaten its business model, future performance, solvency or liquidity and reputation. All risks are repeated from last year, albeit with slight adjustments. A detailed description of each of the top risks is available on pages 68-69. The focus below is the development in the risks. In 2021, TORM experienced continued volatility in the product tanker market caused by the COVID-19 pandemic. TORM’s market risk exposure remains high, and we are exposed to potentially adverse market conditions, including the impact on freight rates and vessel values. Because TORM’s fleet has increased to approximately 84 vessels, exposure to adverse development in freight rates increased slightly. Market risks associated with unexpected changes in vessel values have a significant impact on the value of TORM. During 2021, TORM expanded its fleet and therefore the gross risk related to unexpected declines in values also increased. However, TORM removed part of the vessel value risk through operating sale and leaseback financing structures. Consequently, the risk is deemed to be at the same level as last year. The Oil Companies International Marine Forum (OCIMF) is overhauling its Ship Inspection Report Program (SIRE) by introducing a more comprehensive inspection process from Q4 2022. The new program, SIRE 2.0, will facilitate a risk-based approach to RISK MANAGEMENT In order for TORM to remain a sustainable business, we must anticipate and adapt to our ever-changing environment and be ready to seize the opportunities this brings. We face a diverse set of risks and managing these systematically is key in order for us to create and protect value over the short, medium and long term.

TORM ANNUAL REPORT 2021 REVIEW AND RISK 66 assessing the safety and quality of a vessel and its crew on an ongoing basis, but will require a “change in mindset” from the industry, OCIMF has warned. This may negatively impact observation levels. TORM allocates resources to implement the new standards and is well prepared for the more comprehensive requirements. Oil major approval risk is at a low level due to continued focus and efficient controls and is expected to be reduced once fully implemented. IT and cyber security is the risk relating to system unavailability and data loss due to cyber-attack. Increasing interconnectivity and “commercialization” of cyber-crime are driving a higher frequency and severity of incidents. In addition to loss of customer data and the impact of business interruption, loss of reputation can be a cause for financial loss for businesses after an incident. The cyber risk continues to be acknowledged by TORM as a business risk and not only an IT risk. Mitigating activities include business continuity plans and assessment of critical systems. TORM considers the impact to be limited due to its business model and current mitigating activities. TORM’s financial gearing, liquidity buffer, and break-even level have been maintained at an acceptable level. However, because of TORM’s larger fleet, the liquidity exposure and thus the risk has increased slightly. Likelihood of sustained low freight rates is considered to be a lower due to more positive market fundamentals with low oil inventories and demand expected to return. Read more about mandates and sensitivity analysis of the various risks on page 148-151 EMERGING RISKS – CLIMATE As part of the Enterprise Risk Management process, long-term (emerging) risks are reported to the Risk Committee, facilitating a discussion and evaluation of mitigating activities to reduce the uncertainty. Like other ship operators TORM is subject to the impact of climate change on its business model. it is difficult to predict the longer-term future given the wide range of potential outcomes associated with the many variables and varying emissions pathways. At the more extreme scenarios, the consequences are potentially severe, with society likely to face transformational change. RISK MANAGEMENT TOP RISK HEAT MAP TORM TOP RISKS WITHIN THE COMING 12 MONTHS – POST-MITIGATION ACTIVITIES: Consequences Worst case Major Moderate Minor Min. effect Rare Unlikely Possible Likely Frequent Likelihood 2020 2021 Unchanged C B E G F J I H D A H D A I A Tanker freight rates B Bunker price C Asset management risk D Oil major approval E Severe vessel accident F Maritime safety threats G Legal compliance H IT and cyber security I Liquidity risk J Terms and sources of funding

TORM ANNUAL REPORT 2021 REVIEW AND RISK 67 This makes climate change and the risk faced by TORM broad in nature. Climate change is likely to have far-reaching consequences for TORM in the long term and to impact several areas of core business activities. TORMs emerging risks are in essence viewed as directly related to climate change. TORM considers the main long-term risks to be: Peak oil demand Industry-changing risks such as the substitution of oil for other energy sources and technological changes have the possibility to alter the landscape of the markets that TORM serves and as such radically change transportation patterns. In the long term, this will most likely have a negative impact on the tanker markets. When oil demand will peak is highly uncertain. According to several prominent oil market observers, such as the International Energy Agency and WoodMackenzie, there is little reason to believe that once it does peak, oil demand will fall sharply. TORM believes that the demand for oil and oil- related products will phase out over a longer period, which leaves TORM with time to adjust its business. To monitor the risk, TORM reports to the Risk Committee on the development of “disruption indicators”, which functions as a warning sign as to whether the strategy needs to be reconsidered. Indicators are adjusted when appropriate. During 2021, disruption indicators became a reoccurring agenda point at all Risk Committee meetings. Technology of vessels Requirements from society and regulation to operate vessels using cleaner technologies pose a transition risk to TORM and other vessel owners as existing vessels may become obsolete earlier than initially expected or even render vessels redundant. Older vessels are considered particularly vulnerable. Due to magnitude of the risk, TORM has, through Board Master Classes, sought to acquire more clarity on the obstacles and timing of the fuel propulsion transition. TORMs perception is that there seems to a number of obstacles that needs to be overcome in order for the fuel transition to occur, these are: 1. The maritime industry is complex, global, and decentralized 2. Current cost gap between conventional fossil fuels and alternative fuels are high, leaving few financial incentives to make the switch 3. And even if, ship-owners wanted to switch, the supply- chains of alternative fuels are not yet ready for global distribution to accelerate the transition. TORM believes the right path in the short to medium term is to focus on improving fuel efficiency using existing technologies. Through collaborations and partnerships, TORM will continue to participate in the long-term development to decarbonize the shipping industry. Insufficient access to financing The challenges of new regulation, such as the IMO 2020 sulfur regulation, IMO’s commitment to a 50% reduction of CO2 emissions and other initiatives, such as the EU Taxonomy, may result in a reduced ability for vessel owners to obtain equity or debt financing. It may also affect pricing, due to a potential reallocation of funds within the banks and investors available to shipping. Equity investors, subject to environmental regimes such as SFDR, are selective and are increasingly seeking green investments and banks have adopted the “Poseidon Principles” to ensure that lenders disclose and confront climate change. Not only will this impact TORM’s ability to fund investments, but it will also impact smaller shipowners, who have historically bought of TORM’s older vessels. Navigating these new complex issues may turn out to be an opportunity for TORM. By setting ambitious emission targets, TORM seeks to position itself with an attractive profile for banks and investors. As TORM’s emerging risks develop and become more tangible to the industry, they may impact several of the top risks outlined in the top risk heat map. In particular, reduction or acceleration of peak oil demand could impact the risk related to freight rates. The technology of vessels could impact the risk related to asset management as vessel values may decline, and the trend towards TORM’s stakeholder becoming increasingly affected by climate change may increase the risk of insufficient access to financing. RISK MANAGEMENT

RISK MANAGEMENT

Description of top risks

	Industry or market-related risks			Operational risks		
	A Tanker freight rate	B Bunker price	C Asset Management	D Oil major approval	E Severe vessel accident	F Maritime safety threats
Risk	Sustained low tanker freight rates or inability to predict and respond timely and accurately to freight rate developments	Unexpected bunker price increases that are not covered by corresponding freight rate increases	Unexpected value depreciation of vessels, the most exposed vessels are older vessels due to new legislation driven by the climate change agenda	A sudden and unexpected breach in quality requirements of a single vessel or continuous decrease in quality across the fleet	A severe vessel accident such as an environmental disaster or material damage or personal injury.	A maritime venture has inherent hazards. Events such as piracy and terrorism are considered main security risks
Potential impact	TORM's profitability will be negatively impacted in case of a distressed product tanker market.	Vulnerability to a sustained increase in the bunker price and pass-through to charterers may not have an immediate effect, meaning that TORM may bear the full effect of price increases.	Decline with TORMs net asset value, which can lead to a requirement from banks to provide additional security. TORM is also exposed to cyclical asset prices and contracted at too high prices.	The risk of a partial ban of the TORM tanker fleet by one or more oil majors.	TORM's involvement in an environmental disaster will damage the Company's reputation and impair the tradability with oil majors.	Events such as piracy and terrorism could result in kidnapping of or injury to seafarers or vessel damage.
Mitigating activities	TORM's spot-oriented strategy limits possible mitigation. Time charter-outs and FFA coverage are considered when terms and pricing are deemed attractive.	In general, TORM does not hedge future bunker expenses. In case freight income is fixed, TORM hedges future bunker exposures	With a conservative capital structure, focus on loan-to-value and close view of the market TORM maintains flexibility and an ability to act on the asset market	TORM's integrated platform with in-house safety, technical and operational staff secures continued focus on quality and high vetting standards	Disaster recovery plans for emergency situations are in place. Ongoing safety resilience program to enhance safety culture, including officers being trained as "safety ambassadors".	TORM's Trading Restrictions Committee has oversight of security threats and decides how best to avoid and mitigate the risk. TORM follows all industry best practices and has procedures in case of an incident.

TORM ANNUAL REPORT 2021 REVIEW AND RISK 68

TORM ANNUAL REPORT 2021 REVIEW AND RISK 69 RISK MANAGEMENT Description of top risks Compliance risks Financial risks Legal compliance IT and cyber security Liquidity risk Terms and sources of funding Risk Legal or policy non-compliance or ethical misconduct. The risk consists of competition law, corruption, fraud and sanctions. System unavailability and data loss due to cyber-attack due to increasing interconnectivity and severe external threat of cyber-crime are driving higher frequency and severity of incidents Liquidity risk is driven by financial gearing, liquidity reserve, distribution policy, maintenance requirements, fleet employment strategy and required vessel investments. Inability to obtain equity or debt financing on attractive terms due to a narrower range of banks and investors being willing to support the shipping industry with the usual funding structures. Potential impact TORM’s inability to comply with rules and regulations could lead to penalties, reputational damage or the inability to operate in key markets. Business interruption and disruption to trading resulting in loss of business or theft of money. Sustained low freight rates or another unforeseen adverse development could jeopardize the liquidity, lead to covenant breaches and hence inflict costs and lack of operational maneuverability. Inability to grow the business or maintain the current average fleet age. TORM’s long-term profitability will be negatively impacted. Mitigating activities Compliance and awareness training is mandatory for all employees. In connection with sanctions, a know-your- customer screening system is implemented. Business continuity plans implemented covering the entire group. Plan includes assessment and contingency of critical systems in case of business interruption. Continuous focus on capacity to detect and react on cyber-attacks. Conservative financial leverage guided by short-and long-term cash flow forecasting with stress-testing of critical assumptions. Constantly maintaining a tangible catalogue of available liquidity enhancing initiatives TORM has a conservative capital structure profile and has access to multiple funding sources. TORM has no larger debt repayments until 2026

TORM ANNUAL REPORT 2021 REVIEW AND RISK 70 TORM ANNUAL REPORT 2021 GOVERNANCE 70 GOVERNANCE GOVERNANCE INTRODUCTION Chairman’s Introduction 71 GOVERNANCE STRUCTURE TORM’s Governance Structure 73 Board of Directors 75 Board and Committee Meeting Attendance 76 Board Activities 77 COMMITTEE REPORTS Audit Committee Report 79 Risk Committee Report 85 Nomination Committee Report 87 Remuneration Committee Report 89 OTHER Investor Information 100 Engagement and Decision Making 104 Directors’ Report 107 Statement of Directors’ Responsibilities 110 Safe Habor Statement 111 GOVERNANCE

TORM ANNUAL REPORT 2021 GOVERNANCE INTRODUCTION 71 CHAIRMAN’S STATEMENT Throughout 2021 as in 2020, the challenges of COVID-19 have once again proven the reliability of the One TORM platform. I am pleased that TORM as an organization has been able to adjust operationally, socially, and managerially to the demands of the pandemic. In these circumstances, the quality of leadership, the strength of board membership, and the value of our relationships with employees, customers, suppliers, and local communities demonstrate their importance. As Chairman, I am pleased to confirm that also in 2021 TORM responded strongly to all challenges through the One TORM platform and the deliverance of strong corporate governance. In the following paragraphs, I have tried to provide some deeper insight into our performance. Board leadership The Board continues to focus on promoting the long-term sustainable success of TORM, having regard to wider stakeholder interests. This includes contributing to the wider needs of society. In 2021, there were no changes to the Board of Directors, however, TORM said goodbye to Torben Janholt, a Board observer and former Director. The membership of the Board is drawn from a diverse mix of nationalities, gender, and backgrounds which bring the relevant skills and knowledge to provide a positive contribution to the Board. TORM’s performance as outlined in this Annual Report, demonstrates the success of this focus by the Board and our Chief Executive Officer, Jacob Meldgaard. With the Chief Executive’s leadership and the Senior Management Team fully supported by the Directors, I am confident that TORM’s Board of Directors is well placed to lead the successful growth of TORM going forward. Shareholders The relationship with our shareholders is of fundamental importance. Despite the pandemic, TORM has ensured consistent communication and development through continued quarterly reporting, stock exchange announcements and analyst and industry investor meetings. With the restrictions imposed by the pandemic, TORM has also organized and conducted conference calls and investor presentations through the use of digital platforms. TORM believes that its transparent company structure and corporate governance principles enhance the attractiveness of its shares. Employees TORM uses every opportunity to ensure that all our seafarers have the opportunity to be vaccinated. In various ports in the US and Europe, TORM has successfully conducted vaccination drives for our vessels and has vaccinated more than 1,000 crew members. In 2021, during the pandemic, TORM introduced the “Well at TORM” program aimed at focusing on the wellbeing of our seafarers. Read more about TORM's People on page 41 Customers The relationship with our customers continues to be strong. TORM’s modern and well-maintained fleet with majority of the vessels being scrubber-fitted further provides TORM and its customers with enhanced flexibility as well as reduced fuel costs. Suppliers Throughout 2021 and the continued pandemic, the maintenance of strong, reliable supply chains has been essential. We continue to create jointly valuable relationships with our suppliers by encouraging best practice, and we expect that our suppliers comply with recognized international standards and work to improve human rights, labor conditions, impact on the environment, safety, corruption, and quality. CHAIRMAN’S INTRODUCTION Governance Introduction

TORM ANNUAL REPORT 2021 GOVERNANCE INTRODUCTION 72 Community As a company, we have a history of supporting the communities in which we work and the needs of the people we serve. Read more about TORM's connection to the surrounding communities on pages 45-46 Sustainability Environmental, Social and Governance have become a major focus area for the Board and was discussed widely throughout 2021. I am pleased that as TORM announced in January 2022, TORM became a Missions Ambassador of the Maersk McKinney Møller Center for Zero Carbon Shipping and continues to be an active member of Danish Shipping, with the aim to impact the decision making in IMO on the ongoing discussions on the implementation of CO2 related regulations. Together with TORM’s Management, the Board has been working with masterclass sessions encompassing subjects such as future fuels and next generation LR2 vessels, but also on more near-term potential challenges, such as the access to capital markets. As a company, TORM considers it a priority to deliver measurable and reportable performance in all key areas. Following a thorough review, TORM has set a target to reduce its relative CO2 emissions by 45% by 2030 compared to IMO’s 2008 baseline and be climate neutral from operating our fleet by 2050. To support this ambitious target, TORM’s management will be measured on achieving it. Read more about TORMs ESG journey from page 32 The year ahead In the year ahead, the Board will among other topics again focus on ESG, where TORM will investigate the potential of green business adjacencies that can co-create long-term value and optionality for TORM. The focus will also be on advanced analytics and applied AI competences as well as disruptive indicators, such as oil demand, mobility, biofuels consumption and their effect on peak oil demand. Read more about TORMs focus on adjacent business on page 22 Christopher H. Boehringer Chairman of the Board CHAIRMAN’S INTRODUCTION

TORM ANNUAL REPORT 2021 GOVERNANCE STRUCTURE 73 The Board of Directors Chaired by Christopher H. Boehringer. The Board of Directors holds six prescheduled meetings on an annual basis, but usually holds several ad hoc meetings. The duties of the Board of Directors include establishing policies for strategy, accounting, organization, finance, and the appointment of executive officers. The Board of Directors governs TORM in accordance with the limits prescribed by the Articles of Association or by any special resolution of the shareholders. Chairman Leads the Board of Directors, sets the agenda, and promotes a culture of open debate between Executive and Non- Executive Directors. Meets regularly with the Chief Executive Officer, the other Executive Directors, and other senior management executives to stay informed. Senior Independent Director Ensures that the views of each Non- Executive Director are given due consideration. Available to both Non-Executive Directors and shareholders if they have concerns. Meets with each Non-Executive Director on an annual basis to appraise the performance of the Chairman. Non-Executive Directors Committed to contributing constructively, challenge and help develop proposals on strategy. Executive Directors Responsible for the day-to-day management of TORM, and responsible for TORM’s operational development, results, and internal development. Implements the strategies and overall decisions approved by the Board of Directors. Board Observers Three types. Employee-elected, providing a communication platform between the employees and the Board of Directors. Minority Board Observer appointed by the B Shareholder and Board Member elected. All observers are entitled to attend and speak at Board meetings. Audit Committee Chaired by Göran Trapp Meets a minimum of four times a year. Assists the Board of Directors in fulfilling its responsibilities relating to the oversight of the quality and integrity of the accounting, auditing, financial reporting, and risk management of TORM. Read more about the role and activities of the Audit Committee on pages 79-80 Risk Committee Chaired by Göran Trapp Meets a minimum of three times a year. Responsible for supervisory oversight and monitors responsibilities with respect to internal controls and risk management Read more about the role and activities of the Risk Committee on page 85 Nomination Committee Chaired by Christopher H. Boehringer Meets a minimum of twice a year. Reviews the structure, size, and composition (including skills, knowledge, experience, and diversity) of the Board of Directors and makes recommendations to the Board of Directors regarding any changes. Considers succession planning for Directors, the Chief Executive Officer, and others. Read more about the role and activities of the Nomination Committee on pages 87-88 Remuneration Committee Chaired by Christopher H. Boehringer Meets a minimum of twice a year. Assists the Board of Directors in reviewing Management’s performance and remuneration as well as TORM’s general remuneration policies Read more about the role and activities of the Remuneration Committee on pages 89- 90 Senior Management Team Consists of the following employees of TORM A/S (in addition to the Executive Director, Jacob Meldgaard): Kim Balle (Chief Financial Officer – CFO), Lars Christensen (Senior Vice President and Head of Projects) and Jesper S. Jensen (Senior Vice President and Head of Technical Division). The Senior Management Team holds weekly meetings. Assists the Executive Director in the day-to-day management of the business. TORM’S GOVERNANCE STRUCTURE Governance structure

TORM ANNUAL REPORT 2021 GOVERNANCE STRUCTURE 74 MANAGEMENT STRUCTURE AND DELEGATION OF AUTHORITY TORM’s Board of Directors sets TORM’s strategy and ensures that Management operates the business in accordance with this strategy. Details of the strategy and purpose are set out in the strategic report on pages 16-30. The Board of Directors has delegated the day-to-day management of the business to Executive Director Jacob Meldgaard. This includes TORM’s operational development and responsibility for implementing the strategy and overall decisions approved by the Board of Directors. The Executive Director also serves as Chief Executive Officer of the Group’s largest subsidiary, TORM A/S. Transactions of an unusual nature or of major importance may only be executed by the Executive Director based on a special authorization granted by the Board of Directors. If certain transactions cannot await approval by the Board of Directors due to their urgency, the Executive Director must, taking into consideration TORM’s interests to the extent possible, obtain the approval of the Chairman and ensure that the Board of Directors is subsequently informed. Any transaction must always be subject to the authorizations stated in TORM’s Articles of Association, including any approvals required by the Minority Director. The Executive Director is assisted by the Senior Management Team in the day-to-day management of the business. The Senior Management Team members are individually responsible for further delegation of authority in the organization. TORM maintains an overview of mandates and authorities for different levels in the organization. COMPLIANCE WITH THE UK CORPORATE GOVERNANCE CODE In respect of the year ended 31 December 2021, TORM Plc was subject to the UK Corporate Governance Code (available from www.frc.org.uk). TORM has considered the individual provisions and is compliant with 39 out of 41 provisions. The non-compliance with provisions 18 and 32 is because of business decisions taken after careful consideration by the Board of Directors. No plan is currently in place to attain compliance with the below recommendations. In depth details on the non-compliance can be found on pages 87 and 89. TORM Corporate Governance Statement on www.torm.com/investors/governance Board Leadership and Company Purpose Long-term value and sustainability P. 78 Culture P. 37, 47 Shareholder engagement P. 35, 105 Other stakeholder engagement P. 35, 105 Conflicts of interest P. 28, 88 Division of Responsibilities Role of the Chairman P. 74 Division of responsibilities P. 74 Non-Executive Directors P. 74 Independence P. 53, 88 Composition, succession, and evaluation Appointments and succession planning P. 88-89 Skills, experience, and knowledge P. 76, 88 Length of service P. 76 Evaluation P. 89 Diversity P. 43, 89 Non-compliance P. 88 Audit, risk and internal control Committee P. 80-85 Integrity of financial statements P. 112, 167 Fair, balanced, and understandable P. 83 Internal controls and risk management P. 84 External auditor P. 84 Principal and emerging risks P. 66-70 Remuneration Policies and practices P. 90-100 Independent judgement and discretion P. 93 Non-compliance P. 90 Alignment with purpose, values and long- term strategy P. 91, 93 TORM’S GOVERNANCE STRUCTURE

BOARD OF DIRECTORS

				
Christopher H Boehringer Non-Executive Director and Chairman of TORM's Board of Directors	David Neil Weinstein Senior Independent Director and Deputy Chairman of TORM's Board of Directors	Göran Trapp Non-Executive Director	Annette Malm Justad Non-Executive Director	Jacob B Meldgaard Executive Director and Chief Executive Officer
Nationality: Canadian	Nationality: American	Nationality: Swedish	Nationality: Norwegian	Nationality: Danish
First elected: 2015	Appointed: 2015, continues until removed by the B-shareholder	First elected: 2015	First elected: 2020	First elected: 2015
Employment: Managing Director and Head of Europe, Oaktree Capital Management (International) Limited	Employment: Senior Investment Banking, Governance and Reorganization Specialist	Employment: Board member	Employment: Board member	Employment: Chief Executive Officer of TORM plc since 01 April 2010
Skills and experience: Shipping, strategy, capital investment, M&A. Goldman Sachs, FI Travel Corporation, Warburg Dillon Read/SG Warburg, and LTU GmbH & Co	Skills and experience: Strategy, capital, M&A, risk oversight, extensive public company and corporate governance experience, US listings (i.a. Seadrill Ltd, Stone Energy Corp, and Deep Ocean Group) and as Managing Director of Calyon Securities Inc, BNP Paribas, Bank of Boston and Chase Securities Inc. Global Business	Skills and experience: Shipping, strategy, customers, capital, finance. Morgan Stanley crude oil trader, Head of Oil Products Trading Europe & Asia, Global Head of Oil Trading and Head of Commodities EMEA. Business development and oil trading at Equinor. Founding director of energy advisory boutique Energex	Skills and experience: Shipping, strategy, customers, capital, finance. More than 25 years of executive experience from shipping and industry including CEO of Oslo listed Eitzen Maritime Services ASA from 2006-2010. The last 10 years as independent consultant and non-executive board member	Skills & experience: Shipping, customers, strategy, capital, M&A, US listing. Previously served as Executive Vice President of Dampskibsselskabet NORDEN A/S and held a number of management positions in J. Lauritzen A/S and A. P. Møller-Maersk
External appointments: Utmost Group, Marco Capital Holdings Limited and Oaktree Capital Management (International) Limited	External appointments: N/A	External appointments: Board member of Energex Partners Ltd.	External appointments: Partner at Recore Norway AS. Chair of the Board of Directors of Store Norske Spitsbergen Kulkompani AS, American Shipping Company ASA, Småkraft AS and Norske tog AS. Board member of Awilco LNG ASA, PowerCell Sweden AB and RECSilicon ASA	External appointments: Chairman of the Board of Danish Shipping and Grant Compass A/S and Board member of Danish Ship Finance, SYFOGLOMAD Ltd, and the TORM Foundation
Committees: Risk, Nomination (C), Remuneration (C)	Committees: Audit, Risk, Nomination, Remuneration	Committees: Audit (C), Risk (C)	Committees: Audit, Risk, Nomination, Remuneration	Committees: None

Audit: Risk: Nomination: Remuneration: Chairman: (C)

TORM ANNUAL REPORT 2021 GOVERNANCE STRUCTURE 75

TORM ANNUAL REPORT 2021 GOVERNANCE STRUCTURE 76 BOARD AND COMMITTEE MEETING ATTENDANCE Board Audit Committee Risk Committee Nomination Committee Remuneration Committee Meetings held in 2021 1) 10 5 3 2 7 Chairman of the Board Christopher Boehringer 10 2 7 Senior Independent Non-Executive Director David N. Weinstein 10 5 3 2 7 Executive Director Jacob Meldgaard 10 Non-Executive Independent Directors Annette Malm Justad 10 5 3 2 7 Göran Trapp 10 5 3 Board Observers Christian Gorrissen 10 Jeffrey S. Stein 10 Rasmus J. Skaun Hoffmann 10 1) Please note that all Board and Committee meetings in 2021 were held virtually due to the COVID-19 pandemic Board of Directors: Audit: Risk: Nomination: Remuneration: Chairman: C C C C C C `

TORM ANNUAL REPORT 2021 GOVERNANCE STRUCTURE 77 The Board of Directors’ activities are focused around TORM’s strategic ambitions and a transparent governance framework. The topics below set out the key areas of focus for the Board during 2021. TORM’s governance structure is described on pages 73-74 Learn more about the activities of the Committees on page 79-99 LEADING PRODUCT TANKER OWNER In continuation of the past years’ fleet renewal and fleet growth, TORM’s Management and Board of Directors have been involved in a number of vessel acquisitions. The purpose is to maintain the position as a leading product tanker owner with a modern fleet capable of utilizing the commercial opportunities in the market. Acquisition of eight MR vessels During 2021, TORM acquired eight MR vessels of which six of them were with extended tank segregation (IMO 2) making them capable of chemical trading. Although product tanker activity is the main purpose of these vessels, it may become convenient that the vessels have more capabilities going forward. The transaction was closed on a partly cash and partly share basis. Acquisition of three LR2 vessels Three 2015-built scrubber-fitted LR2 vessels were acquired in June 2021 to support TORM’s ambition to increase long haul optimized vessels. Refinery closures in many regions is likely to increase the need for these larger vessels making them a good fit for TORM’s future strong commercial performance. Financing The main part of the funding for these additional vessels acquisitions was made as bank financing, however, during 2021, TORM engaged in a number of sale and operating leaseback arrangements both as part of strengthening the liquidity position to prepare for fleet growth opportunities, but also as part of de-risking the balance sheet for the longer term. TORM has a strong focus on the long-term risk of asset values, so operational leasing of assets is a means to reduce this risk with an acceptable increase in financial expenses. Changes in oil markets due to COVID-19 lockdowns As a consequence of the product stock building we saw in 2020, the Board of Directors has had an increased focus on the market development. The downward pressure on freight rates increased the need for companies to be robust. The Board of Directors has been updated on the capital structure and liquidity position of TORM and as a precautionary measure, it has at any given time a catalogue of liquidity enhancing initiatives, should that ever be required. During 2021, TORM supplemented the physical trading in the tanker market with trading FFAs (Forward Freight Agreements) in the paper markets. The Board of Directors has been in close dialogue with TORM on the benefits and risks related to these transactions. GREEN FUTURE WITH A ZERO EMISSION AMBITION Throughout the year, ESG has been high on the agenda of the Board of Directors and TORM’s first dedicated ESG report was released in March 2021. Since then, the Board of Directors has been working with ESG related risks and solutions in many ways. Deep dive on ESG ESG experts from banks and investors were invited to share their knowledge on how investors and lenders will change their approach to allocating capital to companies. There is an increasing focus on the green transition, and for TORM to remain attractive as a debt and equity funding target, it is important to be leading, when it comes to reducing emissions here and now and engaging in collaborations for a long-term zero emission business model. Disruption Indicator model The Risk Committee has significantly intensified the work with disruption indicators. Certain indicators, such as oil demand, mobility, Electric Vehicle uptake and biofuel consumption etc., will be monitored and measured against targets set by for instance IEA. If the indicators suggest a more aggressive development towards peak oil, the Board of Directors may consider additional analysis to be made to assess whether it will impact the assumptions underlying TORM’s strategy. BOARD ACTIVITIES 2021

TORM ANNUAL REPORT 2021 GOVERNANCE STRUCTURE 78 Board Masterclasses It is the priority of the Board of Directors to keep knowledgeable of the development of new fuels and the implications to TORM. During the year, a number of sessions were set up to educate the Board on themes such as Power-to-X, future renewable energy capacity, carbon capture, different fuel types, and regulatory considerations. These masterclasses have been an important way for the Board to understand the risks and opportunities which lie ahead and will be used in the future strategic work. Meeting industry requirements Regardless of the fuel which TORM will transport in the future, it is important that TORM is a leader in reducing emissions today. That companies like TORM follow industry requirements is a ticket to play in the capital markets, since investors and lenders will become more and more selective, when allocating capital. After the end of 2021, TORM announced that the IMO 2030 goal of reducing emission by 40% will be reached already in 2025, underlining that TORM has already accomplished a lot on fuel optimization and reducing CO2 emissions. Strategically important long-term collaborations Industry collaborations are the cornerstone of the long-term sustainability of the shipping industry. During 2021, the Board of Directors has together with Management assessed the initiatives which would be right for TORM to participate in for getting influence and insight. Already being a member of the Getting to Zero Coalition, TORM naturally signed up to the Call to Action for Shipping Decarbonization to urge governments to: 1) Commit to decarbonizing international shipping by 2050. 2) Support industrial scale zero emission shipping projects through national action. 3) Deliver policy measures which will make zero emission shipping the default choice by 2030. At the end of 2021, TORM took another step on the strategically important path of decarbonizing by signing up to the Mærsk McKinney Møller center for zero carbon shipping. Being a Mission Ambassador, TORM underlines the dedication to find solutions for a greener future. SUPERIOR OPERATING PLATFORM With COVID-19 still having a significant say in the global agenda, it is inevitable that it will be a part of companies’ operational challenges. It sets high requirements for performance of the commercial and technical departments, and maximum visibility of the entire value chain is very important. Vaccination of seafarers Throughout the pandemic, the Board of Directors has been informed about the situation and the measures taken by TORM to mitigate risks and challenging scenarios. It is clear to the Board of Directors that having all business-critical functions in- house is a great benefit in a world with different and constantly changing restrictions. As examples, crew change and vaccination of seafarers are simply easier to optimize with your commercial activities when you are in full control of both commercial and technical management. AI initiative In TORM’s efforts to run a reference product tanker platform, TORM consolidated the ongoing AI projects into a uniform organizational set-up during 2021. TORM is working on several AI initiatives, where two of them are the vessel positioning project and route optimization project. To ensure world class solutions, TORM has teamed up with a deep subject matter external advisory board consisting of specific AI experts. The purpose is to maintain a leading position in the prediction of which global basins to deploy our vessels in and to strengthen TORM’s voyage optimization algorithm modelling by creating an in-house domain for detailed valuable data that will end up in fuel savings, CO2 emission reductions and superior commercial performance. The Board of Directors sees the initiative as a natural next step for TORM to remain the reference company when it comes to commercial performance. BOARD ACTIVITIES 2021

TORM ANNUAL REPORT 2021 COMMITTEE REPORTS 79 AT A GLANCE Chairman Göran Trapp Members Annette Malm Justad David Weinstein Composition The Audit Committee is composed solely of independent Non‑Executive Directors. Meetings The Audit Committee had five scheduled meetings in 2021. Attendance by members at Committee meetings can be seen on page 76. 2021 highlights • Quarterly assessment of the impairment indicator test of the vessels in the fleet • Going concern assessment and viability statements CHAIRMAN’S STATEMENT This report provides an overview of how the Audit Committee operates, an insight into the Audit Committee’s activities and its role in monitoring and reviewing the integrity and quality of TORM’s financial statements, the effectiveness of internal controls, and related processes. THE ROLE OF THE AUDIT COMMITTEE Read more about the Audit Committee’s area of responsibility on page 73 Terms of Reference for the Audit Committee on www.torm.com/investors/governance AUDIT COMMITTEE MEMBERS The Board is satisfied that the Audit Committee meets the independence requirements and any applicable laws, regulations and listing requirements, including the UK Corporate Governance Code. The Audit Committee has deep knowledge and significant business experience in financial reporting, risk management, internal control, and strategic management. This combined knowledge and experience enables us to perform our duties properly. In addition, the Board of Directors believes that the members of the Audit Committee have the relevant shipping sector knowledge. In the opinion of the Board of Directors, the Chairman of the Audit Committee, Göran Trapp, meets the requirement of bringing recent financial experience to the Audit Committee. The Audit Committee also has access to the financial expertise in TORM and its independent auditors and can seek further professional advice at TORM’s expense, if required. MEETINGS The Audit Committee meets at least four times a year. The Chief Financial Officer of TORM A/S, the Head of Group Reporting, Compliance and Tax of TORM A/S together with senior representatives of TORM’s independent auditors are invited to attend all or parts of the meetings by invitation as appropriate. BUSSINESS UPDATES • Quarterly overview of the product tanker market conditions and its impact on the quarterly results • Regular operation updates on matters arising due to the COVID-19 pandemic and roll out of staff vaccinations • Delivery of the eight MR product tanker vessels acquired and successful installation of scrubbers on 52 of our vessels till the date of this report, with another four installations scheduled to be completed by the end of 2022. In addition, one scrubber is scheduled to be installed in the first quarter of 2023. Upon completion, 57 vessels will be fitted with scrubbers, with the remaining vessels continuing to use compliant fuels with 0.5% sulfur content. • Review of the sale and leaseback transactions for the vessels AUDIT COMMITTEE REPORT Committee Reports AUDIT COMMITTEE REPORT RISK COMMITTEE REPORT NOMINATION COMMITTEE REPORT REMUNERATION COMMITTEE REPORT

TORM ANNUAL REPORT 2021 COMMITTEE REPORTS 80 PRINCIPAL ACTIVITIES IN FOCUS Financial reporting • Key elements of the Quarterly Reports and Annual Report and the estimates and judgements included in TORM’s financial disclosures • The appropriateness of Management’s and the external auditor’s analysis and conclusions on judgmental accounting matters • An assessment of whether the Annual Report, taken as a whole, is fair, balanced, and understandable and whether our US annual report on Form 20-F complies with relevant US regulations with focus on clarity of disclosures, compliance with relevant legal and financial reporting standards and application of appropriate accounting policies and judgements • The going concern assessment and adoption of the going concern basis in preparing the Annual Report and financial statements • The external auditor’s reports on its audit of the financial statements, and reports from Management, the internal auditors, and the external auditor on the effectiveness of our system of internal controls and our internal control over financial reporting • Compliance with applicable provisions of the Sarbanes- Oxley Act • A quarterly assessment of the impairment indicator test of the vessels in the fleet Risk and compliance • Reports from Group Legal on the status of significant litigations, claims, and investigations from tax authorities • Compliance review of the UK corporate governance recommendations • The appropriateness of the Enterprise Risk Management Report representing critical risk factors, its ownership and governance, and alignment with the Risk Committee • Concerns raised through the whistleblowing process and its remediations External audit • Monitoring the effectiveness and quality of the external audit process through examination and review of the coverage provided by the external auditor’s audit plan • Reviewing reports from the external auditor over key audit and accounting matters, and business processes internal controls and IT systems. • Agreeing the audit and non-audit fees of the external auditor during the year, including the objectivity and independence of the external auditor AUDIT COMMITTEE REPORT AUDIT COMMITTEE REPORT RISK COMMITTEE REPORT NOMINATION COMMITTEE REPORT REMUNERATION COMMITTEE REPORT

TORM ANNUAL REPORT 2021 COMMITTEE REPORTS 81 SIGNIFICANT REPORTING ISSUES In the financial statements, there are several areas requiring the exercise of judgement by Management. The Audit Committee’s role is to assess whether the judgements made by Management are reasonable and appropriate. To assist in this evaluation, the CFO presents an accounting paper to the Audit Committee once a year, setting out the key financial reporting judgements. The main areas of judgement considered by the Audit Committee in the preparation of the financial statements are as follows: GOING CONCERN The Audit Committee reviewed Management’s assessment of the basis for preparing TORM’s financial statements on a going concern basis. This included reviewing and challenging Management’s forecast and the underlying base and low case sensitivity calculations along with its assumptions. The Audit Committee also considered TORM’s available liquidity including undrawn and committed facilities along with any liquidity enhancing projects and projections for the financial covenants within TORM’s borrowing facilities. Based on this, the Audit Committee confirmed that the application of the going concern basis for the preparation of the quarterly reports and year-end financial statements continued to be appropriate, with no material uncertainties. The going concern statement is set out in the Directors’ report on page 107. For further information see Note 1 to the financial statements. IMPAIRMENT REVIEW OF VESSELS The impairment review of TORM’s vessels is a key recurring risk due to its significance in the context of TORM’s net asset value. The Audit Committee received and considered a paper from Management covering the judgements made in respect of the impairment testing of the carrying amount of TORM’s vessels in the fleet within three cash-generating units (CGU)s, being the Main Fleet (LR2/LR1 and MR vessels) and the two Handysize vessels. This issue was discussed and reviewed with Management and the independent auditors, and the Audit Committee challenged judgements and sought clarification where necessary. As explained in Note 8 to the financial statements, it was concluded not to conduct any impairments on each of the CGU supported by the DCF value for the Main Fleet and the two Handysize vessels. To determine whether a CGU is impaired, Management assesses whether there are any indicators for impairment or reversal of impairment of the vessels in the CGUs. If such indicators exist, the future discounted net cash flow deriving from the CGUs must be estimated. These estimates are based on several assumptions including future freight rates, estimated operating expenses, weighted average cost of capital (WACC) and level of inflation. Management has assessed that TORM has three CGUs within its single reporting segment – The Tanker Segment – the largest of which is its Main Fleet (comprising LR1/LR2 and MR vessels). The Main Fleet is a single cash generating unit because the vessels in the Main Fleet are largely interchangeable and the cash flows generated by them are interdependent. These vessels are operated collectively as a combined internal pool, employed principally in the spot market and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications and the price of transport rather than vessel type. Given the technical specifications and capacity of vessels, the Main Fleet is relatively homogenous with a very high degree of interoperability. The MR vessels acquired in 2021 with chemical trading capabilities are operated as all other product tanker vessels and thus included in the Main Fleet. The other groups of CGUs outside the Main Fleet comprise the two Handysize vessels (which are typically used for shorter and coastal trade routes and more frequent port calls, including for transportation of various clean petroleum products within Europe and in the Mediterranean). AUDIT COMMITTEE REPORT AUDIT COMMITTEE REPORT RISK COMMITTEE REPORT NOMINATION COMMITTEE REPORT REMUNERATION COMMITTEE REPORT

TORM ANNUAL REPORT 2021 COMMITTEE REPORTS 82 Management prepared a detailed impairment test for the Audit Committee setting out the key assumptions for the CGUs. The Audit Committee challenged these assumptions and judgements to ensure that all material factors were included. Further, the Audit Committee discussed the sensitivity analysis and other disclosures in the Annual Report. The Audit Committee noted that the freight rates in the years 2022-2024 are consistent with the long-term planning assumptions used by TORM and includes the impact from climate changes and climate agenda on the global oil demand. Further, the Audit Committee discussed with Management the freight rates beyond 2024 which are based on TORM’s 10-year historical average spot rates adjusted for estimated scrubber premiums consistent with last year. The Audit Committee was satisfied with the freight rates applied. The Audit Committee reviewed the key parameters in the standard Weighted Average Costs of Capital model and was satisfied that the rates used to discount future cash flows appropriately reflected current market assessments of the time, value of money, and the risk associated with the CGUs concerned. The Audit Committee was satisfied that future cash flows related to operating expenses appropriately reflected current market assessments. The Audit Committee was satisfied that the most material assumptions on which the impairment assessment is based are appropriate. For further description, please refer to Note 8 to the financial statements. REVENUE RECOGNITION The revenue recognition policy was discussed and agreed to have no changes. Revenue is recognized upon delivery of services in accordance with the terms and conditions of the charter parties and is made based on “load to discharge”, and demurrage is recognized with up to 95% until actual realization. Accordingly, no revenue is recognized for the days incurred during a vessel’s positioning voyage to a load port. DEPRECIATION POLICY AND RESIDUAL VALUE OF VESSELS The Audit Committee noted and agreed that the accounting policy of depreciating vessels over 25 years was appropriate and in line with TORM’s peers. The residual value was calculated based on two elements: scrap values that were reviewed on a yearly basis and cost of voyage to the scrapping place. Management recommended to gradually phase-in the green scrapping prices in the calculation as the market matures. It was agreed by the Audit Committee that TORM would incorporate the green recycling prices in the calculation of residual values by applying an average of green scrapping and conventional scrapping and still using a three-year average to limit volatility in the residual values. FAIR, BALANCED, AND UNDERSTANDABLE ASSESSMENT At the request of the Board of Directors, the Audit Committee undertook an assessment of this Annual Report to ensure that, taken as a whole, it is fair, balanced, an understandable and that it provides the information necessary for shareholders to assess TORM’s position and performance, business model and strategy. The Audit Committee received an early draft of the Annual Report to review its proposed content and the structural changes from the Committees Report prior year and to undertake a review of the reporting for the year, following which the Committee members provided their individual and collective feedback. In addition, in accordance with its terms of reference, the Committee (alongside the Board of Directors) took an active part in reviewing TORM’s quarterly reports and considered TORM’s other public disclosures. The processes described above allowed the Committee to provide assurance to the Board to assist it in making the statement required of it under the UK Corporate Governance Code, which is set out on page 74. EFFECTIVENESS In 2021, the Audit Committee carried out a detailed self- assessment by way of a questionnaire and discussions facilitated by the Head of Group Reporting, Compliance and Tax. Based on the self-assessment, no material concerns arose. AUDIT COMMITTEE REPORT AUDIT COMMITTEE REPORT RISK COMMITTEE REPORT NOMINATION COMMITTEE REPORT REMUNERATION COMMITTEE REPORT

TORM ANNUAL REPORT 2021 COMMITTEE REPORTS 83 INTERNAL AUDIT The Audit Committee assesses the need for an internal audit function on an annual basis and makes a recommendation to the Board of Directors. The Audit Committee was satisfied that based on TORM’s size, complexity and its internal control environment, TORM can defer the establishment of an internal audit function but must revisit the decision in 2022. Further, the Audit Committee supported the use of an external audit firm to review selected areas when required or requested by the Audit Committee and/or TORM’s Management. In the absence of an internal audit function, internal assurance is achieved through the work of Group Internal Control and Price Waterhouse Coopers’ testing of the internal controls. This has not affected the work of the external audit. The Audit Committee is satisfied that the internal audit arrangements continue to provide effective assurance of TORM’s risk and controls environment. Throughout the year, the Audit Committee monitored the effectiveness of TORM’s risk management and internal control systems, including material financial, operational and compliance controls. INTERNAL CONTROLS AND RISK MANAGEMENT The Audit Committee has the primary responsibility for the oversight of TORMs’ system of internal control, including the risk management framework, the compliance framework, and the work of the internal control function. The Audit Committee regularly discusses the principles for risk assessment and risk management related to the financial reporting and reviews TORM’s significant risks, including fraud, and their impact on financial reporting, including stress testing, when relevant. Read more about principal risks and uncertainties on pages 65-69. The Board of Directors fulfils its responsibility regarding effectiveness of the risk management and Internal Controls over Financial Reporting (ICFR) through the Audit Committee. As a result of the US listing on Nasdaq in New York in 2017, TORM was required to become compliant with the Sarbanes-Oxley Act (SOX) resulting in increased regulatory requirements. Therefore, Management has, together with the Audit Committee, focused on ensuring that the ICFR meet all relevant requirements. The ICFR are based on the Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), which ensures the enabling of best practice and a strong control environment. The oversight by the Audit Committee includes the recurring reporting, including management oversight and the outcome of management testing. Having monitored TORM’s risk management and internal controls, and the effectiveness of the material controls, the Audit Committee has not identified any significant failings and weaknesses in TORM’s internal control structure during the year. TORM are an "emerging growth company", as defined in the JOBS Act, and we are not required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes- Oxley for up to five years. We are now in the final year in the five-year period. EXTERNAL AUDITOR The Audit Committee has primary responsibility for overseeing the relationship with the external auditor, Ernst & Young LLP (‘EY’). This includes making the recommendation on the appointment, reappointment, and removal of the external auditor, assessing their independence on an ongoing basis, approving the statutory audit fee, the scope of the statutory audit, and the appointment of the lead audit engagement partner. Lloyd Brown has held this role since the appointment of EY in 2020. During the year, EY reported to the Audit Committee on their independence from TORM. The Audit Committee and the Board of Directors are satisfied that EY has adequate policies and safeguards in place to ensure that auditor objectivity and independence are maintained. The Audit Committee has recommended to the Board of Directors the re-appointment of the external auditors for the 2022 financial year, and the Board of Directors will be proposing the re-appointment of EY at the upcoming AGM. AUDIT COMMITTEE REPORT AUDIT COMMITTEE REPORT RISK COMMITTEE REPORT NOMINATION COMMITTEE REPORT REMUNERATION COMMITTEE REPORT

TORM ANNUAL REPORT 2021 COMMITTEE REPORTS 84 Effectiveness of the external audit process The Audit Committee reviewed the quality of the external audit throughout the year and considered the performance of EY by undertaking an annual review of the performance of the independent auditors by a combination of discussions with Management, the quality of written deliverables to the Audit Committee, and the quality of dialogue and insights provided during Audit Committee meetings. The findings of the survey were considered by the Audit Committee, and it agreed that the audit process, independence, and quality of the external audit were satisfactory. Based on these reviews, the Audit Committee concluded that there had been appropriate focus and challenge by EY on the primary areas of the audit, and that EY had applied robust challenge and skepticism throughout the audit. Auditor independence and objectivity In its assessment of the independence of the auditor, and in accordance with the standard on independence, the Audit Committee received details of all relationships between TORM and EY which may have a bearing on their independence and received confirmation from EY that it is independent of TORM in accordance with applicable laws and regulations. The Audit Committee maintains a policy and has pro-cedures in place for the pre-approval of all audit ser-vices, audit-related services and other services under-taken by the external auditor. The principal purpose of this policy is to ensure that the independence and the objectivity of the external auditor is not impaired. The policies include restrictions on the types of services which the independent auditor can provide, in line with the Ethical Standard published by the UK Financial Reporting Council (FRC). Details of the services which the independent auditors cannot be engaged to perform were provided to the Audit Committee at the November 2021 Audit Committee meeting. A copy of the policy can be made be available on request. Audit and non-audit fees Full disclosure of the audit and non-audit fees paid during 2021 can be found in Note 4 to the financial statements. Audit fees: USD 0.8m Non-audit fees: USD 0.2m The independent auditors may be contracted to perform certain non-audit activities. The Audit Committee believes that this can be performed without compromising the auditors’ independence and objectivity. The Audit Committee will allocate the non-audit work after considering TORM’s policy on the provision of non-audit services by TORM’s auditors. A copy of the pre-approval procedures can be made available on request. Fees relating to the provision of non-audit services by EY amounted to USD 0.2m corresponding to 27% of the total cost and related primarily to requested additional of certain internal controls and the legacy tax service immaterial to the Group. The Audit Committee considered that such services were most efficiently provided by the external auditors, as much of the information used in performing such work was derived from audited financial information. To maintain the external auditors’ independence and objectivity, the external auditors did not make any decisions on behalf of Management. Whistleblower TORM’s whistleblower policy, which supports the groupwide Business Principles, is monitored by the Audit Committee. Read more about TORM’s whistleblower policy here: www.torm.com/investors/governance/whistleblower The Audit Committee received reports providing details of matters reported through TORM’s international, confidential telephone reporting lines and secure e-mail reporting facility, which is operated by an independent third party, Holst Advokater. All matters reported are investigated by Holst Advokater and reported to the Board of Directors as well as to the Audit Committee together with details of any corrective actions taken. The Audit Committee also received reports at each Audit Committee meeting providing details of any fraud losses during the quarter. APPROVAL On behalf of the Audit Committee Göran Trapp Chairman of the Audit Committee 23 March 2022 AUDIT COMMITTEE REPORT AUDIT COMMITTEE REPORT RISK COMMITTEE REPORT NOMINATION COMMITTEE REPORT REMUNERATION COMMITTEE REPORT

TORM ANNUAL REPORT 2021 COMMITTEE REPORTS 85 AT A GLANCE Chairman Göran Trapp Members Annette Malm Justad David Weinstein Christopher Boehringer resigned in January 2021 Composition The Risk Committee is composed solely of independent Non‑Executive Directors. Meetings The Risk Committee had three scheduled meetings in 2021. Attendance by members at Committee meetings can be seen on page 76. 2021 highlights • Risk management review of TORM’s policies on insurance, IT, financial instruments, and its financial policy • Review of TORM’s capital structure risk • Review of TORM’s governance on maritime safety threats • Review and approval of enterprise risk management report CHAIRMAN’S STATEMENT In 2021, the Risk Committee had special focus on liquidity and financing activity to mitigate TORM’s risk in relation to the ongoing COVID-19 pandemic. A special focus area was the risks related to interest rate derivatives trading where the target hedge level was updated. Another focus area was the risks related to customer credit risk with particular focus on ensuring an efficient and accurate credit risk policy. THE ROLE OF THE RISK COMMITTEE Read more about the Risk Committee’s area of responsibility on page 73 Terms of Reference for the Risk Committee on www.torm.com/investors/governance Find the Error! Hyperlink reference not valid. ACTIVITIES DURING THE YEAR At each meeting, the Risk Committee follows up on key risk indicators to ensure alignment of risk tolerance and actual risk level. These measures include the risks described in the Risk Management section and monitoring of the compliance with internal mandates, such as FFA derivatives level, refinance risk, interest rate hedge level, credit risk and Time charter position. Further, a liquidity forecast is presented at each risk committee meeting. Special focus areas covered in 2021 were: Prolonged COVID-19 The prolonged COVID-19 pandemic has had a significant impact on society as well as on shipping, including product tankers. During 2021, the market for refined products continued to be impacted by lockdowns and restrictions around the world resulting in lower demand for refined products. This has led to a subdued tanker market with rates below break-even for periods during the year. At every meeting, the Risk Committee reviews liquidity forecasts which includes scenario and stress testing of the market to ensure that a sufficient liquidity position is in place. Moreover, the Risk Committee reviewed TORM’s main liquidity risk drivers confirming that all relevant drivers were already part of the existing risk management framework. Forward Freight Agreements (FFAs) and Liquidity Risk During 2020, TORM hedged part of its future earning days using FFAs. These FFAs matured during the first half of 2021, and, consequently, TORM had a liquidity risk associated with the FFA position. To account for a potential increase in liquidity risk, liquidity stress tests are periodically reviewed together with TORM’s liquidity forecast, and more frequent reporting has been implemented. Financial Policy The Risk Committee approved to increase maximum interest hedge level up to 100% to ensure stability in the future cash flow by protecting variability in interest costs. Cyber security The Risk Committee reviewed TORMs cyber security program established to enhance and mature TORM cyber security even further over the coming years. RISK COMMITTEE REPORT AUDIT COMMITTEE REPORT RISK COMMITTEE REPORT NOMINATION COMMITTEE REPORT REMUNERATION COMMITTEE REPORT

TORM ANNUAL REPORT 2021 COMMITTEE REPORTS 86 Customer Credit Risk During 2021, the Risk Committee approved an updated customer credit risk policy. TORM has a well-functioning customer credit approval process, where all customers are reviewed prior to commercial charters. TORM has revisited and subsequently refined the credit methodology to ensure consistency, efficiency, and high-quality risk assessment. Adjustments to the methodology was to include more focus on industry and country risk, predefined financial ratios and pre- set criteria for parent and government support. Sanctions The Risk Committee reviewed TORM’s compliance set-up, designed to avoid that TORM engages with sanctioned counterparties thereby violating sanctions. Maritime safety threats The Risk Committee reviewed the measures taken by TORM to assess, manage, and mitigate future attacks. Capital structure risks The Risk Committee reviewed risk considerations related to TORM’s capital structure, including liquidity position, loan-to- value, TORM’s Distribution Policy, off-balance sheet liabilities, terms and sources of funding vessel investments, and fleet employment strategy. Review policies The Risk Committee reviewed TORM’s IT Policy, Financial Policy, FFA and Bunker Policy, and Credit Risk Policy. These policies outline core activities and risks, and the measures that TORM has taken to mitigate these risks. Enterprise risk management The Risk Committee reviewed the key risks faced by TORM and the underlying drivers of those exposures. The alignment of actual risk and desired risk was discussed, and the Risk Committee approved TORM’s risk profile based on these discussions. Further, the Risk Committee reviewed the assigned management accountability, which highlights current and planned risk-mitigating activities. TORM’s annual Enterprise Risk Management Report was approved at the Board of Directors meeting in Q1 2022. TORM’s annual risk assessment is presented in detail in the “Risk Management” section on pages 65-69. APPROVAL On behalf of the Risk Committee Göran Trapp Chairman of the Risk Committee 23 March 2022 RISK COMMITTEE REPORT AUDIT COMMITTEE REPORT RISK COMMITTEE REPORT NOMINATION COMMITTEE REPORT REMUNERATION COMMITTEE REPORT

TORM ANNUAL REPORT 2021 COMMITTEE REPORTS 87 CHAIRMAN’S STATEMENT In 2021, no changes were made to the Nomination Committee members or Board of Directors, and the key focus areas of the Nomination Committee have been the Nasdaq board diversity rules, governance, succession planning, and employee engagement THE ROLE OF THE NOMINATION COMMITTEE Read more about the Nomination Committee’s area of responsibility on page 73 Terms of Reference for the Nomination Committee on www.torm.com/investors/governance COMPLIANCE WITH THE CODE The Nomination Committee complies with the UK Corporate Governance Code except for provision 18. The Corporate Governance Code states that all directors should be subject to annual re-election, however, TORM’s B-Director is not appointed for a specified term but will continue until removed by the B-shareholder. TORM believes that continuity in the B- Director role is important, as this Director serves as a representative of the minority shareholders. The B-shareholder, who represents the minority shareholders, can replace the B- Director at any time. The remaining Directors of TORM are elected on a bi-annual basis as defined in TORM’s Articles of Association. The Board has discussed whether to change to annual re-election of the remaining Directors, however, to ensure continuity in the Board of Directors, it has been decided to continue with a bi-annual election for now. All TORM’s Non-Executive Directors will submit themselves for re-election at the 2022 AGM. The Nomination Committee reviewed the independence of all Non-Executive Directors pursuant to the Code. Except for the Chairman, the Nomination Committee is composed solely of independent Non‑Executive Directors and they continue to make independent contributions and effectively challenge Management. The Executive Directors’ service contracts and the Non- Executive Directors’ terms and conditions of appointment are available for inspection at our registered office and will be available on display at the 2022 AGM. EFFECTIVENESS During the year, the Nomination Committee reviewed the independence, time commitment and potential conflicts of interests of the Non-executive Directors and concluded that each continued to demonstrate challenge and independent judgement and to devote sufficient time to discharging their duties. NOMINATION COMMITTEE REPORT AT A GLANCE Chairman Christopher H. Boehringer Members Annette Malm Justad David Weinstein Composition Except for the Chairman, the Nomination Committee is composed solely of independent Non‑Executive Directors Meetings The Nomination Committee had two scheduled meetings in 2021. Attendance by members at committee meetings can be seen on page 76. FOCUS AREA AUDIT COMMITTEE REPORT RISK COMMITTEE REPORT NOMINATION COMMITTEE REPORT REMUNERATION COMMITTEE REPORT 16% 46% 8% 30% Succession Planning Diversity Employee population Governance

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NOMINATION COMMITTEE REPORT

BOARD EVALUATION

In accordance with the UK Corporate Governance Code, TORM conducts an annual internal evaluation of the Board. The outcome of this review led to the Board requesting further deep dives on ESG, and themes such as Power-to-X, future renewable energy capacity, carbon capture, different fuel types and regulatory considerations.

Read more about the what the Board did this year in detail on page 77-78

EMPLOYEE ENGAGEMENT

Throughout the year, the Nomination Committee receives updates on key elements of the people strategy which provide insight into a variety of areas, including culture, diversity and inclusion, succession planning, future capabilities, and colleague engagement. The Nomination Committee reviewed the results of the 2021 Employment Engagement Survey. It was pleasing to note the result is among the top 25 of the companies across all industries utilizing the Peakon platform. Good scores were also obtained with regards to questions specifically related to sexual harassment. The Nomination Committee is pleased that the Board wishes to further strengthen TORM's efforts to have an entirely harassment free environment, and through various initiatives we will continue to emphasize our zero tolerance stand on this subject.

DIVERSITY

The Nomination Committee continued to review TORM's progress against its gender diversity targets for both female Board members and women in the shore-based workforce. The Nomination Committee took time to review the SEC approved Nasdaq board diversity rules introduced in 2021. These require Nasdaq-listed companies with five or fewer directors to meet the diversity objective by having at least one diverse director. The Nomination Committee is pleased that TORM, having already understood the importance of diversity in the workplace, met this requirement in 2020.

Read about TORM's diversity Targets on page 34

The Board of Directors' diversity matrix can be found below

Board Diversity Matrix				
Country of Principle Executive Offices				United Kingdom
Foreign private issuer				Yes
Disclosure prohibited under home law				No
Total number of Directors				5
Gender Identity	Female	Male	Non-Binary	Not disclosed
Directors	1	4	-	-
Underrepresented individual in home country jurisdiction				None
LGBTQ+				Not known
Did not disclose demographic background				5

SUCCESSION PLANNING

Succession planning continues to be a priority for the Nomination Committee, and throughout the year the Nomination Committee focused on the succession pipeline for senior management, which is essential to ensure a continuous level of quality in management. It further aids TORM in avoiding instability by mitigating the risks which may be associated with unforeseen events, such as the departure of a key individual, as well as promoting diversity and inclusion.

RETENTION RATE

At the end of 2021, the retention rate for all shore-based employees was 88%, which is still as satisfactory level. In 2020 and 2019 the retention rate was 92%.

Read more about our employee health and wellbeing on pages 37-39

APPROVAL

On behalf of the Nomination Committee

Christopher H. Boehringer
Chairman of the Nominations Committee

TORM ANNUAL REPORT 2021 COMMITTEE REPORTS 88

TORM ANNUAL REPORT 2021 COMMITTEE REPORTS 89 AT A GLANCE Chairman Christopher H. Boehringer Members Annette Malm Justad David Weinstein Composition Except for the Chairman, the Remuneration Committee is composed solely of independent Non‑Executive Directors Meetings The Remuneration Committee had two scheduled and five extraordinary meetings in 2021. Attendance by members at committee meetings can be seen on page 76 FOCUS AREAS CHAIRMAN'S STATEMENT The Renumeration Committee report describes the activities of the Remuneration Committee for the period 01 January 2021 to 31 December 2021. It sets out remuneration details for the executive and non-executive directors in TORM. It has been prepared in accordance with Schedule 8 of the Large and Medium-Sized Companies and Groups (Accounts and Reports) Regulations 2008 as amended (the "Regulations"). The report is split into two main areas: • Chairman’s statement • Annual report on remuneration The Remuneration Policy, approved by the shareholders at the Annual General Meeting (AGM) on 14 April 2021, took effect from the date of that meeting. As of the date of this Annual Report, TORM plc is in compliance with the requirements of this Remuneration Policy. Find TORM’s Remuneration Policy on www.torm.com/investors/governance The annual report on remuneration provides details on remuneration in the period and additional information required by the regulations. The UK Companies Act 2006 requires that auditors report to the shareholders on certain parts of the Directors' Remuneration Report and state whether, in their opinion, those parts of the report have been properly prepared in accordance with the regulations. The parts of the annual report on remuneration subject to audit are indicated in the report. The statement by the Chairman of the Remuneration Committee is not subject to audit. THE ROLE OF THE REMUNERATION COMMITTEE Read more about the Remuneration Committee’s area of responsibility on page 73 Find the Terms of Reference for the Remuneration Committee on www.torm.com/investors/governance COMPLIANCE WITH THE CODE The Remuneration Committee is in full compliance with the UK Corporation Governance Code except for provision 32. The said Code states that the Board of Directors shall establish a remuneration committee of independent non-executive directors, with a minimum membership of three. In addition, the Chairman of the Board of Directors can only be a member if he is independent on appointment, and he cannot chair the Remuneration Committee. TORM's Chairman of the Board of Directors, Christopher H. Boehringer, has been appointed as chairman of TORM’s Remuneration Committee. However, given his association with the controlling shareholder and the alignment of interest regarding remuneration, the Board of Directors considers it appropriate for Christopher H. Boehringer to chair the Remuneration Committee. 80% 7% 4% 3%3% 3% One TORM KPIs CEO Remuneration LTIP New Bonus Structure Governance Board Remuneration REMUNERATION COMMITTEE REPORT AUDIT COMMITTEE REPORT RISK COMMITTEE REPORT NOMINATION COMMITTEE REPORT REMUNERATION COMMITTEE REPORT

TORM ANNUAL REPORT 2021 COMMITTEE REPORTS 90 MEETINGS The Chairman and the Executive Director attend the meetings of the Remuneration Committee except for matters relating to their own remuneration. The Head of Group Human Resources attends all meetings and other members of Management may attend when necessary. ACTIVITIES DURING 2021 KPIs and new bonus structure In 2021, a large proportion of the Remuneration Committee’s time was used discussing TORM’s proposed new bonus structure. The new structure will better align TORM’s financial performance with bonus pay-outs to employees. Our intention is to do this by using selected key KPIs. The Remuneration Committee will be able to use its judgement in evaluating non- financial performance, including the executives’ commitment to safety and quality, CO2 footprint, diversity and inclusion, as well as overall leadership contributions when setting future performance bonus levels. Succession and the wider workforce In addition, the Remuneration Committee engaged in discussions surrounding the wider workforce remuneration, succession pipeline, and incentives, ensuring that as a company, TORM creates an environment where our most talented employees are being recognized and given greater responsibilities. Stress Awareness We were pleased that we continue to promote mental health awareness programs across TORM, which this year included our new stress awareness program, educating our management and cascading relevant information to all employees. Stress mitigation is an ongoing and essential part of TORM's values. Work from home Throughout the COVID-19 pandemic, we have supported our employees in working home, where possible, and in doing so, recognized this as an opportunity to further increase flexible work in the future. The perception of the remote work concept has changed with regards to operational performance, job satisfaction and work-life balance. Going forward, remote work will continue to form part of the way daily operations are performed in TORM providing more flexibility than has previously been available. Annual remuneration policy reviews The Remuneration Committee reviewed the remuneration policy. Their conclusion was that no amendments to the remuneration policy were required at this time. APPROVAL On behalf of the Remuneration Committee Christopher H. Boehringer Chairman of the Remuneration Committee REMUNERATION COMMITTEE REPORT AUDIT COMMITTEE REPORT RISK COMMITTEE REPORT NOMINATION COMMITTEE REPORT REMUNERATION COMMITTEE REPORT

TORM ANNUAL REPORT 2021 COMMITTEE REPORTS 91 REMUNERATION COMMITTEE REPORT AUDIT COMMITTEE REPORT RISK COMMITTEE REPORT NOMINATION COMMITTEE REPORT REMUNERATION COMMITTEE REPORT STATEMENT OF VOTING AT THE AGM Shareholder voting on the resolutions to approve the annual remuneration report put to the 2021 AGM and the Directors’ remuneration policy put to the 2021 AGM were as follows: Annual remuneration report Votes for % Votes against % Total votes Abstentions 51,080,487 67.8 61,811 0.1 51,142,298 916 Directors' remuneration policy Votes for % Votes against % Total votes Abstentions 48,123,828 63.9 3,018,434 4 51,142,262 952

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EXECUTIVE DIRECTOR'S AND CHIEF EXECUTIVE OFFICER'S REMUNERATION

Single total figure of remuneration

The table below sets out the 2020-21 remuneration for Jacob Meldgaard in his roles as Executive Director of TORM plc and Chief Executive Officer (CEO) of TORM A/S, a subsidiary of TORM plc.

Total remuneration for the 2021 financial year	2021	2020 Adj.	2020
FIXED PAY ($'000)			
Base Salary	1,243.4	-	1,129.0
Taxable benefits	44.0	-	41.0
Pension	-	-	-
Total fixed remuneration	1,287.4	-	1,170.0
VARIABLE PAY ($'000)	-	-	-
Annual performance bonus	1,161.3	-124.5	1,262.0
Total variable pay	1,161.3	-124.5	1,262.0
SINGLE TOTAL FIGURE OF REMUNERATION ($'000)	2,448.7	-124.5	2,432.0

Change in remuneration of colleagues and Directors	% change from 2020 to 2021		
	Salary	Benefits	Bonus
Employee entire group	0.0%	0.0%	0.0%
Chief Executive Officer	10.1%	7.4%	2.1%

Base salary

The base salary is discussed and agreed with the Chairman of the Board and the Remuneration Committee once a year. The CEO's base salary was reviewed on 24 February 2021 to determine the appropriate salary for the coming year. Base salary as of 01 January 2020: DKK 7.0m. Base salary as of 01 January 2021: DKK 7.28m (USD 1.16m). In addition the CEO receives Euro 70t (USD 82t) for his role as Executive Director. The CEO's base salary was reviewed on 07 March 2022 to determine the appropriate salary for 2022. The base salary as of 01 January 2022 has been determined at DKK 7.39m, the adjustment of the salary will take effect on 01 January 2022.

Taxable benefits

TORM can place a car costing no more than DKK 1m at the CEO's disposal. However, the CEO has instead accepted an amount of DKK 23t per month, covering the running and maintenance expenses associated with a private vehicle. For 2021, the amount of DKK 276t (USD 44t) has been included in the single figure amount. Other benefits provided directly include two newspapers, a mobile phone which may be used for both business and private purposes, a PC at the CEO's disposal at his home address which may be used for both business and private purposes, including internet access and call charges. No changes in allowances and benefits are expected for 2022.

Performance bonus 2020

As discussed in the 2020 Annual Report, at the time of issue the CEO's bonus figure had yet to be agreed and instead the 2020 Annual Report included an estimate of DKK 8.4m (USD 1.26m), equating to 120% of his base salary. After final agreement by the Remuneration Committee, the CEO's bonus figure was set at DKK 7.0m (USD 1.14m), equating to 100% of his base salary.

Performance bonus 2021

The Remuneration Committee has provided the CEO with a performance cash bonus for the financial year 2021 in the following ranges and based on the following parameters:

- The fulfilment of specific performance metrics set by TORM (up to 70% of the CEO's base salary). These include but are not limited to, RoIC, cost structure, highest safety standards and environmental footprint
- Up to 50% of the CEO's base salary based on the sole discretion of TORM's Board of Directors

In aggregate, the maximum achievable cash bonus for the financial year 2021 for the CEO is equal to 120% of the CEO's base salary in the financial year 2021. The specific metrics and calculation methodology for each of the parameters have been determined by the Board of Directors. Based on the aforesaid methodology, the CEO's performance cash bonus for 2021 was determined to be a total of 100% (60% on parameter 1 and 40% on parameter 2) of the 2021 fixed annual salary of DKK 7.28m, resulting in an amount of DKK 7.28m (USD 1.16m).

TORM ANNUAL REPORT 2021
COMMITTEE REPORTS 92

TORM ANNUAL REPORT 2021 COMMITTEE REPORTS 93 LONG-TERM INCENTIVE PROGRAM – RESTRICTED SHARE UNITS GRANTED TO THE CEO In accordance with TORM’s Remuneration Policy, the Board of Directors has as part of the Long-Term Incentive Program (LTIP) granted Restricted Share Units (RSUs) in the form of restricted stock options to certain employees. The RSUs aim at retaining and incentivizing the employees to seek to improve the performance of TORM and thereby the TORM share price for the mutual benefit of themselves and TORM’s shareholders. Each RSU granted under the LTIP entitles its holder to acquire one Class A common share, subject to vesting. Below is a description of the RSUs which have not expired without exercise. LONG-TERM INCENTIVE PROGRAM – RESTRICTED SHARE UNITS GRANTED TO THE CHIEF EXECUTIVE OFFICER In accordance with its Remuneration Policy, TORM has granted the CEO a number of Restricted Share Units (RSUs), which were communicated in company announcement no. 2 dated 18 January 2016, announcement no. 10 dated 25 April 2018 and announcement no. 7 dated 18 March 2021. There are no performance conditions associated with this grant of RSUs. The original RSUs granted to the CEO in 2016 amounted to 1,276,725 and vested over a five-year period, with one fifth of the grant amount vesting at each anniversary during the five- year period. The exercise price for the 2016 RSUs was DKK 96.3. As of 1 January 2017, one fifth of the original grant, amounting to 255,345, vested with an exercise period ending 31 December 2017. None of these RSUs were exercised. As of 01 January 2018, one fifth of the original grant, amounting to 255,345, vested with an exercise period ending 31 December 2018. None of these RSUs were exercised. As detailed in announcement no. 10 issued on 25 April 2018, the CEO was granted a total of 766,035 RSUs with effect as of 01 January 2018, which will vest in equal instalments over the next three years. The RSU grant corresponds to the unvested portion (60%) of the CEO’s original five-year grant from 2016. It has been agreed that the CEO will not exercise the original RSUs. The exercise price for each RSU is DKK 53.7, corresponding to the average price of TORM shares during 90 calendar days preceding the approval at TORM plc’s AGM on 12 April 2018 plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date. As of 01 January 2019, one fifth of the grant, amounting to 255,345, vested with an exercise period ending 31 December 2019. These RSUs amounting to one third of the re- grant issued on 25 April 2018 were exercised. In November 2019, 255,345 RSUs were exercised by Executive Director Jacob Meldgaard. The total value of the RSU allocation is calculated based on the Black-Scholes model and is included in the overall cost estimate for TORM’s Long-Term Incentive Program (LTIP) (cf. company announcements dated 18 January 2016, 18 March 2021 and 25 April 2018). The value of the 2018 grant, USD 0.9m, is estimated taking into account that as part of the grant the CEO will not exercise the unvested portion of the 2016 grant. The valuation is based on the Black-Scholes model with an exercise price of DKK/share 53.7, a market value of one TORM A-share of DKK 49.5 (the closing price per A-share at the time of allocation and assuming 100% vesting). The single figure remuneration table for the CEO does not include any amounts in relation to the RSU awards since, as of the date each tranche vested, TORM’s share price was less than the exercise price. As detailed in announcement no. 7 issued on 18 March 2021, the CEO was granted a total of 255,200 RSUs with effect as of 01 January 2022, which will vest in equal instalments over the next three years. The exercise price for each RSU is DKK 53.5, corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc’s 2020 Annual Report plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date REMUNERATION COMMITTEE REPORT AUDIT COMMITTEE REPORT RISK COMMITTEE REPORT NOMINATION COMMITTEE REPORT REMUNERATION COMMITTEE REPORT

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LONG-TERM INCENTIVE PROGRAM – RESTRICTED SHARE UNITS GRANTED TO THE EXECUTIVE DIRECTOR AND EMPLOYEES

Year	2016	2017	2018	2019	2020	2021
Grant of RSUs	723,075	866,617	944,468	1,001,050	1,047,389	1,099,919
Grant of RSUs to Ex.Dir	1,276,725		766,035			255,200
Vesting Period in years	3	3	3	3	3	3
Vesting Period in years to Ex.Dir	5		3			
Beginning	01-Jan-17	01-Jan-18	01-Jan-19	01-Jan-20	01-Jan-21	01-Jan-22
Exercise period from vesting	Six months and 12 months for Ex.Dir	Six months	360 days after each vesting date	360 days after each vesting date	360 days after each vesting date	360 days after each vesting date
Exercise Price	96.30 kr.	96.30 kr.	53.70 kr.	49.70 kr.	69.90 kr.	53.50 kr.
Reduced due to dividend payment			47.40 kr.	43.40 kr.	64.30 kr.	
Black-Scholes model, the theoretical market value	USD 5.0m	USD 1.0m	USD 2.3m	USD 1.7m	USD 1.3m	USD 3.0m
Total RSU's expired unexercised	1,999,800	866,617	1,050,383	295,159	349,130	-
RSUs exercised within 2019	-	-	529,402	-	-	-
RSUs exercised within 2020	-	-	12,405	95,276	-	-
RSUs exercised within 2021	-	-	118,315	291,112	-	-
Total RSU's exercised by grant year	-	-	660,122	386,388	-	-
RSU's outstanding as at 31 December 2021	-	-	-	319,507	698,259	1,355,121

TORM ANNUAL REPORT 2021

COMMITTEE REPORTS 94

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LTIP element of Jacob Meldgaard' s remuneration package 2021

Grant Date	25 April 2018	18 March 2021
RSU LTIP grant[1)]	766,035	255,200
Exercise price per share	DKK 53.7	DKK 53.5
RSU grant value assuming 100% vesting	USD 0.9m	USD 0.6m

END OF SERVICE GRATUITY

TORM can terminate the CEO's Service Agreement giving 12 months' notice to expire on the last day of a month. The CEO can terminate the Service Agreement giving six months' written notice to expire on the last day of a month.

POST-SERVICE SALARY

If the CEO dies during his
such post-service salary will only be paid until the date on which the employment would have terminated as a result of termination of the Service Agreement.

TOTAL PENSION ENTITLEMENTS

The Directors of TORM plc are not entitled to any pension contributions from TORM. In addition, Denmark-based Executive Director Jacob Meldgaard, in his role as CEO of TORM A/S, is not entitled to any pension contributions.

TAXABLE BENEFITS

In general, members of the Board of Directors of TORM plc do not receive any additional benefits.

PAYMENTS FOR LOSS OF OFFICE

No payments for loss of office have been made in 2021.

OUTSIDE APPOINTMENTS

The Executive Director is entitled to retain the fees earned from non-executive appointments outside TORM. Jacob Meldgaard was appointed as a Non-Executive Director of Danish Ship Finance A/S for which he received DKK 350,000 and as a Non-Executive Director of SYFOGLOMAD Limited for which he received EUR 5,000 for his services. Jacob Meldgaard is also Chairman of Grant Compass A/S for which he receives no fee but has been granted warrants

ANNUAL BONUSES AND LTIPS

TORM's Remuneration Policy stipulates that the Non-Executive Directors' remuneration cannot include participation in share or warrant programs. The Non-Executive Directors of TORM plc do not receive any part of their remuneration from TORM in shares or warrants. The remuneration for the Non-Executive Directors is determined by the Board of Directors subject to limits in TORM's Articles of Association. During 2021, none of the Non-Executive Directors received any part of their remuneration in shares or warrants.

TORM ANNUAL REPORT 2021
COMMITTEE REPORTS 95

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EXECUTIVE DIRECTOR'S INTEREST IN THE SHARES OF TORM

The table to the right summarizes the total interests of the Executive Director in shares of TORM plc as of 31 December 2021. During the period 01 January to 31 December no gains were made by the Executive Director on the exercise of share options. No changes took place in the Executive Director's interests between 31 December 2021 and 23 March 2022.

DIRECTORS' INTEREST IN THE SHARES OF TORM

The table to the right summarizes the total interests of the Directors in shares of TORM plc as of 31 December 2021. No changes took place in the Directors' interests between 31 December 2021 and 23 March 2022.

REMUNERATION TABLE NON-EXECUTIVE DIRECTORS

The table to the right summarizes the remuneration paid to the Non-Executive Directors of TORM in 2021. The fees shown include any additional fees paid in respect of chairmanships of committees or other roles such as Senior Independent Director. Board Observer fees are not shown in this report, however, the fees payable can be found in the Remuneration Policy.

DIRECTORS' INTERESTS IN THE SHARES OF THE COMPANY (AUDITED)

Jacob Meldgaard's Restricted Share Units	Awarded	Vested not exercised	Agreed not to exercise	Exercised	Unvested
2016	1,276,725	-	-	-	1,276,725
2017	-	255,345	-	-	1,021,380
2018	766,035	255,345	766,035	-	766,035
2019	-		-	255,345	510,690
2020	-	255,345	-	-	255,345
2021	255,200	255,345	-	-	255,200

2021 STATEMENT OF DIRECTORS' SHARE HOLDING AND SHARE INTEREST

	Ordinary Shares as at 1 Jan 2021	Ordinary Shares as at 31 Dec 2021	Changes from 31 Dec 2021 to 11 Mar 2022	Ordinary Shares as at 11 Mar 2022
Christopher H. Boehringer	21,204	21,204	-	21,204
David Weinstein	5,000	5,000	-	5,000
Göran Trapp	12,820	12,820	-	12,820
Annette Justad	-	2,700	-	2,700
Jacob Meldgaard	255,411	255,411	-	255,411

2021 REMUNERATION TABLE NON-EXECUTIVE DIRECTORS

USD '000	Base fee			Committee fees			Total		
DIRECTOR	2021	2020	2019	2021	2020	2019	2021	2020	2019
Christopher H. Boehringer	176	171	168	60	85	84	235	256	252
David Weinstein	117	114	113	116	86	85	234	200	198
Göran Trapp	59	57	57	117	114	113	176	171	170
Annette Justad	59	57	-	117	82	-	176	139	-

TORM ANNUAL REPORT 2021

COMMITTEE REPORTS 96

TORM ANNUAL REPORT 2021 COMMITTEE REPORTS 97 ASSESSING PAY AND PERFORMANCE In the tables to the right, we summarize the Chief Executive Officer’s single figure remuneration over the past six years, as well as how our variable pay plans have paid out in relation to the maximum opportunity. This can be compared to TORM’s performance since the listing of TORM plc, measured by total shareholder return, compared with the average of a selection of TORM’s main peers in the industry and with the performance of the Danish stock index OMX. The OMX index is a market cap weighted index of all stocks listed on Nasdaq in Copenhagen. The total shareholder return is calculated in USD. REMUNERATION COMMITTEE REPORT Information provided in the following part of the Annual Report on remuneration is not subject to audit AUDIT COMMITTEE REPORT RISK COMMITTEE REPORT NOMINATION COMMITTEE REPORT REMUNERATION COMMITTEE REPORT 6-YEAR HISTORICAL PERFORMANCE. TORM PLC VS PEER AND THE OMX INDEX FINANCIAL YEAR REMUNERATION FOR CHIEF EXECUTIVE OFFICER 72 71 51 62 56 58 96 106 108 112 134 177 0 20 40 60 80 100 120 140 160 180 200 2016 2017 2018 2019 2020 2021 Peer Average TORM OMX 67% 60% 45% 117% 100% 100% 1,473 1,626 1,531 2,208 2,307 2,449 0% 20% 40% 60% 80% 100% 120% 140% 0 500 1,000 1,500 2,000 2,500 3,000 2016 2017 2018 2019 2020 2021 Annual bonus (% earned of base salary) Total remuneration USD '000

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ANNUAL PERCENTAGE CHANGE IN DIRECTORS' REMUNERATION

The table to the right shows the percentage change over the year ended 31 December 2020 to the year ended 31 December 2021 in respect of directors' remuneration and average employee remuneration. As required by legislation, directors' remuneration is compared to the employees of TORM plc on a full-time equivalent basis.

CHANGE IN REMUNERATION OF COLLEAGUES AND DIRECTORS'

	Salary or fees % change		Benefits % change		Bonus % change	
	2020 to 2021	2019 to 2020	2020 to 2021	2019 to 2020	2020 to 2021	2019 to 2020
Chief Executive Officer	10.1%	8.3%	7.4%	2.3%	2.1%	12.1%
Mr. Christopher H. Boehringer	-8.1%	1.6%	N/A	N/A	N/A	N/A
Mr. David Weinstein	16.8%	1.0%	N/A	N/A	N/A	N/A
Mr. Göran Trapp	2.9%	1.0%	N/A	N/A	N/A	N/A
Ms. Annette Justad	26.5	-47.4%	N/A	N/A	N/A	N/A
Colleagues entire group	3.5%	4.6%	0.0%	0.0%	1.4%	23.4%

1) The comparative figures used to determine the % change take into consideration the CEO's salary and benefits.
2) Other benefits provided relate directly to company car benefit.
3) % change in DKK for salary and Executive Directors fees is 4%, taxable benefits is 0% and annual bonus is 4%.
4) Due to Christopher H Boehringer and David Weinstein changing roles on the Risk Committee, the fees % change in EUR are -11% and 14.3% respectively.
5) Due to Annette Justad completing her first full year the Fees % change in EUR is 24.1%.

RELATIVE IMPORTANCE OF SPEND ON PAY

The table to the right shows the actual expenditure of TORM on employee pay and distributions to shareholders compared to the retained earnings of TORM.

RELATIVE IMPORTANCE OF SPEND ON PAY

Expenditure USDm	2021	2020	2019
Dividends paid	-	70.6	-
Purchase of outstanding treasury shares in TORM A/S	-	-	-
Purchase/disposals of treasury shares	-	1.3	-
Executive Directors remuneration	2.4	2.3	2.2
Total	2.4	74.2	2.2
Staff costs	52.1	50.7	45.8
Retained earnings	899.5	939.2	920.0

TORM ANNUAL REPORT 2021
COMMITTEE REPORTS 98

TORM ANNUAL REPORT 2021 COMMITTEE REPORTS 99 REMUNERATION POLICY The TORM plc Remuneration Policy approved at the 20 April 2021 AGM remained unchanged during 2021. In accordance with the UK Corporate Governance Code, TORM’s Remuneration Policy and practices are designed to support the business strategy and promote TORM’s long-term sustainable success. The Remuneration Committee will continue to consider the appropriateness of the Remuneration Policy annually to ensure that it continues to align with the business strategy. At this point, there is no intention to revise the Remuneration Policy more often than every third year, unless required due to changes to regulations or legislation. Find TORM’s Remuneration Policy on Find TORM’s Remuneration Policy on www.torm.com/investors/governance 2022 REMUNERATION The Remuneration Policy agreed at the 20 April 2022 AGM will be implemented for the 2022 financial year. There are no foreseen changes to the policy. Adaptation and publication The Board of Directors must review the Remuneration Policy at least once a year. Any changes to the Remuneration Policy must be adopted by the Board of Directors and approved by the shareholders at an AGM. TORM’s Remuneration Report will be included in TORM’s annual reports for all financial years and will contain information on remuneration paid to the Board of Directors and Executive Management. APPROVAL On behalf of the Remuneration Committee Christopher H. Boehringer Chairman of the Remuneration Committee 23 March 2022 REMUNERATION COMMITTEE REPORT AUDIT COMMITTEE REPORT RISK COMMITTEE REPORT NOMINATION COMMITTEE REPORT REMUNERATION COMMITTEE REPORT

TORM ANNUAL REPORT 2021 OTHER 100 SHARE INFORMATION Exchanges Nasdaq CPH and NY ISIN (CPH) GB00BZ3CNK81 CUSIP (NY) G89479102 Tickers TRMD A and TRMD Year high (TRMD A) DKK 60.75 (10 May) Year low (TRMD A) DKK 43.45 (29 Jan.) Number of A shares (end 2021) 81,233,269 Number of treasury shares 493,371 FINANCIAL CALENDAR 2022 20 April 2022, Annual General Meeting 11 May 2022, First quarter 2022 results 17 August 2022, First half 2022 results 09 November 2022, Nine months 2022 results INVESTOR RELATIONS CONTACT Andreas Abildgaard-Hein Group Treasury and IR Phone: +45 3917 9339 Email: ir@torm.com Jomkwan Palitwanon Investor Relations Phone: +45 3917 9331 Email: ir@torm.com ANALYST COVERAGE Danske Bank Håvard Sjursen Lie Phone: +47 40 47 4443 Email: hvli@danskebank.com Clarksons Frode Mørkedal Phone: +47 22 01 63 27 Email: frode.morkedal@clarksons.com Evercore ISI Jonathan B. Chappell Phone: +1 212-497-0827 Email: jonathan.chappell@evercoreisi.com Fearnley Securities Peder Nicolai Jarlsby Phone: +47 22 93 64 71 Email: pn.jarlsby@fearnleys.com Kepler Cheuvreux Anders Redigh Karlsen Phone: +47 23 13 9068 Email: arkarlsen@keplercheuvreux.com Skandinaviska Enskilda Banken AB Ulrik Bak Phone: +45 3328 3314 Email: ulrik.bak@seb.dk COMMUNICATION TO INVESTORS To ensure consistent communication to all investors, quarterly and annual financial statements and other stock exchange announcements are the main vehicles of communication. TORM maintains regular capital market contact through analyst and industry presentations, investor meetings and conference calls. Investor meetings are primarily held in Copenhagen and in the major European and US financial centers. In 2021, TORM issued a total of 32 announcements to the stock exchange. These announcements are available in English versions at https://www.torm.com/investors/announcements Three weeks prior to the publication of quarterly and annual financial statements, communication is limited to issues of a general nature, and in that period no individual investor meetings are held. SHARE PRICE PERFORMANCE In 2021, TORM had an average of 78,560,048 A- shares outstanding. The average daily trading volume on Nasdaq in Copenhagen has been approximately 212t shares and approximately 90t shares on Nasdaq in New York. During 2021, the share price increased from DKK 45.3 to DKK 51.7 on Nasdaq in Copenhagen and from USD 7.3 to USD 8.0 on Nasdaq in New York. Throughout 2021, TORM has been part of the MidCap segment on Nasdaq in Copenhagen. 2021 share price development is available at www.torm.com/investors/share. INVESTOR INFORMATION Other

TORM ANNUAL REPORT 2021 OTHER 101 CHANGES TO THE SHARE CAPITAL As of 31 December 2020, TORM plc’s total share capital was USD 748,559.31 consisting of 74,855,929 A-shares of USD 0.01 each, one B-share and one C-share both of USD 0.01. During 2021, TORM has increased its share capital by 6,377,340 A-shares as a result of 409,427 number of Restricted Share Units being exercised and issuance of 5,967,913 shares to Team Tankers Deep Sea Ltd. in exchange for 8 MR vessels acquisition. SHARE CAPITAL As of 31 December 2021, TORM’s share capital amounted to USD 812,332.71 divided into 81,233,269 A-shares of USD 0.01 each, one B-share of USD 0.01 and one C-share of USD 0.01. A total of 81,233,269 votes are attached to the A-shares. Only the A-shares are admitted to trading and official listing on Nasdaq in Copenhagen and Nasdaq in New York. As of 31 December 2021, TORM holds 493,371 as treasury shares. Each A-share carries one vote on all resolutions proposed at the General Meetings of the Company except for the election or removal of the B-Director. Until the Threshold Date (the first time at which OCM Njord Holdings S.à r.l. Oaktree and its affiliates cease to beneficially own at least one third of the issued shares), the sole B-share has one vote at the General Meeting and special administrative rights, including the right to appoint the Deputy Chairman of the Board of Directors. After the Threshold Date, all Directors can be appointed or removed by passing an ordinary resolution. The B-shareholder also has the right to appoint one Board Observer. Pursuant to the Articles of Association, no more than one B-share can be issued by the Company. The Company can only take certain material actions relating to supermajority matters and Reserved Matters (as specified in its Articles of Association) if either (i) the majority of the Directors (who must include the Chairman and the B-Director) approve the relevant action or (ii) (a) in case of a supermajority action, if the B-Director did not approve such action or attend the relevant Board meeting, such action is approved by a shareholder resolution approved by at least 86% of the votes capable of being cast on such supermajority action or (ii) (b) in case of a Reserved Matter action, if the B- Director did not approve such action or attend the relevant Board meeting, such action is approved by a shareholder resolution approved by at least 70% of the votes capable of being cast on such Reserved Matter action. Until the Threshold Date, the sole TORM C-share has 350,000,000 votes at the General Meeting in respect of certain Specified Matters only, including the election of members to the Board of Directors of TORM (including the Chairman, but excluding the B-Director) and certain amendments to the Articles of Association. The sole C-shareholder, OCM Njord Holdings S.à r.l. (“Oaktree”), must continue to hold the C-share as long as it or its affiliates beneficially own at least one third of the issued shares (“Threshold Date”). Accordingly, Oaktree may continue to operate as the Company’s controlling shareholder, even if Oaktree does not own a majority of the A- shares. Pursuant to the Articles of Association, no more than one C-share can be issued by the Company. A number of the A-shares are issued subject to restrictions on transfer (“Restricted Shares”) imposed by US securities laws. These Restricted Shares may only be transferred pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission or an exemption from the registration requirements of the United States Securities Act of 1933 as amended. There are no specific restrictions on the size of a holding of the A-shares nor the transfer of the A-shares (except for the Restricted Shares as detailed above), which are both governed by the general provisions of the Articles of Association and prevailing legislation. The B-share can only be transferred to (i) another trustee (it is currently held by SFM Trustee Limited on behalf of the minority INVESTOR INFORMATION

TORM ANNUAL REPORT 2021 OTHER 102 The C-share is held by Oaktree and can only be transferred (i) to one of Oaktree’s affiliates or (ii) to the Company if the C- share is redeemed or (iii) any person who has acquired 100% of the issued A-shares. The C-share cannot be encumbered. Further details on the transferability, please see the in the Articles of Association on www.torm.com/investors/governance The B-share and the C-share do not have any rights to receive dividends or other distributions which the Company decides to pay. The Company must redeem the B-share and the C-share at the same time as soon as possible after the Threshold Date for USD 0.01 each. Once redeemed, the B-share and the C-share must be cancelled, and no further B-shares or C-shares can be issued by the Company. Pursuant to TORM’s Articles of Association and authorities granted at TORM plc’s AGM on 15 March 2016 (2016 AGM) and updated authorities granted at TORM plc’s AGM on 14 April 2020, the Board of Directors was granted authority to allot shares or rights relating to shares for cash free from pre- emption up to an aggregate nominal amount of USD 5,073,293 comprising: • Up to an aggregate nominal amount of USD 686,142 in connection with the Exchange Offer (of which USD 622,988.48 nominal value was issued (62,298,846 A- shares, one B-share and one C- share)) during the period ended 31 December 2016. As the Exchange Offer has been completed, no further shares will be issued under this authority • Up to an aggregate nominal amount of USD 1,372,283 which can be offered in connection with any proposed initial public offering of equity securities on certain US stock exchanges, of which none was issued from 1 January 2020 to 31 December 2021, leaving a current authority to issue up to 137,228,300 A-shares • Up to an aggregate nominal amount of USD 2,477,026 in general equity issues including warrants, convertible debt and general equity with the issue being at fair value as determined by the Board of Directors, of which none was issued from 1 January 2020 to 31 December 2021, leaving a current authority to issue up to 247,702,600 A-shares. • Up to an aggregate nominal amount of USD 777,625 to Directors, officers or employees of the Company or any of its subsidiaries. SHARE PREEMPTION GRANT Authority Date Value Granted 14 April 2020 USD 777,625 Utilized 15 May 2020 USD 10,474 Utilized 18 March 2021 USD 13,551 Remaining USD 753,600 Further, the Board of Directors received authorization at the 2020 AGM to make market purchases up to a maximum of 7,476,065 A-shares within a certain price range. SHARE REPURCHASE GRANT Granted 14 April 2020 7,476,065 Repurchase period 1 January to 31 December 180,500 Remaining Approx. 10% of TORM's share capital excluding treasury shares 7,295,565 All of the above authorities to issue and purchase shares expire on 14 April 2025. Details of TORM’s employee share schemes and any rights attached to the shares under these schemes are set out on pages 89-99 of the Directors’ Remuneration Report. The U.K. Takeover Code, issued and administered by the U.K. Takeover Panel, applies to the Company SHAREHOLDERS As of 31 December 2021, TORM had approximately 10,787 registered shareholders representing approximately 85% of the share capital. In 2020, TORM has been subject to UK Disclosure Guidance and Transparency Rules under which INVESTOR INFORMATION

TORM ANNUAL REPORT 2021 OTHER 103 shareholders have a 3% ownership notification requirement. From 1 January 2021, as a consequence of Brexit, TORM has changed its home member state in relation EU’s Prospectus Regulation and Transparency Directive to Denmark. This implies that shareholders now have a 5% ownership notification requirement. Based on notifications received during 2020 and 2021 to date OCM Njord Holdings S.à r.l. (Oaktree) is the only shareholder with more than 5% of the share capital holding 66% of the share capital. As of 31 December 2021, TORM’s treasury shares represented approximately 0.6% of the total share capital. The C-share is held by Oaktree, and the B-share is held by the Minority Trustee, SFM Trustees Limited, on behalf of TORM’s non- Oaktree shareholders. The B-share and the C-share have certain voting rights. At the end of 2021, the members of the Board of Directors held a total of 297,135 shares, equivalent to a total market capitalization of DKK 15,361,880 or USD 2,341,322. The Board of Directors and certain employees are limited to trading shares during a four-week period after the publication of financial report. TORM’s Transfer Agent is Computershare Inc, Dept CH 19228, Palatine, IL 60055, USA. DISTRIBUTION POLICY TORM intends to distribute 25-50% of net income on a semi- annual basis. The Distribution Policy will be reviewed periodically, carefully considering TORM’s capital structure, strategic developments, future obligations, market trends and shareholder interests. TORM generates a net loss of USD 42.1m during 2021. In line with the Distribution Policy, the Board of Directors has decided not to recommend any distributions for 2021. DUAL LISTING AND TRADING TORM’s A-shares are listed on Nasdaq in Copenhagen under the ticker TRMD-A and on Nasdaq in New York under the ticker TRMD. TORM’s A-shares can move freely between the two Nasdaq exchanges. WARRANTS AND RESTRICTED SHARE UNITS As of 31 December 2021, 2,372,887 RSUs were outstanding with 1,046,510 being exercised during 2021. The specific terms for the RSU’s are further described in the Remuneration Committee Report on pages 89-99. In accordance with TORM’s Remuneration Policy, the Board of Directors has as part of the Long-Term Incentive Program (LTIP) granted certain employees Restricted Share Units (RSUs) in the form of restricted stock options. The RSUs aim at retaining and incentivizing the employees to seek to improve the performance of TORM and thereby the TORM share price for the mutual benefit of themselves and TORM’s shareholders. Each RSU granted under the LTIP entitles its holder to acquire one Class A common share, subject to vesting. For further information about investor relations, please visit www.torm.com/investors/ INVESTOR INFORMATION

ENGAGEMENT AND DECISION-MAKING

The following information comprises our section 172 statement, setting out how, in performing their duties over the course of the year, Directors have had regard to the matters set out in section 172(1) (a-f) of the UK Companies Act 2006.

We have integrated our reporting on how our stakeholders have been considered in terms of our business model and governance throughout this report. The Board of Directors of TORM considers, both individually and together, that they have acted in the way they consider, in good faith, would be most likely to promote the success of the TORM for the benefit of its members as a whole during the year ended 31 December 2021

Why? Why is it important to engage	How? How did Management and Directors engage?	Outcomes and actions What was the impact of the engagement?
SHAREHOLDERS		
Transparent and open shareholder communication is expected to support the markets' valuation of TORM shares and future access to capital in the equity markets.	To ensure consistent communication to all investors, quarterly and annual financial statements and other stock exchange announcements are the main vehicles of communication. TORM maintains regular capital market contact through analyst and industry presentations, investor meetings and conference calls. TORM's management and the Directors have a continuous focus on the leveraging on the integrated One TORM platform, TORM's capital structure and TORMs ESG agenda in support for short term and long term RoIC generation with the aim of maximizing the long-term value for TORM's shareholders.	TORM issued 32 stock exchange announcements during 2021. The COVID-19 pandemic challenged the possibility to conduct physical meetings with investors and instead TORM organized several conference calls and presentations via digital platforms with investors through e.g. analysts. Further, TORM was represented on a number of industry panels. In connection with the development of TORM's updated ESG reporting, equity analysts and investors have been consulted about their requirements for the reporting of 2021. TORM is actively communicating initiatives that are affecting leverage and liquidity and are continuously confirming TORM's focus on the One TORM platform through quarterly and annual presentations.
EMPLOYEES		
TORM's employees are fundamental to enable the Company to do business, and their continued engagement is an integral part of the decision-making across the organization. The Board supports an open dialogue between the Board and the workforce.	The Board oversees the mechanisms we have in place to help ensure that employees can raise any matters of concern, how such matters are considered and, when necessary, investigated, through the whistleblower facility. Two employee-elected representatives attended all Board meetings as observers, The current observers include one office-based employee and one sea-based employee. Observers are permitted to participate but are not permitted to formally vote on matters submitted to a vote.	Since 2006, TORM's Board of Directors has provided a whistleblower facility with an independent lawyer as part of the internal control system. Read more on page 44 The observers on TORM's Board allow TORM's employees to have a direct line of questioning to and receive feedback from the Board. Full details of attendance can be found on page 76.

TORM ANNUAL REPORT 2021

OTHER 104

Why? Why is it important to engage	How? How did Management and Directors engage?	Outcomes and actions What was the impact of the engagement?
TORM regards responsible behavior as a central part of the Company, our business and the mindset of our people.	The Board receives and follows up on the Employee Engagement Survey performed twice a year. Throughout the COVID-19 pandemic, the Company has ensured that every employee is provided with the required equipment to work safely from home when required.	In 2021, we continued our bi-annual real time data engagement survey which we introduced in 2019. More than 90% of all shore-based employees responded to this survey. Read about TORMs engagement survey on page 41-42 Throughout the COVID-19 pandemic, we have supported our employees to work from home, where possible, and recognized this as an opportunity to further increase flexible working in the future. Going forward, remote work will continue to form part of the way daily operations are performed in TORM providing more flexibility than has previously been available. Read more about our people on page 41-42

SUPPLIERS & CUSTOMERS

Managing the relationship with suppliers and customers is an integral part of the way TORM conducts its business. The COVID-19 pandemic highlighted the importance of maintaining a dialogue as well as a good relationship with both suppliers and customers.	At the beginning of the COVID-19 pandemic, TORM reviewed the supplier chain to search for critical vendors, ensuring that a dialogue took place to pre-empt any unforeseen problems that might occur. Beyond national and international regulation, TORM's largest customers have their own compliance criteria that TORM and other product tanker operators have to comply with. Ensuring quality in everything TORM does, is part of the one TORM KPI Framework. Within this framework, the Board includes a Tradability KPI ensuring that TORM vessels are available to meet our customers' demands. TORM encourages feedback from its customers and suppliers.	The Board's pre-emptive actions enabled TORM to ensure smooth continuation of operations throughout 2021. TORM has a high degree of approval by oil majors and regularly receives feedback from our customers. TORM utilizes this feedback in solving future logistical demands, understanding our customers' difficulties and requirements and to help resolve issues each time they are encountered. Read about more detail on how TORM meets customers' requirements on page 37-39 TORM's modern and well-maintained fleet with most of the vessels being scrubber-fitted further provides TORM and its customers with enhanced flexibility as well as reduced fuel costs. 2021 proved to be another challenging year, particularly on supply chain availability and options. Despite this TORM's supplier relationships and regional approach, meant that no off hire was suffered by our fleet due to unavailability of critical spares.

LENDERS

Strong relationships with our banks, financial institutions and investors supports the Company's ability to be financially flexible.	TORM maintains an ongoing dialogue with several funding providers. TORM is engaged with lenders and potential lenders for being able to fund vessel acquisitions. TORM is also in dialogue with leasing providers for operational lease funding of vessel acquisitions and for sale and leaseback transactions in order to mitigate stranded asset risk. TORM is engaged with funding providers in order to understand ESG risks related to financing in order to be an attractive and transparent borrower.	TORM entered into several financing agreements to finance numerous 2nd hand vessel acquisitions to allow the Company to continue the fleet renewal program. Several of the acquisitions and some of the sale and leaseback transactions entered into during 2021 were structured as operational leases securing TORM's option to redeliver the asset to the lessor at the end of the lease.

TORM ANNUAL REPORT 2021 OTHER 105

Why? Why is it important to engage	How? How did Management and Directors engage?	Outcomes and actions What was the impact of the engagement?
REGULATORS		
As a company incorporated in the UK and listed on Nasdaq both in Copenhagen and New York, the Company must ensure that the high standards required by the local regulatory bodies are met.	Through close dialogue with Management, its committees and through its compliance systems, the Board ensures that the Company remains up to date with the latest regulatory changes. Examples of matters discussed this year by the Board or the committees include: • IMO regulations on CO_2 emissions • Danish Shipping and the Charter for more women in shipping • Mærsk McKinney Møller Center for Zero Carbon Shipping • The Modern Slavery Act	TORM's Business Principles, ensure that TORM is always in compliance with legislation and lives up to the commitment to responsible business practices. See pages 32,44, 47 TORM's Corporate Social Responsibility Statement and Corporate Governance statement www.torm.com/about TORM's Modern Slavery Act Statement www.modernslaveryregistry.org Read about more TORM's participation in the Danish Shipping on pages. 35,43,72 and the Centre for Zero Carbon Shipping see pages 27,35,40
COMMUNITY & ENVIRONMENT		
TORM remains committed to taking an active role in caring for communities and our environment. It is not just our shared duty, but our shared responsibility. Therefore, TORM continues the work to combat carbon, sulfur and other emissions and remains committed to enabling quality education, as this is a matter of concern for TORM and its employees. We believe that by having all involved stakeholders working together on this, great results can be achieved.	TORM is engaged in several local and global initiatives supporting the different communities in which the Company operates and also the overarching climate issues faced by the world. Different initiatives include our education foundation, our commitment to the UN SDGs 4 and 13 and our climate engagement supporting initiatives. TORM has set a target to reduce its relative CO_2 emissions by 45% by 2030 compared to 2008 and be climate neutral by 2050.	For information on how TORM Philippines and TORM India's Education Foundation have been uplifting and supporting the educational development actions in the community see pages 45-46. To see how TORM is actively involved in various industry collaborations supporting our ambitious journey to achieve our 2050 environmental target of zero CO2 emissions from our operating fleet see pages 27,35,40. To support TORMs ambitious CO_2 target TORM management will be measured on achieving it. You can read more about TORMs ESG journey from page 32.

TORM ANNUAL REPORT 2021 OTHER 106

TORM ANNUAL REPORT 2021 OTHER 107 The Directors are pleased to present the Annual Report on the affairs of the TORM Group for 2021, including the financial statements and the auditor’s report. Other disclosure requirements, which form part of the Directors’ Report, are included in other sections of this Annual Report. Details on information incorporated by reference are generally set out under the relevant topics in the Directors’ Report. TORM’s section 172 statement can be found on pages 104- 106. RESPONSIBILITY STATEMENT As required under UK-adopted International Accounting Standards a statement made by the Board regarding the preparation of the financial statements. TORM’s responsibility statement can be found on pages 110- 111. GOING CONCERN TORM’s going concern statement can be found on page 63. CORPORATE GOVERNANCE STATEMENT The Corporate Governance Statement setting out how the Company complies with the Code, and which includes a description of the main features of our internal control and risk management arrangements in relation to the financial reporting process. Find TORMs Corporate Governance Statement www.torm.com/investors/governance A description of the composition and operation of the Board and its Committees is set out on pages 73-76. Find the UK Corporate Governance Code www.frc.org.uk OTHER INFORMATION INCLUDED IN THE STRATEGIC REPORT The “Strategic Report” set out on pages 16-30 provides a review of TORM’s operations in 2021 and the potential future developments of those operations. Details on greenhouse gas emissions are included in the “Strategic Report” on page 16-30, and details on TORM’s general policy relating to recruitment, training, career development and disabled employees are included on page 43. Information on how the Directors have had regard to the need to foster the Company’s business relationship with suppliers, customers, and other stakeholders is set out on pages 104-106. DIRECTORS AND THEIR INTERESTS The Directors of the Company who served during the financial year 2021 and up to the date of signing the financial statements can be found on page 75. The rules relating to the appointment and replacement of Directors and Directors’ powers can be found on TORMs Articles of Association. Details of Directors’ interests in the Company’s is set out on pages 96. INDEMNIFICATION OF DIRECTORS AND INSURANCE TORM has not granted any indemnity for the benefit of the Directors but has a general Directors’ and Officers’ Liability Insurance and a Public Offering of Securities Insurance covering the Prospectus and the Exchange Offer documentation related to the Corporate Reorganization. REQUIREMENTS OF THE LISTING RULES TORM plc is listed on Nasdaq in Copenhagen and Nasdaq in New York. The only listing rule requirement regarding the content of the Annual Report is that TORM’s Annual Report must comply with the provisions of the UK Companies Act, including provisions for EEA-listed companies. With effect from 1 January 2021, TORM plc elected Denmark as its Home State under the Transparency Directive rules, due to the implications of Brexit. Accordingly, TORM plc has complied with the guidelines laid down in the Public Statement from The European Securities and Markets Authority (ESMA32-61-1156) concerning the application of transparency requirements by UK issuers with securities admitted to trading on regulated markets in the EU under Article 4 of the Transparency Directive, to ensure compliance and transparency in this annual report. SHARE CAPITAL More information on TORM’s share capital can be found on page 101. DIVIDENDS In line with the Company’s Distribution Policy, the Board of Directors has decided to recommend that no dividends be paid for 2021. DIRECTORS’ REPORT

TORM ANNUAL REPORT 2021 OTHER 108 SUSTAINABILITY Information about the Company’s approach to sustainability risks and opportunities is set out on pages 32-54. Also included on these pages are details of our greenhouse gas emissions. FINANCIAL RISK MANAGEMENT The Company uses financial instruments to manage risks related to freight rates, bunker fuels, interest rates and foreign exchange. For further information on the use of financial instruments, please refer to Note 22 to the financial statements. Details on financial risks are provided in Note 21 to the financial statements. ANNUAL GENERAL MEETING TORM’s next Annual General Meeting (AGM) will be held on 20 April 2022. The notice of the AGM, including the complete proposals, will be available on TORM’s website, www.torm.com prior to the meeting. RETIREMENT, REAPPOINTMENT AND APPOINTMENT OF DIRECTORS In line with the Company’s Articles of Association on file at Companies House, each Director, apart from the B-Director, must retire at the end of the second AGM after his or her appointment or last reappointment unless he or she has been reappointed at that AGM. The Company’s Directors were re- elected at the 2020 Annual General Meeting and will therefore be due to retire in 2022. The terms and conditions of the appointment of Non-Executive Directors are set out in the Company's Memorandum of Terms and Conditions which, in accordance with the UK Companies Act 2006, Chapter 5, Section 228, is available for inspection from the Company Secretary. SHARE CAPITAL Information about the Company’s share capital is set out in Investor information on pages 101-103. RESEARCH AND DEVELOPMENT The Company continues to focus on optimization, but does not allocate specific costs to research and development. GROUP POLICY COMPLIANCE TORM has implemented a comprehensive compliance program to ensure that the Company remains in compliance with rules and regulations related to our business activities worldwide. As part of this compliance program, all employees are required to document that they are aware of and have received all training required in relation to each compliance area. COMPANY BRANCHES The TORM Group has offices in Denmark, India, the Philippines, Singapore, the UK and the USA. Further details on the Company's global presence are set out on page 6. POLITICAL DONATIONS No political donations were made during 2021. SIGNIFICANT SHAREHOLDINGS Details on significant shareholdings are set out in the “Investor Information” section on page 101-103. CONTROLLING SHAREHOLDER TORM’s controlling shareholder, Oaktree, owns TORM plc’s sole C-share, which carries 350,000,000 votes at the General Meeting in respect of Specified Matters, including election of members to the Board of Directors of TORM plc (including the Chairman, but excluding the Deputy Chairman) and certain amendments to the Articles of Association. RECENT DEVELOPMENTS AND POST-BALANCE SHEET EVENTS Details of important events affecting TORM which have occurred since the end of the financial year disclosed in Note 2 to the financial statements. INDEPENDENT AUDITORS Each person who is a Director at the date of approval of the Annual Report confirms that: • As far as the Director is aware, there is no relevant audit information of which the Company’s independent auditor is unaware. • The Director has taken all reasonable steps that he or she ought to have taken as a Director in order to make him or herself aware of any relevant audit information and to establish that the Company’s independent auditor is aware of that information. DIRECTORS’ REPORT

TORM ANNUAL REPORT 2021 OTHER 109 This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the UK Companies Act 2006. STATEMENT BY THE DIRECTORS IN PERFORMANCE OF THEIR STATUTORY DUTIES IN ACCORDANCE WITH SECTION 172(1) OF THE UK COMPANIES ACT 2006 TORM’s Engagement and Decision making can be found on pages 104-106. Approval On behalf of the Board of Directors Christopher H. Boehringer Chairman of the Board of Directors 23 March 2022 DIRECTORS’ REPORT

TORM ANNUAL REPORT 2021 OTHER 110 The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and regulations. Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors are required to prepare the group financial statements in accordance with UK-adopted International Accounting Standards (UK-adopted IAS) and have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), including Financial Reporting Standard 101 “Reduced Disclosure Framework” (FRS 101). Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Group and the Company for that period. In preparing these financial statements, the Directors are required to: • Select suitable accounting policies in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and then apply them consistently • Make judgements and accounting estimates that are reasonable and prudent • Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information • Provide additional disclosures when compliance with the specific requirements in UK-adopted IAS (or in respect of the parent company financial statements, FRS 101) is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance • In respect of the group financial statements, state whether UK-adopted IAS have been followed, subject to any material departures disclosed and explained in the financial statements • In respect of the parent company financial statements state whether applicable UK Accounting Standards, including FRS 101, have been followed, subject to any material departures disclosed and explained in the financial statements • Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business STATEMENT OF DIRECTORS’ RESPONSIBILITIES

TORM ANNUAL REPORT 2021 OTHER 111 The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s and the Group’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the company and the group financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Group and Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. Under applicable law and regulations, the directors are also responsible for preparing a strategic report, directors’ report, directors’ remuneration report and corporate governance statement that comply with that law and those regulations. The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions Directors’ responsibility statement We confirm that to the best of our knowledge: • The consolidated financial statements, prepared in accordance with the Companies Act 2006 and UK-adopted International Accounting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole • The annual report, including the Strategic Report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face • The annual report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy This responsibility statement was approved by the Board of Directors on 23 March 2022 and is signed on its behalf by: Jacob Meldgaard Executive Director SAFE HARBOR STATEMENTS AS TO THE FUTURE STATEMENT OF DIRECTORS’ RESPONSIBILITIES

TORM ANNUAL REPORT 2021 OTHER 112 Matters discussed in this release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions or phrases may identify forward-looking statements. The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, the duration and severity of the ongoing COVID-19 pandemic, including its impact on the demand for petroleum products and the seaborne transportation of these and the ability to change crew and operate a vessel with COVID-19 infected crew, the operations of our customers and our business in general, the failure of our contract counterparties to meet their obligations, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry- docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities including but not limited to CO2 tariffs or trade tariffs , potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, weather, political events including “trade wars”, the geopolitical crisis related to Russia and Ukraine, or acts of terrorism. In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward- looking statements as a result of developments occurring after the date of this communication.

TORM ANNUAL REPORT 2021 CONSOLIDATED FINANCIAL STATEMENTS 113 FINANCIAL STATEMENTS 2021 CONSOLIDATED FINANCIAL STATEMENTS Consolidated Income Statement 114 Consolidated Statement of Comprehensive Income 114 Consolidated Balance Sheet 115 Consolidated Statement of Changes in Equity 116 Consolidated Cash Flow Statement 118 Notes Consolidated 119 PARENT COMPANY FINANCIAL STATEMENTS Parent Company 2021 157 Balance Sheet 158 Changes in Equity 159 Notes to Parent Company Financial Statements 160 OTHER Independent Auditor’s Report 164 TORM Fleet Overview 170 Glossary and APM 173 FINANCIAL STATEMENTS Consolidated financial statements

CONSOLIDATED INCOME STATEMENT
1 JANUARY-31 DECEMBER

USD '000	Note	2021	2020	2019
Revenue		619,532	747,356	692,610
Port expenses, bunkers and commissions		-240,937	-227,924	-267,739
Operating expenses	3	-190,471	-178,376	-172,983
Profit from sale of vessels	24	0	1,069	1,180
Administrative expenses	3, 4	-51,542	-50,773	-47,724
Other operating expenses		414	-19,185	-2,911
Share of profit/(loss) from joint ventures		-104	-242	-422
Impairment losses and reversal of impairment on tangible assets	6, 8, 24	-4,645	-11,096	114,004
Depreciation	6,7	-130,851	-121,922	-110,124
Operating profit/(loss) (EBIT)		1,396	138,907	205,891
Financial income	10	241	536	2,796
Financial expenses	10	-42,382	-49,914	-41,881
Profit/(loss) before tax		-40,745	89,529	166,806
Tax	13	-1,344	-1,415	-784
Net profit/(loss) for the year		-42,089	88,114	166,022
EARNINGS PER SHARE				
Basic earnings/(loss) per share (USD)	28	-0.54	1.19	2.24
Diluted earnings/(loss) per share (USD)	28	-0.54	1.19	2.24

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
1 JANUARY-31 DECEMBER

USD '000	2021	2020	2019
Net profit/(loss) for the year	-42,089	88,114	166,022
Other comprehensive income/(loss):			
Items that may be reclassified to profit or loss:			
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	-209	16	426
Fair value adjustment on hedging instruments	8,455	-15,790	-13,289
Fair value adjustment on hedging instruments transferred to income statement	8,667	6,860	1,284
Items that may not be reclassified to profit or loss:			
Remeasurements of net pension and other post-retirement benefit liability or asset	-8	103	-82
Other comprehensive income/(loss) after tax [1]	16,905	-8,811	-11,661
Total comprehensive income/(loss) for the year	-25,184	79,303	154,361

[1] No income tax was incurred relating to other comprehensive income/(loss) items.

TORM ANNUAL REPORT 2021

CONSOLIDATED FINANCIAL STATEMENTS 114

TORM ANNUAL REPORT 2021 CONSOLIDATED FINANCIAL STATEMENTS 115 CONSOLIDATED BALANCE SHEET AS OF 31 DECEMBER USD '000 Note 2021 2020 ASSETS NON-CURRENT ASSETS Tangible fixed assets Land and buildings 6,7 4,824 7,098 Vessels and capitalized dry-docking 6,7,8,17 1,937,791 1,722,465 Prepayments on vessels 6 11,996 12,024 Other plant and operating equipment 6 6,327 6,847 Total tangible fixed assets 1,960,938 1,748,434 Financial assets Investments in joint ventures 1,473 1,588 Loan receivables 5 4,617 4,617 Deferred tax asset 651 344 Other investments 1 1 Total financial assets 6,742 6,550 Total non-current assets 9 1,967,680 1,754,984 CURRENT ASSETS Bunkers 48,812 22,459 Freight receivables 11 83,968 58,574 Other receivables 12 39,966 24,881 Prepayments 5,624 2,181 Cash and cash equivalents, including restricted cash 29 171,733 135,564 Current assets 350,103 243,659 Assets held for sale 24 13,216 - Total current assets 363,319 243,659 TOTAL ASSETS 2,330,999 1,998,643 USD '000 Note 2021 2020 EQUITY AND LIABILITIES EQUITY Common shares 14 812 748 Share premium 159,558 102,044 Treasury shares 14 -4,235 -4,235 Hedging reserves -3,559 -20,681 Translation reserves 137 346 Retained profit 899,467 939,247 Total equity 1,052,180 1,017,469 LIABILITIES NON-CURRENT LIABILITIES Non-current tax liability related to held over gains 13 45,176 44,923 Borrowings 7,16,17,19 926,450 739,543 Total non-current liabilities 971,626 784,466 CURRENT LIABILITIES Borrowings 7,16,17,19 208,951 102,858 Trade payables 19 35,332 14,350 Current tax liabilities 929 1,418 Other liabilities 15,19 43,681 59,782 Provisions 27 18,300 18,300 Total current liabilities 307,193 196,708 Total liabilities 1,278,819 981,174 TOTAL EQUITY AND LIABILITIES 2,330,999 1,998,643

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
1 JANUARY-31 DECEMBER

USD '000	Common shares	Share premium	Treasury shares [1]	Hedging reserves	Translation reserves	Retained profit	Total
Equity as of 1 January 2019	742	97,092	-2,887	254	-96	752,106	847,211
Comprehensive income/loss for the year:							
Net profit/(loss) for the year	-	-	-	-	-	166,022	166,022
Other comprehensive income/(loss) for the year[2]	-	-	-	-12,005	426	-82	-11,661
Total comprehensive income/(loss) for the year	-	-	-	-12,005	426	165,940	154,361
Capital increase	5	4,197	-	-	-	-	4,202
Share-based compensation	-	-	-	-	-	1,913	1,913
Total changes in equity 2019	5	4,197	-	-12,005	426	167,853	160,476
Equity as of 31 December 2019	747	101,289	-2,887	-11,751	330	919,959	1,007,687
Comprehensive income/loss for the year:							
Net profit/(loss) for the year	-	-	-	-	-	88,114	88,114
Other comprehensive income/(loss) for the year [2]	-	-	-	-8,930	16	103	-8,811
Total comprehensive income/(loss) for the year	-	-	-	-8,930	16	88,217	79,303
Capital increase	1	787	-	-	-	-	788
Transaction costs of capital increase	-	-32	-	-	-	-	-32
Acquisition of treasury shares	-	-	-1,348	-	-	-	-1,348
Share-based compensation	-	-	-	-	-	1,682	1,682
Dividend paid	-	-	-	-	-	-70,611	-70,611
Total changes in equity 2020	1	755	-1,348	-8,930	16	19,288	9,782
Equity as of 31 December 2020	748	102,044	-4,235	-20,681	346	939,247	1,017,469

TORM ANNUAL REPORT 2021

CONSOLIDATED FINANCIAL STATEMENTS 116

TORM ANNUAL REPORT 2021 CONSOLIDATED FINANCIAL STATEMENTS 117 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY 1 JANUARY-31 DECEMBER USD '000 Common shares Share premium Treasury shares ¹ ⁾ Hedging reserves Translation reserves Retained profit Total Equity as of 1 January 2021 748 102,044 -4,235 -20,681 346 939,247 1,017,469 Comprehensive income/(loss) for the year: Net profit/(loss) for the year - - - - - -42,089 -42,089 Other comprehensive income/(loss) for the year ² ⁾ - - - 17,122 -209 -8 16,905 Total comprehensive income/(loss) for the year - - - 17,122 -209 -42,097 -25,184 Capital increase ³ ⁾ 64 57,799 - - - - 57,863 Transaction costs of capital increase - -285 - - - - -285 Share-based compensation - - - - - 2,317 2,317 Dividend paid - - - - - - - Total changes in equity 2021 64 57,514 - 17,122 -209 -39,780 34,711 Equity as of 31 December 2021 812 159,558 -4,235 -3,559 137 899,467 1,052,180 ¹ ⁾ Please refer to note 14 for further information on treasury shares. ² ⁾ Please refer to "Consolidated Statement of Comprehensive Income". ³ ⁾ Please refer to note 14 for further information on capital increases during the year.

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CONSOLIDATED CASH FLOW STATEMENT
1 JANUARY-31 DECEMBER

USD '000	Note	2021	2020	2019
CASH FLOW FROM OPERATING ACTIVITIES				
Net profit/(loss) for the year		-42,089	88,114	166,022
Reversals:				
Profit from sale of vessels		-	-1,069	-1,180
Depreciation	6	130,851	121,922	110,124
Impairment losses and reversal of impairment losses on tangible assets	6, 8, 24	4,645	11,096	-114,004
Share of profit/(loss) from joint ventures		104	242	422
Financial income	10	-241	-536	-2,796
Financial expenses	10	42,382	49,914	41,881
Tax expenses	13	1,344	1,415	784
Other non-cash movements	25	1,350	1,093	925
Dividends received from joint ventures		275	275	19
Interest received and realized exchange gains		241	583	2,535
Interest paid and realized exchange losses		-41,046	-52,905	-45,283
Income taxes paid		-1,379	-252	-216
Change in bunkers, receivables and payables, etc.	25	-48,489	15,909	11,858
Net cash flow from operating activities		47,948	235,801	171,091

USD '000	Note	2021	2020	2019
CASH FLOW FROM INVESTING ACTIVITIES				
Investment in tangible fixed assets [1]		-319,787	-173,050	-384,349
Investments in joint ventures		-	-	-275
Sale of tangible fixed assets	24	10,033	83,662	61,801
Change in restricted cash		19,161	-30,414	-
Net cash flow from investing activities		-290,593	-119,802	-322,823
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds, borrowings	5, 16	548,817	734,346	261,830
Repayment, borrowings	16	-253,420	-746,475	-169,177
Dividend paid		-	-70,611	-
Capital increase [1]	14	2,863	788	4,202
Transaction costs share issue		-285	-32	-
Purchase/disposal of treasury shares		-	-1,348	-
Change in restricted cash		-	-	-12,364
Net cash flow from financing activities		297,975	-83,332	84,491
Net cash flow from operating, investing and financing activities		55,330	32,667	-67,241
Cash and cash equivalents as of 1 January		89,514	56,847	124,088
Cash and cash equivalents as of 31 December		144,844	89,514	56,847
Restricted cash as of 31 December	29	26,889	46,050	15,636
Cash and cash equivalents, including restricted cash as of 31 December		171,733	135,564	72,483

[1] In 2021 share capital was increased by USD 57.9m including a USD 55.0m non-cash share issue in relation to acquisition of eight vessels. Please refer to Note 14 for further reference.

TORM ANNUAL REPORT 2021

CONSOLIDATED FINANCIAL STATEMENTS 118

TORM ANNUAL REPORT 2021 CONSOLIDATED FINANCIAL STATEMENTS 119 Note 1 – Accounting Policies, Critical Accounting Estimates and Judgements 120 Note 2 – Liquidity, Capital Resources and Subsequent Events 125 Note 3 – Staff Costs 126 Note 4 – Remuneration to Auditors Appointed at the Parent Company’s Annual General Meeting 129 Note 5 – Loan Receivables 129 Note 6 – Tangible Fixed Assets 130 Note 7 – Leasing 132 Note 8 – Impairment Testing 135 Note 9 – Non-Current Assets 136 Note 10 – Financial Items 137 Note 11 – Freight Receivables 137 Note 12 – Other Receivables 138 Note 13 – Tax 138 Note 14 – Common Shares and Treasury Shares 139 Note 15 – Other Liabilities 140 Note 16 - Effective Interest Rate, Outstanding Borrowings 141 Note 17 – Collateral Security for Borrowings 142 Note 18 – Guarantee Commitments and Contingent Liabilities 142 Note 19 – Contractual Rights and Obligations 143 Note 20 – Derivative Financial Instruments 145 Note 21 – Risks Associated with TORM’s Activities 148 Note 22 – Financial Instruments 152 Note 23 – Related Party Transactions 153 Note 24 – Assets Held for Sale and Non-Current Assets Sold During the Year 153 Note 25 – Cash Flows 153 Note 26 – Entities in the Group 154 Note 27 - Provisions 155 Note 28 – Earnings per Share and Dividend per Share 155 Note 29 – Cash and Cash Equivalents, Including Restricted Cash 156 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TORM ANNUAL REPORT 2021 CONSOLIDATED FINANCIAL STATEMENTS1 120 NOTE 1 – ACCOUNTING POLICIES, CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS OVERVIEW OF BUSINESS TORM plc is a shipping company, which owns and operates a fleet of product tankers. TORM plc is a public company limited by shares and is incorporated in England and Wales. Its registered number is 09818726 and its registered address is Birchin Court, 20 Birchin Lane, London, EC3V 9DU. Unless otherwise indicated, the terms “TORM plc”, “we”, “us”, “our”, the ”Company”, and the “Group” refer to TORM plc and its consolidated subsidiaries, which include TORM A/S and its consolidated subsidiaries. TORM plc is listed on the stock exchanges Nasdaq in Copenhagen, Denmark, and on Nasdaq in New York, United States. BASIS OF PREPARATION The consolidated financial statements of the Group have been prepared in accordance with UK-adopted International Accounting Standards (“UK-adopted IAS”). The consolidated financial statements are also prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the EU, as applied to financial periods beginning on or after 1 January 2021. The consolidated financial statements have been prepared on a going concern basis and under the historical cost convention except where fair value accounting is specifically required by IFRS. The functional currency of the Company is USD, and the Company applies USD as the presentation currency in the preparation of the consolidated financial statements. GOING CONCERN As of 31 December 2021, TORM’s available liquidity including undrawn and committed facilities was USD 210m, including a total cash position of USD 172m (including restricted cash of USD 27m). TORM’s net interest- bearing debt was USD 972m, and the net debt loan-to-value ratio was 52.3%. Further information on TORM’s objectives and policies for managing its capital, its financial risk management objectives and its exposure to credit and liquidity risk can be found in Note 21 to the financial statements. The principal risks and uncertainties facing TORM are set out on pages 65-69 and details on the liquidity and capital resources are described in Note 2. NOTE 1 – continued TORM monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet our forecast cash requirements, including newbuilding and loan commitments, and to monitor compliance with the financial covenants in its loan facilities, details of which are available in Note 2 to the financial statements. A key element for TORM’s financial performance in the going concern period relates to the development of the COVID-19 pandemic and related effect on the oil demand and supply balance. TORM’s base case assumes the oil markets to reach pre-COVID-19 levels during the second half of 2022 with freight rates and vessel values materializing above 2021 levels. In the base case, TORM has sufficient liquidity and headroom above all the covenant limits. TORM also pays special attention to the significantly increased geopolitical risk following Russia’s invasion of Ukraine in February 2022 and the associated effects on the product tanker market. The immediate impact is that the uncertainty and potential for re-routing of trade flows has sent the tanker freight rates in the European markets upwards. The financial impact going forward is uncertain, but TORM currently expects that the possible effects are covered within the below sensitivity calculations. TORM performs sensitivity calculations to reflect downside scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required. The downside scenarios cover the principal risks and uncertainties facing TORM as set out on pages 65-69 and include different distressed outlooks for the product tanker market. In a low case scenario, Management has assumed freight rates which on average are approximately 25% below those in the base case and a related decline in vessel values. In the low case scenario, there remains sufficient headroom on liquidity and covenants. In a stress case scenario, Management has further stressed the freight rates to the lowest rolling four quarter average since 2000. In the stress case scenario, certain actions will be required to maintain covenant compliance. Such actions are assessed to be achievable also in a stress case scenario and could include elements such as the sale of older vessels. The Board of Directors has considered TORM’s cash flow forecasts and the expected compliance with TORM’s financial covenants for the period until 31 March 2023. TORM’s cash flow forecast and expected covenant compliance are based on the business plan approved by the Board of Directors. Based on this review, the Board of Directors has a reasonable expectation that taking reasonably possible changes in trading performance and vessel valuations into account, TORM will be able to continue the operational existence and comply with its financial covenants for the period until 31 March 2023. Accordingly, TORM continues to adopt the going concern basis in preparing its financial statements.

TORM ANNUAL REPORT 2021 CONSOLIDATED FINANCIAL STATEMENTS1 121 NOTE 1 - continued ADOPTION OF NEW OR AMENDED IFRS STANDARDS TORM has implemented the following standards and amendments issued by the IASB and adopted by the UK in the consolidated financial statements for 2021: • IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 amendments Interest rate Benchmark Reform – Phase 2 • IFRS 4 amendment Extension of the Temporary exemption from Applying IFRS 9 • IFRS 16 amendment Covid-19-related Rent Concessions beyond 30 June 2021 It is assessed that application of these effective on 01 January 2021 has not had any material impact on the consolidated financial statements in 2021. ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED IASB has issued a number of new or amended accounting standards (IFRS) and interpretations (IFRIC) which have not yet come into effect: • Amendments to IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets (all mandatory 01 January 2022) • Annual Improvements 2018-2020 (01 January 2022) • Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non- current (01 January 2023) • IFRS 17 Insurance Contracts (01 January 2023) • IAS 12 amendments Deferred Tax related to Assets and liabilities arising from a Single Transaction (01 January 2023) • IAS 8 amendments Definition of Accounting Estimates (01 January 2023) • IAS 1 and IFRS Practice Statement 2 amendments Disclosure of Accounting Policies (01 January 2023) • IFRS 10 and IAS 28 (amendments) Sale or Contribution of Assets between an Investor and its Associate or Joint Venture issued in September 2014 (deferred indefinitely) TORM has assessed the accounting standards and interpretations not yet adopted and does not expect the new standards to have any material impact on neither TORM’s figures nor the disclosures. NOTE 1 - continued ACCOUNTING POLICIES The Group’s general accounting policies are described below. In addition to this, specific accounting policies are described in each of the individual notes to the consolidated financial statements as outlined in the following notes: • Staff costs • Loan receivables • Tangible fixed assets • Leasing • Impairment • Financial items • Freight receivables • Other receivables • Tax • Other liabilities • Borrowings • Derivative financial instruments • Provisions • Earnings per share Consolidation principles The consolidated financial statements comprise the financial statements of the Parent Company, TORM plc and entities controlled by the Company and its subsidiaries. Control is achieved when the Company has all the following: • Power over the investee • Exposure, or rights, to variable returns from its involvement with the investee • The ability to use its power over the investee to affect the amounts of the investor’s returns TORM reassess whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above

TORM ANNUAL REPORT 2021 CONSOLIDATED FINANCIAL STATEMENTS1 122 NOTE 1 - continued When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities unilaterally. The Company considers all facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including: • The size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders • Potential voting rights held by the Company, other vote holders or other parties • Rights arising from other contractual arrangements • Any additional facts and circumstances which indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time when decisions need to be made, including voting pattern at previous shareholders’ meetings Entities in which the Group exercises significant but not controlling influence are regarded as associated companies and are accounted for using the equity method. Companies which are managed jointly by agreement with one or more companies and therefore are subject to joint control (joint ventures) are accounted for using the equity method. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated income statement and other comprehensive income from the date on which the Company obtains control until the date when the Company loses control over the subsidiary. The consolidated financial statements are prepared using consistent accounting policies and eliminating intercompany transactions, balances, and shareholdings as well as gains and losses on transactions between the consolidated entities. NOTE 1 - continued Foreign currencies The functional currency of all significant entities, including subsidiaries and associated companies, is United States Dollars (USD), because the Company’s vessels operate in international shipping markets, in which income and expenses are settled in USD, and because the Company’s most significant assets and liabilities in the form of vessels and related liabilities are denominated in USD. Transactions in currencies other than the functional currency are translated into the functional currency at the transaction date. Cash, receivables and payables and other monetary items denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate at the balance sheet date. Gains or losses due to differences between the exchange rate at the transaction date and the exchange rate at the settlement date or the balance sheet date are recognized in the income statement under “Financial income” and “Financial expenses”. The reporting currency of the Company is USD. Upon recognition of entities with functional currencies other than USD, the financial statements are translated into USD. Income statement items are translated into USD at the exchange rate for each transaction, whereas balance sheet items are translated at the exchange rate as of the balance sheet date. Exchange differences arising from the translation of financial statements into USD are recognized as a separate component in “Other comprehensive income”. On the disposal of an entity, the cumulative amount of the exchange differences recognized in the separate component of equity relating to that entity is transferred to the income statement as part of the gain or loss on disposal. Segment information The segmentation is based on the Group’s internal management and reporting structure. The Group only has one operating segment which is the sole reportable segment, the Tanker Segment, for which the services provided primarily comprise transportation of refined oil products such as gasoline, jet fuel, and naphtha. The Group has only one geographical segment, because the Company considers the global market as a whole and as the individual vessels are not limited to specific parts of the world. Further, the internal management reporting does not provide such information. Consequently, it is not possible to provide geographical segment information on revenue from external customers or non-current segment assets.

TORM ANNUAL REPORT 2021 CONSOLIDATED FINANCIAL STATEMENTS1 123 NOTE 1 - continued INCOME STATEMENT Revenue Income is recognized in the income statement when: • The income generating activities have been carried out on the basis of a binding agreement • The income can be measured reliably • It is probable that the economic benefits associated with the transaction will flow to the Company Revenue comprises freight, charter hire, and demurrage revenue from the vessels. Revenue is recognized when or as performance obligations are satisfied by transferring services to the customer, i.e., over time, provided that the stage of completion can be measured reliably. Revenue is measured as the consideration the Group expects to be entitled to. Freight revenue, including charter hire and demurrage (and related voyage costs) are recognized in the income statement according to the entered charter parties from the date of load to the date of delivery of the cargo (discharge). The completion is determined using the load-to-discharge method based on the percentage of the estimated duration of the voyage completed at the reporting date, because the Company has an enforceable right to payment for performance completed to date. Cross-over voyages For cross-over voyages (voyages in progress at the end of a reporting period), the uncertainty and the dependence on estimates are greater than for finalized voyages. The Company recognizes a percentage of the estimated revenue for the voyage equal to the percentage of the estimated duration of the voyage completed at the balance sheet date. The estimate of revenue is based on the expected duration and destination of the voyage. When recognizing revenue, there is a risk that the actual number of days it takes to complete the voyage will differ from the estimate. The contract for a single voyage may state several alternative destination ports. The destination port may change during the voyage, and the rate may vary depending on the destination port. Changes to the estimated duration of the voyage as well as changing destinations and weather conditions will affect the voyage expenses. Demurrage revenue Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, TORM is compensated for the additional time incurred in the form of demurrage revenue. Demurrage revenue is recognized in accordance with the terms and conditions of the charter parties. Upon completion of the voyage, the Company assesses the time spent in port, and a demurrage claim based on the relevant contractual conditions is submitted to the charterers. NOTE 1 – continued The claim will often be met by counterclaims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 95% of the demurrage claim submitted is recognized as demurrage revenue upon initial recognition. The Company receives the demurrage payment upon reaching final agreement on the amount, which on average is approximately 100 days after the original demurrage claim was submitted. Any adjustments to the final agreement are recognized as demurrage revenue. Port expenses, bunkers, and commissions Port expenses, bunker fuel consumption, and commissions are recognized as incurred. To the extent that the costs are recoverable, costs directly attributable to relocate the vessel to the load port are capitalized and amortized over the course of the transportation period. Gains and losses on forward bunker contracts and write-down for losses on freight receivables are included in this line. Operating expenses Operating expenses, which comprise crew expenses, repair and maintenance expenses and tonnage duty, are expensed as incurred. Profit from sale of vessels Profit from sale of vessels is recognized at the time of delivery to the buyer, representing the difference between the sales price less costs to sell and the carrying value of the vessel. Administrative expenses Administrative expenses, which comprise administrative staff costs, management costs, office expenses and other expenses relating to administration, are expensed as incurred. Other operating expenses Other operating expenses primarily comprise management fees paid to commercial and technical managers for managing the fleet and profits and losses deriving from the disposal of fixed assets other than vessels. Depreciation and impairment losses and reversals of impairment losses Depreciation and impairment losses comprise depreciation of tangible fixed assets for the year as well as the write-down of the value of assets by the amount by which the carrying amount of the asset exceeds its recoverable amount. In the event of indication of impairment, the carrying amount is assessed, and the value of the asset is written down to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its fair value less costs to sell. Subsequent reversal of impairment losses is recognized if the recoverable amount exceeds the carrying amount to the extent that the carrying amount does not exceed the carrying amount without any historic impairment losses.

TORM ANNUAL REPORT 2021 CONSOLIDATED FINANCIAL STATEMENTS1 124 NOTE 1 - continued BALANCE SHEET Financial assets Financial assets are initially recognized on the settlement date at fair value plus transaction costs, except for financial assets at fair value through profit or loss, which are recognized at fair value. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred. Investments in joint ventures Investments in joint ventures comprise investments in companies which by agreement are managed jointly with one or more companies and therefore are subject to joint control and in which the parties have rights to the net assets of the joint venture. Joint ventures are accounted for using the equity method. Under the equity method, the investment in joint ventures is initially recognized at cost and thereafter adjusted to recognize TORM’s share of the profit or loss in the joint venture. When TORM’s share of losses in a joint venture exceeds the investment in the joint venture, TORM discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that TORM has incurred legal or constructive obligations or made payments on behalf of the joint venture. Bunkers Bunkers and lube oil are stated at the lower of cost and net realizable value. Cost is determined using the FIFO method and includes expenditure incurred in acquiring the bunkers and lube oil and cost of delivery less discounts. Treasury shares Treasury shares are recognized as a separate component of equity at cost. Upon subsequent disposal of treasury shares, any consideration is also recognized directly in equity. Dividend Interim dividends are recognized as a liability at the time of declaration. Any year-end dividend is recognized as a liability at the date of approval at the AGM. Trade payables Trade payables are recognized at the fair value of the item purchased and are subsequently measured at amortized cost. NOTE 1 - continued CASH FLOW STATEMENT The cash flow statement shows how income and changes in the balance sheet items affect cash and cash equivalent, i.e., how cash is generated or used in the period. The cash flow statement is presented in accordance with the indirect method commencing with “Net profit/(loss) for the year”. Cash flow from operating activities converts income statement items from the accrual basis of accounting to cash basis. Starting with “Net profit/(loss) for the year”, non-cash items are reversed, and actual payments included. Further, the change in working capital is taken into account. Cash flow from investing activities comprises the cash used or received in the purchase and sale of tangible fixed assets and financial assets as well as cash from business combinations. Cash flow from financing activities comprises changes in the cash used or received in borrowings (amount of new borrowings and repayments), purchases or sales of treasury shares and dividend paid to shareholders. Cash and cash equivalents including restricted cash comprise cash and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets is approximately equal to their fair value. Cash and cash equivalents including restricted cash at the end of the reporting period are shown in the consolidated cash flow statement and can be reconciled to the related items in the consolidated balance sheet. The restricted cash balance relates to cash provided as security for initial margin calls and negative market values on derivatives as well as a sale and leaseback transaction prepayment to be released upon delivery of the vessel. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS The preparation of financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if the estimate requires Management to make assumptions about matters subject to significant uncertainty, if different estimates could reasonably have been used, or if changes in the estimate that would have a material impact on the Company’s financial position or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates applied are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods. Management also makes various accounting judgements in the preparation of the consolidated financial statements which can affect the amounts recognized.

TORM ANNUAL REPORT 2021 CONSOLIDATED FINANCIAL STATEMENTS1 125 NOTE 1 - continued Judgements Management has assessed that TORM has three CGUs within its single reportable segment – the product tanker segment – the largest of which is its Main Fleet (comprising LR1/LR2 and MR vessels). The Main Fleet is considered to be a single cash generating unit because the vessels in the Main Fleet are largely interchangeable and the cash flows generated by them are interdependent. These vessels are operated collectively as a combined internal pool, employed principally in the spot market and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications and the price of transport rather than vessel class. Given the technical specifications and capacity of vessels, the Main Fleet is relatively homogenous with a very high degree of interoperability. All vessels in the Main Fleet can handle multiple sizes of cargoes and sail all seas and oceans, over both shorter and long distances. The Main Fleet is monitored and managed on an aggregated level as one pool, i.e., each vessel or vessel class does not generate cash inflows which are largely independent of those from other vessels or vessel classes. The MR vessels acquired in 2021 with chemical trading capability are operated as all other product tanker vessels and thus included in the Main Fleet CGU. The other groups of CGUs outside the Main Fleet comprise the two Handysize vessels (which are typically used for shorter and coastal trade routes and more frequent port calls, including for transportation of various clean petroleum products within Europe and in the Mediterranean). ESTIMATES Carrying amounts of vessels The Company evaluates the carrying amounts of the vessels (including newbuildings) to determine if events have occurred which would require a modification of their carrying amounts. The recoverable number of vessels is reviewed based on events and changes in circumstances which would indicate that the carrying amount of the assets might not be recoverable. In assessing the recoverability of the vessels, the Company reviews certain indicators of potential impairment or indication which past impairment losses should be reversed such as reported sale and purchase prices, market demand and general market conditions. Further, market valuations from leading, independent, and internationally recognized shipbrokers are obtained on the reporting date as part of the review for potential impairment indicators. If an indication of impairment or reversal of past impairment is identified, the need for recognizing an impairment loss or a recognition of a reversal of a past impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less costs of disposal and the value in use. The review for potential impairment indicators and projection of future discounted cash flows related to the vessels is complex and requires the Company to make various estimates including future freight rates, utilization, earnings from the vessels, future operating expenses and capital expenditure including dry-docking costs and discount rates. For more information on key assumptions and related sensitivities, please refer to Note 8. NOTE 1 - continued All these factors have been historically volatile, especially the freight rates. The carrying amounts of TORM’s vessels may not represent their fair market value at any point in time, as market prices of second-hand vessels to a certain degree tend to fluctuate with changes in freight rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future experience change, an impairment write-down or reversal of impairment may be required. NOTE 2 – LIQUIDITY, CAPITAL RESOURCES AND SUBSEQUENT EVENTS LIQUIDITY AND CAPITAL RESOURCES As of 31 December 2021, TORM’s cash and cash equivalents including restricted cash totaled USD 172m (2020: USD 136m; 2019: USD 72m), and undrawn and committed credit facilities amounted to USD 38m (2020: USD 132m; 2019: USD 173m). The undrawn and committed credit facilities consisted of a USD 38m leasing facility with BoComm Leasing. TORM had one newbuilding (2020: two; 2019: four) to be delivered in early 2022. The total outstanding CAPEX related to the newbuilding was USD 38m (2020: USD 86m; 2019: USD 51m) and is mainly financed by the committed BoComm Leasing facilities of USD 38m. TORM has a Syndicated Facilities Agreement which includes a USD 177m Term Facility Agreement, a USD 57m Revolving Credit Facility and a drawn USD 45m Working Capital Facility with maturity in 2026. In 2021, TORM repaid USD 83m debt on eight MR vessels on the Term Facility Agreement and refinanced the vessels with a sale and leaseback agreement. In addition to the Syndicated Facilities, TORM has a USD 222m Term Facility Agreement with Danish Ship Finance with maturity in 2027. Further, TORM has a USD 59m Term Facility Agreement and a USD 26m Term Facility Agreement both with maturity in 2025, and a USD 25m Term Facility Agreement with maturity in 2026 with Hamburg Commercial Bank. TORM also has a Term Facility Agreement with China Export-Import Bank of USD 45m with maturity in 2030 and with KfW-IPEX Bank of USD 41m with maturity in 2032. The facility with China Export-Import Bank was partially repaid in 2021, and TORM refinanced two vessels with a sale and leaseback agreement with BoComm Leasing. As of 31 December 2021, the scheduled minimum payments on mortgage debt and bank loans in 2022 were USD 151m. TORM has lease debt of a total USD 77m with various Japanese leasing providers, lease debt of a total USD 197m with BoComm Leasing and of USD 151m with China Development Bank Financial Leasing. The leasing facilities with BoComm Leasing consist of a USD 52m leasing facility expiring in 2025, a USD 7m leasing facility to finance scrubber and ballast water treatment systems expiring in 2024 and a leasing facility of USD 100m for financing three LR2 vessels. Two of the three LR2 vessels were refinanced from the loan facility with China Export-Import Bank and one of them was acquired by TORM in 2021. Further, TORM has a leasing facility with BoComm Leasing of USD 38m for the newbuilding LR2 vessel delivered in 2021 and a committed leasing facility to finance the remaining newbuilding on order. As of 31 December 2021, the scheduled minimum payments on lease agreements in 2022 were USD 37m.

NOTE 2 - continued

TORM's debt facilities include financial covenants related to:

- Minimum liquidity (cash and cash equivalents minimum amount requirement at all times)
- Minimum security value (loan-to-value for individual borrowings)
- Equity ratio (minimum level)

During 2021, 2020 and 2019, TORM did not have any covenant breaches.

SUBSEQUENT EVENTS

On 05 January 2022, TORM took delivery of the LR2 newbuilding vessel TORM Houston and subsequently sold the vessel to new owners in a sale and leaseback financing transaction which included purchase options for TORM.

On 06 January 2022, the MR vessel TORM Astrid was delivered upon completion of a sale and leaseback financing transaction which included purchase options for TORM.

On 15 February 2022, the Handysize vessel TORM Tevere was sold to new owners with expected delivery during the first half of 2022.

The geopolitical risk increased significantly following Russia's invasion of Ukraine in February 2022. The sanctions imposed on Russia by the Western nations increased uncertainty on the general energy market, sending the price of crude oil to the highest level since 2014. The initial sanctions were not targeting the oil trade, however, the uncertainty and potential for re-routing of trade flows sent the crude tanker freight rates in the European markets upwards. Due to the continuous development and complexity of the situation, the impact on the tanker markets going forward is uncertain. Considering our current customer base, main suppliers and financial counterparties as well as covenants in our loan facilities, we do not expect any direct impact on our operations although we expect increased volatility in freight rates, bunker cost, foreign exchange rates, and vessel values.

NOTE 3 – STAFF COSTS

EMPLOYEE INFORMATION

The majority of the staff on vessels are not employed by TORM. Staff costs included in operating expenses relate to the 106 seafarers employed under Danish contract (2020: 109, 2019: 108).

The average number of employees is calculated as a full-time equivalent (FTE).

The Executive Director is, in the event of termination by the Company, entitled to a severance payment of up to 12 months' salary.

USDm	2021	2020	2019
Total staff costs			
Staff costs included in operating expenses	9.7	9.2	8.1
Staff costs included in administrative expenses	42.4	41.5	37.7
Total	52.1	50.7	45.8
Staff costs comprise the following			
Wages and salaries	42.1	42.3	37.2
Share-based compensation	2.3	1.7	1.9
Pension costs	3.6	3.3	3.5
Other social security costs	1.3	1.3	0.9
Other staff costs	2.8	2.1	2.3
Total	52.1	50.7	45.8
Average number of permanent employees			
Seafarers	106	109	108
Land-based	341	332	313
Total	447	441	421

The majority of seafarers on vessels are on short-term contracts. The number of seafarers on short-term contracts in 2021 was on average 1,449 (2020: 1,474, 2019: 1,510). Total seafarers' costs in 2021 was USD 75.9m (2020: USD 80.5m, 2019: USD 79.5m), which is included in "Operating expenses".

TORM ANNUAL REPORT 2021

CONSOLIDATED FINANCIAL STATEMENTS1 126

NOTE 3 - continued

USD '000	2021	2020	2019
Non-Executive Board and Committee Remuneration, short term			
Christopher H. Boehringer	235	256	252
David Weinstein	234	200	198
Göran Trapp	176	172	170
Torben Janholt	-	89	170
Annette Justad	176	139	-
Total	821	856	790

Executive Management

USD '000	Salary	Taxable benefits	Annual perfor-mance bonus	Total
Executive Management Remuneration				
Jacob Meldgaard				
2019, TORM A/S[1]	962	41	1,126	2,129
2019, TORM plc[1]	79	-	-	79
2020, TORM A/S[1]	1,052	41	1,262	2,355
2020, TORM A/S adjustment[1]	-	-	-125	-125
2020, TORM plc[1]	77	-	-	77
2021, TORM A/S[1]	1,161	44	1,161	2,366
2021, TORM plc[1]	82	-	-	82

[1] Paid by legal entity as noted.

As discussed in the 2020 Annual Report, at the time of issue the CEO's bonus figure had yet to be agreed and instead the Annual Report 2020 included an estimate of DKK 8.4m (USD 1.262m), equating to 120% of his base salary. After final agreement by the Remuneration Committee, the CEO's bonus figure was set at DKK 7,000 (USD 1,137m), equating to 100% of his base salary. Key management personnel consists of the Board of Directors and the Executive Director.

Senior Management Team

The aggregated compensation paid by the Group to the three (2020: 3) other members of the Senior Management Team in 2021 (excluding Jacob Meldgaard) was USD 2.2m (2020: USD 2.1m 2019: USD 1.7m), which includes an aggregate of USD 0.1m (2020: USD 0.1m, 2019: USD 0.1m) allocated for pensions (defined contribution plans) for these individuals.

NOTE 3 - continued

LTIP element of Jacob Meldgaard's remuneration package 2021:		
Grant Date	25-Apr-18	18-Mar-21
RSU LTIP grant[1]	766,035	255,200
Exercise price per share	DKK 53.7	DKK 53.5
RSU grant value assuming 100% vesting	USD 0.9m	USD 0.6m

[1] LTIP award is fixed by the Board of Directors and was communicated via company announcement no. 10 of 25 April 2018 and announcement no. 7 dated 18 March 2021, therefore there is no minimum or maximum for 2018 and 2021.

TORM operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of shares is recognized as expense and allocated over the vesting period. Employment in TORM throughout the period is in most cases a prerequisite for upholding the full vesting rights in the RSU program. For good leavers subject to the Danish Stock Options Act, the RSUs will vest in accordance with the vesting schedule, but for all other leavers, all unvested RSU's shall be immediately forfeited for no consideration. Options are granted under the plan for no consideration and carry no dividend or voting rights.

In accordance with its Remuneration Policy, TORM has granted the CEO a number of Restricted Share Units (RSUs), which were communicated in company announcement no. 2 dated 18 January 2016, company announcement no. 10 dated 25 April 2018, and company announcement no. 7 dated 18 March 2021. There are no performance conditions associated with the grant of RSUs.

The original RSUs granted to the CEO in 2016 amounted to 1,276,725 and vested over a five-year period, with one fifth of the grant amount vesting at each anniversary during the five-year period. The exercise price for the 2016 RSUs was DKK 96.3. As of 01 January 2017, one fifth of the original grant, amounting to 255,345, vested with an exercise period ending 31 December 2017. None of these RSUs were exercised. As of 01 January 2018, one fifth of the original grant, amounting to 255,345, vested with an exercise period ending 31 December 2018. None of these RSUs were exercised.

TORM ANNUAL REPORT 2021

CONSOLIDATED FINANCIAL STATEMENTS1 127

NOTE 3 - continued

As detailed in company announcement no. 10 issued on 25 April 2018, the CEO was granted a total of 766,035 RSUs with effect as of 01 January 2018, which will vest in equal instalments over the next three years. The RSU grant corresponds to the unvested portion (60%) of the CEO's original five-year grant from 2016. It has been agreed that the CEO will not exercise the original RSUs. The exercise price for each RSU is DKK 53.7, corresponding to the average price of TORM shares during 90 calendar days preceding the approval at TORM plc's AGM on 12 April 2018 plus a 15% premium.

Vested RSUs may be exercised for a period of 360 days from each vesting date. As of 01 January 2019, one fifth of the grant, amounting to 255,345, vested with an exercise period ending 31 December 2019. These RSUs amounting to one third of the re-grant issued on 25 April 2018 were exercised. In November 2019, 255,345 RSUs were exercised by Executive Director Jacob Meldgaard. The total value of the RSU allocation is calculated based on the Black-Scholes model and is included in the overall cost estimate for the Company's Long-Term Incentive Program (LTIP) (cf. company announcements dated 18 January 2016, 8 March 2016 and 25 April 2018).

The value of the 2018 grant, USD 0.9m, is estimated taking into account that as part of the grant the CEO will not exercise the unvested portion of the 2016 grant. The valuation is based on the Black-Scholes model with an exercise price of DKK/share 53.7, a market value of one TORM A-share of DKK 49.5 (the closing price per A-share at the time of allocation and assuming 100% vesting).

The single figure remuneration table for the CEO does not include any amounts in relation to the RSU awards since, as of the date each tranche vested, the Company's share price was less than the exercise price. As detailed in company announcement no. 7 issued on 18 March 2021, the CEO was granted a total of 255,200 RSUs with effect as of 01 January 2022, which will vest in equal instalments over the next three years. The exercise price for each RSU is DKK 53.5, corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc's 2020 Annual Report plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date

NOTE 3 - continued

Long-term employee benefit obligations

The obligation comprises an obligation under the incentive programs to deliver Restricted Share Units in TORM plc at a determinable price to the entity's key personnel. The RSUs granted entitle the holder to acquire one TORM A-share.

The program comprises the following number of shares in TORM plc:

Number of shares (1,000)	2021	2020	2019
Outstanding as of 1 January	2,187.5	2,228.3	2,719.1
Granted during the period	1,355.1	1,047.4	1,001.1
Exercised during the period	-409.4	-107.7	-529.4
Expired during the period	-760.3	-980.5	-785.3
Forfeited during the period	-	-	-177.2
Outstanding as of 31 December	2,372.9	2,187.5	2,228.3
Exercisable as of 31 December	-	-	-

In 2019, the Board agreed to grant a total of 1,001,100 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set to DKK 49.7. The exercise period is 12 months after the vesting date. The fair value of the options granted in 2019 was determined using the Black-Scholes model and is not material. The average remaining contractual life for the restricted shares as per 31 December 2019 is 1.5 years.

In 2020, the Board agreed to grant a total of 1,047,389 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set to DKK 69.9. The exercise period is 12 months after the vesting date. The fair value of the options granted in 2020 was determined using the Black-Scholes model and is not material. The average remaining contractual life for the restricted shares as per 31 December 2020 is 1.5 years.

In 2021, the Board agreed to grant a total of 1.355,121 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set to DKK 53.5. The exercise period is 12 months after the vesting date. The fair value of the options granted in 2021 was determined using the Black-Scholes model and is not material. The average remaining contractual life for the restricted shares as per 31 December 2021 is 1.5 years.

ACCOUNTING POLICIES

Employee benefits

Wages, salaries, social security contributions, holiday and sick leave, bonuses and other monetary and non-monetary benefits are recognized in the year in which the employees render the associated services. Please also refer to the accounting policy for share-based payment.

TORM ANNUAL REPORT 2021

CONSOLIDATED FINANCIAL STATEMENTS1 128

NOTE 3 - continued

Pension plans

The Group has entered into defined contribution plans only. Pension costs related to defined contribution plans are recorded in the income statement in the year to which they relate.

Share-based payments

The Group makes equity-settled share-based payments to certain employees, which are measured at fair value at the date of grant and expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares which will eventually vest. The fair value of the share schemes is calculated using the Black-Scholes model at the grant date.

NOTE 4 – REMUNERATION TO AUDITORS APPOINTED AT THE PARENT COMPANY'S ANNUAL GENERAL MEETING

USDm	2021	2020	2019
Audit fees			
Fees payable to the Company's auditor for the audit of the			
Company's annual accounts	0.5	0.4	0.4
Audit of the Company's subsidiaries pursuant to legislation	0.3	0.2	0.2
Total audit fees	0.8	0.6	0.6
Non-audit fees			
Audit-related services	0.1	0.0	0.1
Tax services	0.1	0.1	-
Total non-audit fees	0.2	0.1	0.1
Total	1.0	0.7	0.7

Under SEC regulations, the remuneration of the auditor of USD 1.0m (2020: USD 0.7m, 2019: USD 0.7m) is required to be presented as follows: Audit USD 0.8m (2020: USD 0.6m, 2019: USD 0.6m), Audit-related USD 0.1m (2019: other audit related services USD 0.1m) and tax services USD 0.1m (2020: tax related services USD 0.1m).

EY was appointed as the Group's auditors for the year ended 31. December 2020. Accordingly, comparative figures in the table above for the year ended 31 December 2019 is in respect of remuneration paid to the Group's previous auditor, Deloitte.

Our Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

NOTE 5 – LOAN RECEIVABLES

USDm	2021	2020	2019
Loan receivables			
Cost:			
Balance as of 1 January	4.7	4.7	-
Additions during the year	-	-	4.7
Balance as of 31 December	4.7	4.7	4.7
Expected credit loss:			
Balance as of 1 January	0.1	0.1	-
Additions during the year	-	-	0.1
Balance as of 31 December	0.1	0.1	0.1
Carrying amount as of 31 December	4.6	4.6	4.6

These loans were issued as part of sale and lease back transactions in 2019 for two MR vessels. The loans will mature in 2026 and have an interest rate applicable, fixed at 1% per annum.

Expected credit loss is recognized based on the 12-month expected credit losses.

ACCOUNTING POLICIES

Loan receivables

Loan receivables are initially recognized on the balance sheet as fair value less transaction costs. Subsequent to initial recognition, loan receivables are measured at amortized cost. Amortized cost is defined as the amount initially recognized reduced by principal repayments and allowances for the expected credit loss (ECL).

TORM ANNUAL REPORT 2021

CONSOLIDATED FINANCIAL STATEMENTS1 129

NOTE 6 – TANGIBLE FIXED ASSETS

USDm	2021	2020	2019
Land and buildings			
Cost:			
Balance as of 1 January	11.7	10.4	9.9
Exchange rate adjustment	-0.1	-	-
Additions	0.1	1.3	0.5
Disposals	-0.8	-	-
Balance as of 31 December	10.9	11.7	10.4
Depreciation:			
Balance as of 1 January	4.6	2.3	-
Disposals	-0.8	-	-
Depreciation for the year	2.3	2.3	2.3
Balance as of 31 December	6.1	4.6	2.3
Carrying amount as of 31 December	4.8	7.1	8.1

NOTE 6 - continued

USDm	2021	2020	2019
Vessels and capitalized dry-docking			
Cost:			
Balance as of 1 January	2,160.1	2,064.2	1,886.3
Additions	290.3	102.5	81.3
Disposals	-40.9	-29.8	-25.6
Transferred from prepayments	78.6	148.1	252.3
Transferred to assets held for sale	-44.8	-124.9	-130.1
Balance as of 31 December	2,443.3	2,160.1	2,064.2
Depreciation:			
Balance as of 1 January	406.2	360.6	327.6
Disposals	-40.9	-29.8	-25.6
Depreciation for the year	126.2	118.4	106.5
Transferred to assets held for sale	-16.5	-43.0	-47.9
Balance as of 31 December	475.0	406.2	360.6
Impairment:			
Balance as of 1 January	31.4	28.8	162.1
Impairment losses on tangible fixed assets	4.6	11.1	6.0
Reversal of impairment [1)]	-	-	-120.0
Transferred to assets held for sale	-5.5	-8.5	-19.3
Balance as of 31 December	30.5	31.4	28.8
Carrying amount as of 31 December	1,937.8	1,722.5	1,674.8

[1)] For additional information regarding impairment considerations, please refer to Note 8.

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 65.9m (2020: USD 66.1m, 2019: USD 60.7m).

Included in the carrying amount of "Vessels and capitalized drydocking" are vessels on short term time charter leases (as lessor) in the amount of USD 247.6m (2020: 201.1m, 2019: 75.9m). Please refer to Note 19 for expected redelivery of the vessels.

TORM ANNUAL REPORT 2021

CONSOLIDATED FINANCIAL STATEMENTS1 130

NOTE 6 - continued

USDm	2021	2020	2019
Prepayments on vessels			
Cost:			
Balance as of 1 January	12.0	95.0	45.5
Additions	78.6	65.1	301.8
Transferred to vessels	-78.6	-148.1	-252.3
Balance as of 31 December	12.0	12.0	95.0
Carrying amount as of 31 December	12.0	12.0	95.0

During the year borrowing costs of USD 0.6m (2020: 0.0m, 2019: 0.0m) have been capitalized. The capitalization rate was 3.7% (2020: 0.0%, 2019: 0.0%)

USDm	2021	2020	2019
Other plant and operating equipment			
Cost:			
Balance as of 1 January	7.6	8.1	6.1
Exchange rate adjustment	-0.1	-	-
Additions	1.9	3.8	2.2
Disposals	-0.1	-4.3	-0.2
Balance as of 31 December	9.3	7.6	8.1
Depreciation:			
Balance as of 1 January	0.8	3.8	2.8
Exchange rate adjustment	-0.1	-	-
Disposals	-0.1	-4.2	-
Depreciation for the year	2.4	1.2	1.0
Balance as of 31 December	3.0	0.8	3.8
Carrying amount as of 31 December	6.3	6.8	4.3

For information on assets provided as collateral security, please refer to Note 17. Please refer to Note 8 for information on impairment testing.

The depreciation expense related to "Other plant and operating equipment" of USD 2.4m relates to "Administrative expense" (2020: USD 1.2m, 2019: USD 1.0m). Depreciation and impairment losses on tangible fixed assets on "Vessels and capitalized dry-docking" relate to operating expenses.

NOTE 6 - continued

ACCOUNTING POLICIES

Vessels

Vessels consist of owned vessels and leased vessels. The accounting policy for leased vessels is specified under "Leases". Owned vessels are measured at cost less accumulated depreciation and accumulated impairment losses. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use, including interest expenses incurred during the period of construction. All major components of vessels (scrubbers, etc.) except for dry-docking costs are depreciated on a straight-line basis to the estimated residual value over their estimated useful life, which TORM estimates to be 25 years. TORM considers that a 25-year depreciable life is appropriate and consistent with what is used by other shipowners with comparable tonnage. Depreciation is based on cost less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The useful life and the residual value of the vessels are reviewed at least at each financial year-end based on market conditions, regulatory requirements, and TORM's business plans.

TORM also evaluates the carrying amounts to determine if events have occurred which indicate impairment and would require a modification of the carrying amounts at the reporting date. Prepayment on vessels is measured at costs incurred.

Dry-docking

Approximately every 24 and 60 months, depending on the nature of work and external requirements, the vessels are required to undergo planned dry-dockings for replacement of certain components, major repairs and major maintenance of other components, which cannot be carried out while the vessels are operating. These dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking. The residual value of such components is estimated at nil. The useful life of the dry-docking costs is reviewed at least at each financial year-end based on market conditions, regulatory requirements, and TORM's business plans. A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next dry-docking. Depreciation thereof is carried over the period until the next dry-docking. For newbuildings, the initial dry-docking asset is estimated based on the expected costs related to the first-coming dry-docking, which again is based on experience and past history of similar vessels. For second-hand vessels, a dry-docking asset is also segregated and capitalized separately, taking into account the normal docking intervals of the vessels.

At subsequent dry-dockings, the costs comprise the actual costs incurred at the dry-docking yard. Dry-docking costs may include the cost of hiring crews to carry out replacements and repairs, the cost of parts and materials used, the cost of travel, lodging and supervision of Company personnel as well as the cost of hiring third-party personnel to oversee a dry-docking. Dry-docking activities include, but are not limited to, the inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of anti-fouling and hull paint, steel repairs as well as refurbishment and replacement of other parts of the vessel.

TORM ANNUAL REPORT 2021

CONSOLIDATED FINANCIAL STATEMENTS1 131

TORM ANNUAL REPORT 2021 CONSOLIDATED FINANCIAL STATEMENTS1 132 NOTE 6 - continued Prepayments on vessels Prepayments consist of prepayments related to newbuilding contracts for vessels not yet delivered and include the share of borrowing costs directly attributable to the acquisition of the underlying vessel. When a vessel is delivered, the prepaid amount is reallocated to the financial statement line “Vessels and capitalized dry- docking”. Land and buildings and other plant and operating equipment Land and buildings and other plant and operating equipment consist of leaseholds regarding office buildings, leasehold improvements, company cars, IT equipment and software and is measured at historical cost less accumulated depreciation and any impairment loss. Any subsequent cost is included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits are associated with the item and the cost of the item can be measured reliably. Depreciation is based on the straight-line method over the estimated useful life of the assets. The current estimates are: • Land and buildings • Office buildings: Over the shorter of the remaining leasing term and the estimated useful life • Leasehold improvements: Over the shorter of the remaining leasing term and the estimated useful life • Other plant and operating equipment • Company cars: Over the lease term, typically 3 years • IT equipment: 3–5 years • Software: 3–5 years • Other equipment 3–5 years The depreciation commences when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by Management. For a right-of-use asset, depreciation commences at the commencement date of the lease. Assets held for sale Assets are classified as held-for-sale if the carrying amount will be recovered principally through a sales transaction rather than through continuing use. This condition is regarded as met only when the asset is available for immediate sale in its present condition subject to terms which are usual and customary for sales of such assets, and when its sale is highly probable. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. Assets held for sale mainly refer to vessels being sold and are measured at the lower of their previous carrying amount and fair value less costs to sell. Gains are recognized on delivery to the new owners in the income statement in the item “Profit from sale of vessels”. Anticipated losses are recognized at the time when the asset is classified as held-for-sale in the item “Impairment losses on tangible and intangible assets”. NOTE 7 – LEASING TORM leases office buildings, some vehicles, and other administrative equipment. With the exception of short- term leases and leases of low-value assets, each lease is reflected on the balance sheet as a right-of-use asset with a corresponding lease liability. The right-of-use assets are included in the financial statement line item in which the corresponding underlying assets would be presented if they were owned. Please refer to Note 6. As of 31 December 2021, TORM had recognized the following right-of-use assets: USDm Land and buildings Other plant and operating equipment Cost: Balance as of 1 January 11.7 0.6 Exchange rate adjustments -0.1 - Additions 0.1 0.2 Disposals -0.8 -0.1 Balance as of 31 December 10.9 0.7 Depreciation: Balance as of 1 January 4.6 0.4 Disposals -0.8 -0.1 Depreciation for the year 2.3 0.2 Balance as of 31 December 6.1 0.5 Carrying amount as of 31 December 4.8 0.2

TORM ANNUAL REPORT 2021 CONSOLIDATED FINANCIAL STATEMENTS1 133 NOTE 7 - continued USDm Vessels and capitalized dry- docking Land and buildings Other plant and operating equipment Cost: Balance as of 1 January 2020 42.4 10.4 0.6 Additions 1.3 0.0 Disposals -42.4 -0.0 -0.0 Balance as of 31 December 2020 - 11.7 0.6 Depreciation: Balance as of 1 January 2019 15.5 2.3 0.2 Disposals -17.1 - 0.0 Depreciation for the year 1.6 2.3 0.2 Balance as of 31 December 2020 - 4.6 0.4 Carrying amount as of 31 December 2020 - 7.1 0.2 The sale and leaseback transactions relating to vessels were all classified as financing arrangements prior to implementation of IFRS 16 and did not result in derecognition of the underlying assets as control was retained by the Group. During 2020, the vessels were disposed. NOTE 7 - continued USDm Vessels and capitalized dry- docking Land and buildings Other plant and operating equipment Cost: Balance as of 1 January 2019 43.3 9.9 0.3 Additions 1.8 0.5 0.4 Disposals -2.7 - -0.1 Balance as of 31 December 2019 42.4 10.4 0.6 Depreciation: Balance as of 1 January 2019 13.4 - - Disposals -2.7 - - Depreciation for the year 4.8 2.3 0.2 Balance as of 31 December 2019 15.5 2.3 0.2 Carrying amount as of 31 December 2019 26.9 8.1 0.4 The table below describes the nature of the Group’s leasing activities by type of right-of-use asset recognized on the balance sheet as of 31 December 2021: Land and buildings Other plant and operating equipment No. of right-of-use assets leased 12 14 Range of remaining term 0-6 years 0-3 years Average remaining lease term 1.6 years 1.4 years No. of leases with extension options 7 13 No. of leases with options to purchase - - No. of leases with termination options 7 14 Lease liabilities regarding right-of-use assets are included on the balance sheet under “Borrowings”.

NOTE 7 - continued

USDm	2021	2020	2019
Maturity analysis - contractual undiscounted cash flow			
Less than one year	2.8	2.8	7.5
One to five years	3.0	5.9	27.6
More than five years	0.1	0.1	0.1
Total undiscounted lease liabilities as of 31 December	5.9	8.8	35.2
Lease liabilities included under "Borrowings" as of 31 December	5.6	8.3	30.6
Non-current	3.7	6.2	10.2
Current	1.9	2.1	20.4

Extension and termination options are included in several leases in order to optimize operational flexibility in terms of managing contracts. The lease term determined by TORM is the non-cancellable period of a lease, together with any extension/termination options if these are/are not reasonably certain to be exercised.

Lease payments not recognized as a liability

TORM has elected not to recognize a lease liability for short-term leases (leases of an expected term of 12 months or less) or for leases of low value assets. Payments made under such leases are expensed on a straight-line basis. The expenses relating to payments not recognized as a lease liability are insignificant.

Cash outflow for leases

The total cash outflow for leases amounts to USD 2.8m (2020: 2.3m, 2019: 2.9m).

NOTE 7 - continued

ACCOUNTING POLICIES

TORM assesses whether a contract is or contains a lease at inception of the contract and recognizes right-of-use assets and corresponding lease liabilities at the lease commencement date, except for short-term leases and leases of low value. For these leases, TORM recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Agreements to charter in vessels and to lease land and buildings and other plant and operating equipment for which TORM substantially has the control are recognized on the balance sheet as right-of-use assets and initially measured at cost, which comprises the initial amount of the lease liabilities adjusted for any lease payments made at or before the commencement date. Subsequently the right-of-use assets are measured at cost less accumulated depreciation and impairment losses. The right-of-use assets are depreciated and written down under the same accounting policy as the assets owned by the Company or over the lease period depending on the lease terms.

The corresponding lease obligation is recognized as a liability in the balance sheet under "Borrowings" and initially measured at the present value of the lease payments that are not paid at the commencement date, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. Subsequently lease liabilities are measured at amortized cost using the effective interest method, where the lease liabilities are remeasured when there is a change in future lease payments.

Leases to charter out vessels are classified as operating leases as the leases are short term in nature and usually less than one year. Chartered out vessels are presented as part of Vessels and capitalized dry-docking. Please refer to Note 6. The lease income is recognized in the income statement on a straight-line basis over the lease term.

Following a sale transaction, for agreements to immediately charter-in the related vessels (sale and leaseback) but for which TORM maintains substantially all the risks and rewards incidental to economic ownership including repurchase options at lower value that the initial sales price, the proceeds received are presented as a financial liability in "Borrowings". No gain or loss is recorded, and the asset remains recognized on the balance sheet.

TORM ANNUAL REPORT 2021

CONSOLIDATED FINANCIAL STATEMENTS1 134

NOTE 8 – IMPAIRMENT TESTING

As of 31 December 2021 and 2020, Management tested the carrying amount of its fleet for impairment within CGUs, being the Main Fleet and the two handysize vessels. Each CGU sits within a single reportable segment – the Tanker Segment – and comprises the following groups of vessels:

Main Fleet: Comprising TORM's LR1/LR2 and MR vessels, the Main Fleet is operated collectively as a combined internal pool, employed principally in the spot market and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications. All vessels in the Main Fleet are able to handle multiple sizes of refined oil cargoes and sail all seas and oceans, over both shorter and long distances. Given the technical specifications and capacity of vessels, the Main Fleet is relatively homogenous with a very high degree of interoperability. The main fleet includes the 2021 acquired MR vessels with chemical trading capability, which are operated as all other product tanker vessels.

Handysize: Comprising two product tankers with a cargo carrying capacity of 35,000–37,000 dwt, these smaller vessels are typically used in shorter and coastal trade routes, including for transportation of various clean petroleum products within Europe and in the Mediterranean.

In both years, the recoverable amount of the CGUs was based on their value in use. The results of impairment testing are summarized as follows:

	Impairment losses and (reversals)		Discount rate applied		Recoverable amount		Excess values (value in use over carrying amount)	
	2021	2020	2021	2020	2021	2020	2021	2020
CGU	USDm	USDm	%	%	USDm	USDm	USDm	USDm
Main Fleet	-	-	6.7	7.0	2,276	1,747	269	8
Handysize	-	5.5	6.7	7.0	26	27	0	0
Total	-	5.5			2,302	1,774	269	8

Based on this review, Management concluded that as of 31 December 2021

- Assets within the Main Fleet were not impaired as the value in use was higher than the carrying amount
- The two handysize vessels were not impaired as the value in use was in line with the carrying amount on a vessel-by-vessel basis

Impairments recognized during 2021 of USD 4.6m (2020: USD 5.6m) as set out in Note 6 relate to the disposal of individual vessels during the year.

The impairment test is sensitive to reasonably possible changes in key assumptions. These sensitivities are set out on the next page.

NOTE 8 - continued

KEY ASSUMPTIONS USED IN THE DETERMINATION OF VALUE IN USE

The assessment of the value in use of each CGU was based on the net present value of the expected future cash flows. The freight rate estimates in the period 2022-2024 are based on TORM's business plans. Beyond 2024, the freight rates are based on TORM's 10-year historical average rates, adjusted for expected inflation of 2% in line with US Federal Reserve and ECB target over the medium term. TORM believes that the approach used for long-term rates appropriately reflects the cyclical nature of the shipping industry and is the most reliable estimate for periods beyond those included in its three-year business plan.

TORM's business plans for 2022-2024 and beyond also include the anticipated benefit arising from the installation of scrubbers on certain of the Group's vessels (the "scrubber premium"), based on current market differentials between the cost of heavy and low sulphur fuel oil.

As part of determining fair value, the impact from climate changes and the climate agenda on the global oil demand, emission regulations and operating expenses, etc., have been considered with focus on the short to medium term implications and our commitment to reduce CO_2 emissions by 40% by 2025 and 45% by 2030. However, no adverse impact from climate changes have been anticipated in impairment testing our current fleet. We continue to monitor the development closely and are working on more specific plans for our ambition to have zero CO_2 emissions from operating our fleet by 2050, which may impact our impairment testing in the future.

The discount rate used in the value in use calculation is based on a Weighted Average Cost of Capital (WACC) of 6.7% as of 31 December 2021 (2020: 7.0%, 2019: 7.5%). WACC is calculated by using a standard WACC model in which cost of equity, cost of debt and capital structure are the key parameters.

As of 31 December 2021, the 10-year historical average spot freight rates used in the value in use calculation are as follows:

- LR2: USD/day 19,111 (2020: USD/day 18,884, 2019: USD/day 17,986)
- LR1: USD/day 17,856 (2020: USD/day 17,443, 2019: USD/day 17,060)
- MR: USD/day 16,044 (2020: USD/day 16,076, 2019: USD/day 15,802)
- Handysize: USD/day 13,208 (2020: USD/day 13,435, 2019: USD/day 13,601)

TORM ANNUAL REPORT 2021

CONSOLIDATED FINANCIAL STATEMENTS1 135

NOTE 8 - continued

Operating expenses and administrative expenses are estimated based on TORM's business plans for the period 2022-2024. Beyond 2024, operating expenses are adjusted for 2% inflation (2020: 2%) and administrative expenses are adjusted for 2% inflation (2020: 2%) in line with US Federal Reserve and ECB target over the medium term.

The product tankers are expected to generate normal income for 25 years from delivery from the shipyard. Given the current age profile of the tanker fleet, the average remaining life would be approximately 14 years (2020: approximately 15 years). The estimated residual value of the vessels is based on TORM's green recycling policy.

The impairment test is sensitive to reasonably possible changes in the key assumptions, which may result in future impairments. These are related to the future development in freight rates, the WACC applied as discounting factor in the calculations, and the development in operating expenses. All other things being equal, the sensitivities to the value in use have been assessed as follows:

- An increase/decrease in the tanker freight rates of USD/day 1,000 would result in an increase/decrease in the value in use of USD 285m and USD 6m for the Main Fleet and the two handysize vessels, respectively
- An increase/decrease in WACC of 1.0% would result in an increase/decrease in the value in use of approx. USD 148-167m and USD 2m for the Main Fleet and the two handysize vessels, respectively
- An increase/decrease in operating expenses of 10.0% would result in a decrease/increase in the value in use of USD 201m and USD 4m for the Main Fleet and the two handysize vessels, respectively

As outlined above, the impairment test has been prepared on the basis that the Company will continue to operate its vessels as a fleet in the current set-up.

The fair value based on broker values for vessels in the Main Fleet including the order book and chartered-in vessels was USD 1,892m (2020: USD 1,577m), which is USD 72m below the carrying amount (2020: which was USD 245m below the carrying amount). The fair value based on broker values for the Handy vessels was 21m (2020: USD 22m), which is USD 3m below the carrying amount (2020: which was USD 10m below the carrying amount).

ACCOUNTING POLICIES

Impairment of assets

Non-current assets are reviewed at the reporting date to determine any indication of impairment including a significant decline in either the assets' market value, increase to market rates of return or in the cash flows expected to be generated by the fleet. If impairment indicator(s) exists, an impairment test on a cash-generating unit (CGU) level will be performed. A cash-generating unit is determined as the smallest group of assets that generates independent cash inflows. An asset/CGU is impaired if the recoverable amount is below the carrying amount.

NOTE 8 - continued

The recoverable amount of the CGU is estimated as the higher of fair value less costs of disposal and value in use. The value in use is the present value of the future cash flows expected to be derived from a cash generating unit (CGU), utilizing a pre-tax discount rate that reflects current market estimates of the time value of money and the risks specific to the unit for which the estimates of future cash flows have not been adjusted. If the recoverable amount is less than the carrying amount of the cash generating unit, the carrying amount is reduced to the recoverable amount.

The impairment loss is recognized immediately in the income statement. Where an impairment loss subsequently reverses, the carrying amount of the cash generating unit is increased to the revised estimate of the recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined, had no impairment loss been recognized in prior years.

The Management in TORM has assessed that TORM has three CGUs, being the Main Fleet and the two handysize vessels.

For the purpose of assessing impairment, assets and time charter and bareboat contracts are grouped at the lowest levels at which impairment is monitored for internal management purposes.

NOTE 9 – NON-CURRENT ASSETS

The Company's non-current assets are domiciled in the following countries:

USDm	2021	2020
UK	4.7	4.7
Denmark	1,442.9	1,199.9
Singapore	516.7	546.3
Other	2.7	3.7
Not allocated	0.7	0.4
Non-current assets	1,967.7	1,755.0

TORM ANNUAL REPORT 2021 CONSOLIDATED FINANCIAL STATEMENTS1 136

NOTE 10 – FINANCIAL ITEMS

USDm	2021	2020	2019
Financial income			
Interest income from cash and cash equivalents, including restricted cash [1]	0.2	0.5	2.5
Exchange rate adjustments, including gain from forward exchange rate contracts	-	-	0.3
Total	0.2	0.5	2.8
Financial expenses			
Interest expenses on borrowings [1]	40.0	45.6	36.9
Financial expenses arising from lease liabilities regarding right-of-use assets	0.3	1.5	2.4
Exchange rate adjustments, including loss from forward exchange rate contracts	0.5	1.0	0.2
Commitment fee	1.1	1.5	1.9
Amortization of interest rate swaps	1.4	-	-
Ineffectiveness on interest rate swaps	-1.2	-	-
Other financial expenses	0.3	0.3	0.5
Total	42.4	49.9	41.9
Total financial items	-42.2	-49.4	-39.1

[1] Interest for financial assets and liabilities not at fair value through profit and loss.

ACCOUNTING POLICIES

Financial income

Financial income comprises interest income, realized and unrealized exchange rate gains relating to transactions in currencies other than the functional currency, realized gains from other equity investments and securities, unrealized gains from securities, dividends received and other financial income. Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate. Dividends from other investments are recognized when the right to receive payment has been decided, which is typically when the dividend has been declared and can be received without conditions.

NOTE 10 - continued

Financial expenses

Financial expenses comprise interest expenses, financing costs of leases liabilities, realized and unrealized exchange rate losses relating to transactions in currencies other than the functional currency, realized losses from other equity investments and securities, unrealized losses from securities and other financial expenses including payments under interest rate hedge instruments. Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate.

NOTE 11 – FREIGHT RECEIVABLES

USDm	2021	2020	2019
Analysis as of 31 December of freight receivables:			
Gross freight receivables:			
Not due	43.4	17.9	39.8
Due < 30 days	17.9	10.8	22.5
Due between 30 and 180 days	23.2	23.7	25.3
Due > 180 days	2.6	12.0	6.0
Total gross	87.1	64.4	93.6
Allowance for expected credit loss	3.1	5.8	3.7
Total net	84.0	58.6	89.9

Management makes allowance for expected credit loss based on the simplified approach to provide for expected credit losses, which permits the use of the lifetime expected loss provision for all trade receivables. Expected credit loss for receivables overdue more than 180 days is 25%-100%, depending on the category of the receivable. Expected credit loss for receivables overdue more than one year is 100%.

TORM ANNUAL REPORT 2021

CONSOLIDATED FINANCIAL STATEMENTS1 137

NOTE 11 - continued

Movements in provisions for impairment of freight receivables during the year are as follows:

USDm	2021	2020	2019
Allowance for expected credit loss			
Balance as of 1 January	5.8	3.7	1.7
Adjustment to prior years	-	-	1.5
Provisions for the year	0.7	3.1	2.4
Provisions reversed during the year	-3.4	-1.0	-1.9
Balance as of 31 December	3.1	5.8	3.7

Allowance for expected credit loss of freight receivables has been recognized in the income statement under "Port expenses, bunkers and commissions".

Allowance for expected credit loss of freight receivables is calculated using an ageing factor as well as specific customer knowledge and is based on a provision matrix on days past due.

All allowance for expected credit loss relates to receivables due > 180 days.

ACCOUNTING POLICIES

Receivables

Outstanding freight receivables and other receivables which are expected to be realized within 12 months from the balance sheet date are classified as "Freight receivables" or "Other receivables" and presented as current assets.

Receivables are at initial recognition measured at their transaction price less allowance for expected credit losses over the lifetime of the receivable and are subsequently measured at amortized cost adjusted for changes in expected credit losses. Derivative financial instruments included in other receivables are measured at fair value.

Expected credit losses

Expected credit losses at initial recognition are determined using an ageing factor as well as a specific customer knowledge, such as customers' ability to pay, considering historical information about payment patterns, credit risks, customer concentrations, customer creditworthiness as well as prevailing economic conditions. The estimates are updated subsequently, and if the debtor's ability to pay is becoming doubtful, expected credit losses are calculated on an individual basis. When there are no reasonable expectations of recovering the carrying amount, the receivable is written off in part or entirely.

NOTE 12 – OTHER RECEIVABLES

USDm	2021	2020	2019
Partners and commercial managements	-	-	1.9
Derivative financial instruments	8.3	4.5	0.5
Escrow accounts	27.4	14.9	-
Other	4.3	5.5	3.8
Balance as of 31 December	40.0	24.9	6.2

No significant other receivables are past due or credit impaired.

The carrying amount is a reasonable approximation of fair value due to the short-term nature of the receivables. Please refer to Note 22 for further information on fair value hierarchies.

NOTE 13 – TAX

USDm	2021	2020	2019
Tax for the year			
Current tax for the year	0.6	0.4	0.9
Adjustments related to previous years	-0.1	0.1	-0.4
Adjustment of deferred tax	-0.1	-	-
Income tax charge for the year	0.4	0.5	0.5
Tonnage tax charge for the year	0.9	0.9	0.3
Total	1.3	1.4	0.8

The majority of the Group's taxable income is located in Denmark, and therefore the majority of the tax base is subject to Danish tax legislation. As such, the Group has elected to participate in the Danish tonnage tax scheme; the participation is binding until 31 December 2024.

The Group expects to participate in the tonnage tax scheme after the binding period and, as a minimum, to maintain an investing and activity level equivalent to that at the time of entering the tonnage tax scheme.

Under the Danish tonnage tax scheme, income and expenses from shipping activities are not subject to direct taxation, and accordingly, an effective rate reconciliation has not been provided, as it would not provide any meaningful information. Instead, the taxable income is calculated from:

- The net tonnage of the vessels used to generate the income from shipping activities
- A rate applicable to the specific net tonnage of the vessel based on a sliding scale

TORM ANNUAL REPORT 2021

CONSOLIDATED FINANCIAL STATEMENTS1 138

NOTE 13 - continued

Corporate income tax is primarily levied on the Group's non-vessel related activities outside Denmark. The effective tax rate of the Group is 3.3% (2020: 1.6%, 2019: 0.5%). No deferred tax is recognized related to assets and liabilities, including vessels, which are subject to tonnage taxation. Deferred tax in relation to entities outside the tonnage tax regime amounts to USD 0.7m.

USDm	2021	2020	2019
Non-current tax liability related to held over gains			
Balance as of 31 December	45.2	44.9	44.9

The non-current tax liability related to held over gains is the undiscounted income tax payable calculated on the realized gain on sale of vessels which came from corporate income taxation into the Danish tonnage tax scheme upon initial application in 2001 (the held over gain reflected in the transition account under the Danish tonnage tax scheme). This tax liability will become payable, in part or in full, if the Danish owned fleet of vessels is significantly or fully disposed of, or if operated to end of useful life and sold for scrap.

If TORM discontinues its participation in the Danish tonnage tax scheme, a deferred tax liability would arise in relation to the vessels held by the Group and taken out of the tonnage tax scheme. Management considers this to be a remote scenario.

ACCOUNTING POLICIES

Tax

Tax expenses comprise the expected income tax charge for the year in accordance with IAS 12 as well as tonnage tax related to the Group's vessels for the year. The income tax charge for the year includes adjustments relating to previous years and the change in deferred tax for the year. However, income tax relating to items in other comprehensive income is recognized directly in the statement of other comprehensive income.

Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax is calculated at the income tax rates which are expected to apply in the period when the liability is settled or the asset is realized, based on the laws which have been enacted or substantially enacted at the balance sheet date. The deferred tax is charged through the income statement except when it relates to other comprehensive income items. No deferred tax is recognized related to assets and liabilities, including vessels, which are subject to tonnage tax.

NOTE 13 - continued

Income tax balances

The expected income tax payable on the taxable profits for the year is classified as current tax in the balance sheet. Income taxes expected to fall due after more than one year are classified as non-current liabilities or assets in the balance sheet. Income tax is measured using tax rates enacted or substantially enacted at the balance sheet date and includes any adjustment to tax payable in respect of previous years. Current and non-current income tax balances are not discounted.

NOTE 14 – COMMON SHARES AND TREASURY SHARES

Common shares		2021	2020	2019
	Nominal value per share (USD)	Number of shares	Number of shares	Number of shares
A-shares	0.01	81,233,269	74,855,929	74,748,248
B-shares	0.01	1	1	1
C-shares	0.01	1	1	1
Total		81,233,271	74,855,931	74,748,250

During the year, the share capital was increased by 6,377,340 A-shares with a nominal value of USD 64k. The total amount including share premium amounted to USD 57.9m. USD 55.0m was a non-cash increase in conjunction with the acquisition of the eight Team Tanker vessels, and USD 2.9m was contributed in cash in connection with exercise of Restricted Share Units.

The A-shares are listed on Nasdaq in Copenhagen and Nasdaq in New York and are publicly available for trading. Each A-share carries one vote at the Annual General Meeting and gives the shareholders right to dividends, liquidation proceeds, or other distributions. The A-shares carry no other rights or obligations.

The B-share has one vote at the Annual General Meeting, has no pre-emption rights in relation to any issue of new shares of other classes, and carries no right to receive dividends, liquidation proceeds, or other distributions from TORM. The holder of the B-share has the right to elect one member to the Board of Directors (being the Deputy Chairman), up to three alternates as well as one Board Observer. The B-share cannot be transferred or pledged, except for a transfer to a replacement trustee.

TORM ANNUAL REPORT 2021

CONSOLIDATED FINANCIAL STATEMENTS1 139

NOTE 14 - continued

The C-share represents 350,000,000 votes at the Annual General Meeting in respect of certain Specified Matters, including election of members to the Board of Directors (including the Chairman, but excluding the Deputy Chairman) and certain amendments to the Articles of Association proposed by the Board of Directors. The C-share has no pre-emption rights in relation to any issue of new shares of other classes and carries no right to receive dividends, liquidation proceeds or other distributions from TORM. The C-share cannot be transferred or pledged, except to an affiliate of Njord Luxco.

The B-share and the C-share are redeemable by TORM in the event that (i) TORM has received written notification from Njord Luxco (or its affiliates) that Njord Luxco and its affiliates (as defined in the Articles of Association) hold less than 1/3 in aggregate of TORM's issued and outstanding shares, (ii) five business days have elapsed from the Board of Directors' receipt of such written notice either without any Board member disputing such notice or with at least 2/3 of the Board members confirming such notice, and (iii) both of the B-share and the C-share are redeemed at the same time.

Restricted Share Units

Key management participates in an LTIP program, which gives the right to buy TORM shares at a predefined share price. Please refer to Note 3.

Treasury shares	2021	2020	2019
Number of shares ('000)			
Balance as of 1 January	493.4	312.9	312.9
Additions	-	180.5	-
Cancellations	-	-	-
Disposals	-	-	-
Balance as of 31 December	493.4	493.4	312.9

	2021	2020	2019
Nominal value USD '000			
Balance as of 1 January	4.9	3.1	3.1
Additions	-	1.8	-
Cancellations	-	-	-
Disposals	-	-	-
Balance as of 31 December	4.9	4.9	3.1

NOTE 14 - continued

Treasury shares - continued	2021	2020	2019
Percentage of share capital			
Balance as of 1 January	0.7%	0.4%	0.4%
Additions	-	0.2%	-
Cancellations	-	-	-
Disposals	-	-	-
Dilution, due to capital increases	-0.1%	0.1%	0.0%
Balance as of 31 December	0.6%	0.7%	0.4%

The total consideration during the year for the treasury shares was USD 0.0m (2020: USD 1.4m, 2019: USD 0.0m). As of 31 December 2021, the Company's holding of treasury shares represented 493,371 shares (2020: 493,371 shares, 2019: 312,871 shares) of USD 0.01 each at a total nominal value of USD 0.0m (2020: USD 0.0m, 2019: USD 0.0m) and a market value of USD 3.9m (2020: USD 3.7m, 2019: USD 3.5m).

NOTE 15 – OTHER LIABILITIES

USDm	2021	2020
Accrued operating expenses	11.8	14.3
Accrued interest	2.3	3.1
Wages and social expenses	15.1	16.4
Derivative financial instruments	11.3	24.7
Other	3.2	0.9
Balance as of 31 December	43.7	59.4

The carrying amount is a reasonable approximation of fair value due to the short-term nature of the payable. Please refer to Note 22 for further information on fair value hierarchies.

ACCOUNTING POLICIES

Other liabilities are generally measured at amortized cost. Derivative financial instruments included in other liabilities are measured at fair value.

TORM ANNUAL REPORT 2021

CONSOLIDATED FINANCIAL STATEMENTS1 140

NOTE 16 - EFFECTIVE INTEREST RATE, OUTSTANDING BORROWINGS

As of 31 December 2021, USD 45m had been drawn on the USD 45m Working Capital Term Facility and USD 38.0m is undrawn on the BoComm Facility.

Please refer to Note 2 for further information on the Company's liquidity and capital resources and Notes 21 and 22 for further information on interest rate swaps and financial risks.

USDm	Fixed/ floating	2021 Maturity	2021 Effective interest[1]	2021 Carrying value[2]	2020 Maturity	2020 Effective interest[1]	2020 Carrying value[2]	2019 Maturity	2019 Effective interest[1]	2019 Carrying value[2]
BORROWINGS										
DSF Facility 1 (USD)	Floating	-	-	-	-	-	-	2021	4.7%	50.0
TFA Facility 1 (USD)	Floating	-	-	-	-	-	-	2021	5.1%	237.3
DSF Facility 2 (USD)	Floating	-	-	-	-	-	-	2021	4.7%	48.2
DSF Facility 3 (USD)	Floating	-	-	-	-	-	-	2022	4.7%	21.8
TFA Facility 2 (USD)	Floating	-	-	-	-	-	-	2022	5.1%	75.2
ING (USD)	Floating	-	-	-	-	-	-	2024	4.1%	35.5
ABN AMRO (USD)	Floating	-	-	-	-	-	-	2024	4.2%	21.1
DSF Facility 4 (USD)	Floating	-	-	-	-	-	-	2026	4.4%	86.5
CEXIM (USD)	Floating	2030	4.0%	44.9	2030	3.2%	96.4	2030	4.4%	104.0
Term Facility	Floating	2026	3.8%	279.4	2026	3.0%	299.1	-	-	-
DSF Facility	Floating	2027	3.6%	221.9	2027	2.9%	150.3	-	-	-
HCOB Facility	Floating	2025	5.1%	85.3	2025	4.3%	81.2	-	-	-
HCOB Facility 2	Floating	2026	4.5%	25.4	2025	3.9%	33.3	-	-	-
KFW Facility	Floating	2032	4.1%	40.9	2032	3.3%	44.0	-	-	-
BoComm 1 (USD)[4]	Floating	2025	4.9%	51.7	2025	4.1%	57.8	2025	5.5%	63.9
BoComm 2 (USD)[4]	Floating	2031	4.9%	37.8	-	-	-	-	-	-
BoComm scrubber (USD)[4]	Floating	2024	5.0%	7.5	-	-	-	-	-	-
BoComm 3 (USD)[4]	Floating	2029	4.9%	99.5	-	-	-	-	-	-
CDBL[4]	Fixed	2029	5.8%	150.8	-	-	-	-	-	-
Springliner (USD)[4]	Fixed	2026	4.8%	33.4	2026	4.8%	36.0	2026	5.5%	60.3
Eifuku (USD)[4]	Floating	2026	4.3%	22.4	2026	3.9%	24.1	2026	5.3%	25.7
Showa (USD)[4]	Floating	2024	4.1%	20.9	2024	3.3%	23.0	2024	5.1%	25.2
Sale and leaseback transaction prepayment	N/A	2022	-	21.0	-	-	-	-	-	-
Weighted average effective interest rate			4.4%			3.4%			4.9%	
Carrying value				1,142.8			845.2			854.7
Hereof non-current [3]				933.6			742.6			756.0
Hereof current [3]				209.2			102.6			98.7

[1] Effective interest rate includes deferred and amortized bank fees.

[2] Because of the floating interest rate, the carrying value of the Group's borrowings is approximately equal to the fair value. The carrying value is excluding capitalized bank fees of USD 13.0m (2020: USD 10.9m, 2019: USD 8.0m) recognized in the balance sheet as well as lease liabilities of USD 5.6m (2020: USD 8.3m, 2019: USD 6.8m) regarding right-of-use assets recognized under Land and buildings and Other plant and equipment.

[3] Split between current and non-current is based on terms in effect on 31 December, without consideration to the refinancing taking place in 2020.

[4] Lease debt recognised under sale and leaseback arrangement with repurchase options.

TORM ANNUAL REPORT 2021 CONSOLIDATED FINANCIAL STATEMENTS1 141

TORM ANNUAL REPORT 2021 CONSOLIDATED FINANCIAL STATEMENTS1 142 NOTE 16 - continued The following table summarizes the reconciliation of liabilities arising from financing activities: Cash Non-cash USDm Opening balance as of 1 January 2021 Bor- rowings Repay- ments Other chan-ges End balance as of 31 December 2021 Borrowings 842.4 548.8 -253.4 -2.4 1,135.4 Total 842.4 548.8 -253.4 -2.4 1,135.4 Cash Non-cash USDm Opening balance as of 1 January 2020 Bor- rowings Repay- ments Other chan-ges End balance as of 31 December 2020 Borrowings 855.4 734.3 -746.5 -0.8 842.4 Total 855.4 734.3 -746.5 -0.8 842.4 ACCOUNTING POLICIES Borrowings consist of mortgage debt, bank loans, and lease liabilities. Borrowings are initially measured at fair value less transaction costs. Mortgage debt and bank loans are subsequently measured at amortized cost. This means that the difference between the net proceeds at the time of borrowing and the nominal amount of the loan is recognized in the income statement as a financial expense over the term of the loan applying the effective interest method. When terms of existing financial liabilities are renegotiated, or other changes regarding the effective interest rate occur, TORM performs a test to evaluate whether the new terms are substantially different from the original terms. If the new terms are substantially different from the original terms, TORM accounts for the change as an extinguishment of the original financial liability and the recognition of a new financial liability. NOTE 17 – COLLATERAL SECURITY FOR BORROWINGS The total carrying amount for vessels which have been provided as security amounts to USD 1,928m as of 31 December 2021 (2020: USD 1,711m), including transferred ownership under sale and leaseback arrangements, where the vessels are not derecognized and where vessels are provided as security for lease debt. Please refer to Note 1 for further information. NOTE 18 – GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES The guarantee commitments of the Group are less than USD 0.1m (2020: USD 0.1m) and relate to guarantee commitments to Danish Shipping Finance. The Group is involved in certain other legal proceedings and disputes. It is Management's opinion that the outcome of these proceedings and disputes will not have any material impact on the Group's financial position, results of operations, and cash flows.

NOTE 19 – CONTRACTUAL RIGHTS AND OBLIGATIONS

TORM has various contractual obligations and commercial commitments to make future payments, including lease obligations, purchase commitments, interest payments, and repayment of mortgage debt and bank loans.

The following table summarizes the Group's contractual obligations as of 31 December 2021.

USDm	2022	2023	2024	2025	2026	Thereafter	Total
Borrowings [1] [2]	211.7	129.9	139.3	134.2	181.4	351.9	1,148.4
Interest payments related to scheduled interest fixing	43.4	38.6	33.0	25.4	17.8	35.3	193.5
Estimated variable interest payments [3]	-0.3	-0.8	-0.7	-0.1	0.2	2.8	1.1
Newbuilding instalments [4]	39.9	-	-	-	-	-	39.9
Committed scrubber installations	8.1	0.5	-	-	-	-	8.6
Trade payables and other obligations	62.5	-	-	-	-	-	62.5
Total	365.3	168.2	171.6	159.5	199.4	390.0	1,454.0

The following table summarizes the Group's contractual obligations as of 31 December 2020.

USDm	2021	2022	2023	2024	2025	Thereafter	Total
Borrowings [2]	101.8	101.9	102.1	114.4	106.9	315.3	842.4
Interest payments related to scheduled interest fixing	32.3	25.3	21.1	17.6	12.4	12.4	121.1
Estimated variable interest payments [3]	0.2	0.4	0.6	0.9	1.4	6.1	9.6
Newbuilding instalments [4]	62.5	38.1	-	-	-	-	100.6
Committed scrubber installations	4.9	-	-	-	-	-	4.9
Trade payables and other obligations	42.7	-	-	-	-	-	42.7
Total	244.4	165.7	123.8	132.9	120.7	333.8	1,121.3

[1] The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of USD 13.0m (2020: USD 10.9m), which are amortized over the term of the loans. Borrowing costs capitalized during the year amount to USD 5.8m (2020: USD 7.5m).
[2] The contractual obligations relating to lease liabilities arising from land and buildings and other plant and operating equipment amount to USD 5.9m (2020: USD 8.3m).
[3] Variable interest payments are estimated based on the forward rates for each interest period including hedging instruments.
[4] As of 31 December 2021, TORM had one contracted newbuilding to be delivered during 2022 (2020: two). Commitments regarding newbuilding instalments are in excess of the prepayments included in note 6.

TORM ANNUAL REPORT 2021

CONSOLIDATED FINANCIAL STATEMENTS1 143

TORM ANNUAL REPORT 2021 CONSOLIDATED FINANCIAL STATEMENTS1 144 NOTE 19 - continued TORM has contractual rights to receive future payments as lessor of vessels on time charter and bareboat charter. The following table summarizes the Group's contractual rights as of 31 December 2021. USDm 2022 2023 2024 2025 2026 Thereafter Total Contractual rights - as lessor: Charter hire income for vessels ⁵⁾ 15.8 - - - - - 15.8 Total 15.8 - - - - - 15.8 The following table summarizes the Group's contractual rights as of 31 December 2020. USDm 2021 2022 2023 2024 2025 Thereafter Total Contractual rights - as lessor: Charter hire income for vessels ⁵⁾ 29.8 2.3 - - - - 32.1 Total 29.8 2.3 - - - - 32.1 ⁵⁾ Charter hire income for vessels on time charter is recognized under "Revenue". During the year, revenue from time charter amounted to USD 52.5m (2020: 33.8m). The average period until redelivery of the vessels for the period ended 31 December 2021 0.3 year (2020: 1.0 year).

NOTE 20 – DERIVATIVE FINANCIAL INSTRUMENTS

Please refer to Note 22 for further information on fair value hierarchies.

USDm	2021	2020
Fair value of derivatives:		
Derivative financial instruments regarding freight and bunkers:		
Forward freight agreements - fair value through profit and loss	0.4	-3.2
Bunker swaps - fair value through profit and loss	0.2	3.7
Bunker swaps - hedge accounting	0.1	0.8
Derivative financial instruments regarding interest and currency exchange rate:		
Forward exchange contracts - hedge accounting	-1.6	2.0
Interest rate swaps - hedge accounting	-2.2	-23.5
Fair value of derivatives as of 31 December	-3.1	-20.2

Derivative financial instruments are presented as below on the balance sheet:

USDm	Financial assets	Financial liabilities
2021		
Offsetting financial assets and financial liabilities:		
Gross amount	7.7	-10.8
Offsetting amount	-	-
Net amount presented in the statement of financial position	7.7	-10.8

USDm	Financial assets	Financial liabilities
2020		
Offsetting financial assets and financial liabilities:		
Gross amount	9.9	-30.1
Offsetting amount	-5.4	5.4
Net amount presented in the statement of financial position	4.5	-24.7

Derivative financial instruments assets are set off with derivative financial instruments liabilities where the counterparty is identical.

NOTE 20 – continued

Hedging of risks with derivative financial instruments are made with a ratio of 1:1. Sources of ineffectiveness are mainly derived from differences in timing and credit risk adjustments. Any ineffective portions of the cash flow hedges are recognized in the income statement as financial items. Value adjustments of the effective part of cash flow hedges are recognized directly in comprehensive income. Gains and losses on cash flow hedges are transferred upon realization from the equity hedging reserve into the income statement.

At year-end 2021 and 2020, TORM held the following derivative financial instruments designated as hedge accounting:

Hedge accounting			Expected maturity		
2021	Notional value	Unit	2022	2023	After 2023
Forward exchange contracts (USD/DKK) [1]	274.0	DKKm	274.0	-	-
Interest rate swaps [2]	768.7	USDm	130.9	136.9	500.9
Bunker swaps [3]	9,920	MT	9,920	-	-

[1] The average hedge of USD/DKK currency was 6.3.
[2] The average interest rate was 1.38 plus margin.
[2] The average price of the hedging instruments was USD 642.4.

Hedge accounting			Expected maturity		
2020	Notional value	Unit	2021	2022	After 2022
Forward exchange contracts (USD/DKK) [1]	231.5	DKKm	231.5	-	-
Interest rate swaps [2]	757.5	USDm	318.0	84.0	355.5
Bunker swaps [3]	19,783	MT	19,783	-	-

[1] The average hedge of USD/DKK currency was 6.4.
[2] The average interest rate was 2.11% plus margin.
[2] The average price of the hedging instruments was USD 326.9.

TORM ANNUAL REPORT 2021

CONSOLIDATED FINANCIAL STATEMENTS1 145

TORM ANNUAL REPORT 2021 CONSOLIDATED FINANCIAL STATEMENTS1 146 NOTE 20 - continued Interest rate swaps with a fair value of USD 2.2m (net loss) applying the USD LIBOR settings are designated as hedge accounting relationships to fix a part of TORM's interest payments during the period 2022-2027 with a notional value of USD 768.7m (2020: USD 757.5m, 2019: USD 597.8m). The derivatives are not under central clearing but are settled on a bilateral basis with the counterparties. All contracts are settled in a net amount per counterparty, and therefore the net value per counterparty is presented in the financial statement. Cash collateral of USD 3.7m (2020: USD 43.8m) has been provided as security for the agreements relating to derivative financial instruments, which does not meet the offsetting criteria in IAS 32, but which can be offset against the net amount of the derivative asset and derivative liability in case of default and insolvency or bankruptcy in accordance with associated collateral arrangements. TORM did not enter into any enforceable netting arrangements. Further details on derivative financial instruments are provided in Notes 21 and 22. Forward freight agreements (FFAs) of USD 0.4m (net gain) have been recognized in the income statement in 2021 (2020: USD 1.9m, 2019: USD 0.4m). FFAs are used to mitigate fluctuations in the freight rates of vessels with a duration of 0–24 months. The FFAs are not designated for hedge accounting. Bunker swap agreements of USD 12.0m (net gain) have been recognized in the income statement in 2021 (2020: USD 2.9m, 2019: USD -0.1m). Bunker swaps with a duration similar to the period hedged are used to reduce the exposure to fluctuations in bunker prices for fixed voyages. Bunker swap agreements are designated as hedge accounting when appropriate. Forward exchange contracts with a fair value of USD 1.6m (net loss) are designated as hedge accounting relationships to hedge a part of TORM's payments in 2022 regarding administrative and operating expenses denominated in DKK with a notional value of DKK 274.0m (2020: DKK 231.5m, 2019: DKK 222.5m).

NOTE 20 - continued

The table below shows realized amounts as well as fair value adjustments regarding derivative financial instruments recognized in the income statements and equity in 2021, 2020 and 2019.

	Income statement					Other comprehensive income		Equity
USDm	Revenue	Port expenses, bunkers and commissions	Financial items	Operating expenses	Administra-tive expenses	Transfer to income statement	Fair value adjust-ment	Hedging reserves as of 31 December
2021								
Forward freight agreements	-	0.4	-	-	-	-	-	-
Bunker swaps	-	12.0	-	-	-	-2.8	2.1	0.1
Forward exchange contracts	-	-	-	0.1	0.1	-0.2	-3.4	-1.6
Interest rate swaps	-	-	-10.8	-	-	11.7	9.8	-2.1
Total	-	12.4	-10.8	0.1	0.1	8.7	8.5	-3.6
2020								
Forward freight agreements	1.9	-	-	-	-	-	-	-
Bunker swaps	-	2.9	-	-	-	1.2	-0.1	0.8
Forward exchange contracts	-	-	-	-0.1	0.1	-	2.4	2.0
Interest rate swaps	-	-	-5.7	-	-	5.7	-18.1	-23.5
Total	1.9	2.9	-5.7	-0.1	0.1	6.9	-15.8	-20.7
2019								
Forward freight agreements	0.4	-	-	-	-	-0.5	-	-
Bunker swaps	-	-0.1	-	-	-	0.4	0.5	-0.3
Forward exchange contracts	-	-	-	-2.0	-1.5	3.5	-2.1	-0.4
Interest rate swaps	-	-	2.1	-	-	-2.1	-11.8	-11.1
Total	0.4	-0.1	2.1	-2.0	-1.5	1.3	-13.4	-11.8

The hedging reserves as of 31 December of the derivatives used for cash flow hedge is equal to the entire fair value of the hedge instruments as no ineffectiveness has been identified and the reserve includes open hedge instruments, only.

Please refer to note 21 for further information on commercial and financial risks.

TORM ANNUAL REPORT 2021 CONSOLIDATED FINANCIAL STATEMENTS1 147

TORM ANNUAL REPORT 2021 CONSOLIDATED FINANCIAL STATEMENTS1 148 NOTE 20 - continued ACCOUNTING POLICIES Derivative financial instruments and hedge accounting Derivative financial instruments, primarily forward currency exchange contracts, forward freight agreements, interest rate hedges and forward contracts regarding bunker purchases are entered into to eliminate risks relating to future fluctuations in prices and interest rates, etc. on future committed or anticipated transactions. TORM applies hedge accounting under the specific rules on cash flow hedges when appropriate as described below for each type of derivative. Changes in the fair value of derivative financial instruments designated as cash flow hedges and deemed to be effective are recognized directly in “Other comprehensive income”. When the hedged transaction is recognized in the income statement, the cumulative value adjustment recognized in “Other comprehensive income” is transferred to the income statement and included in the same line as the hedged transaction. However, when the hedged transaction results in the recognition of a fixed asset, the gains and losses previously accumulated in “Other comprehensive income” are transferred from “Other comprehensive income” and included in the initial measurement of the cost of the fixed asset. Changes in the fair value of a portion of a hedge deemed to be ineffective are recognized in the income statement. Changes in the fair value of derivative financial instruments not designated as hedges are recognized in the income statement. While effectively reducing cash flow risk in accordance with the Company’s risk management policy, certain forward freight agreements and forward contracts regarding bunker purchases do not qualify for hedge accounting. Changes in fair value of these derivate financial instruments are therefore recognized in the income statement under “Financial income” or “Financial expenses” for interest rate swaps with cap features, under “Revenue” for forward freight agreements and under “Port expenses, bunkers and commissions” for forward bunker contracts. NOTE 21 – RISKS ASSOCIATED WITH TORM’S ACTIVITIES TORM’s overall risk tolerance and inherited exposure to risks is divided into four main categories: • Long-term strategic risks • Industry and market-related risks • Operational and compliance risks • Financial risks The risks described below under each of the four categories are considered to be among the most significant risks for TORM within each category. LONG-TERM STRATEGIC RISKS Industry-changing risks, such as the substitution of oil for other energy sources and radical changes in transportation patterns, are considered to have a relatively high potential impact but are long-term risks. Management continues to monitor long-term strategic risks to ensure the earliest possible mitigation of potential risks and develop the necessary capabilities to exploit opportunities created by the same risks. INDUSTRY AND MARKET-RELATED RISKS Industry and market-related risk factors relate to changes in the markets and in the political, economic, and physical environment which Management cannot control such as freight rates and vessel and bunker prices. Freight rate fluctuations TORM’s income is primarily generated from voyages carried out by its fleet of vessels. As such, TORM is exposed to the considerable volatility which characterizes freight rates for such voyages. It is TORM’s strategy to seek a certain exposure to this risk, as volatility also represents an opportunity because earnings have historically been higher in the day-to-day market compared to time charters. The fluctuations in freight rates for different routes may vary substantially. However, TORM aims to reduce the sensitivity to the volatility of such specific freight rates by actively seeking the optimal geographical positioning of the fleet and by optimizing the services offered to customers. Please refer to Note 8 for details on impairment testing. Tanker freight income is to a certain extent covered against general fluctuations through the use of physical contracts such as cargo contracts and time charter agreements with durations of 6-36 months. In addition, TORM uses derivative financial instruments such as forward freight agreements (FFAs) with coverage of typically 0-24 months forward, based on market expectations and in accordance with TORM’s risk management policies.

NOTE 21 - continued

During 2021, 31.5% (2020: 14.4%; 2019: 9.5%) of earning days equal to 27,614 deriving from the Company's tankers were hedged in this way. Physical time charter contracts accounted for 35.7% (2020: 41.9%; 2019: 59.3%) of overall hedging. In 2021, the Company sold FFAs with a notional contract value of USD 44.2m (2020: USD 165.0m; 2019: USD 34.9m) and bought FFAs with a notional contract value of USD 110.3m (2020: USD 52.7m; 2019: USD 22.5m). The total notional contract volume sold in 2021 was 2,410,000 metric tons (2020: 8,799,000 metric tons; 2019: 1,585,190 metric tons), and the total notional volume bought was 5,962,000 metric tons (2020: 2,714,000 metric tons; 2019: 1,295,000 metric tons). At the end of 2021, the coverage of available earning days for 2022 was 9.9% through time charters, current spot voyages, cargo contracts and FFAs (2020: 28.1%; 2019: 8.6%). No FFA had maturity beyond 2022.

FFA trade and other freight-related derivatives are subject to specific policies and guidelines approved by the Risk Committee, including trading limits, stop-loss policies, segregation of duties and other internal control procedures.

All things being equal and to the extent the Company's vessels have not already been chartered out at fixed rates, a freight rate change of USD/day 1,000 would lead to the following changes in profit before tax based on the expected number of earning days for the coming financial year:

Sensitivity to changes in freight rates

USDm	2022	2021	2020
Decrease in freight rates of USD/day 1,000:			
Changes in profit/loss before tax for the following year	-27.2	-18.8	-25.4
Changes in equity for the following year	-27.2	-18.8	-25.4

Sales and purchase price fluctuations

As an owner of vessels, TORM is exposed to risk associated with changes in the value of the vessels, which can vary considerably during their useful lives. As of 31 December 2021, the carrying value of the fleet was USD 1,937.8m (2020: USD 1,722.5m; 2019: USD 1,674.8m). Based on broker valuations, TORM's fleet excluding undelivered newbuildings had a market value of USD 1,869.5m as of 31 December 2021 (2020: USD 1,475.8m; 2019: USD 1,632.6m).

NOTE 21 - continued

Bunker price fluctuations

The cost of fuel oil consumed by the vessels, known in the industry as bunkers, accounted for 56.4% (2020: 62.3%; 2019: 61.1%) of the total voyage costs in 2021 and is by far the biggest single cost related to a voyage.

TORM is exposed to fluctuations in bunker prices which are not reflected in the freight rates achieved by TORM. To reduce this exposure, TORM hedges part of its bunker requirements with oil derivatives in its entirety for all risks.

Bunker trade is subject to specific risk policies and guidelines approved by the Risk Committee including trading limits, stop-loss, stop-gain and stop-at-zero policies, segregation of duties and other internal control procedures.

In 2021, 42.1% (2020: 14.6%; 2019: 6.5%) of TORM's bunker purchase was hedged through bunker hedging contracts. At the end of 2021, TORM had covered 4.1% equal to 17,270 metric tons (2020: 15.6%; 2019: 2.6%) of its bunker requirements for 2022 using hedging instruments at an average price of USD 531. No bunker derivatives had maturity beyond 2022. Total bunker exposure is estimated to be approximately 426,261 metric tons.

All things being equal, a price change of 10% per ton of bunker oil (without subsequent changes in freight rates) would lead to the following changes in expenditure based on the expected bunker consumption in the spot market:

Sensitivity to changes in the bunker price

USDm	2022	2021	2020
Increase in the bunker prices of 10% per ton:			
Changes in profit/loss before tax for the following year	-22.6	-22.0	-19.8
Changes in equity for the following year	-22.6	-22.0	-19.8

OPERATIONAL AND COMPLIANCE RISKS

Operational risks are risks associated with the ongoing operations of the business and include risks such as the safe operation of vessels, the availability of experienced seafarers and staff, terrorism, piracy as well as insurance and counterparty risk.

TORM ANNUAL REPORT 2021

CONSOLIDATED FINANCIAL STATEMENTS1 149

TORM ANNUAL REPORT 2021 CONSOLIDATED FINANCIAL STATEMENTS1 150 NOTE 21 - continued Insurance coverage In the course of the fleet’s operation, various casualties, accidents and other incidents may occur which may result in financial losses for TORM. For example, national and international rules, regulations and conventions could mean that TORM may incur substantial liabilities if a vessel is involved in an oil spill or emission of other environmentally hazardous agents. In order to reduce the exposure to these risks, the fleet is insured against such risks to the extent possible. The total insurance program comprises a broad cover of risks in relation to the operation of vessels and transportation of cargo, including personal injury, environmental damage and pollution, cargo damage, third- party casualty and liability, hull and machinery damage, total loss, and war. All TORM’s owned vessels are insured for an amount corresponding to their market value plus a margin to cover any fluctuations. Liability risks are covered in line with international standards. It is TORM’s policy to cooperate with financially sound international insurance companies with a credit rating of BBB or better, presently some 14-16 companies, along with two P&I clubs, to diversify risk. The P&I clubs are members of the internationally recognized collaboration, International Group of P&I clubs, and TORM’s vessels are each insured for the maximum amount available in the P&I system. At the end of 2021, the aggregate insured value of hull and machinery and interest for TORM’s owned vessels amounted to USD 2.1bn (2020: USD 1.9bn; 2019: USD 1.8bn). Counterparty risk Counterparty risk is an ever-present challenge demanding close monitoring to manage and decide on actions to minimize possible losses. The maximum counterparty risk associated is equal to the values recognized in the balance sheet. A consequential effect of the counterparty risk is loss of income in future periods, e.g., counterparties not being able to fulfil their responsibilities under a time charter, a contract of affreightment or an option. The main risk is the difference between the fixed rates under a time charter or a contract of affreightment and the market rates prevailing upon default. This characterizes the method for identifying the market value of a derivative instruments. TORM has a close focus on its risk policies and procedures to ensure that risks managed in the day-to-day business are kept at agreed levels and that changes in the risk situation are brought to Management’s attention. TORM’s counterparty risks are primarily associated with: • Receivables, cash and cash equivalents, including restricted cash • Contracts of affreightment with a positive fair value • Derivative financial instruments and commodity instruments with a positive fair value In all material aspects, TORM’s customers are domiciled outside the UK and are spread all over the world with only a few countries contributing significantly to TORM’s revenue. In 2021, Switzerland and Mexico contributed with 23% and 16%, respectively, of TORM’s revenue. In 2020, Switzerland, the United States and Mexico contributed with 24%, 12%, and 11%, respectively, of TORM’s revenue. Revenue is allocated to countries based on the customer’s ultimate parent domicile. NOTE 21 - continued Receivables, cash and cash equivalents, including restricted cash The majority of TORM’s customers are companies operating in the oil industry. It is assessed that these companies are, to a great extent, subject to the same risk factors as those identified for TORM. A major part of TORM’s freight revenues stems from a small group of customers. In 2021, one customer accounted for 15% of TORM’s freight revenues (2020: one accounted for more than 10%; 2019: one customer accounted for more than 10%). The concentration of earnings on a few customers requires extra attention to credit risk. TORM has a credit policy under which continued credit evaluations of new and existing customers take place. For long-standing customers, payment of freight normally takes place after a vessel’s cargo has been discharged. For new and smaller customers, TORM’s credit risk is limited as freight is usually paid prior to the cargo’s discharge, or, alternatively, a suitable bank guarantee is placed in lieu thereof. As a consequence of the payment patterns mentioned above, TORM’s receivables primarily consist of receivables from voyages in progress at year-end and outstanding demurrage. For the past five years, TORM has not experienced any significant losses in respect of charter payments or any other freight agreements. With regard to the collection of original demurrage claimed, TORM’s average stands at 97% (2020: 96.9%; 2019: 98.7%), which is considered to be satisfactory given the differences in interpretation of events. In 2021, demurrage represented 18% (2020: 17.3%; 2019: 13.1%) of the total freight revenues. Please refer to Note 1 for more details on recognition of demurrage claims into revenue. Excess liquidity is placed on deposit accounts with major banks with strong and acceptable credit ratings or invested in secure papers such as American or Danish government bonds. Cash is invested with the aim of getting the highest possible yield while maintaining a low counterparty risk and adequate liquidity reserves for possible investment opportunities or to withstand a sudden drop in freight rates. Derivative financial instruments and commodity instruments In 2021, 100% (2020: 100.0%; 2019: 100.0%) of TORM’s forward freight agreements (FFAs) were cleared through clearing houses, effectively reducing counterparty credit risk by daily clearing of balances. Over-the- counter fuel swaps have restrictively been entered into with major oil companies, banks, or highly reputed partners with a satisfactory credit rating. TORM also trades FX and interest derivatives. All such derivatives were done with investment grade counterparties. FINANCIAL RISKS Financial risks relate to TORM’s financial position, financing and cash flows generated by the business, including foreign exchange risk and interest rate risk. TORM’s liquidity and capital resources are described in Note 2.

NOTE 21 - continued

Foreign exchange risk

TORM uses USD as its functional currency because the majority of the Company's transactions are denominated in USD. The foreign exchange risk is thereby limited to cash flows not denominated in USD. The primary risk relates to transactions denominated in DKK, EUR and SGD and relates to administrative and operating expenses.

The part of TORM's expenses denominated in currencies other than USD accounts for approximately 86% (2020: 80.9%; 2019: 83.2%) for administrative expenses and approximately 21.3% (2020: 23.8%; 2019: 20.1%) for operating expenses. TORM's expected administrative and operating expenses in DKK and EUR for 2022 are approximately DKK 390m, whereof 70.3% (2020: 66.1%; 2019: 63.0%) are hedged through FX forward contracts. All FX forward contracts have maturity within 2022, and TORM's average hedge USD/DKK currency rate is 6.27. FX exposure is hedged in its entirety for all risks.

TORM assumes identical currency risks arising from exposures in DKK and EUR.

Sensitivity to changes in the USD/DKK and USD/EUR exchange rate

All things being equal, a change in the USD/DKK and USD/EUR exchange rate of 10% would result in a change in profit/loss before tax and equity as follows:

USDm	2022	2021	2020
Effect of a 10% increase of DKK and EUR:			
Changes in profit/loss before tax for the following year	-1.8	-2.2	-2.0
Changes in equity for the following year	-1.8	-2.2	-2.0

NOTE 21 - continued

Interest rate risk

TORM's interest rate risk generally relates to interest-bearing borrowings. All TORM's loans for financing vessels are denominated in USD. Please refer to Note 16 for additional information on borrowings. At the end of 2021, TORM had fixed 84.9% (2020: 67.6%; 2019: 61.6%) of the debt with interest rate swaps and fixed rate leasing debt corresponding to an amount of USD 953m. USD 772m of this amount is hedged at an interest rate of 1.38% plus margin with interest rate swaps with maturity in the period 2022-2027.

Most of TORM's debt and interest hedging is based on USD LIBOR which is set to expire by 30 June 2023. TORM is significantly exposed to the ICE US LIBOR reform as all financing and associated interest hedging contracts are denominated in USD. TORM has been in dialog with majority lenders and aligned expectations on how the amendment process should be implemented. To ensure a smooth transition, TORM will amend legacy financing and hedging contracts during 2022 and early 2023. TORM expects compounded SOFR in arrears to become the market standard. TORM expects no effect on the hedging relationship as lenders and hedging providers are largely the same banks. TORM is confident that all financing and hedging contracts are transitioned to SOFR before the final deadline of 30 June 2023.

As of 31 December 2021, 75.1% of the debt with a nominal value of USD 704m relates to the period after 30 June 2023. As of 31 December 2021, 74.9% of the interest hedging with a nominal value of USD 578m relates to the period after 30 June 2023.

Sensitivity to changes in interest rates

All things being equal, a change in the interest rate level of 1%-point would result in a change in the interest rate expenses as follows:

USDm	2022	2021	2020
Effect of a 1%-point increase in interest rates:			
Changes in profit/loss before tax for the following year	-2.1	-3.7	-3.0
Changes in equity for the following year	19.9	11.3	7.9

LIQUIDITY RISK

TORM's strategy is to ensure continuous access to funding sources by maintaining a robust capital structure and a close relationship with several financial partners. As of 31 December 2021, TORM's loan portfolio was spread across eleven different banks.

As of 31 December 2021, TORM maintains a liquidity reserve of USD 172m in cash and cash equivalents, including restricted cash combined with USD 38m in undrawn and committed credit facilities. Cash is only placed in banks with a high credit rating. For further information on contractual obligations, including a maturity analysis, please refer to Note 19.

TORM ANNUAL REPORT 2021

CONSOLIDATED FINANCIAL STATEMENTS1 151

NOTE 22 – FINANCIAL INSTRUMENTS

Categories of financial assets and liabilities (USDm):		Observable input (level 2)	Financial instruments measured at fair value	Financial instruments measured at amortized cost	Total carrying value
2021:					
Financial assets					
Loan receivables	1)	-	-	4.6	4.6
Freight receivables	1)	-	-	84.0	84.0
Other receivables		8.3	8.3	31.7	40.0
Cash and cash equivalents, including restricted cash	1)	-	-	171.7	171.7
Total		8.3	8.3	292.0	300.3
Financial liabilities					
Borrowings	1) 2)	-	-	1,135.3	1,135.3
Trade payables	1)	-	-	35.3	35.3
Other liabilities	1)	11.2	11.2	32.5	43.7
Total		11.2	11.2	1,203.1	1,214.3
2020:					
Financial assets					
Loan receivables	1)	-	-	4.6	4.6
Freight receivables	1)	-	-	58.6	58.6
Other receivables		4.5	4.5	20.4	24.9
Cash and cash equivalents, including restricted cash	1)	-	-	135.6	135.6
Total		4.5	4.5	219.2	223.7
Financial liabilities					
Borrowings	1) 2)	-	-	842.4	842.4
Trade payables	1)	-	-	14.4	14.4
Other liabilities	1)	24.7	24.7	35.1	59.8
Total		24.7	24.7	891.9	916.6

1) Due to the short maturity, the carrying value is considered to be an appropriate expression of the fair value.
2) See note 16.
3) Derivative financial instruments are presented within the balance sheet line other receivables and other liabilities.

TORM ANNUAL REPORT 2021

CONSOLIDATED FINANCIAL STATEMENTS1 152

NOTE 22 - continued

FAIR VALUE HIERARCHY FOR FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE IN THE BALANCE SHEET
Below, please find the fair value hierarchy for financial instruments measured at fair value in the balance sheet. The financial instruments in question are grouped into levels 1 to 3 based on the degree to which the fair value is observable.

- Level 2 fair value measurements are those derived from input other than quoted prices included within level 1 which are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

METHODS AND ASSUMPTIONS IN DETERMING FAIR VALUE OF FINANCIAL INSTRUMENTS
Derivative part of other receivables and other payables
The fair value of derivatives in other receivables and other payables is measured using accepted valuation methods with input variables such as yield curves, forward curves, spreads, etc. and compared to financial counterparties to ensure acceptable valuations. The valuation methods discount the future fixed and estimated cash flows and valuation of any option elements.

NOTE 23 – RELATED PARTY TRANSACTIONS

TORM's ultimate controlling party is Oaktree Capital Group, LLC, a limited liability company incorporated in the USA. The immediate controlling shareholder is Njord Luxco.

Shareholders' contribution and dividends paid are disclosed in the consolidated statement of changes in equity. Dividends to related parties are paid out on the basis of the related parties' ownership of shares.

The remuneration of key management personnel, which consists of the Board of Directors and the Executive Director, is disclosed in note 3.

During 2021, TORM did transactions with its joint venture producing scrubbers for the TORM fleet amounting to USD 1.4m in total (2020: 11.7m). The joint venture will continue to assist TORM in installing scrubbers in 2022.

NOTE 24 – ASSETS HELD FOR SALE AND NON-CURRENT ASSETS SOLD DURING THE YEAR

During 2021, TORM sold two vessels. One vessel was delivered to the new owners in May 2021, and one was held for sale as of 31 December 2021, and expected delivery is during the first half of 2022. The sales resulted in an impairment loss on tangible assets of USD 4.6m. The fair value of the asset held for sale of USD 13.2m is comprised of sales price less expected transaction costs (fair value hierarchy level 2).

During 2020, TORM sold eight vessels all of which were delivered to the new owners during 2020. The sales resulted in a profit from sale of vessels of USD 1.1m and impairment losses on tangible assets of USD 5.5m. No assets were held for sale as of 31 December 2020.

During 2019, TORM sold eight vessels, of which seven were delivered to the new owners during 2019, and one vessel was delivered in Q1 2020 (presented as "assets held for sale" as of 31 December 2019). The sales resulted in a profit from sale of vessels of USD 1.2m and impairment losses on tangible assets of USD 6.0m.

NOTE 25 – CASH FLOWS

USDm	2021	2020	2019
Reversal of other non-cash movements:			
Exchange rate adjustments	-0.7	-0.2	-0.9
Share-based payments	2.3	1.7	1.9
Fair value adjustments on derivative financial instruments	-0.2	-	-
Other adjustments	-	-0.4	-0.1
Total	1.4	1.1	0.9

USDm	2021	2020	2019
Change in bunkers, receivables and payables:			
Change in bunkers	-26.9	12.4	5.1
Change in receivables	-40.5	12.5	-2.5
Change in prepayments	-3.5	1.3	-0.7
Change in trade payables and other liabilities	4.9	-20.3	22.8
Other changes	1.3	18.9	-0.8
Adjusted for fair value changes of derivative financial instruments	16.2	-8.9	-12.0
Total	-48.5	15.9	11.9

TORM ANNUAL REPORT 2021

CONSOLIDATED FINANCIAL STATEMENTS1 153

NOTE 26 – ENTITIES IN THE GROUP

Entity	Country
TORM plc	United Kingdom

Investments in subsidiaries [5]:

Entity	Country	Ownership [4]
TORM A/S	Denmark	100%
DK Vessel HoldCo GP ApS [2]	Denmark	100%
DK Vessel HoldCo K/S [2]	Denmark	100%
OCM Singapore Njord Holdings Alice, Pte. Ltd [2]	Singapore	100%
OCM Singapore Njord Holdings Almena, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings Hardrada, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings St.Michaelis Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings St. Gabriel Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings Agnete, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings Alexandra, Pte. Ltd [2]	Singapore	100%
OMI Holding Ltd.	Mauritius	100%
TORM Crewing Service Ltd.	Bermuda	100%
TORM Shipping India Private Limited [3]	India	100%
TORM Singapore Pte. Ltd.	Singapore	100%
TORM USA LLC	USA	100%
VesselCo 1 K/S [1]	Denmark	100%
VesselCo 3 K/S [1]	Denmark	100%
VesselCo 5 K/S [1]	Denmark	100%
VesselCo 6 K/S [1]	Denmark	100%
VesselCo 6 Pte. Ltd. [2]	Singapore	100%
VesselCo 7 Pte. Ltd. [1]	Singapore	100%
VesselCo 8 Pte. Ltd.	Singapore	100%
VesselCo 9 Pte. Ltd.	Singapore	100%
VesselCo 10 Pte. Ltd.	Singapore	100%
VesselCo 11 Pte. Ltd.	Singapore	100%
VesselCo 12 Pte. Ltd.	Singapore	100%
TORM SHIPPING (PHILS.), INC.	Philippines	25%

Investments in subsidiaries [5] - continued:

Entity	Country	Ownership [5]
VesselCo A ApS [1]	Denmark	100%
VesselCo C ApS [1]	Denmark	100%
VesselCo E ApS [1]	Denmark	100%
VesselCo F ApS [1]	Denmark	100%

[1] Entities dissolved in the financial year ended 31 December 2020.
[2] Entities dissolved in the financial year ended 31 December 2021.
[3] Entities with different reporting periods: TORM Shipping India have a financial reporting period that runs from 01 April to 31 March as required by Indian government's laws and legislations.
[4] For all subsidiaries, ownership and voting rights are the same except for TORM SHIPPING (PHILS.), INC where voting rights are 100%.
[5] All subsidiaries are consolidated in full.

Interest in legal entities included as joint ventures:

			2021		
Entity (USDm)	Country	% Control	Profit and loss from continuing operations	Other comprehensive income	Total comprehensive income
Long Range 2 A/S	Denmark	50%	-	-	-
LR2 Management K/S	Denmark	50%	-	-	-
Marine Exhaust Technology Ltd.	Hong Kong	28%	0.0	-	0.0

TORM ANNUAL REPORT 2021

CONSOLIDATED FINANCIAL STATEMENTS1 154

NOTE 26 - continued

The table below shows the registered addresses for the companies mentioned above:

Denmark	India	Philippines	Singapore
Tuborg Havnevej 18	2nd Floor	7th Floor	6 Battery Road #27-02
DK-2900 Hellerup	Leela Business Park	Salcedo Towers, 169	Singapore 049909
Denmark	Andheri-Kurla Road	HV dela Costa Street	Singapore
	Andheri (E)	Salcedo Village,	
	Mumbai 400059	Makati City	
	India	Philippines 1227	

United Kingdom	USA	Marshall Islands	Mauritius
Birchin Court	Suite 1630	c/o The Trust	c/o Temple Corporate
20 Birchin Lane	2500 City West	Company of	Services
London, EC3V 9DU	Boulevard	Marshall Islands, Inc.	Temple Court 2,
United Kingdom	77042, Houston, Texas	P.O. Box 2095	Labourdonnais Street
	USA	Reston VA 20195-0095	Port Louis
		USA	Mauritius

Bermuda	Gibraltar	Hong Kong
c/o Estera Services	57/63 Line Wall Road	Room A, 7/F
(Bermuda Limited)	GX11 1AA	China Overseas Bldg.
Canon's Court	Gibraltar	139 Hennessy Road
22 Victoria Street		Wanchai
PO Box 1624		Hong Kong
Hamilton HM GX		
Bermuda		

NOTE 27 - PROVISIONS

Since 2020, the Group has been involved in two cargo claims, both relating to one customer having issued indemnities to TORM for the safe discharge of cargoes, and not being able to honor those indemnity obligations. Both cases involved irregular activities by the customer in relation to the handling of the bills of lading. Legal action has been initiated by the Group in the UK and in India against the customer and a number of individual owners and management representatives. The Group has recognized provisions in the total amount of USD 18.3m relating to the two claims. The proceedings are ongoing and therefore the provisions recognized are subject to uncertainty related to both timing and amount.

NOTE 27 - continued

ACCOUNTING POLICIES

Provisions are recognized when the Group has a legal or constructive obligation as a result of past events, and when it is probable that this will lead to an outflow of resources which can be reliably estimated. Provisions are measured at the estimated liability expected to arise, taking into account the time value of money.

NOTE 28 – EARNINGS PER SHARE AND DIVIDEND PER SHARE

	2021	2020	2019
EARNINGS PER SHARE			
Net profit/(loss) for the year (USDm)	-42.1	88.1	166.0
Million shares			
Weighted average number of shares	78.6	74.8	74.3
Weighted average number of treasury shares	-0.5	-0.5	-0.3
Weighted average number of shares outstanding	78.1	74.3	74.0
Dilutive effect of outstanding share options	0.3	-	0.0
Weighted average number of shares outstanding incl. dilutive effect of share options	78.4	74.3	74.0
Basic earnings/(loss) per share (USD)	-0.54	1.19	2.24
Diluted earnings/(loss) per share (USD)	-0.54	1.19	2.24

When calculating diluted earnings per share for 2020, RSUs have been omitted as they are out-of-the-money and thus not anti-dilutive, but the RSUs may potentially dilute earnings per share in the future. Please refer to Note 3 for information on the RSU share options.

ACCOUNTING POLICIES

Basic earnings per share are calculated by dividing the consolidated net profit/(loss) for the year available to common shareholders by the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. Purchases of treasury shares during the period are weighted based on the remaining period.

Diluted earnings per share are calculated by adjusting the consolidated profit or loss available to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect of including them would be to increase earnings per share or reduce a loss per share.

TORM ANNUAL REPORT 2021

CONSOLIDATED FINANCIAL STATEMENTS1 155

TORM ANNUAL REPORT 2021 CONSOLIDATED FINANCIAL STATEMENTS1 156 NOTE 28 - continued 2021 2020 2019 DIVIDEND PER SHARE Dividend for the year (USDm) - 63.2 7.4 Number of shares, end of period (million) - 74.9 74.7 Dividend per share - 0.85 0.10 The Board of Directors has decided not to recommend any dividends relating to the second half of 2021. NOTE 29 – CASH AND CASH EQUIVALENTS, INCLUDING RESTRICTED CASH 2021 2020 2019 Cash at banks and on hand 144.8 89.5 56.8 Cash and cash equivalents 144.8 89.5 56.8 Cash provided as security for initial margin calls and negative market values on derivatives etc.¹⁾ 5.9 46.1 15.7 Sale-and-leaseback transaction prepayment to be released upon delivery of the vessel²⁾ 21.0 - - Restricted cash 26.9 46.1 15.7 Cash and cash equivalents, including restricted cash 171.7 135.6 72.5 ¹⁾ The counterparties have an obligation to return any excess cash provided as security to the Group upon settlement or early termination of the contracts. ²⁾ Prepayment released on 6 January, 2022

TORM ANNUAL REPORT 2021 CONSOLIDATED FINANCIAL STATEMENTS1 157 PARENT COMPANY 2021

TORM ANNUAL REPORT 2021 PARENT COMPANY FINANCIAL STATEMENT 20211 158 COMPANY BALANCE SHEET AS OF 31 DECEMBER USD '000 Note 2021 2020 ASSETS NON-CURRENT ASSETS Tangible fixed assets Land and buildings 33 72 Other plant and operating equipment 3 7 Total tangible fixed assets 36 79 Financial assets Investments in subsidiaries 5 937,589 1,031,005 Loan receivables 6 4,617 4,617 Loans to subsidiaries 803,712 - Total financial assets 1,745,918 1,035,622 Total non-current assets 1,745,954 1,035,701 CURRENT ASSETS Loans to subsidiaries 139,854 552,939 Other receivables 6,843 207 Prepayments 374 254 Cash and cash equivalents 2,622 72,409 Total current assets 149,693 625,809 TOTAL ASSETS 1,895,647 1,661,510 Note: The profit/(loss) for the financial year dealt with in the financial statements of the Company is USD 36,996k (2020: USD -15,516k). USD '000 Note 2021 2020 EQUITY AND LIABILITIES EQUITY Common shares 812 748 Treasury shares -4,235 -4,235 Hedging reserves -2,024 -21,489 Share premium 69,821 12,307 Retained profit/(loss) 2 1,077,410 1,038,097 Total equity 1,141,784 1,025,428 LIABILITIES NON-CURRENT LIABILITIES Borrowings 3 463,459 479,709 Total non-current liabilities 463,459 479,709 CURRENT LIABILITIES Borrowings 3 143,135 78,337 Trade payables 256 203 Payables to subsidiaries 135,825 54,440 Other liabilities 7 11,188 23,393 Total current liabilities 290,404 156,373 Total liabilities 753,863 636,082 TOTAL EQUITY AND LIABILITIES 1,895,647 1,661,510 The financial statements of TORM plc, company number 09818726, have been approved by the Board of Directors and signed on their behalf by: Jacob Meldgaard Executive Director 23 March 2022 Parent company financial statement 2021

COMPANY STATEMENT OF CHANGES IN EQUITY

USD '000	Common shares	Treasury shares	Hedging reserves	Share premium	Retained profit	Total
EQUITY						
Equity as of 1 January 2020	747	-2,887	-10,902	911,552	222,543	1,121,053
Comprehensive income for the year:						
Net profit/(loss) for the year	-	-	-	-	-15,516	-15,516
Other comprehensive income/(loss) for the year	-	-	-10,587	-	-	-10,587
Total comprehensive income/(loss) for the year	-	-	-10,587	-	-15,516	-26,103
Capital increase	1	-	-	787	-	788
Capital decrease	-	-	-	-900,000	900,000	-
Transaction costs capital decrease	-	-	-	-32	-	-32
Share-based compensation	-	-	-	-	1,681	1,681
Acquisition treasury shares, cost	-	-1,348	-	-	-	-1,348
Dividend paid	-	-	-	-	-70,611	-70,611
Total changes in equity 2020	1	-1,348	-	-899,245	831,070	-69,522
Equity as of 31 December 2020	748	-4,235	-21,489	12,307	1,038,097	1,025,428
Comprehensive income/(loss) for the year:						
Net profit/(loss) for the year	-	-	-	-	36,996	36,996
Other comprehensive income/(loss) for the year	-	-	19,465	-	-	19,465
Total comprehensive income/(loss) for the year	-	-	19,465	-	36,996	56,461
Capital increase	64	-	-	57,799	-	57,863
Capital decrease	-	-	-	-	-	-
Transaction costs capital increase	-	-	-	-285	-	-285
Share-based compensation	-	-	-	-	2,317	2,317
Acquisition treasury shares, cost	-	-	-	-	-	-
Dividend paid	-	-	-	-	-	-
Total changes in equity 2021	64	-	-	57,514	2,317	59,895
Equity as of 31 December 2021	812	-4,235	-2,024	69,821	1,077,410	1,141,784

TORM ANNUAL REPORT 2021
PARENT COMPANY FINANCIAL STATEMENT 20211 159

TORM ANNUAL REPORT 2021 PARENT COMPANY FINANCIAL STATEMENT 2021 160 Note 1 – Accounting Policies – Supplementary for the Parent Company 161 Note 2 – Profit/Loss and Total Comprehensive Income for the Year 162 Note 3 – Borrowings 162 Note 4 – Staff Costs 162 Note 5 – Financial Assets 162 Note 6 – Loan Receivables 162 Note 7 – Other Liabilities 163 Note 8 – Impairment Testing 163 Note 9 – Collateral Security for Mortgage Debt and Bank Loans 163 Note 10 – Guarantee Commitments and Contingent Liabilities 163 Note 11 – Related Party Transactions 163 NOTES TO PARENT COMPANY FINANCIAL STATEMENTS

TORM ANNUAL REPORT 2021 PARENT COMPANY FINANCIAL STATEMENT 2021 161 NOTE 1 – ACCOUNTING POLICIES – SUPPLEMENTARY FOR THE PARENT COMPANY BASIS OF PREPARATION TORM plc is a public company limited by shares and is incorporated in England and Wales. Its registered number is 09818726 and its registered address is Birchin Court, 20 Birchin Lane, London, EC3V 9DU. The Company meets the definition of a qualifying entity under Financial Reporting Standard 100 (“FRS 100”) issued by the Financial Reporting Council. Therefore, these financial statements were prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), including Financial Reporting Standard 101 Reduced Disclosure Framework. As permitted by FRS 101, the Company has taken advantage of the disclosure exemptions available under that standard in relation to accounting standards issued but not yet effective or implemented, share-based payment information, financial instruments, capital management, presentation of comparative information in respect of certain assets, presentation of a cashflow statement and certain related party transactions. The following exemptions available under FRS 101 have been applied: • Paragraphs 45(b) and 46 to 52 of IFRS 2, “Shared-based payment” (details of the number and weighted- average exercise prices of share options, and how the fair value of goods or services received was determined) • IFRS 7 “Financial Instruments: Disclosures” • Paragraph 91 to 99 of IFRS 13, “Fair value measurement” (disclosure of valuation techniques and inputs used for fair value measurement of assets and liabilities) • Paragraph 38 of IAS 1 “Presentation of financial statements” comparative information requirements in respect of paragraph 79(a)(iv) of IAS 1 • The following paragraphs of IAS 1 “Presentation of financial statements” • 10(d) (statement of cash flows) • 16 (statement of compliance with all IFRS) • 38A (requirement for minimum of two primary statements, including cash flow statements) • 111 (cash flow statement information) • 134-136 (capital management disclosures) • IAS 7 “Statement of cash flows” • Paragraph 30 and 31 of IAS 8 “Accounting policies, changes in accounting estimates and errors” (requirement for the disclosure of information when an entity has not applied a new IFRS that has been issued but is not yet effective) • Paragraph 17 and 18A of IAS 24 “Related Party Disclosures” (Key management personnel compensation) • The requirements in IAS 36 “Impairment of Assets” (disclosure of valuation technique and assumptions used in determining recoverable amount) The financial statements have been prepared on a going concern basis. Further information relating to the going concern assumption is provided in Note 1 to the Group consolidated financial statements. NOTE 1 - continued Where required, the equivalent disclosures are given in the Group's consolidated financial statements. Key sources of estimation uncertainty disclosure are provided in the accounting policies and in relevant notes to the Group consolidated financial statements as applicable. Details of the Company's share-based payment schemes are provided in Note 3 to the Group consolidated financial statements. ACCOUNTING POLICIES In supplement to the accounting policies provided in Note 1 to the Group consolidated financial statements, the following accounting policies were applied to the Company’s financial statements. Investment in subsidiaries and joint ventures Investment in subsidiaries, associated companies and joint ventures are recognized and measured in the financial statements of the Parent Company at cost less provision for impairment and classified as “non-current assets”. Dividends are recognized under “Financial income”. The carrying amount of investment in subsidiaries and joint ventures is increased to its recoverable amount, if there have been changes in the estimates used to determine the recoverable amount since the last impairment loss was recognized. Reversal of impairment losses on investment in subsidiaries and joint ventures is recognized in “Financial income”. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS In supplement to the critical accounting estimates and judgements provided in Note 1 to the Group consolidated financial statements, the following is considered a significant accounting estimate used in the preparation of the Company’s financial statements. Carrying amounts of investments in subsidiaries The Company evaluates the carrying amounts of subsidiaries to determine if events have occurred which would require a modification of their carrying amounts. The valuation of subsidiaries is reviewed based on the performed impairment testing of the Group’s cash-generating unit, excluding the Parent Company’s effect on the value in use of the cash-generating unit. For further information regarding the underlying impairment testing of the vessels in the Group, please refer to Note 8 to the Group consolidated financial statements.

TORM ANNUAL REPORT 2021 PARENT COMPANY FINANCIAL STATEMENT 2021 162 NOTE 2 – PROFIT/LOSS AND TOTAL COMPREHENSIVE INCOME FOR THE YEAR As permitted by section 408 of the Companies Act 2006, the statement of comprehensive income of the Company is not presented as part of these financial statements. NOTE 3 – BORROWINGS As of 31 December 2021, the Company had borrowed USD 611.9m (2020: USD 563.8m, 2019: USD 240.1m). The loan proceeds were USD 5.3m lower (2020: USD 5.9m, 2019: USD 3.0m) due to borrowing fees. The fees are amortized over the loan periods. In 2021, the Company had interest expenses of USD 16.6m (2020: USD 16.5m, 2019: USD 9.4m) regarding these loan facilities. As of 31 December 2021, the Company had finance lease liabilities of nil (2020: USD 0.1m, 2019: USD 21.9m). In 2021, the Company had interest expenses of USD nil (2020: USD 1.1m, 2019: USD 2.0m) regarding financial leases. NOTE 4 – STAFF COSTS USD'000 2021 2020 Total staff costs Staff costs included in administrative expenses 1,332 1,348 Total staff costs 1,332 1,348 Average number of permanent employees 1 1 Employee information The average number of employees is calculated as a full-time equivalent (FTE). NOTE 5 – FINANCIAL ASSETS USD'000 2021 2020 Investments in subsidiaries Cost: Balance as of 1 January 1,173,105 1,205,059 Capital decreases in subsidiaries -95,733 -33,635 Capital increases related to share-based payments 2,317 1,681 Balance as of 31 December 1,079,689 1,173,105 Impairment: Balance as of 1 January 142,100 143,500 Impairment (reversal)/losses for the year - -1,400 Balance as of 31 December 142,100 142,100 Carrying amount as of 31 December 937,589 1,031,005 NOTE 6 – LOAN RECEIVABLES USD '000 2021 2020 Loan receivables Cost: Balance as of 1 January 4,711 4,711 Additions during the year - - Balance as of 31 December 4,711 4,711 Expected credit loss: Balance as of 1 January 94 94 Additions during the year - - Balance as of 31 December 94 94 Carrying amount as of 31 December 4,617 4,617

TORM ANNUAL REPORT 2021 PARENT COMPANY FINANCIAL STATEMENT 2021 163 NOTE 7 – OTHER LIABILITIES USD '000 2021 2020 Derivative financial instruments 9,037 21,489 Other 2,151 1,904 Balance as of 31 December 11,188 23,393 NOTE 8 – IMPAIRMENT TESTING As of 31 December 2021, Management performed an impairment test of investments in subsidiaries. The subsidiaries of TORM plc are the formal owners of the TORM vessels and operate in the product tanker market. As of 31 December 2021, the recoverable amount of the investments in subsidiaries was based on the value in use. Based on this test, Management concluded that no reversal of impairment charge was needed (2020: a reversal of impairment charge of USD 1.4m). The assessment of the value in use of the subsidiaries was based on the present value of the expected future cash flows, which is primarily influenced by the cash flows of the vessels owned by each subsidiary. Please refer to Note 8 to the Group consolidated financial statements for further information in respect of the value in use of these vessels. NOTE 9 – COLLATERAL SECURITY FOR MORTGAGE DEBT AND BANK LOANS The vessels owned by subsidiaries of the Company which have been provided as security for TORM’s debt amounted to USD 611,873k as of 31 December 2021 (2020: USD 563,821k). NOTE 10 – GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES TORM is guarantor for a loan amounting to USD 86m established in the subsidiaries TORM A/S and VesselCo 9 Pte. Ltd. As part of sale and leaseback transactions made by a subsidiary, TORM issued a guarantee to the third party in relation to future lease payments to be made by the subsidiary, which are expected to total approximately USD 386m. NOTE 11 – RELATED PARTY TRANSACTIONS TORM’s ultimate controlling party is Oaktree Capital Group, LLC, a limited liability company incorporated in the USA. The immediate controlling shareholder is OCM Njord Holdings S.à.r.l. (Njord Luxco). The Company has received dividends from subsidiaries amounting to USD 44.3m (2020: USD 0.1m, 2019: USD 7.6m). The Company has income in the form of interests from its subsidiaries of USD 12.7m (2020: USD 16.2m, 2019: USD 8.8m), relating to loans to subsidiaries. The Company has income in the form of bareboat hire from its subsidiary TORM A/S of USD 32.1m (2020: USD 70.3m, 2019: USD 53.0m). The Company has paid bareboat hire to its subsidiaries in the amount of USD 31.7m (2020: USD 66.2m, 2019: USD 47.2m). There have been no or limited transactions with related parties during the financial year other than the transactions disclosed above.

TORM ANNUAL REPORT 2021 INDEPENDENT AUDITOR’S REPORT 164 OPINION In our opinion: • TORM plc’s group financial statements and parent company financial statements (the “financial statements”) give a true and fair view of the state of the group’s and of the parent company’s affairs as at 31 December 2021 and of the group’s loss for the year then ended; • the group financial statements have been properly prepared in accordance with UK adopted international accounting standards; • the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and • the financial statements have been prepared in accordance with the requirements of the Companies Act 2006. • The group financial statements are also prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the EU, as applied to financial periods beginning on or after 1 January 2021. • Xx The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law and UK adopted international accounting standards. The group financial statements are also prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the EU, as applied to financial periods beginning on or after 1 January 2021. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 “Reduced Disclosure Framework” (United Kingdom Generally Accepted Accounting Practice). BASIS FOR OPINION We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the group and parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC’s Ethical Standard as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. CONCLUSIONS RELATING TO GOING CONCERN In auditing the financial statements, we have concluded that the directors’ use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors’ assessment of the group and parent company’s ability to continue to adopt the going concern basis of accounting included carrying out the following procedures: • We confirmed our understanding of management’s going concern assessment process and also engaged with management early to ensure key factors were considered in their assessment, including the evaluation of any operational and economic impacts of COVID- 19 as well as Russia’s invasion of Ukraine on the group; • We obtained management’s board approved forecast cash flows and covenant calculation covering the period of assessment from the date of signing to 31 March 2023. As part of this assessment, in addition to the base case scenario, the group has modelled a low case and stress case scenarios in their cash forecasts and covenant calculations in order to incorporate unexpected changes to the forecasted liquidity and covenant compliance of the group. We Independent auditor’s report INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF TORM PLC REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS We have audited the financial statements of TORM plc (the ‘parent company’) and its subsidiaries (the ‘group’) for the year ended 31 December 2021 which comprise: GROUP PARENT COMPANY Consolidated balance sheet as at 31 December 2021 Balance sheet as at 31 December 2021 Consolidated income statement for the year then ended Statement of changes in equity for the year then ended Consolidated statement of comprehensive income for the year then ended Statement of cash flows for the year then ended Consolidated statement of changes in equity for the year then ended Related notes 1 to 11 to the financial statements including a summary of significant accounting policies Consolidated statement of cash flows for the year then ended Related notes 1 to 29 to the financial statements, including a summary of significant accounting policies INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF TORM PLC REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS - continued

TORM ANNUAL REPORT 2021 INDEPENDENT AUDITOR’S REPORT 165 considered management’s stress case scenario as the management’s reverse stress test; • We assessed the reasonableness of the cashflow forecast by analysing management’s historical forecasting accuracy; • We evaluated the key assumptions and sensitivities identified underpinning the group’s assessment by challenging how these compare with external benchmarks, historical performance adjusted for inflation, the lowest rolling 4-quarter averages since 2000, as well as performance in the period post year end; • We have evaluated the key assumptions underpinning the group’s base case, low case and stress case scenario by challenging the appropriateness of the low case and stress case scenarios modelled and how these compared with the principal risks and uncertainties of the group; • We have evaluated the reverse stress test (stress case scenario) and considered whether the combination of factors (notably significantly reduced freight rates and vessel values) is a plausible outcome or remote based upon the historical performance, external benchmarks, and performance and conditions in the period post year end; • We tested the clerical accuracy and logical integrity of the model used to prepare the group’s going concern assessment; • We considered whether the group’s forecasts in the going concern assessment were consistent with other forecasts used by the group in its accounting estimates, including impairment testing of the carrying value of vessels; • Our analysis also considered the mitigating actions such as sale of older vessels that management could undertake in an extreme downside scenario and whether these were achievable and in control of management considering timing and quantum; • We also confirmed the continued availability of debt facilities through the going concern period, and reviewed their underlying terms, including covenants, by examination of executed documentation; • We have considered factors, such as freight rates and vessel values, in the period immediately after the going concern period by comparing them to the external benchmarks. We considered whether management’s disclosures in the financial statements sufficiently and appropriately reflect the going concern assessment and outcomes. The group is forecast to be profitable and generate positive operating cashflows throughout the going concern period in base case scenario, low case scenario and stress case scenario (reverse stress test) modelled. Under the stress case scenario, the cash covenant will breach with USD 24m liquidity shortfall. This scenario is considered as highly unlikely and remote by management. Furthermore, in the stress case scenario, Management has identified mitigating actions such as sale and leaseback or sale of older vessels, which, whilst not fully in their control, based on past experience and general market activity, are deemed reasonable and achievable. We considered management’s assessment over the impact of Russia’s invasion of Ukraine, including geo-political consequences, on the going concern assessment and outcomes. Management have observed that the immediate impact is that the uncertainty and potential for re- routing of trade flows has sent the tanker freight rates in the European markets upwards. The financial impact going forward is uncertain, but TORM currently expects that the possible effects are covered by the performed stress test and sensitivity analysis for a period to 31 March 2023. Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group and parent company’s ability to continue as a going concern for a period to 31 March 2023. Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the group’s ability to continue as a going concern. OVERVIEW OF OUR AUDIT APPROACH Audit scope We performed an audit of the complete financial information of the Group. Key audit matter Carrying value of vessels Materiality Overall group materiality of $10m which represents 4% of group total assets.. AN OVERVIEW OF THE SCOPE OF THE PARENT COMPANY AND GROUP AUDITS Tailoring the scope Our assessment of audit risk, our evaluation of materiality and our allocation of performance materiality determine our audit scope for each company within the group. Taken together, this enables us to form an opinion on the consolidated financial statements In assessing the risk of material misstatement to the group financial statements, we considered that all significant elements of the group’s finance and accounting function are situated and managed centrally in Copenhagen, Demark, and operate under one common internal control environment; and all operations of the group are also managed from this location together with the UK headquarters. All audit work performed for the purposes of the audit was undertaken by the group audit team, as an integrated audit engagement team, consisting of team members located in Denmark and the UK. As an integrated team all audit work was performed in a shared electronic workspace. The audit plan was developed jointly and both teams were involved in the execution of the plan and in the consideration of areas of significant judgement and estimation. During the course of the audit, the UK senior members, including the Senior Statutory Auditor, supervised the members of the audit team who are based in Copenhagen, Denmark. Due to travel restrictions and UK government’s recommendation to work from home, the audit planning procedures performed by UK audit team members were performed remotely. We held regular meetings with management and the Denmark based audit team via video calls to direct and supervise the audit and the UK team continued to access client documentation and document our work in the shared electronic work file. The UK senior members also visited the Copenhagen operations during the year end phase of the audit. Climate change There has been increasing interest from stakeholders as to how climate change will impact the group. The group has determined that the most significant future impacts from climate change on its operations will be from peak oil demand, technology of vessels, insufficient access to financing and estimated freight rates. These are explained on pages 66- 68 in the Risk Management section, which form part of the “Other information,” rather than the audited financial statements. Our INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF TORM PLC REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS - continued

TORM ANNUAL REPORT 2021 INDEPENDENT AUDITOR’S REPORT 166 procedures on these disclosures therefore consisted solely of considering whether they are materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appear to be materially misstated. As explained in Emerging Risk – Climate within Risk Management and Note 8 to the consolidated group financial statements, governmental and societal responses to climate change risks are still developing, and are interdependent upon each other, and consequently financial statements cannot capture all possible future outcomes as these are not yet known. The degree of certainty of these changes may also mean that they cannot be taken into account when determining asset and liability valuations and the timing of future cash flows under the requirements of UK adopted international accounting standards and IFRS issued IASB as adopted by the EU as applied to financial periods beginning on or after 1 January 2021. Our audit effort in considering climate change was focused on ensuring that the effects of material climate risks disclosed on pages 66-68 have been appropriately reflected in the carrying value of vessels and associated disclosures where values are determined through modelling future cash flows, being estimated freight rates, capitalised expenditures and external loan interest. Details of our procedures and findings on carrying value of vessels are included in our key audit matters below. We also challenged the Directors’ considerations of climate change in their assessment of going concern and viability and associated disclosures. Whilst the group have stated its commitment to the aspirations of the Paris Agreement to achieve net zero emissions by 2050 and have set the goal to accelerate the climate target at a 40% CO2 reduction by 2025 compared to 2008 using IMO’s defined methodology and 45% CO2 reduction by 2030, the group is currently unable to determine the full future economic impact on their business model, operational plans and customers to achieve this and therefore as set out above the potential impacts are not fully incorporated in these financial statements. Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in our opinion thereon, and we do not provide a separate opinion on these matters.

TORM ANNUAL REPORT 2021 INDEPENDENT AUDITOR’S REPORT 167 INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF TORM PLC REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS - continued Risk Our response to the risk Key observations communicated to the Audit Committee Carrying value of the group’s vessels carried as at 31 December 2021 totalled $2,302m (2020: $1,774m). Refer to the Audit Committee Report (page 79); Accounting policies (page 125,131 and 132); and Note 8 of the Consolidated Financial Statements (page 135) The carrying values of vessels are reviewed quarterly by management for indicators of impairment. If impairment indicators exist, an impairment test is carried out where the future discounted net cash flow deriving from the cash generating units (CGUs) must be estimated. These estimates are based on a number of assumptions principally future freight rates and weighted average cost of capital (WACC). As of 31 December 2021, Management tested the carrying amount of its fleet for impairment within 3 CGUs, being the Main Fleet (LR2/LR1 and MR vessels) and the 2 Handysize vessels. There is a risk that CGUs are not correctly classified and that the testing is not performed at the appropriate level, which may mask impairments that would otherwise arise. Auditing the group's impairment assessment is complex due to significant judgements involved in the high estimation uncertainty in forecasting the undiscounted cashflows of the CGUs. These significant assumptions are forward looking and subject to future economic and market conditions. We performed a walkthrough of the group’s impairment process to gain an understanding of the process and assessed the design effectiveness of the controls. We challenged management’s CGU determination by evaluating their analysis in respect of the smallest group of assets that generate largely independent cash inflows. This considered management’s view of the homogenous nature and joint operation of the LR1, LR2 and MR vessels, including the 2021 acquired chemical trading capability MR vessels operated as all the other product tanker vessels, thereby forming a single CGU (the Main Fleet) and that the two Handysize vessels were each the lowest level at which independent cash flows are identified. We inspected evidence to support the explanations and rationale supporting the joint operation of the LR1, LR2 and MR vessels (the Main Fleet). We obtained management’s impairment model containing the value in use calculations and tested the clerical accuracy of the model. We challenged the key assumptions by comparing them with publicly available market information, our knowledge of the group and industry and the group’s most recent business plan. We analysed the assumptions and estimates made by management in their impairment assessment for the past three years against the actual outcomes to assess the robustness and accuracy of management’s forecasting process. We involved our internal valuation specialists to independently assess the appropriateness of the discount rate (WACC) applied to the value-in-use calculation. This included assessing management’s methodology and preparing our own independent point estimate to check management’s rate fell within an acceptable range. We reviewed management’s sensitivities on the group’s value-in-use calculation incorporating reasonable possible changes in key assumptions including in respect of freight rates, the discount rate and operating costs. We have ensured the fact that reasonable possible changes in key assumptions may lead to impairment has been disclosed and have checked the impact of reasonably possible changes in key assumptions is correctly calculated and disclosed. At the conclusion of the above procedures we stood back and considered all evidence gathered to reassess and confirm our conclusions remained appropriate. We assessed the appropriateness of disclosures provided, including the impact from climate changes, in the financial statements in accordance with IAS 36. Based on our audit procedures performed, we concur with management’s conclusion on impairment of vessels at 31 December 2021, including: • That the determination of CGUs is highly judgemental, but is supported by management’s assessment; • No impairment recognised for the main fleet due to headroom between the value in use and carrying value, however the impairment tests are sensitive to reasonably possible changes in key assumptions; • No impairment or reversal of impairment regarding the handy size vessels. The headroom is limited and therefore sensitive to changes in assumptions; • The impairment of USD 4.6m recognised in 2021 relates to vessels classified as held for sale prior to disposal; • The determined discount rate is within the range determined by our internal valuation specialist; • The freight rates assumed and applied have been benchmarked to external sources and assessed as reasonable; • The historical freight rates applied have been tied to historical data; • Other assumptions have been verified to supporting documentation. We consider the disclosures in the financial statements to be sufficient and appropriate and in compliance with accounting standards.

TORM ANNUAL REPORT 2021 INDEPENDENT AUDITOR’S REPORT 168 OUR APPLICATION OF MATERIALITY We apply the concept of materiality in planning and performing the audit, in evaluating the effect of identified misstatements on the audit and in forming our audit opinion. Materiality The magnitude of an omission or misstatement that, individually or in the aggregate, could reasonably be expected to influence the economic decisions of the users of the financial statements. Materiality provides a basis for determining the nature and extent of our audit procedures. We determined materiality for the group to be $10million (2020: $10 million), which is 4% (2020: 5%) of the group ‘s total assets. We believe that the key users of the group’s financial statements are primarily focused on the group’s assets, primarily the vessel value. In addition, we also considered that total assets be the most stable and consistent benchmark in a period of significant freight rate volatility. We determined materiality for the Parent Company to be $8.4 million (2020: $8.5 million), which is 5% (2020: 5%) of total assets as the Parent Company principally holds investments in subsidiaries and does not trade externally. During the course of our audit, we reassessed initial materiality and no change has been made to the materiality level reflecting the insignificant movement in the carrying value of vessels between the time we set initial materiality and 31 December 2021. Performance materiality The application of materiality at the individual account or balance level. It is set at an amount to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality. On the basis of our risk assessments, together with our assessment of the group’s overall control environment, our judgement was that performance materiality was 50% (2020: 50%) of our planning materiality, namely $5m (2020: $5m). Our objective in adopting this approach is to confirm that total detected and undetected audit differences do not exceed our materiality for the financial statements as a whole. Reporting threshold An amount below which identified misstatements are considered as being clearly trivial. We agreed with the Audit Committee that we would report to them all uncorrected audit differences in excess of $0.5m (2020: $0.5m), which is set at 5% of planning materiality, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in light of other relevant qualitative considerations in forming our opinion. Other information The other information comprises the information included in the annual report, other than the financial statements and our auditor’s report thereon. The directors are responsible for the other information contained within the annual report. Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon. Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise toa material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact. We have nothing to report in this regard. OPINIONS ON OTHER MATTERS PRESCRIBED BY THE COMPANIES ACT 2006 In our opinion, the part of the directors’ remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006. In our opinion, based on the work undertaken in the course of the audit: • the information given in the strategic report and the directors’ report for the financial year for which the financial statements are prepared is consistent with the financial statements; and • the strategic report and directors’ report have been prepared in accordance with applicable legal requirements. Matters on which we are required to report by exception In the light of the knowledge and understanding of the group and the parent company and its environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or the directors’ report. We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion: • adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or • the parent company financial statements and the part of the directors’ remuneration report to be audited are not in agreement with the accounting records and returns; or • certain disclosures of directors’ remuneration specified by law are not made; or • we have not received all the information and explanations we require for our audit Responsibilities of directors As explained more fully in the directors’ responsibilities statement set out on page 110, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, the directors are responsible for assessing the group and parent company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF TORM PLC REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS - continued INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF TORM PLC REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS - continued

TORM ANNUAL REPORT 2021 INDEPENDENT AUDITOR’S REPORT 169 intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.. AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE FINANCIAL STATEMENTS Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. EXPLANATION AS TO WHAT EXTENT THE AUDIT WAS CONSIDERED CAPABLE OF DETECTING IRREGULARITIES, INCLUDING FRAUD Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect irregularities, including fraud. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below. However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the company and management. • We obtained an understanding of the legal and regulatory frameworks that are applicable to the group and determined that the most significant are UK adopted international accounting standards, IFRS as issued by the IASB and adopted by the EU as applied to financial periods beginning on or after 1 January 2021, FRS 101, the Companies Act 2006 and Corporate Governance Code, the Danish and UK tax legislation as well as IMO 2020 Sulphur Regulation. • We understood how TORM plc is complying with those frameworks by making inquiries of management and identifying the policies and procedures regarding compliance with law and regulations. We also identified those members of management who have the primary responsibilities for ensuring compliance with law and regulations, and for reporting any known instance of non-compliance to those charged with governance. We corroborated our enquiries through our review of board minutes, discussion with the Audit Committee and any correspondence received from regulatory bodies. • We assessed the susceptibility of the group’s financial statements to material misstatement, including how fraud might occur by meeting with management to understand where they considered there was susceptibility to fraud, reviewing the group’s risk register, enquiry with management and the Audit Committee during the planning and execution phases of our audit. We also considered performance targets and their influence on efforts made by management to manage earnings. Where this risk was considered to be higher, we performed audit procedures to address each identified fraud risk. These procedures included testing manual journals and were designed to pro vide reasonable assurance that the ﬁnancial statements were free from material misstatements arising from fraud. • Based on this understanding we designed our audit procedures to identify non-compliance with such laws and regulations. Our procedures involved: • inquiries of members of senior management, and when appropriate, those charged with governance regarding their knowledge of any non-compliance or potential non-compliance with laws and regulations that could affect the financial statements; • review of minutes of meeting of those charged with governances; • obtaining and reading correspondence from legal and regulatory bodies; • obtaining electronic confirmations from the group’s banking provider to verifying the existence of cash balances and completeness of loan and borrowings; • journal entry testing, with a focus on manual journals and journals indicating large or unusual transactions based on our understanding of the business A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council’s website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor’s report. Use of our report This report is made solely to the company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed. Lloyd Brown (Senior statutory auditor) for and on behalf of Ernst & Young LLP, Statutory Auditor London, 23 March 2021

TORM FLEET OVERVIEW
AS OF 31 DECEMBER 2021

Vessel type	Vessel class	Vessel	DWT	Built	Ownership	Carrying value (USDm)
Tanker	LR2	TORM GUDRUN	99.965	2000	100%	10
Tanker	LR2	TORM HELLERUP	114.000	2018	100%	46
Tanker	LR2	TORM HELENE	114.000	2021	100%	51
Tanker	LR2	TORM HERMIA	114.000	2018	100%	44
Tanker	LR2	TORM HERDIS	114.000	2018	100%	45
Tanker	LR2	TORM HILDE	114.000	2018	100%	47
Tanker	LR2	TORM INGEBORG	99.999	2003	100%	15[2)]
Tanker	LR2	TORM KIARA	114.445	2015	100%	40
Tanker	LR2	TORM KIRSTEN	114.445	2015	100%	40
Tanker	LR2	TORM KRISTINA	114.323	2015	100%	40
Tanker	LR2	TORM MAREN	109.672	2008	100%	32[2)]
Tanker	LR2	TORM MARINA	109.672	2007	100%	31[2)]
Tanker	LR2	TORM MATHILDE	109.672	2008	100%	29[2)]
Tanker	LR2	TORM VALBORG	99.999	2003	100%	15[2)]
Tanker	LR1	TORM EMILIE [1)]	74.999	2004	100%	13[2)]
Tanker	LR1	TORM ESTRID	74.999	2004	100%	15[2)]
Tanker	LR1	TORM ISMINI	74.999	2004	100%	17[2)]
Tanker	LR1	TORM SARA	72.718	2003	100%	14[2)]
Tanker	LR1	TORM SIGNE	72.718	2005	100%	19[2)]
Tanker	LR1	TORM SOFIA	72.660	2005	100%	20[2)]
Tanker	LR1	TORM VENTURE	73.700	2007	100%	20[2)]
Tanker	LR1	TORM ELISE	75.000	2019	100%	38
Tanker	LR1	TORM ELIZABETH	75.000	2019	100%	38
Tanker	MR	TORM ADVENTURER	46.042	2008	100%	14
Tanker	MR	TORM AGNES	49.999	2011	100%	21[2)]
Tanker	MR	TORM AGNETE	49.999	2010	100%	23[2)]
Tanker	MR	TORM ALEXANDRA	49.999	2010	100%	23[2)]
Tanker	MR	TORM ALICE	49.999	2010	100%	20[2)]
Tanker	MR	TORM ALLEGRO	46.184	2009	100%	19

TORM ANNUAL REPORT 2021
INDEPENDENT AUDITOR'S REPORT 170

TORM FLEET OVERVIEW
AS OF 31 DECEMBER 2021 - continued

Vessel type	Vessel class	Vessel	DWT	Built	Ownership	Carrying value (USDm)
Tanker	MR	TORM ALMENA	49.999	2010	100%	21[2)]
Tanker	MR	TORM AMALIE	49.999	2011	100%	21[2)]
Tanker	MR	TORM AMORINA	46.184	2012	100%	19
Tanker	MR	TORM ANABEL	49.999	2012	100%	24[2)]
Tanker	MR	TORM ARAWA	49.999	2012	100%	24[2)]
Tanker	MR	TORM ASLAUG	49.999	2010	100%	20[2)]
Tanker	MR	TORM ASTRID	49.999	2012	100%	25[2)]
Tanker	MR	TORM ATLANTIC	49.999	2010	100%	22[2)]
Tanker	MR	TORM AUSTRALIA	51.737	2019	100%	22[2)]
Tanker	MR	TORM CAVATINA	46.200	2010	100%	18
Tanker	MR	TORM CORRIDO	46.156	2019	100%	22[2)]
Tanker	MR	TORM DISCOVERER	45.012	2008	100%	16
Tanker	MR	TORM ERIC	51.266	2006	100%	13[2)]
Tanker	MR	TORM FREYA	45.990	2003	100%	10[2)]
Tanker	MR	TORM HARDRADA	45.983	2007	100%	11
Tanker	MR	TORM HELVIG	46.187	2005	100%	16[2)]
Tanker	MR	TORM HORIZON	46.955	2004	100%	10[2)]
Tanker	MR	TORM INDIA	49.999	2010	100%	19[2)]
Tanker	MR	TORM KANSAS	46.955	2006	100%	16[2)]
Tanker	MR	TORM LAURA	49.999	2008	100%	19[2)]
Tanker	MR	TORM LEADER	46.070	2009	100%	17
Tanker	MR	TORM LENE	49.999	2008	100%	18[2)]
Tanker	MR	TORM LILLY	49.999	2009	100%	21[2)]
Tanker	MR	TORM LOKE	51.372	2007	100%	18[2)]
Tanker	MR	TORM LOTTE	49.999	2009	100%	20[2)]
Tanker	MR	TORM LOUISE	49.999	2009	100%	21[2)]

TORM ANNUAL REPORT 2021 INDEPENDENT AUDITOR'S REPORT 171

TORM FLEET OVERVIEW
AS OF 31 DECEMBER 2021 – continued

Vessel type	Vessel class	Vessel	DWT	Built	Ownership	Carrying value (USDm)
Tanker	MR	TORM PHILIPPINES	49.999	2010	100%	18[2)]
Tanker	MR	TORM PLATTE	46.959	2006	100%	15[2)]
Tanker	MR	TORM RAGNHILD	46.187	2005	100%	16[2)]
Tanker	MR	TORM REPUBLICAN	46.955	2006	100%	16[2)]
Tanker	MR	TORM RESILIENCE	49.999	2005	100%	14[2)]
Tanker	MR	TORM SINGAPORE	51.737	2011	100%	22[2)]
Tanker	MR	TORM SOLUTION	49.999	2019	100%	31
Tanker	MR	TORM SOVEREIGN	49.999	2017	100%	27
Tanker	MR	TORM SPLENDID	49.999	2020	100%	31
Tanker	MR	TORM STELLAR	49.999	2020	100%	31
Tanker	MR	TORM STRENGTH	49.999	2019	100%	31
Tanker	MR	TORM STRONG	49.999	2019	100%	31
Tanker	MR	TORM SUBLIME	49.999	2019	100%	31
Tanker	MR	TORM SUCCESS	49.999	2019	100%	31
Tanker	MR	TORM SUPREME	49.999	2019	100%	28
Tanker	MR	TORM THAMES	47.036	2005	100%	16[2)]
Tanker	MR	TORM THOR	49.842	2015	100%	29[2)]
Tanker	MR	TORM THUNDER	49.842	2015	100%	30[2)]
Tanker	MR	TORM THYRA	45.950	2003	100%	10[2)]
Tanker	MR	TORM TIMOTHY	49.842	2015	100%	29[2)]
Tanker	MR	TORM TITAN	49.842	2016	100%	30
Tanker	MR	TORM TORINO	49.842	2016	100%	30
Tanker	MR	TORM TROILUS	49.842	2016	100%	30
Tanker	MR	TORM VOYAGER	45.916	2008	100%	15
Tanker	Handysize	TORM GYDA	36.207	2009	100%	14[2)]
Tanker	Handysize	TORM TEVERE	37.383	2005	100%	10[2)]

[1)] Indicates that the vessels are assets held-for-sale.
[2)] Indicates vessels for which TORM believes that, as of 31 December 2021, the basic charter-free market value is lower than the vessel's carrying amount.

TORM ANNUAL REPORT 2021 INDEPENDENT AUDITOR'S REPORT 172

TORM ANNUAL REPORT 2021 GLOSSARY 173 GLOSSARY Available earning days: A measure of unfixed operating days available for generating earnings. B/B: Bareboat: A form of charter arrangement, where the charterer is responsible for all costs and risks in connection with the operation of the vessel. Backwardation: A situation in which the spot price of a commodity is higher than the forward price. The opposite is known as contango. Bunker hedge: A forward agreement used to reduce a company’s exposure to fluctuating bunker costs. Bunkers: Fuel with which to run a vessel’s engines. CAPEX: Capital expenditure. Charter-in and leaseback days: A measure of operating days available for generating earnings from vessels that are not owned by the Company. Charter party: A lease or freight agreement between a shipowner and a charterer for a longer period of time or for a single voyage. Classification society: Independent organization, which ensures through verification of design, construction, building process and operation of vessels that the vessels at all times meet a long list of requirements to seaworthiness, etc. If the vessels do not meet these requirements, insuring and mortgaging the vessel will typically not be possible. COA: Contract of Affreightment. A contract that involves a number of consecutive cargos at previously agreed freight rates. Coating: The internal coatings applied to the tanks of a product tanker enabling the vessel to load refined oil products. Commercial management: An agreement to manage a vessel’s commercial operations for the account and risk of the shipowner. Coverage: A measure of Covered days divided by Earning days. Covered days: A measure of fixed operating days. Demurrage: A charge against the charterer of a vessel for delaying the vessel beyond the allowed free time. The demurrage rate will typically be at a level equal to the earnings in USD/day for the voyage. DKK: Danish kroner. Dwt: Deadweight ton. The cargo carrying capacity of a vessel. EBIT/Operating profit/(loss): Earnings Before Interest and Tax. Earning days: A measure of operating days available for generating earnings. ESG: Environmental, Social, and Governance. FFA: Forward freight agreement. A financial derivative instrument enabling freight to be hedged forward at a fixed price. Handysize: A specific class of product tankers with a cargo carrying capacity of 20,000–40,000 dwt. IAS: International Accounting Standards. IFRS: International Financial Reporting Standards. IMO: International Maritime Organization. KPI: Key Performance Indicator. A measure of performance used to define and evaluate how the Company is making progress towards its long-term organizational goals. Loan-to-value (LTV): A measure of notional debt divided by broker values of the encumbered vessels. LR1: Long Range 1. A specific class of product tankers with a cargo carrying capacity of 60,000–80,000 dwt. LR2: Long Range 2. A specific class of product tankers with a cargo carrying capacity of 80,000–110,000 dwt. LTAF: Lost Time Accident Frequency. Work-related personal injuries that result in more than one day off work per million hours of work. MR: Medium Range. A specific class of product tankers with a cargo carrying capacity of 40,000–60,000 dwt. MT: Metric ton. Oaktree: Oaktree Capital Management, L.P. Oil major: One of the world’s largest publicly owned oil and gas companies. Examples of oil majors are BP, Chevron, ExxonMobil, Shell and Total. OPEC: Organization of the Petroleum Exporting Countries. Owned days: A measure of operating days available for generating earnings from vessels that are owned by the Company. P&I club: Protection & Indemnity club. Product tanker: A vessel suitable for carrying clean petroleum products such as gasoline, jet fuel and naphtha. Spot market: Market in which vessels are contracted for a single voyage for near-term delivery. T/C: Time charter: An agreement covering the chartering out of a vessel to an end user for a defined period of time, where the owner is responsible for crewing the vessel, but the charterer must pay port costs and bunkers. Technical management: An agreement to manage a vessel’s technical operations and crew for the account and risk of the shipowner. Ton-mile: A unit of freight transportation equivalent to a ton of freight moved one mile. UN Global Compact: The United Nation’s social charter for enterprises, etc. Vetting: An audit of the safety and performance status of a tanker vessel made by oil majors. Glossary

TORM ANNUAL REPORT 2021 GLOSSARY 174 GLOSSARY KEY FINANCIAL FIGURES TCE % = TCE Revenue TCE per day = TCE Available earning days Gross profit % = Gross profit Revenue EBITDA % = EBITDA Revenue Operating profit/(loss) % = Operating profit/(loss) (EBIT) Revenue Return on Equity (RoE) % = Net profit/(loss) for the year Average equity Return on Invested Capital (RoiC) % = Operating profit/(loss) less tax Average invested capital Equity ratio = Equity Total assets Earnings per share, EPS = Net profit/(loss) for the year Average number of shares Diluted earnings/(loss) per share, EPS (USD) = Net profit/(loss) for the year Average number of shares less average number of treasury shares

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES

Net profit/(loss) for the year excluding non-recurrent items: Net profit excluding impairment is net profit less impairment and reversals of impairment generated from impairment testing during the year (Please refer to Note 8). TORM reports net profit excluding impairment because we believe it provides additional meaningful information to investors regarding the operational performance excluding fluctuations in the valuation of fixed assets. The APM replaces "Net profit/(loss) for the year" excluding impairment as it is more relevant and provides more useful information.

USDm	2021	2020	2019
Reconciliation to net profit/(loss) for the year			
Net profit/(loss) for the year	-42.1	88.1	166.0
Profit from sale of vessels	-	-1.1	-1.2
Impairment losses and reversals on tangible assets	4.6	11.1	-114.0
Expense of capitalized bank fees at refinancing	1.1	2.8	-
Termination of finance leases	-	2.7	-
Provisions	-	18.5	-
Net profit/(loss) for the year ex.non-recurrent items	-36.4	122.1	50.8

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions incl. freight and bunker derivatives. The Company reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from revenue to TCE earnings:

USDm	2021	2020	2019
Reconciliation to revenue			
Revenue	619.5	747.4	692.6
Port expenses, bunkers and commissions	-240.9	-227.9	-267.7
TCE earnings	378.6	519.5	424.9

Gross profit: TORM defines Gross profit, a performance measure, as revenue less port expenses, bunkers and commissions, charter hire and operating expenses. TORM reports Gross profit because we believe it provides additional meaningful information to investors, as Gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	2021	2020	2019
Reconciliation to revenue			
Revenue	619.5	747.4	692.6
Port expenses, bunkers and commissions	-240.9	-227.9	-267.7
Operating expenses	-190.5	-178.4	-173.0
Gross profit	188.1	341.1	251.9

TORM ANNUAL REPORT 2021

GLOSSARY 175

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization, and taxes. The computation of EBITDA refers to financial income and expenses which TORM deems to be equivalent to "interest" for purposes of presenting EBITDA. Financial expenses consist of interest on borrowings, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.

EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in TORM's financing agreements. TORM believes that EBITDA assists Management and investors by increasing comparability of TORM's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization, and taxes. These are items which could be affected by various changing financing methods and capital structures, and which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investors in selecting between investment alternatives.

EBITDA excludes some, but not all, items which affect profit/(loss), and these measures may vary among other companies and not be directly comparable. The following table reconciles EBITDA to net profit/(loss), the most directly comparable IFRS financial measure, for the periods presented:

USDm	2021	2020	2019
Reconciliation to net profit/(loss)			
Net profit/(loss) for the year	-42.1	88.1	166.0
Tax	1.3	1.4	0.8
Financial expenses	42.4	49.9	41.9
Financial income	-0.2	-0.5	-2.8
Depreciation	130.9	121.9	110.1
Impairment (reversal)/losses on tangible assets	4.6	11.1	-114.0
EBITDA	136.9	271.9	202.0

Return on Invested Capital (RoIC): TORM defines RoIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined below.

RoIC expresses the returns generated on capital invested in TORM. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. RoIC is calculated as follows:

USDm	2021	2020	2019
Operating profit/(loss) (EBIT)	1.4	138.9	205.9
Tax	-1.3	-1.4	-0.8
EBIT less Tax	0.1	137.5	205.1
Invested capital, opening balance	1,719.7	1,786.0	1,469.4
Invested capital, ending balance	2,011.3	1,719.7	1,786.0
Average invested capital for the year	1,865.5	1,752.7	1,627.7
Return on Invested Capital (RoIC)	0.0%	7.8%	12.6%

TORM ANNUAL REPORT 2021

GLOSSARY 176

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

Adjusted Return on Invested Capital (Adjusted RoIC): TORM defines Adjusted RoIC as earnings before interest and tax (EBIT) less tax and impairment losses and reversals, divided by the average invested capital less average impairment for the period. Invested capital is defined below.

The Adjusted RoIC expresses the returns generated on capital invested in TORM adjusted for impacts related to the impairment of the fleet. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. Adjusted RoIC is calculated as follows:

USDm	2021	2020	2019
EBIT less Tax	0.1	137.5	205.1
Profit from sale of vessels	-	-1.1	-1.2
Impairment losses and reversals on tangible assets	4.6	11.1	-114.0
Provisions	-	18.5	-
EBIT less tax and impairment	4.7	166.0	89.9
Average invested capital[1]	1,865.5	1,752.9	1,627.7
Average impairment [2]	42.3	41.5	98.2
Average invested capital less average impairment	1,907.8	1,794.2	1,725.9
Adjusted RoIC	0.2%	9.3%	5.2%

[1] Average invested capital is calculated as the average of the opening and closing balance of invested capital.
[2] Average impairment is calculated as the average of the opening and closing balances of impairment charges on vessels and goodwill in the balance sheet.

Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures´, deferred tax assets, bunkers, accounts receivables, assets held-for-sale (when applicable), non-current tax liability related to held over gains, trade payables, current tax liabilities and deferred income. Invested capital measures the net investment used to achieve TORM's operating profit. TORM believes that invested capital is a relevant measure that Management uses to measure the overall development of the assets and liabilities generating the net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

USDm	2021	2020	2019
Tangible and intangible fixed assets	1,960.9	1,748.4	1,782.2
Investments in joint ventures	1.5	1.6	1.2
Deferred tax asset	0.7	0.3	-
Bunkers	48.8	22.5	34.8
Accounts receivables [1]	129.6	85.6	99.5
Assets held-for-sale	13.2	-	9.1
Non-current tax liability related to held over gains	-45.2	-44.9	-44.9
Trade payables [2]	-79.0	-74.1	-94.4
Provisions	-18.3	-18.3	-
Current tax liabilities	-0.9	-1.4	-1.5
Invested capital	2,011.3	1,719.7	1,786.0

[1] Accounts receivables include Freight receivables, Other receivables and Prepayments.
[2] Trade payables include Trade payables and Other liabilities.

TORM ANNUAL REPORT 2021

GLOSSARY 177

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES - continued

Net interest-bearing debt: Net interest-bearing debt is defined as borrowings (current and non-current) less loans receivables and cash and cash equivalents, including restricted cash. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance TORM's investments. As such, TORM believes that net interest-bearing debt is a relevant measure which Management uses to measure the overall development of the use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

USDm	2021	2020	2019
Borrowings	1,148.4	853.3	863.4
Loans receivables	-4.6	-4.6	-4.6
Cash and cash equivalents, including restricted cash	-171.7	-135.6	-72.5
Net interest-bearing debt	972.1	713.1	786.3

Net Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as vessel values divided by net borrowings on the vessels.

LTV describes the net debt ratio on the vessel and is used by TORM to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

USDm	2021	2020	2019
Vessel values including newbuildings (broker values)	1,926.0	1,585.3	1,801.5
Total (value)	1,926.0	1,585.3	1,801.5
Borrowings	1,148.4	853.3	863.4
- Hereof debt regarding Land and buildings & Other plant and operating equipment	-5.6	-8.3	-6.8
Committed CAPEX on newbuildings	39.9	100.6	51.2
Loans receivables	-4.6	-4.6	-4.6
Cash and cash equivalents, including restricted cash	-171.7	-135.6	-72.5
Total (loan)	1,006.4	805.4	830.7
Net Loan-to-value (LTV) ratio	52.3%	50.8%	46.1%

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure which Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

USDm	2021	2020	2019
Net Asset Value per share			
Total vessel values including newbuildings (broker values)	1,926.0	1,585.3	1,801.5
Committed CAPEX on newbuildings	-39.9	-100.6	-51.2
Land and buildings	4.8	7.1	8.1
Other plant and operating equipment	6.3	6.8	4.3
Investments in joint ventures	1.5	1.6	1.2
Loans receivables	4.6	4.6	4.6
Deferred tax assets	0.7	0.3	-
Bunkers	48.8	22.5	34.8
Freight receivables	84.0	58.6	89.8
Other receivables	40.0	24.9	6.2
Prepayments	5.6	2.2	3.5
Cash position	171.7	135.6	72.5
Borrowings	-1,148.4	-853.3	-863.4
Trade payables	-35.3	-14.4	-47.1
Other liabilities	-43.7	-59.8	-47.3
Current tax liabilities	-0.9	-1.4	-1.5
Provisions	-18.3	-18.3	-
Total Net Asset Value (NAV)	1,007.5	801.7	1,016.0
Total number of shares excluding treasury shares (million)	80.7	74.4	74.4
Total Net Asset Value per share (NAV/share) (USD)	12.5	10.8	13.6

TORM ANNUAL REPORT 2021

GLOSSARY 178

TORM ANNUAL REPORT 2021 GLOSSARY 179 GLOSSARY ALTERNATIVE PERFORMANCE MEASURES - continued Liquidity: TORM defines liquidity as available cash, comprising cash and cash equivalents, including restricted cash, as well as undrawn and committed credit facilities. TORM finds the APM important as the liquidity expresses TORM’s financial position, ability to meet current liabilities and cash buffer. Further, it expresses TORM’s ability to act and invest when possibilities occur. USDm 2021 2020 2019 Cash and cash equivalents, including restricted cash 171.7 135.6 72.5 Undrawn credit facilities and committed facilities incl. sale & leaseback financing transactions 38.2 132.2 173.1 Liquidity 209.9 267.8 245.6